   As filed with the Securities and Exchange Commission on September 10, 1999
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ---------------
                 Primus Telecommunications Group, Incorporated
             (Exact name of registrant as specified in its charter)

                                ---------------
        Delaware                      4813                    54-1708481
       (State of                   (Primary                (I.R.S. Employer
     Incorporation)                Standard             Identification Number)
                                  Industrial
                                Classification
                                 Code Number)
                                ---------------
                        1700 Old Meadow Road, Suite 300
                             McLean, Virginia 22102
                                 (703) 902-2800
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                ---------------
                                 K. Paul Singh
                Chairman, President and Chief Executive Officer
                        1700 Old Meadow Road, Suite 300
                             McLean, Virginia 22102
                                 (703) 902-2800
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
                                With Copies to:

        James D. Epstein, Esquire              Edward P. Tolley III, Esquire
           Pepper Hamilton LLP                   Simpson Thacher & Bartlett
          3000 Two Logan Square                     425 Lexington Avenue
          18th and Arch Streets                   New York, New York 10017
    Philadelphia, Pennsylvania 19103                   (212) 455-2000
             (215) 981-4000
                                ---------------
  Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.
                                ---------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        Calculation of Registration Fee

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                       Proposed
                                                        Maximum      Amount of
              Title of Each Class of                   Aggregate    Registration
            Securities to be Registered             Offering Price      Fee
--------------------------------------------------------------------------------
Common stock, par value $.01 per share............. $172,500,000(1)   $47,955
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. Primus + +may not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion, dated September 10, 1999

PROSPECTUS

                                        Shares


                         [LOGO OF PRIMUS APPEARS HERE]


                                  Common Stock

--------------------------------------------------------------------------------

Primus is offering      shares of its common stock. Our shares are listed on
the Nasdaq National Market under the symbol "PRTL." The last reported sale price of our shares on September 9, 1999 was $23.125 per share.

     Investing in the shares involves risks. Risk Factors begin on page 8.

                                                          Per Share     Total
                                                         ----------- -----------
Public Offering Price................................... $           $
Underwriting Discount................................... $           $
Proceeds to Primus...................................... $           $

We have granted the underwriters a 30-day option to purchase up to an aggregate
of     additional shares of common stock on the same terms and conditions set forth above, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

It is expected that the shares will be delivered on or about    , 1999.

--------------------------------------------------------------------------------

Lehman Brothers                                       Morgan Stanley Dean Witter

     , 1999

   Map of the world showing the Primus network, including existing and planned locations of switches, points-of-presence, satellite earth stations and cable systems.

                               TABLE OF CONTENTS

                                      Page
                                      ----
Forward-Looking Information.........   ii
Prospectus Summary..................    1
Risk Factors........................    8
Recent Developments.................   20
Use of Proceeds.....................   22
Price Range of Common Stock.........   22
Dividend Policy.....................   22
Capitalization......................   23
Selected Financial Data.............   24
Unaudited Pro Forma Financial Data..   26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   30
Business............................   40

                                     Page
                                     ----
Management.........................   63
Transactions with Affiliates and
 Others............................   76
Principal Stockholders.............   78
Description of Capital Stock.......   80
Description of Indebtedness........   85
U.S. Tax Considerations Applicable
 to Non-U.S. Holders of the Common
 Stock.............................   90
Underwriting.......................   93
Incorporation of Certain Documents
 by
 Reference.........................   95
Legal Matters......................   95
Experts............................   95
Where You Can Find More Information
 ..................................   96
Index to Financial Statements......  F-1

                               ----------------

   You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               ----------------

   In this prospectus, we use: "dollars" and "$" to refer to United States dollars; "DM" to refer to German marks and "C$" to refer to Canadian dollars.

                          FORWARD-LOOKING INFORMATION

   We have included in this prospectus "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These statements are statements other than historical information or statements of current condition, relate to future events, such as the development of our iPRIMUS.com business, and can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "intends," "may," "will," "should," or "anticipates," or by the discussion of strategy. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements also may be included in, but are not limited to, various filings that we have made with the Securities and Exchange Commission, in press releases or in oral statements made by or with the approval of one of our authorized executive officers. Forward looking statements include, without limitation, statements regarding future margin performance, customer retention capabilities, future revenues, strategy, pricing of services and rates of "on-net" traffic. We wish to caution the reader that the forward-looking statements referred to above involve predictions. We cannot give you any assurance that the future results will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. The inclusion of forward-looking statements in this prospectus should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that our operating expectations will be realized. Actual events or results may differ materially as a result of risks facing us as more fully described in the "Risk Factors" section of this prospectus. Such risks include those associated with:

  . changes in the                           . our ability to make
    telecommunications or Internet             acquisitions and strategic
    industry and the general                   investments;
    economy;                                 . international operations;
  . the competition we face;                 . our dependence on effective
  . changes in service offerings;              information and billing
  . our limited operating history,             systems;
    particularly our limited                 . our ability to develop and
    experience providing Internet              manage our communications
    and data services;                         network; and
  . our entry into developing                . regulatory developments
    markets;
  . our ability to manage rapid
    growth, including successfully
    integrating our recently
    acquired businesses;

   We undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

                                    SUMMARY

   This summary highlights some of the information in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. To understand this prospectus, the shares and our business, you should read the entire prospectus, especially "Risk Factors" and the consolidated financial statements and related notes. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Primus

   We are a full-service, facilities-based global communications company. We offer a portfolio of bundled international and domestic voice, data and Internet services to business and residential retail customers and other carriers located in the United States, Canada, the United Kingdom, continental Europe, Australia and Japan. We seek to capitalize on the increasing demand for high-quality, international communications services, which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation and the growth of global data and Internet traffic. Through our recently formed subsidiary, iPRIMUS.com, we target the market opportunity created by the Internet's rapid growth by providing network-based Internet and data communications services.

   We have experienced significant growth and margin improvement from our initial public offering in the fourth quarter of 1996 through the second quarter of 1999, with our net revenues increasing at a compounded quarterly growth rate of 12.8% and our gross margin as a percentage of net revenue (after bad debt expense) improving from 7.7% to 23.0%. Our net revenue for the year ended December 31, 1998 was $421.6 million and we had net revenue of $316.9 million for the six months ended June 30, 1999. After giving effect to our June 1999 acquisition of the global retail telecommunications business of Telegroup, Inc. and our June 1998 acquisition of TresCom International, Inc., we would have had pro forma net revenue of $704.3 million for the year ended December 31, 1998. After giving effect to the Telegroup acquisition, we would have had pro forma net revenue of $409.8 million for the six months ended June 30, 1999.

   We primarily target customers with significant international communications needs, including small- and medium-sized businesses, multinational corporations, ethnic residential customers and other carriers and resellers. We provide our approximately 1.7 million customers with a portfolio of competitively priced services, including:

     .International and domestic long distance services and private networks;

     .Prepaid and calling cards, toll-free services and reorigination services; and

     .Local services in Australia, Canada, Puerto Rico and the United States Virgin Islands;

     .Dial-up, dedicated and high-speed Internet access;

     .Virtual private network services; and

     .Web hosting, data center co-location and e-commerce services.

Competitive Strengths

 Established Global Network

   Our worldwide network includes:

    . 19 carrier-grade switches, consisting of 15 international gateway switches (nine in North America, four in Europe and two in the Asia-Pacific region) and four domestic switches in Australia;

    . More than 100 points of presence (POPs) and Internet access nodes in additional markets within our principal service regions worldwide;

    . Ownership interests in 23 operational undersea fiber optic cable systems connecting 29 countries, as well as interests in eight additional undersea fiber optic cable systems currently under construction; and

    . A satellite earth station in London to carry Internet and data traffic to and from the Indian Ocean/Southeast Asia region.

 Opportunistic Entry in International Markets

   We are building our global communications business by entering selected deregulating markets that we believe present immediate market opportunities. For example, we expect our recent Telegroup acquisition and our recent acquisitions in Canada to enable us to capitalize on the growth and profit potential that we anticipate in Europe and Canada due to recent deregulation in those regions.

 Strong Base of Retail Customers

   Through a program of internal growth and acquisitions, we have increased our customer base to approximately 1.7 million business and residential customers. This compares with 175,000 customers as of December 31, 1997 and 447,000 customers as of December 31, 1998. We expect this increase in retail customers to continue as we expand our ability to offer our customers voice, data and Internet services on a bundled basis. We believe that our ability to increase our retail customers has been and will continue to be important because we generally realize a higher gross margin as a percentage of net revenue from these customers compared to carrier customers.

 Well-Positioned for Aggressive Expansion of Internet and Data Business

   We believe that our existing marketing channels and global network infrastructure position us to grow our Internet and data business. We now provide Internet access and data services to business and residential customers in Australia, Canada and Germany. We recently acquired a number of Internet service providers (ISPs) worldwide, including GlobalServe Communications, Ltd., a leading ISP in Canada, the remaining interest in HotKey Internet Services Pty. Ltd., an Australian ISP, that we did not previously own, and two German ISPs, TCP/IP GmbH, which operates an Internet backbone in Germany, and TouchNet GmbH. With our satellite earth station in London, we also offer Internet transmission services to and from the Indian Ocean/Southeast Asia region. We intend to deploy additional satellite earth stations to serve Latin America and the Pacific Rim.

   We intend to invest in a U.S. Internet backbone network and an overlay to our existing network architecture. This will enable us to carry Internet and data traffic for our business, residential, carrier and ISP customers. This network overlay will use packet switched technology, which includes Internet protocol and asynchronous transfer mode (ATM), in addition to traditional circuit switched voice traffic. Packet switched technology will enable us to transport voice and data traffic compressed as "packets" over circuits shared simultaneously by several users. This network investment will allow us to use our existing network infrastructure to offer to existing and new customers a full range of data and voice communications services, including, in selected geographic areas, dial-up and dedicated Internet access, Web hosting, managed virtual private network services, and ATM and frame relay data services. Our commitment and ability to provide reliable, carrier-grade voice, data and Internet communications over our global network on a standard platform recently enabled us to qualify as a Cisco powered network.

 Experienced Management Team

   Our management team is composed of a strong base of professionals with extensive expertise in the communications industry. We deploy our managers to key geographic regions in an effort to help ensure that our network expansion is implemented efficiently and our acquisitions are integrated successfully.

 Our Strategy

   Our objective is to become a leading global provider of international and domestic voice, data and Internet services. Key elements of our strategy to achieve this objective include:

    . Provide one-stop shopping for voice, data and Internet services;

    . Expand the reach and data capabilities of our global network;

    . Build base of retail customers with significant international communications usage;

    . Pursue early entry into selected deregulating markets; and

    . Grow through selected acquisitions, joint ventures and strategic investments.

Recent Developments

 Acquisitions of German ISPs

   In September 1999, we acquired TouchNet GmbH, a German ISP with a POP in Munich, Germany. Through this transaction, we acquired approximately 3,000 business customers in Germany. In May 1999, we acquired TCP/IP GmbH, which operates an Internet backbone in Germany.

 Digital Subscriber Line Agreement with Covad Communications

   On August 5, 1999, we entered into an agreement with Covad Communications, a leading broadband access provider, to offer digital subscriber line (DSL) services in the United States. The agreement enables us, through our Internet and data subsidiary, iPRIMUS.com, to deliver high-speed Internet access and other integrated communications services using Covad's DSL technology to business and residential customers in every major US metropolitan market. Under this agreement, we will also participate in joint marketing and advertising activities with Covad.

 Acquisition of Telegroup Retail Assets

   Effective June 1, 1999, we acquired the global retail business of Telegroup, including the acquisition of selected Telegroup foreign subsidiaries, which includes:

    . Approximately 372,000 retail customers located primarily in the United
      States, Europe and Australia;

    . Two carrier-grade switches, one located in the New York City area and one located in London, and approximately 20 programmable switching platforms and POPs located in the United States, Europe and Japan;


    . Telegroup's global network of sales agents and Web-based order-entry and provisioning system for agents; and


    . A global network operations center and call center.

   We expect that this acquisition initially will result in approximately $150 million of sustainable retail revenues annually, after taking into account attrition in Telegroup's customer and agent base which began to occur prior to our acquisition of Telegroup and which we expect to continue in the near future.

 Acquisition of AT&T Canada Consumer Business

   On May 31, 1999, we purchased the residential long distance customer base from AT&T Canada and ACC Telenterprises. This acquisition included approximately 428,000 retail voice customers, including 28,000 residential Internet customers, customer support assets, and related POPs. As part of the acquisition, we entered into a strategic alliance with AT&T Canada whereby AT&T Canada agreed to provide us with, among other things, network services in Canada for up to five years as well as customer support services for 12 months.

 Global Crossing Capacity Purchase Agreements

   On May 24, 1999, we entered into capacity purchase agreements with Global Crossing Holdings Ltd. We agreed to purchase up to $50 million of fiber capacity from Global Crossing, and Global Crossing agreed to purchase up to $25 million of services on our global satellite network.

 Acquisition of London Telecom

   On March 31, 1999, we acquired London Telecom and the assets of certain related companies, which collectively provide domestic and international long distance services to approximately 162,000 residential and business customers in Canada.

                                ----------------

   Our executive offices are located at 1700 Old Meadow Road, McLean, Virginia 22102, and our telephone number is (703) 902-2800.

                                ----------------

   For a discussion of certain risks that should be considered in connection with an investment in our common stock, see "Risk Factors" beginning on page 8.

                                  The Offering

Common Stock offered by
 Primus.................         shares
Common Stock outstanding
 after the offering.....         shares (1)
Use of Proceeds.........      The net proceeds will be used: to expand our network,
                              including purchasing transmission equipment facilities and support systems, international fiber capacity and satellite earth station facilities for new and existing routes and to enhance our network to expand our ability to provide data
                              and Internet services; to fund operating losses; and for
                              working capital and other general corporate purposes,
                              including possible acquisitions.
NASDAQ National Market
 symbol.................      PRTL

(1) Excludes 3,960,786 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plans. Also excludes up to 374,595 shares of common stock issuable upon exercise of outstanding warrants.

                     Summary Historical and Pro Forma Data

   The summary financial data presented below should be read in conjunction with our consolidated financial statements, and the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. The summary historical statement of operations data for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited financial statements, and the summary unaudited financial data for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth in this prospectus. The summary unaudited pro forma financial data have been derived from our audited financial statements for the year ended December 31, 1998, our unaudited financial data for six months ended June 30, 1999, the audited combined financial statements of Telegroup and certain subsidiaries for the year ended December 31, 1998, the unaudited combined financial statements of Telegroup and certain subsidiaries for the five months ended May 31, 1999, and the unaudited financial statements of TresCom International, Inc. for the period from January 1, 1998 through June 9, 1998, and should be read in conjunction with the unaudited pro forma financial data included elsewhere herein.

                                                         Pro Forma                         Pro Forma
                                                        as Adjusted   Six Months Ended    as Adjusted
                               Year Ended December 31,   Year Ended       June 30,        Six Months
                          ----------------------------  December 31, -------------------  Ended June
                            1996      1997      1998      1998(1)      1998       1999    30, 1999(2)
                          --------  --------  --------  ------------ ---------  --------  -----------
                                                    (Dollars in thousands)
Statement of Operations
 Data:
Net revenue(3)..........  $172,972  $280,197  $421,628   $ 704,260   $ 179,526  $316,854   $409,755
Cost of revenue.........   158,845   252,731   353,016     582,158     152,848   247,456    309,619
                          --------  --------  --------   ---------   ---------  --------   --------
 Gross margin...........    14,127    27,466    68,612     122,102      26,678    69,398    100,136
                          --------  --------  --------   ---------   ---------  --------   --------
Operating expenses:
 Selling, general and
  administrative........    20,114    50,622    79,532     182,547      34,367    70,849    102,516
 Depreciation and
  amortization..........     2,164     6,733    24,185      45,048       7,911    21,490     28,233
                          --------  --------  --------   ---------   ---------  --------   --------
   Total operating
    expenses............    22,278    57,355   103,717     227,595      42,278    92,339    130,749
                          --------  --------  --------   ---------   ---------  --------   --------
Loss from operations....    (8,151)  (29,889)  (35,105)   (105,493)    (15,600)  (22,941)   (30,613)
Interest expense(4).....      (857)  (12,914)  (40,047)    (99,724)    (16,780)  (34,293)   (50,563)
Interest income.........       785     6,238    11,504      13,910       5,270     6,011      6,232
Other income (expense)..      (345)      407       --         (260)        --        --         (32)
                          --------  --------  --------   ---------   ---------  --------   --------
Loss before income
 taxes..................    (8,568)  (36,158)  (63,648)   (191,567)    (27,110)  (51,223)   (74,976)
Income taxes............      (196)      (81)      --          (30)        --        --        (225)
                          --------  --------  --------   ---------   ---------  --------   --------
Net loss................  $ (8,764) $(36,239) $(63,648)  $(191,597)   $(27,110) $(51,223)  $(75,201)
                          ========  ========  ========   =========   =========  ========   ========
Geographic Data:
Net revenue:
 North America(5).......  $ 16,573  $ 74,359  $188,008               $  68,092  $152,882
 Asia-Pacific(6)........   151,253   183,126   172,757                  88,446   100,494
 Europe(7)..............     5,146    22,712    60,863                  22,988    63,478
                          --------  --------  --------               ---------  --------
   Total................  $172,972  $280,197  $421,628               $ 179,526  $316,854
                          ========  ========  ========               =========  ========
Other Data:
Gross margin as a
 percentage of net
 revenue................      8.2%      9.8%     16.3%       17.3%       14.9%     21.9%      24.4%
EBITDA(8)...............  $ (5,987) $(23,156) $(10,920)  $ (60,445)   $(7,689)  $(1,451)   $ (2,380)
Capital
 expenditures(9)........  $ 12,745  $ 39,465  $ 75,983                 $36,029   $45,395
Number of switches......         1        11        16                      15        19

                                                   As of June 30, 1999
                                           ------------------------------------
                                                           As       As Further
                                             Actual   Adjusted(10) Adjusted(11)
                                           ---------- ------------ ------------
                                                  (Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents(12)............  $  168,679  $  309,929   $  503,179
Restricted investments (including current
 and long-term)..........................      38,561      38,561       38,561
Working capital(13)......................      83,180     224,430      417,680
Total assets.............................   1,028,444   1,169,694    1,369,694
Long-term obligations (including current
 portion)................................     664,964     664,964      864,964
Stockholders' equity.....................      73,562     214,812      214,812

--------
 (1) Gives pro forma effect to: (a) (i) our merger with TresCom in June 1998 and (ii) the Telegroup acquisition, (b) (i) the sale of $150 million of senior notes in May 1998, (ii) the sale of $200 million of senior notes in January 1999 and (iii) the proposed private sale to institutional buyers of $200 million of senior notes in September 1999, in each case less discounts, commissions and estimated expenses of such offerings payable by us, and (c) the issuance of $45.5 million of senior notes in June 1999 in connection with the Telegroup acquisition, all as if they had occurred on January 1, 1998.
 (2) Gives pro forma effect to: (a) the Telegroup acquisition, (b) (i) the sale of $200 million of senior notes in January 1999 and (ii) the proposed private sale of $200 million of senior notes in September 1999, in each case less discounts, commissions and estimated expenses of such offerings payable by us, and (c) the issuance of $45.5 million of senior notes in June 1999 in connection with the Telegroup acquisition, all as if they had occurred on January 1, 1999.
 (3) Net revenue is after provision for bad debt.
 (4) Pro forma interest expense for the six months ended June 30, 1999 includes interest expense on the January 1999 senior notes, the $45.5 million senior notes issued in June 1999 in connection with the Telegroup acquisition and the proposed private sale of $200 million of senior notes in September 1999, and amortization of deferred financing costs where applicable. Pro forma interest expense for the year ended December 31, 1998 gives effect to the foregoing and interest expense on the 1998 senior notes.
 (5) Consists primarily of net revenue from operations in the United States for all periods prior to 1997. Net revenue for the periods subsequent to December 31, 1996 reflects our commencement of operations in Canada in April 1997.
 (6) Consists solely of net revenue from operations in Australia for the year ended December 31, 1996. Net revenue for the periods subsequent to December 31, 1996 reflects our commencement of operations in Japan in October 1997.
 (7) Consists solely of net revenue from operations in the United Kingdom for all periods prior to 1998. Net revenue for the periods subsequent to December 31, 1997 reflects our commencement of operations in Germany in August 1998.
 (8) As used herein, "EBITDA" is defined as income (loss) from operations plus depreciation and amortization expense. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included to provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs and is not necessarily comparable to similarly titled measures of other companies.
 (9) Capital expenditures exclude assets acquired in business combinations and under terms of capital leases.
(10) Gives effect to the sale of 6,557,377 shares of our common stock pursuant to this offering at $22.875, the last sale price of the common stock reported on September 7, 1999, less discounts, commissions and estimated expenses payable by us, as if it had occurred on June 30, 1999.
(11) Gives effect to the sale of 6,557,377 shares of our common stock pursuant to this offering at $22.875,the last sale price of the common stock reported on September 7, 1999, and the proposed private sale of $200 million of senior notes in September 1999, in each case less discounts, commissions and estimated expenses payable by us, as if they had occurred on June 30, 1999.
(12) Includes $40.3 million of cash (net of cash acquired) which was paid in July 1999 for the Telegroup acquisition.
(13) Consists of total current assets minus total current liabilities.

                                  RISK FACTORS

   You should consider carefully the following risks, in addition to the other information contained elsewhere in this prospectus, in evaluating whether to purchase any of our shares.

Our high level of debt may adversely affect our financial and operating flexibility.

   We have substantial indebtedness. As of June 30, 1999, after giving effect to the proposed private sale of $200 million of senior notes in September 1999, our total indebtedness would have been approximately $865.0 million. For the six months ended June 30, 1999, after giving pro forma effect to:

  . the sale of $200 million of senior notes in January 1999, less discounts, commissions, and estimated expenses of the offering payable by us;

  . the Telegroup acquisition and the related issuance of $45.5 million of senior notes in June 1999 in connection with this acquisition; and

  . the proposed private sale of $200 million of senior notes in September 1999, less discounts, commissions and estimated expenses of the offering payable by us;

all as if they had occurred on January 1, 1999, our consolidated EBITDA would have been approximately negative $2.4 million and our earnings would have been insufficient to cover our fixed charges by approximately $75.0 million.

   The indentures governing our senior notes limit, but do not prohibit, our incurrence of additional indebtedness and do not limit the amount of indebtedness that can be incurred to finance the cost of telecommunications equipment. We have recently incurred additional indebtedness, including in connection with our Telegroup acquisition. We expect that we will incur additional indebtedness in the future and our level of indebtedness could have important consequences to you, including the following:

  . any additional indebtedness could make it more difficult for us to make payments of interest on our outstanding debt;

  . we may limit our ability to obtain any necessary financing in the future for working capital, capital expenditures or other purposes;

  . we must dedicate a substantial portion of our cash flow from operations, if any, to the payment of principal and interest on our indebtedness and this cash flow will not be available for our use elsewhere in our business;

  . our flexibility in planning for, or reacting to, changes in our business could be limited;

  . we may be at a competitive disadvantage because we are more highly leveraged than some of our competitors; and

  . we may be more vulnerable in the event of a downturn in our business if we have a high level of indebtedness.

   We must increase substantially our net cash flow in order to meet our debt service obligations and cannot assure you that we will be able to meet our debt service obligations. The holders of such indebtedness can accelerate the maturity of such indebtedness if there is a default and that could cause defaults under our other indebtedness.

We experienced historical, and will experience future, operating losses, negative cash flow from operations and net losses.

   As of June 30, 1999, we had an accumulated deficit of $162.9 million. We incurred net losses of $2.4 million in 1995, $8.8 million in 1996, $36.2 million in 1997, $63.6 million in 1998, and $51.2 million for the six months ended June 30, 1999. On a pro forma basis, after giving effect to:

  . the sale of $150 million of senior notes in May 1998, less discounts, commissions, and estimated expenses;

  .  our merger with TresCom in June 1998;

  . the sale of $200 million of senior notes in January 1999, less discounts, commissions, and estimated expenses;

  . the Telegroup acquisition and the related issuance of $45.5 million of senior notes in June 1999 in connection with this acquisition; and

  . the proposed private sale of $200 million of senior notes in September 1999, less discounts, commissions and estimated expenses of the offering payable by us;

all as if they had occurred on January 1, 1998, we would have had a net loss for the year ended December 31, 1998 of $191.6 million. Our net revenue growth in each of the last 17 quarters should not be considered to be indicative of future net revenue growth, if any. We expect to continue to incur operating losses and negative cash flow from operations as we expand our operations and build-out and upgrade our telecommunications network. We cannot assure you that our net revenue will grow or be sustained in future periods or that we will be able to achieve or sustain profitability or generate positive cash flow from operations in any future period. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements.

If we are unable to obtain additional financing, we may have to reduce the size of our expansion.

   We continually evaluate the expansion of our service offerings and plan to make further investments in and enhancements to our telecommunications network and in distribution channels. To fund these additional cash requirements, we anticipate that we will have to raise additional financing from public or private equity or debt sources. Additionally, we may be required to seek additional capital sooner than expected if:

  . our plans or assumptions change or are inaccurate, including with respect to the development of our telecommunications network, the expansion of our service offerings, the scope of our operations and our operating cash flow;

  .  we consummate additional investments or acquisitions;

  .  we experience unexpected costs or competitive pressures; or

  .  our existing cash and any other borrowings prove to be insufficient.

We have agreed in certain agreements governing our indebtedness to restrictive covenants that will affect, and in many respects will limit or prohibit significantly, our ability to incur additional indebtedness and to create liens. If we do raise additional funds through the incurrence of debt, we would likely become subject to additional restrictive financial covenants. If we are unable to obtain additional capital at all or on acceptable terms, we may be required to reduce the scope of our expansion, including the expansion of iPRIMUS.com, which could adversely affect our business prospects and our ability to compete. We cannot assure you that we will be able to raise equity capital, obtain capital lease or bank financing or incur other borrowings on commercially reasonable terms, if at all, to fund any such expansion or otherwise.

We may enter new markets or businesses where we have limited or no operating experience.

   We have limited experience in operating our business. Our company was founded in February 1994 and began generating operating revenues in March 1995. We intend to enter additional markets or businesses, including offering Internet services, where we have limited or no operating experience. Accordingly, we cannot assure you that our future operations will generate operating or net income, and you must consider our prospects in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

We cannot assure you that our Internet and data business will be successful.

   We have recently begun targeting businesses and residential customers for Internet and data services through our newly formed subsidiary, iPRIMUS.com, and other recently acquired ISPs. We intend to expand our offering of data and Internet services worldwide and we anticipate offering a full-range of Internet protocol-based data and voice communications over our existing global network infrastructure. We have limited experience in the Internet business and cannot assure you that we will successfully establish or expand the business. Currently, we only provide Internet services to business and residential customers in Australia, Canada and Germany, and offer Internet transmission services in only the Indian Ocean/Southeast Asia regions through our satellite earth station in London.

   The market for Internet connectivity and related services is extremely competitive. Our primary competitors include other ISPs that have a significant national or international presence. Many of these carriers have substantially greater resources, capital and operational experience than we do. We also expect we will experience increased competition from traditional telecommunications carriers that expand into the market for Internet services. In addition, we will require substantial additional capital to make investments in our Internet operations and we may not be able to obtain that capital on favorable terms.

   Further, even if we are able to establish and expand our Internet business, we will face numerous risks that may adversely affect the operations of our Internet business. These risks include:

  . competition in the market for Internet services;

  . our limited operating history as an ISP;

  . rapid changes in technology related to our Internet business;

  . uncertainty relating to the adoption of the Internet as a medium of commerce and communications;

  . vulnerability to unauthorized access, computer viruses and other disruptive problems due to the accidental or intentional actions of others;

  . adverse regulatory developments;

  . the potential liability for information disseminated over our network;
    and

  . our need to manage the growth of our Internet business, including the need to enter into agreements with other providers of infrastructure capacity and equipment and to acquire other ISPs on acceptable terms.

We must complete our network, operate it efficiently and generate additional traffic.

   Our long-term success is dependent upon our ability to design, implement, operate, manage and maintain our telecommunications network, and our ability to generate and move traffic onto the network. We have incurred additional fixed operating costs due to our acquisition of telecommunications equipment and other assets of TresCom, London Telecom, AT&T Canada and ACC Telenterprises and Telegroup. We will incur additional fixed operating costs as we further expand our network. These costs typically are in excess of the revenue attributable to the transmission capacity funded by such costs until we generate additional traffic volume for such capacity. We cannot guarantee that we will generate sufficient traffic to utilize economically our capacity or that we can complete our network in a timely manner or operate it efficiently. We also intend to expand our network as more countries deregulate their telecommunications industries. We cannot guarantee that we will be able to obtain the required licenses or purchase the necessary equipment on favorable terms or, if we do, that we will be able to develop successfully our network in those countries.

We must manage our development and rapid growth effectively.

   Our continued growth and expansion places a significant strain on our management, operational and financial resources, and increases demands on our systems and controls. We continue to add switches and fiber optic cable and to expand our operations. We have expanded our retail operations through our recent acquisitions of TresCom, London Telecom, the consumer business of AT&T Canada, the residential long distance business of ACC Telenterprises and the retail business of Telegroup. We have also recently acquired several ISPs and created iPRIMUS.com, our subsidiary through which we intend to operate our Internet and data businesses. To manage our growth effectively, we must continue to implement and improve our operational and financial systems and controls, purchase and utilize other transmission facilities, and expand, train and manage our employee base. If we inaccurately forecast the movement of traffic onto our network, we could have insufficient or excessive transmission facilities and disproportionate fixed expenses. We cannot guarantee that we will be able to develop further our facilities-based network or expand at the rate presently planned, or that the existing regulatory barriers to such expansion will be reduced or eliminated. As we proceed with our development, we will place additional demands on our customer support, billing and management information systems, on our support, sales and marketing and administrative resources and on our network infrastructure. We cannot guarantee that our operating and financial control systems and infrastructure will be adequate to maintain and manage effectively our future growth.

We may not successfully integrate our recent acquisitions and we may not successfully complete or integrate future acquisitions.

   A key element of our business strategy is to acquire or make strategic investments in complementary assets and businesses, and a major portion of our growth in recent years is as a result of such acquisitions. Acquisitions, including our recent TresCom, London Telecom, AT&T Canada, ACC Telenterprises, Telegroup, GlobalServe and TCP/IP acquisitions, and strategic investments involve financial and operational risks. We may incur indebtedness in order to effect an acquisition and will need to service that indebtedness. An acquisition may not provide the benefits originally anticipated while we continue to incur operating expenses. There may be difficulty in integrating the service offerings, distribution channels and networks gained through acquisitions and strategic investments with our own. In a strategic investment where we acquire a minority interest in a company, we may lack control over the operations and strategy of the business, and we cannot guarantee that such lack of control will not interfere with the integration of services and distribution channels of the business with our own. Although we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, such unexpected liabilities nevertheless may accompany such strategic investments and acquisitions. We cannot guarantee that we successfully will:

  .  identify attractive acquisition and strategic investment candidates;

  .  complete and finance additional acquisitions on favorable terms; or

  .  integrate the acquired businesses or assets into our own.

   We cannot guarantee that the integration of our business with any acquired company's business, including the businesses of TresCom, London Telecom, AT&T Canada and ACC Telenterprises, Telegroup, GlobalServe and TCP/IP, will be accomplished smoothly or successfully, if at all. If we encounter significant difficulties in the integration of the existing services or technologies or the development of new technologies, resources could be diverted from new service development, and delays in new service introductions could occur. We cannot guarantee that we will be able to take full advantage of the combined sales forces' efforts. Successful integration of operations and technologies requires the dedication of management and other personnel which may distract their attention from our day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities.

We experience intense domestic and international competition.

   The long distance telecommunications industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. The industry has relatively limited barriers to entry in the more deregulated countries with numerous entities competing for the same customers.

Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, customers can switch carriers at any time. We believe that competition in all of our markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as the non-United States markets continue to experience deregulatory influences. Further deregulation in other countries such as Canada, the United Kingdom, Germany and Japan, could result in greater competition in telecommunications services offered in these countries. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue. We compete primarily on the basis of price, particularly with respect to our sales to other carriers, and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. Prices for long distance calls in several of the markets in which we compete have declined in recent years and are likely to continue to decrease. We cannot guarantee that we will be able to compete successfully in the future.

   Many of our competitors are significantly larger than we, and many of our competitors have:

    .  substantially greater financial, technical and marketing resources;

    .  larger networks;

    .  a broader portfolio of services;

    .  controlled transmission lines;

    .  stronger name recognition and customer loyalty; and

    .  long-standing relationships with our target customers.

In addition, many of our competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry. Several long distance carriers in the United States, including most recently, AT&T, MCI/WorldCom and Sprint, have introduced pricing strategies that provide for fixed, low rates for calls within the United States. If this strategy is adopted widely, it could have an adverse effect on our results of operations and financial condition if increases in telecommunications usage do not result or are insufficient to offset the effects of such price decreases. Our competitors include, among others: AT&T Corp., MCI/WorldCom, Sprint Corp., Frontier Communications Services, Inc., Pacific Gateway Exchange, Inc. and Qwest Communications International, Inc. in the United States; Telstra, Optus Communications Pty. Limited, AAPT, WorldxChange and GlobalOne in Australia; British Telecommunications plc., Mercury Communications, AT&T, MCI/WorldCom, GlobalOne, ACC Corporation, Colt Telecom, Energis, GTS/Esprit Telecom Group, and RSL Communications in the United Kingdom; Deutsche Telekom, O.tel.o Communications, Mannesmann ARCOR, Colt, MCI/WorldCom, and RSL Communications in Germany; Stentor and Sprint Canada in Canada; Telmex, the other PTTs in Latin America, AT&T, MCI/WorldCom and Sprint in Latin America; Kokusai Denshin Denwa Co., Ltd., Nippon Telegraph and Telephone Corporation, Japan Telecom, IDC and a number of second tier carriers such as Cable & Wireless, MCI/WorldCom and ATNet in Japan.

   Recent and pending deregulation in various countries may encourage new entrants to compete, including Internet service providers, cable television companies and utilities. For example, the United States and 68 other countries have committed to open their telecommunications markets to competition pursuant an agreement under the World Trade Organization which began on January 1, 1998. Further, in the United States once certain conditions are met under the United States Telecommunications Act of 1996, the regional bell operating companies will be allowed to enter the domestic long distance market, AT&T, MCI/WorldCom and other long distance carriers will be allowed to enter the local telephone services market, and any entity, including cable television companies and utilities, will be allowed to enter both the local service and long distance telecommunications markets. In addition, we could experience additional competition in the Australian market from newly licensed telecommunications carriers with the ongoing deregulation of the Australian telecommunications market and the granting of additional carrier licenses.

A deterioration in our relationships with facilities-based carriers could have a material adverse effect on us.

   We primarily connect our customers' telephone calls through transmission lines that we lease under a variety of arrangements with other facilities-based long distance carriers. Many of these carriers are, or may become, our competitors. Our ability to maintain and expand our business is dependent upon whether we continue to maintain favorable relationships with the facilities-based carriers from which we lease transmission lines. If our relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition. Moreover, we lease transmission lines from some vendors that currently are subject to tariff controls and other price constraints which in the future may be changed.

Uncertainties and risks associated with international markets could adversely impact our international operations.

   A key element of our business strategy is to expand in international markets. In many international markets, the existing incumbent carrier has certain advantages, including:

  .  controlling access to the local networks;

  .  enjoying better brand recognition and brand and customer loyalty; and

  . having significant operational economies, including a larger backbone network and more foreign carrier agreements with other incumbent carriers and other service providers.

Moreover, the incumbent carrier may take many months to allow competitors to interconnect to its switches. To achieve our objective of pursuing growth opportunities in international markets, we may have to make significant investments for an extended period before returns, if any, on such investments are realized. In addition, we cannot guarantee that we will be able to obtain the permits and operating licenses required by us to:

  .  operate our own transmission facilities or switches;

  .  obtain access to local transmission facilities; or

  .  market, sell and deliver competitive services in these markets.

In addition, such permits and operating licenses, if we obtain them, may not be obtained in the time frame that we currently contemplate.

   There are additional risks inherent in doing business on an international level which could materially and adversely impact our international operations. These risks include:

  . unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

  .  difficulties in staffing and managing foreign operations;

  .  problems in collecting accounts receivable;

  .  political risks;

  .  fluctuations in currency exchange rates;

  . foreign exchange controls which restrict or prohibit repatriation of funds;

  .  technology export and import restrictions or prohibitions;

  .  delays from customs brokers or government agencies;

  . seasonal reductions in business activity during the summer months and holiday periods; and

  . potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

A significant portion of our net revenue and expenses is denominated, and is expected to continue to be denominated, in currencies other than United States dollars. Changes in exchange rates may have a significant effect on our results of operations. Historically, we have not engaged in hedging transactions, and currently do not contemplate engaging in hedging transactions to mitigate foreign exchange risk.

   On January 1, 1999, 11 member countries of the European Union established fixed conversion rates between their national currencies and the "euro". At that time, the euro began trading on currency exchanges and became usable for non-cash transactions. However, traditional currencies will continue to be used until at least January 1, 2002. Given the extent of our current and expected services in continental Europe and the nature of those services, we currently do not expect euro conversion to have a material impact on operations or cash flows. However, uncertainties exist as to the effects of euro conversion on certain European customers and on the economies of the participating countries. Euro conversion also will cause a better ability to compare prices in different countries which may negatively impact pricing strategies in different participating countries. We plan to continue to evaluate the impact of euro conversion on our computer and financial systems, business processes, market risk and price competition.

Malfunctions in our existing information systems or delays in implementing new ones could adversely affect us.

   To bill our customers, we must record and process massive amounts of data quickly and accurately. We believe that our management information system will have to grow as our business expands and it will have to change as new technological developments occur. We believe that the successful implementation and integration of new information systems and backroom support will be important to our ability to:

  .  develop and grow our business;

  .  monitor and control costs;

  .  bill our customers accurately and in a timely fashion; and

  .  achieve operating efficiencies.

We cannot guarantee that we will avoid delays or cost-overruns, and we may suffer adverse consequences in implementing these systems. Any such delay or other malfunction of our management information systems could have a material adverse effect on our business, financial condition and results of operations.

We must modify our systems to be Year 2000 ready.

   In 1998, we began a comprehensive inventory and Year 2000 assessment of our principal computer systems, network elements, software applications and other business systems throughout the world. The Year 2000 problem is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Any of our systems, elements or applications that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in improperly routed traffic, a major system failure or miscalculations in invoices. We have completed our inventory assessment and have begun repairing or replacing the most critical items that we have determined not to be Year 2000 ready. We expect to complete the repair, replacement, testing and certification of substantially all non-ready network elements by the middle of the fourth quarter 1999. We are using both internal and external resources to identify, correct or reprogram, and test our systems for Year 2000 readiness. In addition, we are contacting third party suppliers of major equipment, software, systems and services that we use to identify and, to the extent possible, to resolve issues involving Year 2000 readiness. However, we have limited or no control over the actions of these third party suppliers. Consequently, we cannot guarantee that these suppliers will resolve any or all Year 2000 issues before the occurrence of a material disruption to our business or any of our customers.

   We expect to incur in the aggregate approximately $1 to $3 million in expenditures during 1999 to complete our Year 2000 readiness program. These estimates do not include the cost of systems, software and equipment that are being replaced or upgraded in the normal course of business. The costs of modifying our network elements, software and systems for Year 2000 readiness are being funded from existing cash resources. If we do not achieve readiness prior to December 31, 1999, or if we fail to identify and remedy all critical Year 2000 problems, our results of operations or financial condition could be materially and adversely affected. We have determined that non-ready network elements and systems may result in improperly routed traffic and that non-ready, non-network systems may result in errors in customer billing and accounting records. We may also be adversely affected by general economic disruptions caused by the Year 2000 issue even in circumstances where our systems and the systems of our customers are Year 2000 ready. We have begun to develop appropriate contingency plans to mitigate, to the extent possible, any significant Year 2000 non-readiness. If we are required to implement our contingency plans, the cost of Year 2000 readiness may be greater than the amount referenced above and cannot guarantee that these plans will be adequate.

Rapid changes in the telecommunications industry could adversely affect our competitiveness and our financial results.

   The international telecommunications industry is changing rapidly due to:

  .  deregulation;

  .  privatization of incumbent carriers;

  .  technological improvements;

  .  expansion of telecommunications infrastructure; and

  .  the globalization of the world's economies.

In addition, deregulation in any particular market may cause such market to shift unpredictably. We cannot guarantee that we will be able to compete effectively or adjust our contemplated plan of development to meet changing market conditions.

   The telecommunications industry generally is experiencing a rapid technological evolution. New products and service offerings are being introduced. Satellite and undersea cable transmission capacity is increasingly available for services similar to those we provide. Potential developments that could affect us adversely if we do not anticipate them or appropriately respond to them include:

  .  improvements in transmission equipment;

  . development of switching technology allowing voice/data/video multimedia transmission simultaneously; and

  . commercial availability of competitively-priced Internet-based domestic and international switched voice/data/video services.

Our profitability will depend on our ability to anticipate, assess and adapt to rapid technological changes and our ability to offer, on a timely and cost-effective basis, services that meet evolving industry standards. We cannot guarantee that we will be able to assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms.

Natural disasters could adversely affect our business.

   Many of the geographic areas where we conduct our business may be affected by natural disasters, including hurricanes and tropical storms. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on our business by damaging our network facilities or curtailing telephone traffic as a result of the effects of such events, such as destruction of homes and businesses.

The loss of our key personnel could significantly impact us.

   We depend upon the efforts of our management team and our key technical, marketing and sales personnel, particularly those of K. Paul Singh, our Chairman and Chief Executive Officer. If we lose the services of one or more of these key individuals, particularly Mr. Singh, our business and its future prospects could be materially and adversely affected. We have entered into an employment agreement with Mr. Singh, which continues until May 30, 2000, and from year to year thereafter unless terminated. We do not maintain any key person life insurance on the lives of any officer, director or key employee. Our future success will also depend on our ability to attract and retain additional key management and technical and sales personnel required in connection with the growth and development of our business. The competition to hire qualified employees and personnel in the telecommunications and Internet industries is intense, particularly in non-U.S. markets, and there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. We cannot guarantee that we will be successful in attracting and retaining such executives and personnel.

We are subject to potential adverse effects of regulation.

   Regulation of the telecommunications industry is changing rapidly, both domestically and internationally. Although we believe that deregulation efforts will create opportunities for us, they also present risks, which could have a material adverse effect on our business.

   As a multinational telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. Future regulatory, judicial, legislative and government policy changes may have a material adverse effect on us and domestic or international regulators or third parties may raise material issues with regard to our compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on our competitive position, growth and financial performance.

   In the United States, regulatory considerations that affect or limit our business include the following:

    . The recent trend in the United States toward reduced regulation has given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as us;

    . Any failure to maintain proper federal and state tariffs or certification, or any finding by the federal or state agencies that we are not operating under permissible terms and conditions, may result in an enforcement action or investigation;

    . Under new FCC rules, local exchange carriers will be permitted to allow certain volume discounts in the pricing of access charges, which may place many long distance carriers, including us, at a significant cost disadvantage to larger competitors. The FCC may amend its rules to require us to contribute to universal service funds based on foreign revenues as well as domestic revenues; currently, the FCC only requires such contribution based on domestic revenues; and

    . To the extent that the FCC finds that the International Settlements Policy still applies to us, the FCC could find that, absent a waiver, certain terms of our foreign carrier agreements do not meet the requirements of the International Settlements Policy. The FCC could, among other things, issue a cease and desist order or impose fines if it finds that these agreements conflict with the International Settlements Policy.

   In Canada, regulatory considerations that affect or limit our business include the following:

    . The Canadian Radio-television and Telecommunications Commission is currently conducting an examination of its international services contribution regime in light of its recent decision to move from a per circuit to a per minute contribution charge arrangement. We cannot assure you that the new regulatory framework, once implemented in Canada, will allow us to compete effectively in offering telecommunications services.

   In Australia, regulatory considerations that affect or limit our business include the following:

    . Carriers must meet the universal service obligation to assist in providing all Australians, particularly those living in remote areas, with reasonable access to standard telephone services. The Australian Communications Authority could make an assessment of a universal service levy that would be material or the Australian government could legislate universal service obligations that would be material.

   In Europe, regulatory considerations that affect or limit our business include the following:

    . A change in regulatory policy in Germany has taken place which requires us to invest in additional points of presence and transmission lines in order to continue to receive the lowest available interconnection rates. Growth of operations also requires adding additional interconnection lines. However, the cumulative demand for additional points of interconnection and interconnection lines by all alternative carriers has created a severe order backlog with Deutsche Telekom. The regulatory authority has generally declined to force Deutsche Telekom to supply our orders of points of interconnection and interconnection lines within a certain supply period. Deutsche Telekom has not yet supplied our orders. Our capacity will be severely restricted until these orders are fulfilled;

    . In Germany, we are subject to numerous regulatory requirements when we operate under our license, including the requirement that we present our standard terms and conditions to German regulators and possibly that we contribute to universal service mechanisms; and

    . Deutsche Telekom has exercised its option to terminate its current interconnection agreement with us as of the end of 1999 and has asked that renegotiations be commenced. Deutsche Telekom has at the same time presented us with a new draft interconnection agreement containing terms less favorable to us than in the current agreement, including, higher interconnection fees; higher resale fees for certain interconnecting calls; minimum traffic volume requirements; and the requirement to extend our license to a Germany-wide license. Most of these new terms have not been accepted by the German telecommunications regulatory authority for the period of the current interconnection regime until the end of 1999. The same terms may, however, be introduced under the new interconnection regime as of the year 2000 and may then adversely affect our business.

   In Japan, there can be no guarantee that the Japanese regulatory environment will allow us to provide services in Japan at competitive rates.

   In other jurisdictions regulatory considerations that affect or limit our business include the following:

    . In countries that enact legislation intended to deregulate the telecommunications sector or that have made commitments to open their markets to competition in the World Trade Organization Agreement, there may be significant delays in the adoption of implementing regulations and uncertainties as to the implementation of the deregulatory programs which could delay or make more expensive our entry into such additional markets; and

    . In some countries, regulators may make subjective judgments in awarding licenses and permits, and we may be excluded from such markets without any legal recourse. If we are able to gain entry into such a market, we cannot assure you that we will be able to provide a full range of services in such market. In addition, we may have to modify significantly our operations to comply with changes in the regulatory environment in such markets.

A group of our stockholders could exercise significant influence over our affairs.

   As of August 31, 1999, our executive officers and directors beneficially owned 9,946,995 shares of our common stock, representing 33.2% of the outstanding common stock. The executive officers and directors also have been granted options to purchase an additional 590,003 shares of our common stock which vest after August 31, 1999. Of these amounts, Mr. K. Paul Singh, our Chairman and Chief Executive Officer, beneficially owns 4,762,105 shares of our common stock, including options to purchase 371,433 shares of our common stock. Investors affiliated with E.M. Warburg, Pincus & Co., LLC beneficially own 3,875,689 shares of our common stock. As a result, the executive officers, directors and Warburg, Pincus exercise significant influence over such matters as the election of our directors, amendments to our charter, other fundamental corporate transactions such as mergers and asset sales, and otherwise the direction of our business and affairs. Additionally, under the terms of a shareholders' agreement among Warburg, Pincus, Mr. Singh and us, entered into in connection with our merger with TresCom, we agreed to nominate one individual selected by Warburg, Pincus and reasonably acceptable to our non-employee directors, to serve as a member of our board of directors. This nomination right remains effective so long as Warburg, Pincus is the beneficial owner of 10% or more of our outstanding common stock. In June 1998, Douglas Karp joined our board of directors pursuant to the foregoing arrangement.

Future sales of our common stock in the public market could lower our stock price.

   Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings. Upon
completion of this offering, we will have     shares of common stock
outstanding and 4,335,381 shares issuable upon exercise of outstanding options and warrants. Although a substantial portion of these shares are "restricted shares" or are held by our affiliates and, accordingly, may not be sold publicly except in compliance with Rule 144, a significant percentage of these shares, together with shares of our common stock issued in our initial public offering, shares of our common stock previously sold pursuant to Rule 144, and shares of our common stock issued in the TresCom merger to TresCom stockholders other than Warburg, Pincus, are freely tradeable immediately after completion of this offering. In addition, we may issue in the future additional shares of common stock as consideration for our investments. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

There is only a limited trading market for our common stock and the market price of our common stock may fluctuate significantly.

   Since our initial public offering in 1996, there has been limited trading in our common stock. There can be no assurance that following this offering, an active trading market for the common stock will be maintained. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. After completion of this offering, various factors and events may cause the market price of the common stock to fluctuate significantly. Such factors and events include the liquidity of the market for the common stock, variations in our quarterly operating results, regulatory or other changes (both domestic and international) affecting the telecommunications industry generally, our or our competitors' announcements of business developments, our adding customers in connection with acquisitions, changes in the cost of long distance service or other operating costs and changes in general market conditions.

Anti-takeover provisions could impede or discourage a third-party acquisition.

   Primus is a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without shareholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. We also have adopted a rights plan, commonly known as a "poison pill," that entitles our stockholders to acquire additional shares of our company, or a potential acquiror of our company, at a substantial discount from their market value in the event of an attempted takeover. Our certificate of incorporation or by-laws provide for a classified board of directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. The indentures governing our senior notes require that we offer to repurchase such notes upon a change in control of Primus. Lastly, all options issued under our stock option plans automatically vest upon a change in control. Our incorporation under Delaware Law, our board's ability to create and issue a new series of preferred stock, the acceleration of the vesting of options, the existence of our rights plan, the requirement to repurchase senior notes, and certain provisions of our certificate of incorporation or by-laws could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

                              RECENT DEVELOPMENTS

 Digital Subscriber Line Agreement with Covad Communications

   On August 5, 1999, we entered into an agreement with Covad Communications, a leading broadband access provider, to offer DSL services in the United States. DSL technology allows for secure high-speed Internet access using the existing copper phone wires found in nearly every home and business today. Once installed, the high-speed DSL connection is secure and is "always on," removing the need to dial-in each time a user wants to connect to the Internet. The agreement enables us, through our Internet and data subsidiary iPRIMUS.com, to deliver high-speed Internet access and other integrated communications services using Covad's DSL technology to business and residential customers in every major US metropolitan market. Under this agreement, we will also participate in joint marketing and advertising activities with Covad.

 Acquisition of Telegroup Retail Assets

   On June 30, 1999 and effective as of June 1, 1999, we acquired the global retail business of Telegroup, including the acquisition of selected Telegroup foreign subsidiaries, which includes:

  . Approximately 372,000 retail customers located primarily in the United States, Europe and Canada;

  . Two carrier grade switches, one located in the New York City area and one located in London;

  . Approximately 20 programmable switching platforms and POPs located in the United States, Europe and Japan;

  .  Telegroup's global network of sales agents;

  .  A Web-based order-entry and provisioning system for agents; and

  .  A global network operations center and call center.

   We paid the $71.8 million purchase price, plus $22.2 million for certain current assets, by issuing $45.5 million in aggregate principal amount of our 11 1/4% senior notes due 2009 and by issuing a $4.6 million short-term promissory note and paying the remainder in cash. The purchase price is subject to adjustment. The acquisition had an effective date of June 1, 1999 such that the financial results of the acquired business have been included in the Company's results beginning June 1, 1999.

   We expect that this acquisition initially will result in approximately $150 million of sustainable retail revenues annually, after taking into account attrition in Telegroup's customer and agent base, which began to occur prior to our acquisition of Telegroup and which we expect to continue for the near future.

 Acquisition of AT&T Canada Consumer Business

   On May 31, 1999, we purchased the residential long distance customer base and customer support assets and residential Internet customers and network of AT&T Canada and ACC Telenterprises for a purchase price of C$54.1 million (C$40.7 million in cash and C$13.4 million in debt). We also entered into a strategic alliance pursuant to which AT&T Canada agreed to:

  .  provide us with underlying network services in Canada for five years;

  .  provide Canadian domestic termination for our global customers;

  . provide customer support services to the customer base transferred to us for up to twelve months after the purchase; and

  .  license to us its bill face for six months after the purchase.

We intend to integrate the assets and residential long distance customer base of AT&T Canada and ACC Telenterprises into Primus Canada, our wholly-owned operating subsidiary in Canada. With this transaction, we acquired approximately 428,000 retail voice customers, including 28,000 residential Internet customers, customer support assets, and related POPs.

 Internet and Data Services

   In May 1999, we organized our Internet and data services business to be operated by our new subsidiary, iPRIMUS.com, which will provide services in some of the markets where we operate. We expect that iPRIMUS.com will use our existing global network infrastructure to offer a full range of Internet Protocol-based data and voice communications services. In February 1999, we acquired Globalserve Communications, a leading ISP in Canada, and we acquired the remaining 40% interest in Hotkey Internet Services that we did not previously own. We also recently acquired two German ISPs, TCP/IP, which operates an Internet backbone in Germany, and TouchNet. As a result of these acquisitions, we are now providing Internet services to business and residential customers in Australia, Canada and Germany. With our satellite earth station in London, we offer Internet transmission services in the Indian Ocean/Southeast Asia region. We intend to deploy additional satellite earth stations to service Latin America and the Pacific Rim. Our commitment and ability to provide voice, data and Internet communications over our global integrated communications network enabled us to qualify as a Cisco-powered network.

 Global Crossing Capacity Purchase Agreements

   On May 24, 1999, we entered into capacity purchase agreements with Global Crossing Holdings Ltd. We agreed to purchase up to $50 million of fiber capacity from Global Crossing and Global Crossing agreed to purchase up to $25 million of services on our global satellite network.

 Acquisition of London Telecom

   On March 31, 1999, we acquired London Telecom, a provider of domestic and international long distance services to approximately 162,000 residential and business customers in Canada and substantially all of the operating assets of Wintel CNC Communications, Inc. and Wintel CNT Communications, Inc., which are Canadian-based long distance telecommunications providers affiliated with the London Telecom companies, for C$76.0 million in cash. As part of this acquisition, we acquired network assets as well as call centers located in Toronto and Vancouver. We intend to continue marketing the London Telecom services under the London Telecom brand names.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the common stock will be approximately $141.3 million, after deducting the underwriting discounts, commissions and estimated expenses payable by us. This amount would be approximately $162.6 million if the underwriters fully exercise their over-allotment option. We intend to use the net proceeds to fund capital expenditures to expand and enhance our communications network and for other general corporate purposes, including possible acquisitions. The capital expenditures will be primarily for international and domestic switches and POPs for voice, data and Internet services, international and domestic fiber capacity for new and existing routes and satellite earth station facilities and other transmission equipment and support systems. The possible acquisitions are expected to primarily relate to our portfolio of Internet and data services. Pending such uses, we expect to invest the net proceeds from this offering in short-term, investment grade securities or shares of investment companies investing primarily in such securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on The NASDAQ Stock Market under the symbol "PRTL." The following table provides the high and low sale prices for our common stock on The NASDAQ Stock Market reported for the fiscal quarterly periods indicated below. These prices do not include retail markups, markdowns or commissions.

                                                                    High   Low
                                                                   ------ ------
Fiscal 1999
  Third Quarter (through September 9, 1999)....................... 25 1/8 15 3/4
  Second Quarter (through June 30, 1999).......................... 23 3/8  8 7/8
  First Quarter (through March 31, 1999).......................... 18 1/4  9 7/8
Fiscal 1998
  Fourth Quarter.................................................. 16 3/4  5 1/4
  Third Quarter................................................... 28      5 3/8
  Second Quarter.................................................. 30 7/8 14 5/8
  First Quarter................................................... 31 1/4 14 3/4
Fiscal 1997
  Fourth Quarter.................................................. 16 5/8 10
  Third Quarter................................................... 10 5/8  7 5/8
  Second Quarter.................................................. 11 1/8  7 1/8
  First Quarter................................................... 17      7 3/8

   On September 9, 1999, the last reported sale price of our common stock was $23 1/8.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings to finance our operations and expand our business. In addition, our ability to pay cash dividends is restricted by the indentures relating to our senior notes and may be further restricted by agreements entered into by us in the future with respect to other indebtedness. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

  .  on an actual basis;

  . on an as adjusted basis, after giving effect to the sale of 6,557,377 shares of our common stock pursuant to this offering, at $22.875, the last sale price of the common stock reported on September 7, 1999, less discounts, commissions and estimated expenses; and

  . on an as adjusted basis, after giving effect to the preceding bullet points, and as further adjusted for the proposed private sale of $200 million of senior notes in September 1999, less discounts, commissions and estimated expenses.

   This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, and notes thereto, included elsewhere in this prospectus.

                                                     As of June 30, 1999
                                                -------------------------------
                                                             As      As Further
                                                 Actual   Adjusted   Adjusted
                                                --------  --------  -----------
                                                   (Dollars in thousands)
Cash and cash equivalents(1)................... $168,679  $309,929  $  503,179
Restricted investments (including current and
 long-term)....................................   38,561    38,561      38,561
                                                --------  --------  ----------
  Total cash, cash equivalents and restricted
   investments.................................  207,240   348,490     541,740
                                                ========  ========  ==========
Debt and capital lease obligations:
  11 3/4% Senior Notes due 2004................  223,159   223,159     223,159
  9 7/8% Senior Notes due 2008.................  150,000   150,000     150,000
  11 1/4% Senior Notes due 2009................  245,467   245,467     245,467
  Proposed Senior Notes due 2009...............      --        --      200,000
  Capital lease obligations....................   26,863    26,863      26,863
  Other long-term obligations..................   19,475    19,475      19,475
                                                --------  --------  ----------
    Total debt and capital lease obligations...  664,964   664,964     864,964
Stockholders' equity:
  Common Stock, $.01 par value - authorized
   80,000,000 shares; issued and outstanding
   28,658,488 actual shares and 35,215,865 as
   adjusted and further adjusted shares .......      287       353         353
  Additional paid-in capital...................  242,536   383,720     383,720
  Accumulated deficit.......................... (162,876) (162,876)   (162,876)
  Accumulated other comprehensive loss.........   (6,385)   (6,385)     (6,385)
                                                --------  --------  ----------
    Total stockholders' equity.................   73,562   214,812     214,812
                                                --------  --------  ----------
    Total capitalization....................... $738,526  $879,776  $1,079,776
                                                ========  ========  ==========

--------
(1) Includes $40.3 million of cash (net of cash acquired) paid in July 1999 for the Telegroup acquisition.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the consolidated financial statements, the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The statement of operations data from inception to December 31, 1994, for the years ended December 31, 1995, 1996, 1997, 1998 and the balance sheet data as of December 31, 1994, 1995, 1996, 1997 and 1998 have been derived from the consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The statement of operations data for the six months ended June 30, 1998 and 1999, and the balance sheet data as of June 30, 1999, have been derived from the unaudited consolidated financial statements which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein.

                          Period from
                           Inception               Year Ended                       Six Months
                            through               December 31,                    Ended June 30,
                          December 31, ---------------------------------------  -------------------
                              1994       1995       1996      1997      1998      1998      1999
                          ------------ --------   --------  --------  --------  --------  ---------
                                        (In thousands, except switch and per share amounts)
Statement of Operations
 Data:
Net revenue(1)..........     $  --     $  1,167   $172,972  $280,197  $421,628  $179,526  $ 316,854
Cost of revenue.........        --        1,384    158,845   252,731   353,016   152,848    247,456
                             ------    --------   --------  --------  --------  --------  ---------
 Gross margin
  (deficit).............        --         (217)    14,127    27,466    68,612    26,678     69,398
Operating expenses:
 Selling, general and
  administrative........        557       2,024     20,114    50,622    79,532    34,367     70,849
 Depreciation and
  amortization..........         12         160      2,164     6,733    24,185     7,911     21,490
                             ------    --------   --------  --------  --------  --------  ---------
   Total operating
    expenses............        569       2,184     22,278    57,355   103,717    42,278     92,339
                             ------    --------   --------  --------  --------  --------  ---------
Loss from operations....       (569)     (2,401)    (8,151)  (29,889)  (35,105)  (15,600)   (22,941)
Interest expense........        (13)        (59)      (857)  (12,914)  (40,047)  (16,780)   (34,293)
Interest income.........          5          35        785     6,238    11,504     5,270      6,011
Other income (expense)..        --          --        (345)      407       --        --         --
                             ------    --------   --------  --------  --------  --------  ---------
Loss before income
 taxes..................       (577)     (2,425)    (8,568)  (36,158)  (63,648)  (27,110)   (51,223)
Income taxes............        --          --        (196)      (81)      --        --         --
                             ------    --------   --------  --------  --------  --------  ---------
Net loss................     $ (577)   $ (2,425)  $ (8,764) $(36,239) $(63,648) $(27,110) $ (51,223)
                             ======    ========   ========  ========  ========  ========  =========
Basic and diluted net
 loss per share.........     $(0.22)   $  (0.48)  $  (0.75) $  (1.99) $  (2.61) $  (1.30) $   (1.80)
                             ======    ========   ========  ========  ========  ========  =========
Weighted average number
 of shares..............      2,620       5,019     11,660    18,250    24,432    20,779     28,402
                             ======    ========   ========  ========  ========  ========  =========
Ratio of earnings to
 fixed charges(2).......        --          --         --        --        --        --         --
                             ======    ========   ========  ========  ========  ========  =========
Geographic Data:
Net revenue
 North America(3).......     $  --     $  1,167   $ 16,573  $ 74,359  $188,008  $ 68,092  $ 152,882
 Asia-Pacific(4)........        --          --     151,253   183,126   172,757    88,446    100,494
 Europe(5)..............        --          --       5,146    22,712    60,863    22,988     63,478
                             ------    --------   --------  --------  --------  --------  ---------
   Total................     $  --     $  1,167   $172,972  $280,197  $421,628  $179,526  $ 316,854
                             ======    ========   ========  ========  ========  ========  =========
Other Data:
Gross margin (deficit)
 as a percentage of net
 revenue................        --        (18.6)%      8.2%      9.8%     16.3%     14.9%      21.9%
EBITDA(6)...............     $ (557)   $ (2,241)  $ (5,987) $(23,156) $(10,920) $ (7,689) $  (1,451)
Capital
 expenditures(7)........     $  106    $    396   $ 12,745  $ 39,465  $ 75,983    36,029  $  45,395
Number of switches......        --            1          1        11        16        15         19
                                                                                            As of
                                         As of December 31,                               June 30,
                          ----------------------------------------------------            ---------
                              1994       1995       1996      1997      1998                1999
                          ------------ --------   --------  --------  --------            ---------
                                                    (In thousands)
Balance Sheet Data:
Cash and cash
 equivalents............     $  221    $  2,296   $ 35,474  $115,232  $136,196            $ 168,679
Restricted investments
 (including current and
 long-term).............        --          --         --     73,550    50,623               38,561
Working capital
 (deficit)..............       (264)      1,295     44,233   118,615   107,193               83,180
Total assets............        487       5,042    135,609   355,393   673,963            1,028,444
Long-term obligations
 (including current
 portion)...............         13         528     17,248   231,211   420,174              664,964
Stockholders' equity
 (deficit)..............        (71)      2,562     76,440    42,526   114,917               73,562

(1) Net revenue is after provision for bad debt.
(2) The ratio of earnings to fixed charges is computed by dividing pre-tax income from operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 1994, 1995, 1996, 1997 and 1998, and for the six month periods ended June 30, 1998 and 1999, earnings were insufficient to cover fixed charges by $0.6 million, $2.4 million, $8.6 million, $36.4 million, $63.6 million, $27.1 million, and $51.2 million, respectively.
(3) Consists primarily of net revenue from operations in the United States for all periods prior to 1997. Net revenue subsequent to December 31, 1996 reflects our commencement of operations in Canada beginning in April, 1997.
(4) Consists solely of net revenue from operations in Australia for the year December 31, 1996. Net revenue subsequent to December 31, 1996 reflects our commencement of operations in Japan beginning in October 1997.
(5) Consists solely of net revenue from operations in the United Kingdom for all periods prior to 1998. Net revenue subsequent to December 31, 1997 reflects our commencement of operations in Germany in August 1998.
(6) As used herein, "EBITDA" is defined as income (loss) from operations plus depreciation and amortization expense. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included to provide additional information regarding our ability to meet future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs and is not necessarily comparable to similarly titled measures of other companies.
(7) Capital expenditures excludes assets acquired in business combinations and under terms of capital leases.

                       UNAUDITED PRO FORMA FINANCIAL DATA

   The following unaudited pro forma consolidated financial statements are based on the historical presentation of our consolidated financial statements, the combined financial statements of Telegroup and certain subsidiaries and the financial statements of TresCom.

   The Unaudited Pro Forma Consolidated Statement of Operations for the six months ended June 30, 1999 gives effect to:

  . the sale of $200 million of senior notes in January 1999, less discounts, commissions and estimated expenses;

  . the Telegroup acquisition and the related issuance of $45.5 million of senior notes in June 1999 in connection with this acquisition; and

  . the proposed private sale of $200 million of senior notes in September 1999, less discounts, commissions and estimated expenses;

as if each had occurred on January 1, 1999.

   The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1998 gives effect to all of the items described in the preceding bullet points and:

  . the sale of $150 million of senior notes in May 1998, less discounts, commissions and estimated expenses; and

  .  our merger with TresCom in June 1998;

as if each had occurred on January 1, 1998.

   The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements, including notes thereto, of Primus, TresCom and Telegroup included elsewhere herein.

   The unaudited pro forma consolidated financial statements do not give effect to our acquisitions of the common stock of London Telecom, and the assets of certain related companies, and assets of AT&T Canada and ACC Telenterprises.

   The unaudited pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the transactions had occurred on the dates indicated or which may be obtained in the future.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                   ( In thousands, except per share amounts)

                                                      Adjustments
                                                  ----------------------
                                                                 Notes        Pro Forma
                         Primus(1)  Telegroup(2)  Telegroup    Issuances     As Adjusted
                         ---------  ------------  ---------    ---------     -----------
Net revenue............. $316,854     $101,618(3)  $(5,676)(4) $    --        $409,755
                                                    (3,041)(5)
Cost of revenue.........  247,456       67,584      (5,421)(4)      --         309,619
                         --------     --------     -------     --------       --------
Gross margin............   69,398       34,034      (3,296)         --         100,136
Operating expenses:
  Selling, general, and
   administrative.......   70,849       34,822        (114)(4)      --         102,516
                                                    (3,041)(5)
  Depreciation and
   amortization.........   21,490        5,709      (1,100)(7)      --          28,233
                                                     2,134 (8)
                         --------     --------     -------     --------       --------
    Total operating
     expenses...........   92,339       40,531      (2,121)         --         130,749
                         --------     --------     -------     --------       --------
Gain (loss) from
 operations.............  (22,941)      (6,497)     (1,175)         --         (30,613)
Interest expense........  (34,293)      (6,500)      6,500(6)   (16,270)(9)    (50,563)
Interest income.........    6,011          221                                   6,232
Other income............                   (32)                                    (32)
                         --------     --------     -------     --------       --------
Gain (loss) before
 income taxes...........  (51,223)     (12,808)      5,325      (16,270)       (74,976)
Income taxes............                  (225)                                   (225)
                         --------     --------     -------     --------       --------
Net loss................ $(51,223)    $(13,033)    $ 5,325     $(16,270)      $(75,201)
                         ========     ========     =======     ========       ========
Basic and diluted net
 loss per share......... $  (1.80)                                            $  (2.65)
                         ========                                             ========
Weighted average number
 of shares..............   28,402                                               28,402
                         ========                                             ========

--------
(1) Represents the historical results of our operations for the six months ended June 30, 1999.
(2) Represents the historical results of operations of Telegroup for the five months ended May 31, 1999.

Telegroup Adjustments:

(3) Does not give effect to the attrition in Telegroup's retail customer and agent base, which began to occur prior to our acquisition of Telegroup and which we expect to continue into the near future.
(4) To eliminate wholesale net revenue, cost of revenue, and selling, general and administrative expenses, as this component of the Telegroup business had been substantially eliminated prior to the purchase by Primus.
(5) To reflect the reclassification of bad debt expenses from selling, general and administrative expenses to a reduction of net revenue to conform to Primus's accounting policies.
(6) To eliminate interest expense on non-purchased obligations.
(7) To reverse amortization expense associated with Telegroup's previously acquired customer list, the excess of purchase price over the fair value of net assets acquired, depreciation and amortization of non-purchased fixed and cable assets, and amortization related to debt financing costs.
(8) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.

Notes Issuances:

(9) To reflect the interest expense and amortization of deferred financing costs, where applicable, on the $200 million of January 1999 senior notes, the $45.5 million of senior notes issued in June 1999 in connection with the Telegroup acquisition and the proposed private sale of $200 million of September 1999 senior notes. Reflects interest on the proposed September 1999 senior notes at an assumed rate of 12% per annum. Each 1/8% change in the interest rate on such senior notes will increase or decrease Primus's interest expense per annum by $250,000.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                   ( In thousands, except per share amounts)

                                                                       Adjustments
                                                               ------------------------------------
                                                                                            Notes        Pro Forma As
                          Primus(1)  TresCom(2) Telegroup(3)   TresCom     Telegroup      Issuances        Adjusted
                          ---------  ---------- ------------   -------     ---------      ---------      ------------
Net revenue.............  $421,628    $71,342     $359,932 (4) $(1,817)(5) $(125,269)(9)  $    --          $704,260
                                                                              (9,369)(10)
                                                                (5,957)(6)    (6,230)(11)
Cost of revenue.........   353,016     60,632      299,651      (5,957)(6)  (119,632)(9)                    582,158
                                                                              (5,552)(11)
                          --------    -------     --------     -------     ---------      --------        ---------
Gross margin............    68,612     10,710       60,281      (1,817)      (15,684)          --           122,102
Operating expenses:
 Selling, general, and
  administrative........    79,532     16,050      106,628      (1,817)(5)    (5,152)(9)                    182,547
                                                                              (9,369)(10)
                                                                              (3,325)(14)
 Depreciation and
  amortization..........    24,185      3,215       10,940      (1,046)(7)    (1,701)(15)                    45,048
                                                                 4,333 (8)     5,122 (16)
 Impairment of long-
  lived assets..........                            14,799                   (14,799)(12)                       --
                          --------    -------     --------     -------     ---------      --------        ---------
 Total operating
  expenses..............   103,717     19,265      132,367       1,470       (29,224)          --           227,595
                          --------    -------     --------     -------     ---------      --------        ---------
Gain (loss) from
 operations.............   (35,105)    (8,555)     (72,086)     (3,287)       13,540           --          (105,493)
Interest expense........   (40,047)      (754)     (11,069)                   11,069 (13)  (58,923)(17)     (99,724)
Interest income.........    11,504                   2,406                                                   13,910
Other income (expense)..                  288         (548)                                                    (260)
                          --------    -------     --------     -------     ---------      --------        ---------
Gain (loss) before
 income taxes...........   (63,648)    (9,021)     (81,297)     (3,287)       24,609       (58,923)        (191,567)
Income taxes............                               (30)                                                     (30)
                          --------    -------     --------     -------     ---------      --------        ---------
Net loss................  $(63,648)   $(9,021)    $(81,327)    $(3,287)    $  24,609      $(58,923)       $(191,597)
                          ========    =======     ========     =======     =========      ========        =========
Basic and diluted net
 loss per share.........  $  (2.61)                                                                       $   (6.88)
                          ========                                                                        =========
Weighted average number
 of shares..............    24,432                               3,414                                       27,846
                          ========                             =======                                    =========

-------
 (1) Reflects the historical results of our operations for the year ended December 31, 1998.
 (2) Reflects the historical results of operations of TresCom from January 1, 1998 through June 9, 1998, the date of such acquisition.
 (3) Reflects the historical results of operations of Telegroup for the year ended December 31, 1998.
 (4) Does not give effect to the attrition in Telegroup's retail customer and agent base which began to occur prior to our acquisition of Telegroup and which we expect to continue into the near future. After giving effect to this attrition and to the adjustments described in notes (9), (10) and
     (11) below, we expect that this acquisition initially will result in approximately $150 million of sustainable retail revenues annually.

TresCom Adjustments:
 (5) To reflect the reclassification of bad debt expense from selling, general and administrative expenses to a reduction of net revenue to conform to Primus's accounting policies.
 (6) To eliminate the effects of intercompany transactions between Primus and TresCom.
 (7) To reverse amortization expense associated with TresCom's previously acquired customer list and the excess of purchase price over the fair value of net assets acquired.
 (8) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.

Telegroup Adjustments:
 (9) To eliminate wholesale net revenue, cost of revenue, and selling, general and administrative expenses, as this component of the Telegroup business had been substantially eliminated prior to the purchase by Primus.
(10) To reflect the reclassification of bad debt expenses from selling, general and administrative expenses to a reduction of net revenue to conform to Primus's accounting policies.
(11) To eliminate the effects of intercompany transactions between Telegroup, Primus, and TresCom.
(12) To eliminate the write-down of non-purchased assets.
(13) To eliminate interest expense on non-purchased obligations.

(14) To eliminate restructuring expenses and losses on non-purchased assets held for disposal.
(15) To reverse amortization expense associated with Telegroup's previously acquired customer list, the excess of purchase price over the fair value of net assets acquired, depreciation and amortization of non-purchased fixed and cable assets, and amortization expense related to debt financing costs.
(16) To record amortization expense associated with acquired customer list and the excess of purchase price over the fair value of net assets acquired.

Notes Issuances:
(17) To reflect the interest expense and amortization of deferred financing costs, where applicable, on the $150 million of 1998 senior notes, the $200 million of January 1999 senior notes, the $45.5 million of senior notes issued in June 1999 in connection with the Telegroup acquisition and the proposed private sale of $200 million of September 1999 senior notes. Reflects interest on the proposed September 1999 senior notes at an assumed rate of 12%. Each 1/8% change in the interest rate on such senior notes will increase or decrease Primus's interest expense per annum by $250,000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the applicable consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

Overview

   We are a facilities-based global communications company offering a portfolio of bundled international and domestic voice, data and Internet services to business, residential and carrier customers. Our customers are primarily in North America, Europe and selected markets within the Asia-Pacific region. We seek to capitalize on the increasing demand for high-quality international communications services. The globalization of the world's economies, the worldwide trend toward telecommunications deregulation and the growth of data and Internet traffic fuel this demand. We provide services over our network, which consists of:

  . 19 carrier-grade switches, including 15 international gateway switches in the United States, Australia, Canada, Germany, Japan, Puerto Rico and the United Kingdom, and four domestic switches in Australia;

  . more than 100 POPs and Internet access nodes in additional markets within our principal service regions;

  . both owned and leased transmission capacity on undersea and land-based fiber optic cable systems; and

  . an international satellite earth station located in London, together with the capacity we leased on an Intelsat satellite.

Utilizing this network, along with resale arrangements and foreign carrier agreements, we offer quality service to approximately 1.7 million customers.

   We were founded in February 1994, and through the first half of 1995 we were a development stage enterprise involved in various start-up activities. We began generating revenue during March 1995. On March 1, 1996 we acquired Axicorp Pty. Ltd., the fourth largest telecommunications provider in Australia. We then entered the Japanese and German markets with our October 1997 acquisition of TelePassport/USFI, and we expanded our service offerings in Australia with our March 1998 acquisition of a controlling interest in Hotkey Internet Services Pty. Ltd., an Australia-based ISP, and our April 1998 acquisition of Eclipse Telecommunications Pty. Ltd., an Australia-based data communications service provider.

   On June 9, 1998, we acquired the operations of TresCom. The TresCom merger expanded the scope and coverage of our communications network, thereby providing additional opportunities to migrate traffic onto the network, resulting in better utilization of the network and reduced variable costs. In 1999, we have:

  . acquired London Telecom, a Canadian long distance provider, and certain related companies;

  . purchased a residential long distance customer base, customer support assets and residential Internet customers and network from AT&T Canada and ACC Telenterprises;

  . purchased Telegroup's global retail customer businesses, which include retail customers primarily in North America and Europe; and

  . organized our Internet and data services business into a new subsidiary, iPRIMUS.com, acquired GlobalServe, a Canadian ISP, TCP/IP and TouchNet, two independent German ISPs, and the remaining interest in Hotkey Internet Services, entered into an agreement with Covad Communications to offer DSL Services, and began to build an Internet Protocol-based network platform in Australia.

   Net revenue is earned based on the number of minutes billable and is recorded upon completion of a call, adjusted for sales allowance. We generally price our services at a savings compared to the major carriers operating in our principal service regions. Our net revenue is derived from carrying a mix of business, residential and carrier long distance traffic, data and Internet traffic in Australia, Canada and Germany, and, in Australia, also from the provision of local and cellular services. We expect to continue to generate net revenue from internal growth through sales and marketing efforts focused on customers with significant international long-distance usage, including small- and medium-sized businesses, multinational corporations, ethnic residential customers and other telecommunications carriers and resellers.

   Prices in the long distance industry in the United States and the United Kingdom have declined in recent years and, as competition continues to increase, we believe that prices are likely to continue to decrease. Additionally, we believe that because deregulatory influences only recently have begun to affect non-United States and non-United Kingdom telecommunications markets, including Australia, the deregulatory trend in such markets is expected to result in greater competition which could adversely affect our net revenue per minute and gross margin as a percentage of net revenue. However, we believe that such decreases in prices will be offset by increased communications usage and decreased costs.

   Cost of revenue is comprised primarily of costs incurred from other domestic and foreign telecommunications carriers to originate, transport and terminate calls. The majority of our cost of revenue is variable, based upon the number of minutes of use, with transmission and termination costs being our most significant expense. As we increase the portion of traffic transmitted over leased or owned facilities, cost of revenue increasingly will be comprised of fixed costs. In order to manage such costs, we pursue a flexible approach with respect to the expansion of our network. In most instances, we initially obtain transmission capacity on a variable-cost, per-minute leased basis, next acquire additional capacity on a fixed-cost basis when traffic volume makes such a commitment cost-effective, and ultimately purchase and operate our own facilities when traffic levels justify such investment. We also seek to lower our cost of revenue through:

  .  optimizing the routing of calls over the least cost route;

  . increasing volumes on our fixed cost leased and owned lines, thereby spreading the allocation of fixed costs over a larger number of minutes;

  . negotiating lower variable usage based costs with domestic and foreign service providers and negotiating additional and lower cost foreign carrier agreements with the foreign incumbent carriers and others; and

  . continuing to expand the network when we believe traffic volumes justify such investment.

   We generally realize a higher gross margin as a percentage of net revenue on our international as compared to our domestic long distance services and a higher gross margin as a percentage of net revenue on our services to both business and residential customers compared to those realized on our services to other telecommunications carriers. In addition, we generally realize a higher gross margin as a percentage of net revenue on our long distance services as compared to those realized on local switched and cellular services. Carrier services, which generate a lower gross margin as a percentage of net revenue than retail services, are an important part of our net revenue because the additional traffic volume of such carrier customers improves the utilization of the network and allows us to obtain greater volume discounts from our suppliers than we otherwise would realize. Our overall gross margin as a percentage of net revenue may fluctuate based on our relative volumes of international versus domestic long distance services, carrier services versus business and residential long distance services, and the proportion of traffic carried on our network versus resale of other carriers' services.

   Our selling, general and administrative expenses are comprised primarily of salaries and benefits, commissions, occupancy costs, sales and marketing expenses, advertising and administrative costs. These expenses have been increasing consistently with the expansion of our operations. We expect this trend to continue and believe that we will incur additional selling, general and administrative expenses to support the expansion of sales and marketing efforts and operations in current markets as well as new markets in our principal service regions.

   Since the inception of our operations, we have made, and expect to continue to make, significant investments in the development of our operations in our principal service regions and the development and expansion of our network. The costs of developing our operations and expanding our network, including the purchase and installation of switches, sales and marketing expenses and other organizational costs, are significant. In addition, our increased capital investment activity in the future can be expected to affect our operating results in the near term due to increased depreciation charges and interest expense in connection with borrowings to fund such expenditures. These costs will be incurred in advance of the realization of the expected improvements in operating results from such investments. Such costs and investment activities have resulted in negative cash flows and operating losses for us on an historical basis. Operating losses are expected to continue in the near future as we use the proceeds from the notes to accelerate the expansion of our business and the build-out of our network.

   Although our functional currency is the United States dollar, a significant portion of our net revenue is derived from sales and operations outside the United States. In the future, we expect to continue to derive the majority of our net revenue and incur a significant portion of our operating costs from outside the United States and therefore changes in exchange rates may have a significant effect on our results of operations. We historically have not engaged in hedging transactions and do not currently contemplate engaging in hedging transactions to mitigate foreign exchange risks.

   Other Financial and Operating Data. The following financial and operating data for the nine quarters ended June 30, 1999 are provided for informational purposes and should be read in conjunction with the consolidated financial statements and the notes thereto contained elsewhere herein.

                                                             Three Months Ended
                    --------------------------------------------------------------------------------------------------------
                    June 30,  September 30, December 31, March 31,  June 30,  September 30, December 31, March 31,  June 30,
                      1997        1997          1997       1998       1998        1998          1998       1999       1999
                    --------  ------------- ------------ ---------  --------  ------------- ------------ ---------  --------
                                               (in thousands, except gross margin percentage)
Financial Data(1):
 Net revenue(2).... $ 70,045    $ 73,018      $ 78,098   $ 80,051   $ 99,475    $116,047      $126,055   $131,228   $185,626
 Gross margin......    5,867       7,752         9,845     11,329     15,349      19,490        22,444     26,632     42,766
 Gross margin
  percentage.......      8.4%       10.6%         12.6%      14.2%      15.4%       16.8%         17.8%      20.3%      23.0%
EBITDA(3)..........   (7,339)     (5,997)       (4,993)    (4,048)    (3,641)     (3,532)          301     (2,664)     1,213
Minutes of Long
 Distance Use:
International:
 North America.....   45,784      57,199        75,950     78,950    111,029     152,701       197,069    205,194    276,128
 Asia-Pacific......    6,222      11,844        18,944     24,596     29,865      32,896        32,370     35,113     36,815
 Europe............    5,131       9,852        17,403     22,944     49,028      52,266        69,628     97,133    129,277
                    --------    --------      --------   --------   --------    --------      --------   --------   --------
   Total
    international..   57,137      78,895       112,297    126,490    189,922     237,863       299,067    337,440    442,220
                    --------    --------      --------   --------   --------    --------      --------   --------   --------
Domestic:
 North America.....   18,498      17,131        17,653     20,138     36,590      86,113        73,019     67,958    173,438
 Asia-Pacific......   61,304      61,544        61,496     61,151     64,936      76,456        82,111     85,054    108,923
 Europe............    5,775       6,973         9,626     11,462     18,263      16,354        25,633     21,516     58,686
                    --------    --------      --------   --------   --------    --------      --------   --------   --------
   Total domestic..   85,577      85,648        88,775     92,751    119,789     178,923       180,763    174,528    341,047
                    --------    --------      --------   --------   --------    --------      --------   --------   --------
Total minutes of
 long distance
 use...............  142,714     164,543       201,072    219,241    309,711     416,786       479,830    511,968    783,267
                    ========    ========      ========   ========   ========    ========      ========   ========   ========

--------
(1) Reflects the commencement of operations in Canada in April 1997, the TelePassport/USFI acquisition in October 1997, the TresCom merger in June 1998 and the Telegroup acquisition in June 1999.
(2) Net revenue is after provision for bad debt.

(3) As used herein, "EBITDA" is defined as income (loss) from operations plus depreciation and amortization expense. While EBITDA should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information regarding our ability to meet future debt service, capital expenditures and working capital requirements. EBITDA is not necessarily a measure of our ability to fund our cash needs and is not necessarily comparable to similarly titled measures of other companies.

Results of Operations

 For the six months ended June 30, 1999 as compared to the six months ended June 30, 1998

   Net revenue increased $137.4 million or 77%, from $179.5 million for the six months ended June 30, 1998 to $316.9 million for the six months ended June 30, 1999. North American operations contributed $84.8 million, representing 125% growth in North America, to the overall net revenue increase. The growth reflects increased traffic volumes in business and ethnic residential retail operations and in carrier operations, and includes six months of operations of TresCom in the 1999 results versus twenty-one days of operations in the 1998 results. The 1999 results also reflect three months of results for the acquired businesses of the London Telecom Companies and the Wintel Companies and one month of results for the acquired business of Telegroup and AT&T Canada. The Company's Asia-Pacific net revenue increased $12.1 million or 14% from $88.4 million for the six months ended June 30, 1998 to $100.5 million for the six months ended June 30, 1999. Net revenue of the Australian operations grew as a result of increased traffic from retail residential and business customers and from the addition of data and Internet services. The European net revenue increased $40.5 million from $23.0 million for the six months ended June 30, 1998 to $63.5 million for the six months ended June 30, 1999, a growth rate of 176%. The European net revenue increase is attributable to increased traffic volumes in the United Kingdom's business and residential retail traffic and carrier operations, increased retail and carrier traffic volumes in Germany and the addition of one month of Telegroup net revenue.

   Cost of revenue increased to $247.5 million or 78.1% of net revenue for the six months ended June 30, 1999, from $152.8 million or 85.1% of net revenue for the six months ended June 30, 1998. This $94.7 million increase is caused by the increase in traffic volumes associated with net revenue growth. This increase is also due to the addition of expense from acquired operations including the acquired businesses of the London Telecom Companies, the Wintel Companies, Telegroup and AT&T Canada. The cost of revenue as a percentage of net revenue decreased as a result of the continuing expansion of our global network, a greater mix of retail traffic and the continuing migration of existing and newly generated customer traffic onto our network and new higher margin product offerings such as data and Internet services.

   Selling, general and administrative expenses of $70.8 million for the six months ended June 30, 1999 increased by $36.4 million from $34.4 million for the six months ended June 30, 1998. The increase is attributable to the addition of the acquired businesses of the London Telecom and Wintel Companies, Telegroup, AT&T Canada, TresCom and GlobalServe as well as the impact of increased advertising and sales expenses focused on our retail operations.

   Depreciation and amortization expense increased from $7.9 million for the six months ended June 30, 1998 to $21.5 million for the six months ended June 30, 1999. The increase is associated with increased depreciation expense related to capital expenditures to expand the network including purchases for fiber optic cable, switching and other network equipment being placed into service, and increased amortization expense related to intangible assets arising from our acquisitions of Trescom, the London Telecom and Wintel Companies, Telegroup, AT&T Canada, GlobalServe and Hotkey.

   Interest expense increased from $16.8 million for the six months ended June 30, 1998 to $34.3 million for the six months ended June 30, 1999. The increase is primarily due to the issuance of the 1999 senior notes, 1998 senior notes and additional capital lease financing.

   Interest income increased from $5.3 million for the six months ended June 30, 1998 to $6.0 million for the six months ended June 30, 1999.

 For the year ended December 31, 1998 as compared to the year ended December 31, 1997

   Net revenue increased $141.4 million or 51% to $421.6 million for the year ended December 31, 1998, from $280.2 million for the year ended December 31, 1997. Of the net revenue increase, $113.7 million was associated with our North American operations, which represents a growth rate of approximately 153%. The growth reflects increased traffic volumes in business and ethnic residential retail operations and in carrier operations, and includes operations of TresCom (since the June 9, 1998 acquisition), and a full year's results of the acquired Canadian operations and the acquired operations of TelePassport L.L.C./USFI, Inc. Our European net revenue increased from $22.7 million for the year ended December 31, 1997 to $60.9 million for the year ended December 31, 1998, resulting from increased retail business and residential traffic and the addition of carrier services, both in the United Kingdom and Germany. Our Asia-Pacific net revenue decreased by $10.3 million or 5.7% to $172.8 million for the year ended December 31, 1998 from $183.1 million for the year ended December 31, 1997 primarily resulting from a 13% decrease in the Australian dollar average exchange rate. Net revenue of the Australian operations, in Australian dollar terms, grew 7% to Australian $259.5 million as a result of increased retail business and residential traffic growth and the addition of data and Internet services.

   Cost of revenue increased $100.3 million, from $252.7 million, or 90.2% of net revenue, for the year ended December 31, 1997 to $353.0 million, or 83.7% of net revenue, for the year ended December 31, 1998. The increase in the cost of revenue is primarily attributable to the increased traffic volumes and associated net revenue growth. The cost of revenue as a percentage of net revenue decreased by 650 percentage points as a result of the expansion of our global network, the continuing migration of existing and newly generated customer traffic onto our network, and new higher margin product offerings such as data and Internet services.

   Selling, general and administrative expenses increased $28.9 million to $79.5 million for the year ended December 31, 1998 from $50.6 million for the year ended December 31, 1997. The increase is attributable to the addition of expenses from acquired operations including TresCom, Hotkey, Eclipse and the Canadian operations, the hiring of additional sales and marketing staff and network operations personnel and increased advertising and promotional expenses associated with our residential marketing campaigns.

   Depreciation and amortization increased from $6.7 million for the year ended December 31, 1997 to $24.2 million for the year ended December 31, 1998. The increase is associated with increased amortization expense related to intangible assets arising from our acquisitions and with increased depreciation expense related to capital expenditures for fiber optic cable, switching and other network equipment being placed into service.

   Interest expense increased to $40.0 million for the year ended December 31, 1998 from $12.9 million for the year ended December 31, 1997. The increase is primarily attributable to the interest expense associated with our 1997 senior notes and our 1998 senior notes, and, to a lesser extent, our bank revolving credit facility and additional capital lease financing.

   Interest income increased from $6.2 million for the year ended December 31, 1997 to $11.5 million for the year ended December 31, 1998. The increase is a result of the investment of the net proceeds of our 1998 and 1997 senior note offerings.

 For the year ended December 31, 1997 as compared to the year ended December 31, 1996

   Net revenue increased $107.2 million or 62%, from $173.0 million for the year ended December 31, 1996 to $280.2 million for the year ended December 31, 1997 (the net revenue increase in 1997 was $80.9 million or 40.6% when compared to our net revenue during 1996 after giving pro forma effect to the acquisition of

Axicorp as of January 1, 1996). Of the increase, $57.8 million was associated with our North American operations and reflects a growth rate of approximately 350% (approximately 300% exclusive of net revenue associated with the TelePassport/USFI acquisition and operations acquired in Canada during 1997). The growth is a result of increased traffic volumes in wholesale carrier operations and, to a lesser extent, in ethnic residential and business customer traffic. The Asia-Pacific operations contributed $31.9 million to the year-over-year net revenue growth, resulting primarily from the residential customer marketing campaigns commenced in early 1997. The 1997 results also reflect a full year of the Australian operations as compared to ten months in 1996 as a result of the March 1, 1996 acquisition of these operations. The Asia-Pacific net revenue growth was impacted negatively by weakness in the Australian dollar during 1997 as compared to 1996. The remaining net revenue growth of $17.6 million, a year-over-year growth rate in excess of 300%, came from the European operations as a result of expansion into the wholesale carrier marketplace during the third quarter of 1997 and continued growth in the ethnic residential and business marketplaces.

   Cost of revenue increased $93.9 million, from $158.8 million, or 91.8% of net revenue, for the year ended December 31, 1996 to $252.7 million, or 90.2% of net revenue, for the year ended December 31, 1997. The increase in the cost of revenue is a direct reflection of the increase in traffic volumes. The decrease in the cost of revenue as a percentage of net revenue reflects our investments in the network and the associated migration of customer traffic onto our network, particularly in Australia with the introduction of equal access in the second half of 1997.

   Gross margin increased $13.3 million, from $14.1 million, or 8.2% of net revenue, for the year ended December 31, 1996 to $27.5 million, or 9.8% of net revenue, for the year ended December 31, 1997.

   Selling, general and administrative expenses increased $30.5 million, from $20.1 million or 11.6% of net revenue for the year ended December 31, 1996 to $50.6 million or 18.1% of net revenue for the year ended December 31, 1997, as compared to the year ended December 31, 1996 (the increase in 1997 was $28.4 million when compared to our selling, general and administrative expenses during 1996 after giving pro forma effect to the acquisition of Axicorp as of January 1, 1996). The increase is attributable to the hiring of additional sales and marketing staff, additional operations and engineering personnel to operate our network; the TelePassport/USFI acquisition and operations acquired in Canada during 1997; a full year of our Australian operations versus ten months in the prior year; and increased advertising and promotional expenses associated with our residential marketing campaigns.

   Depreciation and amortization increased $4.5 million or 211.1%, from $2.2 million for the year ended December 31, 1996 to $6.7 million for the year ended December 31, 1997. The majority of the increase is associated with capital expenditures for international fiber, telephone switches and related transmission equipment being placed into service. Additionally, amortization expense increased as a result of the additional intangible assets associated with our acquisitions during 1997.

   Interest expense increased $12.0 million, from $0.9 million for the year ended December 31, 1996 to $12.9 million for the year ended December 31, 1997. The increase is attributable to the interest expense associated with our 1997 senior notes issued in August 1997.

   Interest income increased $5.4 million, from $0.8 million for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997. The increase is due to investment of the proceeds from our 1997 senior notes offering and our initial public equity offering.

   Other income (expense) for the year ended December 31, 1997 was $0.4 million compared to an expense of $0.3 million for the year ended December 31, 1996. Other income (expense) is the result of foreign currency transaction gains/losses on Australian dollar-denominated debt incurred by us for the acquisition of Axicorp, due to the fluctuations of the Australian dollar against the United States dollar during the year. This debt was paid in full during 1997.


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

   Income taxes were attributable to the operations of our United Kingdom and Australian subsidiaries.

Liquidity and Capital Resources

   Our liquidity requirements arise from:

  .  net cash used in operating activities;

  . purchases of network equipment including switches, related transmission equipment, international and domestic fiber optic cable transmission capacity, satellite earth stations and satellite transmission capacity;

  .  interest and principal payments on outstanding indebtedness; and

  .  acquisitions of and strategic investments in businesses.

   We have financed our growth to date through public offerings and private placements of debt and equity securities, bank debt and capital lease financing.

   Net cash used in operating activities was $11.1 million for the six months ended June 30, 1999 as compared to net cash used in operating activities of $31.7 million for the six months ended June 30, 1998. The decrease in operating cash use was comprised of an increase in accrued liabilities, which included $40.3 million (net of cash acquired) for the acquisition of Telegroup, an increase in interest payable, offset by an increase in prepaid expenses, other current assets and an increase in the net loss.

   Net cash used in operating activities was $71.3 million for the year ended December 31, 1998 as compared to net cash used in operating activities of $14.8 million for the year ended December 31, 1997 and $6.9 million for the year ended December 31, 1996. The increase in cash used in operating activities for the year ended December 31, 1998 as compared to the year ended December 31, 1997 is primarily comprised of an increase in net losses of $27.4 million and a decrease in accounts payable of $8.2 million (as compared to an increase in accounts payable of $30.2 million in 1997), partially offset by increased non-cash operating expenses of $21.5 million. The increase in cash used in operating activities for the year ended December 31, 1997 was primarily the result of the increase in the negative operating cash flow for the period as compared to the same period in 1996. The increased cash usage for the year ended December 31, 1996 was the result of an increase in net losses partially offset by increases in accounts payable and accrued expenses.

   Net cash used in investing activities was $125.9 million for the six months ended June 30, 1999 compared to net cash used in investing activities of $26.0 million for the six months ended June 30, 1998. Net cash used in investing activities during the six months ended June 30, 1999 includes $45.4 million of capital expenditures primarily for the expansion of our global network as compared to $36.0 million during the six months ended June 30, 1998. Also, $92.6 million was used during the six months ended June 30, 1999 for acquisitions of Telegroup, the London Telecom Companies, the Wintel Companies, AT&T Canada, GlobalServe, Telephone Savings Network, a local carrier in Canada, Hotkey and TCP/IP.

   Net cash used in investing activities was $54.2 million for the year ended December 31, 1998 compared to net cash used in investing activities of $104.2 million for the year ended December 31, 1997 and $39.6 million for the year ended December 31, 1996. Net cash used in investing activities during the year ended December 31, 1998 includes $76.0 million of capital expenditures primarily for the expansion of our global network, partially offset by $22.9 million of cash provided by the sale of restricted investments used to fund interest payments on the 1997 senior notes. Cash used in investing activities for the year ended December 31, 1997 was the result of capital expenditures made during the year of $39.5 million to expand our global network, the TelePassport/USFI acquisition and the acquisition of our Canadian operations net of cash acquired, and the purchase of $73.6 million of restricted investments with proceeds from the offering of the 1997 senior notes for escrowed interest payments, offset by the sale of $25.1 million of short term cash investments. The cash utilized during the year ended December 31, 1996 includes $12.7 million for capital expenditures to expand our global network and $1.7 million for the purchase of Axicorp, net of cash acquired.

   Net cash provided by financing activities was $173.5 million for the six months ended June 30, 1999 as compared to net cash provided by financing activities of $145.3 million during the six months ended June 30, 1998. Cash provided by financing activities in the six months ended June 30, 1999 resulted primarily from $192.5 million of net proceeds from the January 1999 senior notes offering, partially offset by the $17.8 million repayment of the TresCom credit facility.

   We anticipate aggregate capital expenditures of approximately $60 million during the remainder of 1999. Such capital expenditures will be primarily for international and domestic switches and POPs, international and domestic fiber optic cable capacity for new and existing routes, satellite earth station facilities, other transmission equipment, and back office support systems. We have recently installed an additional international gateway switch in Paris, which became operational during the second quarter of 1999. By the end of 2000, we intend to add up to one switch in North America, 11 additional switches in Europe and one switch in Japan.

   In January 1999, we entered into a supplemental indenture applicable to our 1997 senior notes in order to provide additional flexibility to incur indebtedness to fund our expansion, to make permitted investments in marketing channels and complementary telecommunications services and to secure additional bank debt. The supplemental indenture substantially conformed certain covenants applicable to the 1997 senior notes to the corresponding provisions of our other senior notes. We incurred fees and expenses of approximately $4.8 million in connection with securing consents to enter into the supplemental indenture.

   In January 1999, we voluntarily repaid in full with a part of our available cash, and delivered notice of our termination of, the TresCom credit facility. The TresCom credit facility, which provided for up to $25 million of revolving credit borrowings and which was due to mature on July 30, 2002, was acquired from TresCom upon the completion of the TresCom merger. In March 1999, the TresCom credit facility was terminated and we will no longer be able to borrow funds under it. The collateral securing the repayment obligations, consisting primarily of TresCom's receivables, has been released. We do not believe that the termination of the TresCom credit facility will have a material adverse effect on our liquidity and capital resources.

   In January 1999, we completed an offering of $200 million 11 1/4% senior notes due in 2009. The $192.5 million of net proceeds of the January 1999 senior notes offering are to be used for continued expansion of our network and other general corporate purposes. The indenture under which these notes were issued permits us to issue up to $75 million in additional notes, subject to the debt incurrence provisions thereunder.

   In March 1999, we purchased the common stock of London Telecom and certain related entities that provide long distance telecommunications services in Canada, for approximately C$54.0 million in cash (including payments made in exchange for certain non-competition agreements). In March 1999, we purchased substantially all of the operating assets of Wintel CNC Communications, Inc. and Wintel CNT Communications, Inc., which are Canada-based long distance telecommunications providers affiliated with the London Telecom companies, for C$22.0 million in cash.

   In June 1999, we purchased Telegroup's global retail customer business, including the acquisition of selected Telegroup foreign subsidiaries. We paid the $71.8 million purchase price plus $22.2 million for certain current assets, by issuing, under the January 1999 indenture, an additional $45.5 million aggregate principal amount of our 11 1/4% senior notes due 2009 and by issuing a $4.6 million short-term promissory note and paying the remainder in cash.

   In May 1999, we purchased the residential long distance customer base, consumer support assets and residential Internet customers and network from AT&T Canada and ACC Telenterprises for C$54.1 million.

   In May 1999, we acquired TCP/IP, an independent German ISP. TCP/IP operates the Contrib.Net Internet backbone. Our newly formed subsidiary, iPRIMUS.com, will operate TCP/IP's Internet backbone.

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

   We believe that the net proceeds from this offering and the proposed private sale of senior notes in September 1999, together with our existing cash and our available capital lease financing and bank financing (subject to limitations in our senior note indentures), will be sufficient to fund our operating losses, debt service requirements, capital expenditures, possible acquisitions and other cash needs for our operations, including iPRIMUS.com, until at least December 31, 2000. The semi-annual interest payments due under the 1997 senior notes through August 1, 2000 have been pre-funded and will be paid from our restricted investments. We continually are evaluating the expansion of our service offerings and plan to make further investments in and enhancements to our switches and distribution channels in order to expand our service offerings. In order to fund these additional cash requirements, we anticipate that we will be required to raise additional financing from public or private equity or debt sources. Additionally, if our plans or assumptions change, including those with respect to the development of our network, the level of our operations and our operating cash flow, if our assumptions prove inaccurate, if we consummate additional investments or acquisitions or if we experience unexpected costs or competitive pressures, or if existing cash and any other borrowings prove to be insufficient, we may be required to seek additional capital sooner than expected. We presently have no commitment or agreement with respect to any material acquisition, joint venture or strategic investment.

   Since our inception through June 30, 1999, we have had negative cash flow from operating activities of $106.6 million and negative EBITDA of $44.3 million. In addition, we incurred net losses in 1995, 1996, 1997, 1998 and the six months ended June 30, 1999 of $2.4 million, $8.8 million, $36.2 million, $63.6 million and $51.2 million, respectively, and had an accumulated deficit of approximately $162.9 million as of June 30, 1999. On a pro forma basis, after giving effect to the Telegroup acquisition, the TresCom merger, the offering of $150 million of senior notes in May 1998, $200 million of senior notes in January 1999, $45.5 million of senior notes in June 1999 issued in connection with the Telegroup acquisition and the proposed private sale of $200 million of senior notes in September 1999, for the year ended December 31, 1998, we would have had a net loss of $191.6 million. On a pro forma basis, after giving effect to the Telegroup acquisition and the related issuance of $45.5 million of senior notes in June 1999 in connection with this acquisition, the issuance of $200 million of senior notes in January 1999 and the proposed private sale of $200 million of senior notes in September 1999, for the six months ended June 30, 1999, we would have had a net loss of $75.2 million. Although we have experienced net revenue growth in each of our last 17 quarters, such growth should not be considered to be indicative of future net revenue growth, if any. We expect to continue to incur additional operating losses and negative cash flow from operations as we expand our operations and continue to build-out and upgrade our network. There can be no assurance that our revenue will grow or be sustained in future periods or that we will be able to achieve or sustain profitability or positive cash flow from operations in any future period. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may not be able to meet our debt service or working capital requirements (including our obligations with respect to the notes).

Quantitative and Qualitative Disclosures about Market Risk

   The Company's primary market risk exposures relate to changes in foreign currency exchange rates and to changes in interest rates.

   Foreign currency. Although the Company's functional currency is the United States dollar, a significant portion of the Company's net revenue is derived from its sales and operations outside the United States. In the future, the Company expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in foreign currency exchange rates may have a significant effect on the Company's results of operations. The operations of affiliates and subsidiaries in foreign countries have been funded with investments and other advances. Due to the long-term nature of such investments and advances, the Company accounts for any adjustments resulting from translation as a charge or credit to "accumulated other comprehensive loss" within the stockholders' equity section of the consolidated balance sheet. The Company historically has not engaged in hedging transaction.

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

   Interest rates. The Company's financial instruments that are sensitive to changes in interest rates are its (i) 1997 $225 million 11 3/4% senior notes due August 2004, (ii) 1998 $150 million 9 7/8% senior notes due May 2008, and
(iii) January 1999 $200 million 11 1/4% senior notes due 2009. It is expected that the $200 million senior notes proposed to be sold in September 1999 will also be sensitive to changes in interest rates. As of June 30, 1999, the aggregate fair value of the 1997, 1998 and January 1999 senior notes approximates their face value.

Year 2000 Readiness

   General. We are reviewing our network elements, computer systems, software applications and other business systems in order to determine if any of these systems will not properly reflect or recognize the year 2000. Because many computer and computer applications define dates by the last two digits of the year, "00" could be interpreted to mean the year 1900, rather than the year 2000. This error could result in miscalculations or system failures. Year 2000 issues may also affect the systems and applications of our customers, vendors or resellers.

   Compliance Program. In 1998, we began a comprehensive inventory and Year 2000 assessment of our principal computer systems, network elements, software applications and other business systems throughout the world. We have completed our inventory and assessment and have begun repairing or replacing the most critical items that we have determined not to be Year 2000 ready. We expect to complete the repair, replacement, testing and certification of substantially all non-compliant network elements by the middle of the fourth quarter 1999. We are using both internal and external resources to identify, correct or reprogram, and test our systems for Year 2000 readiness.

   Suppliers. We currently are and have been contacting third party suppliers of major equipment, software, systems and services used by us to identify and, to the extent possible, to resolve issues involving Year 2000 readiness. However, we have limited or no control over the actions of these third party suppliers. Consequently, while we expect that we will be able to resolve any significant Year 2000 issues with regard to these systems and services, there can be no assurance that these suppliers will resolve any or all Year 2000 issues before the occurrence of a material disruption to our business or any of our customers.

   Costs. We expect to incur in the aggregate approximately $1 to $3 million in expenditures in 1999 to complete our Year 2000 readiness program and to date have spent approximately $1 million. These estimates do not include the costs of systems, software and equipment that are being replaced or upgraded in the normal course of business. The costs of modifying our network elements, software and systems for Year 2000 readiness are being funded from existing cash resources and are being charged as expenses as incurred.

   Risks. We believe that we will complete substantially the implementation of our Year 2000 program prior to December 31, 1999. Consequently, we do not believe that Year 2000 issues will have a material adverse effect on our business or results of operations. However, if we do not achieve compliance prior to December 31, 1999, if we fail to identify and remedy all critical Year 2000 problems or if major suppliers or customers experience material Year 2000 problems, our results of operations or financial condition could be materially affected. We have determined that non-ready network elements and systems may result in improperly routed traffic and that non-ready, non-network systems may result in errors in customer billing and accounting records. We may also be adversely affected by general economic disruptions caused by the Year 2000 issue even in circumstances where our systems and the systems of our customers are Year 2000 ready.

   Contingency Plans. We have begun to develop appropriate contingency plans to mitigate, to the extent possible, any significant Year 2000 non-readiness. We expect to complete our contingency plans by September 30, 1999. If we are required to implement our contingency plans, the cost of Year 2000 readiness may be greater than the amount referenced above and there can be no assurance that these plans will be adequate.

                                    BUSINESS

Primus

   We are a full-service, facilities-based global communications company. We offer a portfolio of bundled international and domestic voice, data and Internet services to business and residential retail customers and other carriers located in the United States, Canada, the United Kingdom, continental Europe, Australia, Japan and Hong Kong. We seek to capitalize on the increasing demand for high-quality international communications services, which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation and the growth of data and Internet traffic.

   We have experienced significant growth from our initial public offering in the fourth quarter of 1996 through the second quarter of 1999, with our net revenues increasing at a compounded quarterly growth rate of 12.8%. Our net revenue for the year ended December 31, 1998 was $421.6 million and we had net revenue of $316.9 million for the six months ended June 30, 1999.

   We primarily target customers with significant international long distance usage, including small- and medium-sized businesses, multinational corporations, ethnic residential customers and other telecommunications carriers and resellers. We provide our approximately 1.7 million customers with a portfolio of competitively priced telecommunications services, including:

     .International and domestic long distance services and private networks;

     .Prepaid and calling cards, toll-free services and reorigination services; and

     .Local services in Australia, Canada, Puerto Rico and the United States Virgin Islands.

Through our newly formed subsidiary, iPRIMUS.com, we target business and residential customers for data and Internet services, including dial-up, dedicated and high-speed Internet access, virtual private networks and other data services.

   By constructing and expanding our network, we have reduced costs, improved service reliability and increased flexibility to introduce new products and services. By carrying more traffic over our expanding network, we have increased gross margin as a percentage of net revenue (after accounting for bad debt) to 23.0% in the second quarter of 1999 from 7.7% in the fourth quarter of 1996. We believe that, as the volume of telecommunications traffic carried on our network increases, we should continue to improve profitability as we more fully utilize our network capacity and realize economies of scale. Currently, 29 countries are connected directly to our network. We expect to continue to expand our network through additional investment in undersea and domestic fiber optic cable systems, international gateway and domestic switching facilities and international satellite earth stations as customer demand justifies the capital investment.


Market Opportunities

 International Long Distance

   The international long distance industry, which involves the transmission of voice and data traffic from one country to another, is undergoing a period of fundamental change. The change has resulted in, and is expected to continue to result, in significant growth in usage of international telecommunications services. According to TeleGeography, in 1997, the international long distance industry accounted for $66 billion in revenues and 82 billion minutes of use. That is an increase from $27 billion in revenues and 22 billion minutes of use in 1988. TeleGeography has estimated that, under one scenario, by the year 2001 this market will have expanded to $80 billion in revenues and 159 billion minutes of use.

   We believe that the growth in international long distance services is being driven by:

  . globalization of the world's economies and the worldwide trend toward telecommunications deregulation;

  .  the growth of data and Internet traffic;

  . declining prices and a wider choice of products and services driven by greater competition resulting from privatization and deregulation;

  . increased telephone accessibility resulting from technological advances and greater investment in telecommunications infrastructure, including deployment of wireless networks; and

  .  increased international business and leisure travel.

  We believe that growth of traffic originated in markets outside the United States will continue to be higher than growth in traffic originated within the United States due to recent deregulation in many foreign markets and increasing access to telecommunications facilities in emerging markets.

   Prior to deregulation, the long distance carriers in any particular country generally were government-owned monopoly carriers, such as British Telecom in the United Kingdom, France Telecom in France, Deutsche Telekom in Germany, Telstra in Australia, NTT in Japan, and Teleglobe in Canada. Deregulation of a particular telecommunications market typically has begun with the introduction of a second long distance carrier, followed by the governmental authorization of multiple carriers. In the United States, one of the first highly deregulated markets, deregulation began in the 1960's with MCI's authorization to provide long distance service and was followed in 1984 by AT&T's divestiture of the regional Bell operating companies and, most recently, by the passage of the 1996 Telecommunications Act. Deregulation has occurred elsewhere, such as in the United Kingdom, Canada and Australia, and is being implemented in other countries, including most EU countries, Japan and several Latin American countries, such as Chile, Guatemala, Peru, El Salvador and Mexico.

   On February 15, 1997, the United States and 68 other countries, including Australia, the United Kingdom, Canada, Germany and Japan, signed the World Trade Organization Agreement and agreed to open their telecommunications markets to competition and foreign ownership starting January 1, 1998. These 69 countries generate a substantial majority of worldwide telecommunications traffic. We believe that the World Trade Organization Agreement has begun to, and will continue to, provide us with significant opportunities to compete in markets where we previously did not have access and will allow us to provide end-to-end, facilities-based services to and from these countries.

 Internet/Data Services

   Internet connectivity and enhanced Internet/data services represent two of the fastest growing segments of the telecommunications services market. Total ISP revenues for the United States are projected to grow from $10.7 billion in 1998 to $37.4 billion in 2003 and total Western European ISP revenues are projected to grow from $4.3 billion to $17.7 billion over the same period, according to International Data Corporation (IDC). The availability of Internet connectivity, advancements in technologies required to navigate the Internet and the proliferation of content and applications over the Internet have attracted a rapidly growing number of users.

   Businesses are increasingly recognizing that the Internet can significantly enhance communications among geographically distributed offices and employees as well as with customers and suppliers. As a result, businesses increasingly are utilizing the Internet for mission critical applications such as sales, customer service and project coordination. IDC estimates that corporate dedicated access revenues in the United States will grow from $2.9 billion in 1998 to $12.0 billion in 2003 and that Western European corporate dedicated access revenues will grow from $2.2 billion to $7.7 billion over the same period. In addition to Internet connectivity, business customers are increasingly seeking a variety of enhanced products and applications to take full advantage of the Internet. For example, a growing number of businesses are implementing secured virtual private networks over the Internet as a more economical option than dedicated private networks. IDC estimates that the ISP value-added services market in the United States will grow from $3.0 billion in 1998 to over $12.9 billion in 2003 and the Western European ISP value-added services market will grow from $528 million to $3.7 billion over the same period.

   We believe there is a significant market opportunity for us to bundle Internet connectivity and enhanced products and services with traditional voice services and to transport such services over our existing global network as a way to satisfy the needs of our existing customers and to attract additional customers, in particular corporate customers.

Strategy

   Our objective is to become a leading global provider of international and domestic voice, data and Internet services. Key elements of our strategy to achieve this objective include:

  . Provide One-Stop Shopping for Voice, Data and Internet Services: We offer in selected markets, and intend to offer our customers in each of the markets we serve, a portfolio of bundled voice, data and Internet services. We typically enter international markets in the early stages of deregulation by initially offering international long distance voice services and subsequently expanding our portfolio of offerings to include Internet access and data services. For example, through our recent acquisitions in Canada, we now offer our business and residential customers a comprehensive array of voice services, including international and domestic long distance, as well as Internet access and enhanced services, including Internet roaming and Web hosting. By bundling our traditional voice services with data and Internet services, we believe that we will attract and retain a strong base of retail customers, which are traditionally the highest margin communications customers.

  . Expand the Reach and Data Capabilities of Our Global Network: Through the geographic expansion of our global network, we expect to be able to increase the amount of our on-net traffic and thereby continue to reduce transmission costs and operating costs as a percentage of revenue, improve gross margins, reduce reliance on other carriers, and improve service reliability. In addition, we are planning investments in our network that will enable us to provide a full range of ATM, frame relay and Internet protocol-based data and voice communications over our existing network infrastructure. Our commitment and ability to provide reliable, carrier-grade voice, data and Internet communications over our global network on a standard platform recently enabled us to qualify as a Cisco powered network. In addition, through our satellite earth station in London, we currently offer Internet and data transmission services in the Indian Ocean/Southeast Asia region. Our target satellite customers are PTTs, other communications carriers, ISPs and multinational corporations in developing countries. We plan to replicate this strategy by offering Internet and data services in Latin America and the Pacific Rim through the addition of four satellite earth stations, two on each of the east and west coasts of the United States.

  . Build Base of Retail Customers with Significant International
    Communications Usage: We are focused on building a retail customer base with significant demand for international voice, data and Internet services. These customers typically include small- and medium-sized businesses, multinational corporations, and ethnic residential customers. Our strategic focus on retail customers reflects that we generally realize a higher gross margin as a percentage of net revenue from these customers compared to carrier customers. By offering high quality services at competitive prices through experienced sales and service representatives and bundling a comprehensive portfolio of communications services, we intend to further broaden our retail base.

  . Pursue Early Entry Into Selected Deregulating Markets: We seek to be an early entrant into selected deregulating communications markets worldwide where we believe there is significant demand for voice, data and Internet services as well as substantial growth and profit potential. We believe that early entry into deregulating markets provides us with competitive advantages as we develop sales channels, establish a customer base, hire personnel experienced in the local communications industry and achieve name recognition prior to a large number of competitors entering these markets. We intend to concentrate our immediate expansion plans in those markets that are more economically stable and are experiencing more rapid deregulation, such as continental Europe and Canada. Subsequently, we plan to expand in additional markets, including Japan, other parts of the Asia-Pacific region and Latin America.

  . Grow Through Selected Acquisitions, Joint Ventures and Strategic
    Investments: As part of our business strategy, we frequently evaluate potential acquisitions, joint ventures and strategic investments with companies in the voice, data and Internet businesses. We view acquisitions, joint ventures and strategic investments as a means to enter additional markets, add new products and market segments (e.g., DSL and Web hosting), expand our operations within existing markets, and generally accelerate the growth of our customer and revenue base. We target voice and data service providers, ISPs and Web hosting companies with an established customer base, complementary operations, telecommunications licenses, experienced management or network facilities in our target markets. In particular, through the establishment of iPRIMUS.com in May 1999, we anticipate that we will make additional investments in or acquisitions of ISPs and other Internet-related and data service businesses worldwide.

Description of Operating Markets

   The following is a summary of the market size, competitive dynamics and regulatory environments of the domestic and international long distance industries in the principal jurisdictions in which we provide our services and a description of our operations in each of our primary service regions:

   North America. The United States long distance market is highly deregulated and is the largest in the world. According to the FCC, in 1997 long distance telephone revenue in the United States was approximately
$98.6 billion, including approximately $15.1 billion from international services (representing 15.3% of the total market). AT&T is the largest long distance carrier in the United States market, with market share of approximately 40.0% of total long distance revenues in 1997. MCI/WorldCom and Sprint had market shares of 23.4% and 8.7%, respectively in 1997. AT&T, MCI/WorldCom and Sprint constitute what generally is regarded as the first-tier in the United States long distance market. Other large long distance companies with more limited ownership of transmission capacity, such as Frontier and Qwest, constitute the second-tier of the industry. The remainder of the United States long distance market is comprised of several hundred smaller companies, largely resellers, which are known as third-tier carriers.

   In the United States, we provide long distance services to small- and medium-sized businesses, residential customers, multinational corporations and other telecommunication carriers. We operate international gateway telephone switches in the New York City area, Washington, Fort Lauderdale and Los Angeles which are connected with countries in Europe, Latin America and the Asia-Pacific region through owned and leased international fiber cable systems. We maintain a direct sales organization in New York and Virginia to sell to business customers and have a telemarketing center for small business sales in Tampa. To reach residential customers, we advertise nationally in ethnic newspapers and other publications, offering discounted rates for international calls to targeted countries. We also utilize independent agents to reach and enhance sales to both business and residential customers and have established a direct sales force for marketing international services to other long distance carriers. Additionally, as a result of the TresCom merger, we have expanded our marketing activities to customers in the United States seeking to transmit international calls to Latin America, consisting principally of businesses with sales or operations in Latin America, as well as the growing Hispanic population in the United States. We maintain a national customer service center in Florida staffed with multi-lingual representatives and operate a 24-hour global network management control center in Virginia that monitors our network. We also operate network management control centers in London, Sydney and, following the Telegroup acquisition, in Cedar Rapids, Iowa. In addition to international long distance services, we provide local service in Puerto Rico and the United States Virgin Islands.

   Canada. According to the International Telecommunications Union, the total telecommunications market in Canada accounted for approximately $13.8 billion in revenues in 1997. In Canada, Stentor, a partnership of Canadian regional telephone companies, was the largest provider of long distance services prior to 1999. The Stentor partnership was discontinued on January 1, 1999, and the former Stentor partner companies such as Bell Canada and BCT.Telus Communications now compete against one another for the first time. Two other types of long distance providers also compete against the former Stentor partner companies. The first, which includes AT&T Canada and Call-Net Enterprises (Sprint Canada), owns and operates interexchange circuits and offers essentially the same services as the former Stentor partner companies. The second type of competitor consists of other long distance providers that lease but do not own interexchange circuits and sell their services primarily to distinct niche markets, such as ethnic communities, affinity associations or small business associations. In Canada, we provide long distance services to small- and medium-sized businesses, residential customers and other telecommunication carriers and have sales and customer service offices in Vancouver, Toronto and Montreal. We operate international gateway switches in Toronto and Vancouver, maintain points-of-presence in Ottawa, Montreal and Calgary and lease interexchange circuits in Canada. In Canada, we offer Internet access services through our February 1999 acquisition of GlobalServe Communications, Inc. In March 1999, we acquired London Telecom Network, Inc. and related entities which provide long distance telecommunications services in Canada. In May 1999, we purchased customer bases and assets of AT&T Canada. With these acquisitions and the completion of the acquisition of the related Wintel companies, we believe we are the second largest long distance provider in Canada among competitors to the former Stentor partner companies based on revenues. In June 1999, we acquired Telephone Savings Network, Ltd., a reseller of local services to small- and medium-sized business customers in Canada.

   As of June 30, 1999, we had approximately 385,000 business customers and 875,000 residential customers in North America.

   Europe. According to the International Telecommunications Union, in 1997 the total telecommunications market in the United Kingdom accounted for approximately $32.4 billion in revenue. In the United Kingdom, British Telecom historically has dominated the telecommunications market and is the largest carrier. Mercury, which owns and operates interexchange transmission facilities, is the second largest carrier. The remainder of the United Kingdom long distance market is comprised of an emerging market of licensed telecommunications service providers, such as Energis, and switch-based resellers, such as AT&T, MCI/WorldCom, ACC and GTS/Esprit.

   We are a fully-licensed carrier in the United Kingdom and provide domestic and international long distance services to residential customers, small businesses, and other telecommunications carriers. We operate an Ericsson AXE-10 international gateway telephone switch in London, which is directly connected to the United States and is directly connected to continental Europe via our international gateway switch in Frankfurt, Germany. In addition, we have completed the construction in London of an Intelsat earth station and lease capacity on the Intelsat-62(degrees) satellite. This new earth station is operational and is able to carry voice, data and Internet traffic to and from countries in the Indian Ocean/Southeast Asia region. Our European operations are headquartered in London, where we maintain both a 24-hour customer service call center and a 24-hour network management control center which monitors our network in the United Kingdom. We market our services in the United Kingdom using a combination of direct sales, agents, and direct media advertising primarily to ethnic customers who make a higher-than-average percentage of international calls.

   We are in the process of expanding our services and network to continental Europe which has recently begun the process of deregulation of its telecommunications markets. We currently hold a Class-4 switched voice telephone license in Germany, an L34.1 switched voice license in France and a voice services license in Switzerland. According to the International Telecommunications Union, in 1997, the German telecommunications market generated approximately $46.1 billion in revenues and the French telecommunications market generated approximately $26.9 billion in revenues. Our international gateway switch in Paris recently became operational, and by the end of the second quarter of 2000, our network in Europe is expected to include the Frankfurt international gateway switch which is currently operational, and up to 11 additional switches in various countries. Through the TelePassport/USFI acquisition, we acquired a base of small business customers in Germany to whom we provide reorigination services, establishing a platform for our expansion into that market. Additionally, we have opened our first continental European sales office in Frankfurt and are in the process of building a direct sales force and engaging independent sales agents to market our services. We have recently acquired two German ISPs, TCP/IP, which operates an Internet backbone in Germany, and TouchNet. With these acquisitions we can now begin to offer bundled voice, date and Internet Services to existing and new customers in Germany.

   As of June 30, 1999, we had approximately 1,020 business customers and 43,900 residential customers in the United Kingdom.

   Asia-Pacific. According to the International Telecommunications Union, in 1997, the total telecommunications market in Australia accounted for approximately $14.7 billion in revenues. Telstra and Cable & Wireless Optus, the leading full-service carriers in Australia, own and operate local, national and international transmission networks. Telstra, which is majority-owned by the Australian government, is a traditional facilities-based carrier with a majority of the telecommunications market share. In addition to Cable & Wireless Optus and us, Telstra currently competes against other facilities-based carriers (such as AAPT), several switchless resellers and call-back service providers (including CorpTel), and mobile telecommunications carriers (such as Vodafone). Australia has further deregulated its long-distance market by allowing service providers other than Telstra and Cable & Wireless Optus to own domestic transmission facilities and mandating that Telstra provide equal (non-code) access to customers of select service providers such as us. We are a licensed carrier permitted to own and operate transmission facilities in Australia.

   We are the fourth largest long distance company in Australia based on revenues, providing domestic and international long distance services, data and Internet access services, as well as local and cellular service on a resale basis, to small- and medium-sized business customers and ethnic residential customers. We have invested substantial resources over the past three years to build a domestic and international long distance network to transform our Australian operations into a facilities-based telecommunications carrier. During 1997, we installed and began operating a five-city switched network using Northern Telecom switches in Sydney, Melbourne, Perth, Adelaide, and Brisbane. We purchased international fiber cable capacity during 1997 and linked the Australian network to the United States via the TPC-5, APCN, and Jasaurus cable systems, as well as to New Zealand. We became a fully licensed facilities-based telecommunications carrier on July 1, 1997. In August 1997, equal access was introduced in Australia, and we began the process of migrating and connecting customers directly onto our own network. We maintain both a 24-hour customer service center and a network management control center in Australia.

   In March 1998, we purchased a controlling interest in Hotkey, an Australia-based ISP, and in April 1998, we acquired all of the outstanding stock of Eclipse, an Australia-based data communications service provider. In February 1999, we purchased the remaining stock in Hotkey. The Hotkey and Eclipse acquisitions positioned us to offer a complete range of telecommunications services for corporate customers in Australia, including fully integrated voice and data networks, as well as Internet access. We market our services through a combination of direct sales to small- and medium-sized business customers, independent agents which market to business and residential customers, and media advertising aimed at ethnic residential customers living in Australia who make a high volume of international calls.

   We entered the Japanese market in late 1997 through the TelePassport/USFI acquisition. According to the International Telecommunications Union, in 1997, the total telecommunications market in Japan accounted for approximately $86.5 billion in revenues. We maintain an office in downtown Tokyo and operate an international gateway switch to provide international calling services to resellers and small businesses. We interconnected our Tokyo switch to Los Angeles via the TPC-5 fiber cable system. We have a Type I carrier license, which permits us to provide selected telecommunications services using our own facilities in Japan. We plan to market our services in Japan through direct sales and relationships that we are establishing with business partners.

   As of June 30, 1999, we had approximately 29,250 business customers and 294,110 residential customers in the Asia-Pacific region.

Services

   We offer a broad array of communications services through our network and through interconnection with the networks of other carriers. Our decision to offer certain services in a market is based on competitive factors and regulatory restraints within the market. Below is a summary of services we offer:

  . International and Domestic Long Distance. We provide international long distance voice services terminating in approximately 230 countries, and provide domestic long distance voice services within selected countries within our principal service regions.

  . Private Network Services. For business customers, we design and implement international private network services that may be used for voice, data and video applications.

  . Data and Internet Services. In Australia, we offer data transfer services over ATM and frame relay networks in addition to Internet access services. In Canada, we offer Internet access services through our February 1999 acquisition of GlobalServe and our May 1999 acquisition of ACC Telenterprises. In Germany, we offer Internet access services through our acquisitions of TCP/IP and TouchNet. We also offer Web design, Web hosting and co-location services in selected regions. Our satellite earth station in London enables us to offer Internet and data transmission services in the Indian Ocean/Southeast Asian region. We plan to replicate this strategy to offer such services in Latin America and the Pacific Rim by adding four additional satellite earth stations, two each on the east and west coasts of the United States.

  . Reorigination Services. In selected countries, we provide call reorigination services which allow non-United States country to country calling to originate from the United States, thereby taking advantage of lower United States accounting rates.

  . Local Switched Services. We intend to provide local service on a resale basis as part of our""multi-service" marketing approach, subject to commercial feasibility and regulatory limitations. We currently provide local service in Australia, Canada, Puerto Rico and the United States Virgin Islands.

  . Toll-free Services. We offer domestic and international toll-free services within selected countries within our principal service regions.

  . Cellular Services. We resell Telstra analog and digital cellular services in Australia.

  . Prepaid and Calling Cards. We offer prepaid and calling cards that may be used by customers for domestic and international telephone calls both within and outside of their home country.

Network

   General. Since our inception in 1994, we have been deploying a global intelligent communications network consisting of international and domestic switches, related peripheral equipment, undersea fiber optic cable systems and leased satellite and cable capacity. We believe that our network allows us to control both the quality and cost of the on-net communications services we provide to our customers. To ensure high-quality communications services, our network employs digital switching and fiber optic technologies, uses
SS7 signaling and is supported by comprehensive monitoring and technical services. Our network consists of:

  . a global backbone network connecting intelligent gateway switches in our principal service regions:

  . a domestic long distance network presence within certain countries within our principal service regions; and

  . a combination of owned and leased transmission facilities, resale arrangements and foreign carrier agreements.

   Each of our international gateway switches is connected to our domestic and international networks as well as those of other carriers in a particular market, allowing us to:

  .  provide seamless service;

  . package and market the voice and data services purchased from other carriers under the "Primus" brand name; and

  . maintain a substantial portion of each market's United States-bound return traffic through our integrated communications network to maintain quality of service and cost efficiencies and increase gross margins.

   We have targeted North America, the United Kingdom and continental Europe for the immediate development of our network due to their economic stability and the more rapid pace of deregulation as compared to other areas of the world. We expect to expand our network into additional markets within our principal service regions, including in Japan and other parts of the Asia-Pacific region and Latin America. We are using our United Kingdom operations to coordinate efforts to enter other major markets in Europe in conjunction with the deregulation of the telecommunications industry in certain EU countries which began in 1998. This expansion commenced with our installation of an international gateway switch in Frankfurt, and is continuing with our international gateway switch in Paris, which has recently become operational, and with our acquisition of an international gateway switch in London from a European subsidiary of Telegroup.

   Switches and Points of Presence. Our network consists of 19 carrier-grade switches, including 15 international gateway switches and four domestic switches in Australia. We currently operate more than 100 POPs and Internet access nodes within our principal service regions.

   Here is further information about the location and type of our switches:

   Location                                                   Type of Switch
   --------                                                ---------------------
   New York City(3)....................................... International Gateway
   Los Angeles............................................ International Gateway
   Washington............................................. International Gateway
   Fort Lauderdale........................................ International Gateway
   Toronto................................................ International Gateway
   Vancouver.............................................. International Gateway
   London(2).............................................. International Gateway
   Paris.................................................. International Gateway
   Frankfurt.............................................. International Gateway
   Sydney................................................. International Gateway
   Tokyo.................................................. International Gateway
   Puerto Rico............................................ International Gateway
   Adelaide............................................... Domestic
   Brisbane............................................... Domestic
   Melbourne.............................................. Domestic
   Perth.................................................. Domestic

   Fiber Optic Cable Systems. Where our customer base has developed sufficient traffic, we have purchased and leased undersea and land-based fiber optic cable transmission capacity to connect to our various switches. Where traffic is light or moderate, we obtain capacity to transmit traffic on a per-minute variable cost basis. When traffic volume increases and such commitments are cost effective, we either purchase lines or lease lines on a monthly or longer term basis at a fixed cost and acquire economic interests in transmission capacity through minimum assignable ownership units and indefeasible rights of use to international traffic destinations.

The following chart sets forth a listing of the undersea fiber optic cable systems in which we have capacity (which includes both minimum assignable ownership units and indefeasible rights of use):

 Cable System                   Countries Served                   Status
 ------------                   ----------------                   ------
 TAT 12/13           United States--United Kingdom           Existing
 Gemini              United States--United Kingdom           Existing
 CANTAT              United States--Germany                  Existing
                     United States--Canada                   Existing
 CANUS               United States--Canada                   Existing
 FLAG                United Kingdom--Italy                   Existing
                     United Kingdom--Israel                  Existing
 UK--France 5        United Kingdom--France                  Existing
 Arianne             France--Greece                          Existing
 CIOS                United Kingdom--Israel                  Existing
 Aphrodite           United Kingdom--Cyprus                  Existing
 TPC 5               United States--Japan                    Existing
 APCN                Japan--Indonesia                        Existing
 Jasaurus            Indonesia--Australia                    Existing
 Atlantic Crossing-1 United States--United Kingdom           Existing
 Columbus II         United States--Mexico                   Existing
 Americas I          United States--Brazil                   Existing
                     United States--United States Virgin
                     Islands                                 Existing
                     United States Virgin Islands--
                     Trinidad                                Existing
 PTAT-1              United States--United States Virgin
                     Islands                                 Existing
 CARAC               United States--United States Virgin
                     Islands                                 Existing
 Taino--Carib        United States Virgin Islands--Puerto
                     Rico                                    Existing
 Bahamas I           United States--Bahamas                  Existing
 ECMS                United States Virgin Islands--
                     Antigua--St. Martin--St. Kitts
                     --Martinique--Guyana                    Existing
 CANTAT 3            United States--Denmark                  Existing
 ODIN                Netherlands--Denmark                    Existing
 RIOJA               Netherlands--Belgium                    Existing
 Southern Cross      United States--Australia                Under Construction
 JPN--US             United States--Japan                    Under Construction
 Americas II         United States--Argentina                Under Construction
 Columbus III        United States--Spain                    Under Construction
 Pan American        United States Virgin Islands--Aruba--   Under Construction
                     Venezuela--Panama
                     --Colombia--Ecuador--Peru--Chile--
                     Panama
 Bahamas 2           United States--Bahamas                  Under Construction
 MONA                Puerto Rico--Dominican Republic         Under Construction
 Antillas 1          Puerto Rico--Dominican Republic         Under Construction

   We also have entered into a multi-year agreement to purchase $20 million of fiber capacity from Qwest, which will provide connections among our U.S. gateway switches and future points of presence. By replacing existing leased lines in the U.S. with this Primus-owned high speed capacity, we expect to reduce our cost structure and provide improved service to customers on our high traffic routes. During the fourth quarter of 1998, we began using the first portion of this capacity--a DS-3 link between New York and Los Angeles. On May 24, 1999 through a capacity purchase agreement with Global Crossing Holdings Ltd., we agreed to purchase up to $50 million of fiber capacity on Global Crossing's undersea fiber network.

   Satellite Earth Stations and Capacity. We are constructing international satellite earth stations and purchasing capacity on international satellites in order to provide data and Internet transmission services, in addition to voice services, principally to and from post, telephone and telegraph operators, other telecommunications carriers and Internet service providers, in developing countries. We have completed the construction in London of an Intelsat earth station and lease capacity on the Intelsat-62(degrees) satellite. This earth station now is operational and is able to carry voice, data and Internet traffic to and from countries in the Indian Ocean/Southeast Asia region. Pursuant to our purchase agreement with Global Crossing, Global Crossing has agreed to purchase up to $25 million of capacity on our global satellite network.

   Foreign Carrier Agreements. In selected countries where competition with the traditional incumbent post, telephone and telegraph operators is limited or is not currently permitted, we have entered into foreign carrier agreements with post, telephone and telegraph operators or other service providers which permit us to provide traffic into and receive return traffic from these countries. We have existing foreign carrier agreements with post, telephone and telegraph and other licensed operators in Cyprus, Greece, India, Iran, Italy, New Zealand, the Philippines, Belgium, Denmark, Israel, Ireland, Singapore, Malaysia, Japan, Australia, France, Switzerland, Argentina, the Bahamas and the Dominican Republic and maintain additional agreements with other foreign carriers in other countries.

   Network Management and Control. We own and operate network management control centers in McLean, Virginia, London, Sydney and, with the Telegroup acquisition, in Cedar Rapids, Iowa, which are used to monitor and control a majority of the switches and other transmission equipment used in our network. These network management control centers operate seven days a week, 24 hours per day, 365 days a year. In Canada, Tokyo and Frankfurt, we currently monitor and control each switch locally. We are using a portion of the net proceeds of the offering of the notes to upgrade the existing network management control centers so that they can monitor all of our switching and other transmission equipment throughout the entire network.

   Planned Expansion of Network. We recently installed and commenced operating an international gateway switch in Paris. By the end of 2000, we intend to add up to 11 additional switches in Europe, one switch in North America and one switch in Japan. Additionally, we intend to continue to invest in additional switches and points of presence in major metropolitan areas of our principal service regions as the traffic usage warrants the expenditure. We also intend to acquire capacity in terrestrial and undersea fiber optic cable systems in our principal service regions, particularly in North America and Europe, by the end of 1999.

   Planned Enhancement of Network for Data and Internet Services. We intend to invest in a U.S. Internet backbone network and an overlay to our existing network architecture that will enable our existing global network to carry Internet and data traffic for our business, residential, carrier and ISP customers. This network will use packet switched technology, including Internet protocol and ATM, in addition to traditional circuit switched voice traffic. Packet switched technology will enable us to transport voice and data traffic compressed as "packets" over circuits shared simultaneously by several users. This network investment will allow us to offer to existing and new customers a full range of data and voice communications services, including, in selected geographic areas, dial-up and dedicated Internet access, Web hosting, managed virtual private network services, and ATM and frame relay data services.

Customers

   As of June 30, 1999, Primus had approximately 1.7 million business and residential customers. Set forth below is a description of our customer base:

  . Businesses. Historically, our business sales and marketing efforts targeted small- and medium-sized businesses with significant international long distance traffic. More recently, we also have targeted larger multi-national businesses. In an effort to attract these larger business customers in multiple markets, we intend to offer a broad array of bundled services (including long distance voice, Internet, data and cellular services) in approximately 10 major markets, including the United States, Canada, Australia, the United Kingdom, Germany, France, Japan and Italy. We believe that these businesses are and will continue to be attracted to us primarily due to price savings compared to traditional carriers and, secondarily, due to our personalized approach to customer service and support, including customized billing and bundled service offerings.

  . Residential Customers. Our residential sales and marketing strategy targets ethnic residential customers who generate high international long-distance traffic volumes and, increasingly, call-through and reorigination customers in Europe and other markets which have not fully deregulated. We believe that such customers are attracted to us because of price savings as compared to traditional carriers, simplified pricing structure, and multilingual customer service and support. We are now offering Internet access to our residential customers in select markets and intend to expand our Internet and data offerings to additional markets and bundle them with traditional voice services.

  . Telecommunications Carriers, Resellers and ISPs. We compete for the business of other telecommunications carriers and resellers primarily on the basis of price and service quality. Sales to other carriers and resellers help us maximize the utilization of our network and thereby reduce our fixed costs per minute of use. We are also carrying international ISP traffic over our global satellite network and plan to increase the ISP traffic on our terrestrial and undersea fiber network once we have completed the enhancement of our network for data and Internet services.

   We strive to provide personalized customer service and believe that the quality of our customer service is one of our competitive advantages. Our larger customers are covered actively by dedicated account and service representatives who seek to identify, prevent and solve problems. We provide toll-free, 24-hour a day customer service in the United States, Canada, the United Kingdom and Australia which can be accessed to complete collect, third party, person-to-person, station-to-station and credit card validation calls. We also provide a multi-lingual "Trouble Reporting Center" for our residential customers. As of June 30, 1999, we employed 466 full-time customer service employees, many of whom are multi-lingual.

Sales and Marketing

   We market our services through a variety of sales channels, as summarized below:

  . Direct Sales Force. As of June 30, 1999, our direct sales force was comprised of 282 full-time employees who focus on business customers with substantial international traffic, including multinational businesses and international governmental organizations. We intend to use our direct sales force in the future to offer bundled voice, Internet and data services to existing and new multinational business customers. As of June 30, 1999, we employed approximately 213 full-time direct sales representatives focused on ethnic residential consumers and direct sales representatives who exclusively sell wholesale services to other long-distance carriers and resellers. Direct sales personnel are compensated with a base salary plus commissions. We currently have offices in New York City, Virginia, Tampa, Puerto Rico, St. Thomas, Montreal, Toronto, Vancouver, Mexico City, London, Frankfurt, Adelaide, Brisbane, Melbourne, Perth, Sydney and Tokyo.

  . Independent Sales Agents. We also sell our services through independent sales agents and representatives, who typically focus on residential consumers and small- and medium-sized businesses. In June 1999, we significantly expanded our independent sales agent program through the acquisition of Telegroup's global network of agents and its agent support systems. These support systems include RepLink, a World Wide Web interface that allows agents to send customer information directly to us via the Internet for fully automated provisioning. Through RepLink, agents also receive monthly usage reports, commission reports, reports on new products and updates about the agent program. An agent receives commissions based on revenue generated by customers obtained for us by the agent. We also provide additional incentives in the form of restricted stock to those agents that meet certain revenue growth targets. We usually grant only nonexclusive sales rights and require our agents and representatives to maintain minimum revenues. We also market our services through representatives of network marketing companies.

  . Telemarketing. We employ full-time telemarketing sales personnel in our Tampa call center to supplement sales efforts to ethnic residential consumers and small- and medium-sized business customers.

  . Media and Direct Mail. We use a variety of print, television and radio advertising to increase name recognition and generate new customers. We reach ethnic residential customers by print advertising campaigns in ethnic newspapers, and by advertising on select radio and television programs.

Management Information and Billing Systems

billing requirements. We bill all of our business, reseller and residential customers directly in all of our principal service regions.

   We believe that, subject to modifications which are necessary to make our systems Year 2000 ready, our financial reporting and billing systems are generally adequate to meet our needs in the near term. However, as we continue to grow, we will need to invest additional capital to purchase hardware and software, license more specialized software, increase capacity and link our systems among different countries.

Competition

   The international communications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services made possible by technological advances. We believe that long distance service providers compete on the basis of price, customer service, product quality and breadth of services offered. In each country of operation, we have numerous competitors. We believe that as the international communications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984. Prices for long-distance voice calls in the markets in which we compete have declined historically and are likely to continue to decrease. In addition, many of our competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks.

   Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation enacted in the United States, regional Bell operating companies will be allowed to enter the long distance market, AT&T, MCI/WorldCom and other long distance carriers will be allowed to enter the local telephone services market, and cable television companies and utilities will be allowed to enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the European Union communications markets in connection with the deregulation of the telecommunications industry in most EU countries, which began in January 1998. This increase in competition could adversely affect net revenue per minute and gross margin as a percentage of net revenue.

   The following is a brief summary of the competitive environment in selected countries within each of its principal service regions:

 North America.

  . The United States. In the United States, which is the most competitive and among the most deregulated long distance markets in the world, competition primarily is based upon pricing, customer service, network quality, and the ability to provide value-added services. AT&T is the largest supplier of long distance services, with MCI/WorldCom and Sprint being the next largest providers. In the future, under provisions of recently enacted federal legislation, we anticipate that we will also compete with regional Bell operating companies, local exchange carriers and ISPs in providing domestic and international long-distance services.

  . Canada. The Canadian communications market is highly competitive and is dominated by a few established carriers whose marketing and pricing decisions have a significant impact on the other industry participants including us. We compete with facilities-based carriers, other resellers and rebillers, primarily on the basis of price. The principal facilities-based competitors include the former Stentor member companies, in particular, Bell Canada, the dominant supplier of local and long-distance services in Canada, and BCT.Telus Communications, the next largest Stentor company, as well as non-Stentor companies, Teleglobe Canada and Call-Net Enterprises (Sprint Canada).
     The former Stentor member companies discontinued their alliance on January 1, 1999 and now compete against one another for the first time.

 Europe.

  . United Kingdom. Our principal competitors in the United Kingdom are British Telecom, the dominant supplier of telecommunications services in the United Kingdom, and Cable & Wireless Communications. Other competitors in the United Kingdom include Colt, Energis, GTS/Esprit and RSL Communications. We compete in the United Kingdom and continental Europe, and expect to compete in other European countries, by offering competitively-priced bundled and stand-alone services, personalized customer service and value-added services.

  . Germany. Our principal competitor in Germany is Deutsche Telekom, the dominant carrier. We also compete with Mannesmann ARCOR/O.tel.o Communications, VIAG Interkom, MobilCom, Talkline, NTS/Colt, MCI/WorldCom and RSL Communications. Additionally, we also face competition from other licensed public telephone operators that are constructing their own facilities-based networks, cable companies and switch-based resellers, including the emerging German local exchange carriers known as "City Carriers."

 Asia-Pacific.

  . Australia. Australia is one of the most deregulated and competitive communications markets in the Asia-Pacific region. Our principal competitors in Australia are Telstra, the dominant carrier, Cable & Wireless Optus and AAPT and a number of other switchless resellers. We compete in Australia by offering a comprehensive menu of competitively-priced products and services, including value-added services, and by providing superior customer service and support. We believe that competition in Australia will increase as more companies are awarded carrier licenses in the future.

  . Japan. Our principal competitor in Japan is KDD, the dominant carrier, as well as Japan Telecom, IDC and a number of second tier carriers, including Cable & Wireless, MCI/WorldCom and ATNet.

   The market for data services and Internet services is extremely competitive. We anticipate that competition will continue to intensify. Our current and prospective competitors offering these services include national, regional and local Internet service providers, Web hosting companies, other long distance and international long distance telecommunications companies, including AT&T, MCI/WorldCom and Sprint, local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. Some of these competitors have a significantly greater market presence and brand recognition than we. Many of our competitors also have greater financial, technological and marketing resources than those available to us.

Government Regulation

   As a global communications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on us, that domestic or

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international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on us.

   Regulation of the telecommunications industry is changing rapidly both domestically and globally. The Federal Communications Commission is considering a number of international service issues in the context of several policy rulemaking proceedings in response to specific petitions and applications filed by other international carriers. We are unable to predict how the FCC will resolve the pending international policy issues or how such resolution will effect its international business. In addition, the World Trade Organization Agreement, which reflects efforts to dismantle government-owned telecommunications monopolies throughout Europe and Asia may affect us. Although we believe that these deregulation efforts will create opportunities for new entrants in the telecommunications service industry, there can be no assurance that they will be implemented in a manner that would benefit us.

   The regulatory framework in certain jurisdictions in which we provide services is described below:

 United States

   In the United States, our services are subject to the provisions of the Communications Act of 1934, FCC regulations thereunder, as well as the applicable laws and regulations of the various states and state regulatory commissions.

   As a carrier offering services to the public, we must comply with the requirements of common carriage under the Communications Act, including the offering of service on a non-discriminatory basis at just and reasonable rates, and obtaining FCC approval prior to any assignment of authorizations or any transfer of de jure or de facto control of the company. We are classified as a non-dominant common carrier for domestic service and are not required to obtain specific prior FCC approval to initiate or expand domestic interstate services.

   International Service Regulation. International common carriers like us are required to obtain authority under Section 214 of the Communications Act and file a tariff containing the rates, terms, and conditions applicable to their services prior to initiating their international telecommunications services. We have obtained all required authorizations from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services and have filed a tariff.

   In addition to the general common carrier principles, we must conduct our international business in compliance with the FCC's International Settlements Policy, the rules that establish the permissible boundaries for U.S.-based carriers and their foreign correspondents to settle the cost of terminating each others' traffic over their respective networks.

   Domestic Service Regulation. We are considered a non-dominant domestic interstate carrier subject to minimal regulation by the FCC. We are not required to obtain FCC authority to expand our domestic interstate operations, but we are required to maintain a tariff on file at the FCC, file various reports and pay various fees and assessments. Among other things, interstate common carriers must offer service on a nondiscriminatory basis at just and reasonable rates. As a nondominant carrier, we are subject to the FCC's complaint jurisdiction. In particular, we may be subject to complaint proceedings in conjunction with alleged noncompliance such as unauthorized changes in a customer's preferred carrier. The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that may potentially impact our operations.

   Our costs of providing long distance services will be affected by changes in the access charge rates imposed by incumbent local exchange carriers for origination and termination of calls over local facilities. The FCC has significantly revised its access charge rules in recent years to permit incumbent local exchange carriers greater pricing flexibility and relaxed regulation of new switched access services in those markets where there are other

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providers of access services. The FCC continues to adjust its access charge rules and has indicated that it will promulgate additional rules sometime in 1999 that may grant certain local exchange carriers further flexibility.

   The FCC has also significantly revised the universal service subsidy regime to be funded by interstate carriers, such as us, and certain other entities. The FCC recently established new universal service funds to support qualifying schools, libraries, and rural health care providers and expanded subsidies for low income consumers. The FCC is continuing to revise its universal service rules which may result in further substantial increases in the overall cost of the subsidy program. The FCC order revising these funds is under appeal by the U.S. Court of Appeals for the Fifth Circuit. The outcome of these proceedings or their effect cannot be predicted.

   State Regulation. Our intrastate long distance operations are subject to various state laws and regulations, including, in most jurisdictions, certification and tariff filing requirements. Some states also require the filing of periodic reports, the payment of various fees and surcharges and compliance with service standards and consumer protection rules. States often require pricing approval or notification for certain stock or asset transfers or, in several states, for the issuance of securities, debt or for name changes. We have received the necessary certificate and tariff approvals to provide intrastate long distance service in 48 states. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations. Public service commissions also regulate access charges and other pricing for telecommunications services within each state. The regional Bell operating companies and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility which, if granted, could subject us to increased price competition. We may also be required to contribute to universal service funds in some states.

   Wireless Service Regulations. Through TresCom, we hold a variety of wireless licenses issued by the FCC. As a licensee authorized to provide microwave and satellite earth station services, we are subject to Title III of the 1934 Communications Act and FCC regulations promulgated thereunder. All wireless licenses are subject to foreign ownership restrictions. However, the Communications Act permits licensees to seek a waiver of these restrictions allowing 25% or greater indirect foreign ownership.

 Canada

   The operations of telecommunications carriers are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC), which has recently established a new competitive regulatory framework governing the international segment of the long-distance market, eliminating certain barriers to competition, consistent with Canada's commitments in the World Trade Organization Agreement. As a result, full facilities-based and resale competition has been introduced in the provision of international services in Canada, effective October 1, 1998, coincident with the elimination of traffic routing limitations on switched hubbing through the United States. In addition, foreign ownership rules for facilities-based carriers have now been waived in relation to ownership of international submarine cables landed in Canada and satellite earth stations used for telecommunications purposes. Effective January 1, 1999, all international service providers must be licensed by the CRTC under the Telecommunications Act of 1993, and we received our international license as of December 23, 1998. Our international operations will remain subject to conditions of our CRTC license, which address matters such as competitive conduct and consumer safeguards, and to a regime of contribution charges (roughly the equivalent of access charges in the U.S.). The CRTC is currently conducting an examination of its international services contribution regime in light of its recent decision to move from a per circuit to a per minute contribution charge arrangement.

   Primus, as a reseller of domestic Canadian telecommunications, virtually is unregulated by the CRTC. In particular, because we do not own or operate transmission facilities in Canada, we are not subject to the Canadian Telecommunications Act or the regulatory authority of the CRTC, except to the extent that our provision of international telecommunications services is subject to CRTC licensing and other regulations.

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

Therefore we may provide resold Canadian domestic long distance service without rate, price or tariff regulation, ownership limitations, or other regulatory requirements.

   Competition. Long distance competition has been in place in Canada since 1990 for long distance resellers and since 1992 for facilities-based carriers. Since 1994, the incumbent local exchange carriers have been required to provide "equal access" which eliminated the need for customers of competitive long distance providers to dial additional digits when placing long distance calls. In June 1992, the CRTC issued its ground-breaking Telecom Decision CRTC 92-12 requiring the incumbent local exchange carriers to interconnect their networks with their facilities-based as well as resale competitors. However, these companies have now disbanded the Stentor alliance effective January 1, 1999, and have begun to compete against one another. Other nationwide providers are AT&T Canada Corp., and Sprint Canada. Additional long distance services competition is provided by a substantial resale long distance industry in Canada.

   Foreign Ownership Restrictions. Under Canada's Telecommunications Act and certain regulations promulgated pursuant to such Act, foreign ownership restrictions are applicable to facilities-based carriers (known as "Canadian carriers"), but not resellers, which may be wholly foreign-owned and controlled. These restrictions limit the amount of direct foreign investment in Canadian carriers to no more than 20% of the voting equity of a Canadian carrier operating company and no more than 33 1/3% of the voting equity of a Canadian carrier holding company. The restrictions also limit the number of seats which may be occupied by non-Canadians on the board of directors of a Canadian carrier operating company to 20%. In addition, under Canadian law, a majority of Canadians must occupy the seats on the board of directors of a Canadian carrier holding company. Although it is possible for foreign investors to also hold non-voting equity in a Canadian carrier, the law requires that the Canadian carrier not be "controlled in fact" by non-Canadians.

 Australia

   The provision of our services is subject to federal regulation. The two primary instruments of regulation are the Australian Telecommunications Act of 1997 and federal regulation of anti-competitive practices pursuant to the Australian Trade Practices Act of 1974. The current regulatory framework came into effect in July 1997.

   We are licensed under the Telecommunications Act of 1997 to own and operate transmission facilities in Australia. Under the regulatory framework, we are not required to maintain a carriage license in order to supply carriage services to the public using network facilities owned by another carrier. Instead, with respect to carriage services, we must comply with legislated "service provider" rules contained in the Telecommunications Act of 1997 covering matters such as compliance with the Telecommunications Act of 1997, operator services, regulation of access, directory assistance, provision of information to allow maintenance of an integrated public number database, and itemized billing.

   Two federal regulatory authorities exercise control over a broad range of issues affecting the operation of the Australian telecommunications industry. The Australian Communications Authority (ACA) is the authority regulating matters including the licensing of carriers and technical matters, and the Australian Competition and Consumer Commission (ACCC) has the role of promotion of competition and consumer protection. We are required to comply with the terms of our own license, are subject to the greater controls applicable to licensed facilities-based carriers and are under the regulatory control of the ACA and the ACCC. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Australian government policy and court decisions affecting telecommunications carriers also apply to us.

   There is no limit to the number of carriers who may be licensed. Any company that meets the relevant financial and technical standards and complies with the license application process can become a licensed carrier permitted to own and operate transmission facilities in Australia. Carriers are licensed individually, are subject to charges that are intended to cover the costs of regulating the telecommunications industry, and are obliged to comply with license conditions (including obligations to comply with the Telecommunications Act of 1997, with certain commitments made in their industry development plan and with the telecommunications access regime and related facilities access obligations). Carriers also must meet the universal service obligation, to assist in providing all Australians, particularly in remote areas, with reasonable access to standard telephone services. The levy required to be paid by in connection with this obligation has been set previously at a level that is not material. The levy is currently under review. The outcome from the Australian Communications Authority's assessment and the Australian Government's policy considerations is expected to result in a levy that will not be material for us. However, there can be no guarantee that the Australian Communications Authority will not make an assessment of a universal service levy that would be material or that the Australian Government will not legislate for an outcome that would be material.

   Fair Trading Practices. The ACCC enforces legislation for the promotion of competition and consumer protection, particularly rights of access (including pricing for access) and interconnection. The ACCC can issue a competition notice to a carrier which has engaged in anti-competitive conduct. Where a competition notice has been issued, the ACCC can seek pecuniary penalties, and other carriers can seek damages, if the carrier continues to engage in the specified conduct.

   The Telecommunications Act of 1997 package of legislation includes a telecommunications access regime that provides a framework for regulating access rights for specific carriage services and related services through the declaration of services by the ACCC. The regime establishes mechanisms within which the terms and conditions of access can be determined. The Australian government intends the access regime to reduce the power of Telstra and Cable & Wireless Optus (as the former protected fixed line carriers) and other carriers who may come to own or control important infrastructure or services necessary for competition.

   The access regime establishes a mechanism for the industry to develop an access code containing model terms and conditions for access to particular declared services. Once approved by the ACCC, those model terms and conditions may be adopted in an undertaking by individual carriers who are under an access obligation.

   In July 1997, the Australian government mandated that Telstra provide access to its facilities at specified rates to other service providers including us. We have negotiated access arrangements with Telstra in substitution for certain mandated arrangements.

   Foreign Ownership Limitations. Foreign investment in Australia is regulated by the Foreign Acquisitions and Takeovers Act 1975. We notified the Australian government of our proposed acquisition of Axicorp in 1996 and were informed at that time that there were no objections to the investment in terms of Australia's foreign investment policy. There can be no assurance, however, that additional foreign ownership restrictions will not be imposed on the telecommunications industry or other foreign investors, including us, in the future.

 Japan

   Our services in Japan are subject to regulation by the Japanese Ministry of Post and Telecommunications under the Japanese Telecommunications Business Law. We have obtained licenses as a Type I business, and as a Special Type II business, and also as a General Type II business through the Telegroup acquisition. Our licenses allow us to provide selected international telecommunications services using our own facilities, as well as leased facilities, and domestic telecommunications services using leased facilities. There can be no guarantee that the Japanese regulatory environment will allow us to provide service in Japan at competitive rates.

 European Union

   In Europe, the regulation of the telecommunications industry is governed at a supra national level by the European Commission, consisting of members from the following countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and

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

the United Kingdom, which is responsible for creating pan-European policies and, through legislation, developing a regulatory framework to ensure an open, competitive telecommunications market.

   In March 1996, the EU adopted the Full Competition Directive containing two provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligations of EU member states to abolish the post, telephone and telegraph operators' monopolies in voice telephony by 1998. Certain EU countries were allowed to delay the abolition of the voice telephony monopoly based on derogations established in the Full Competition Directive. These countries include Luxembourg (July 1, 1998), Spain and Ireland (which were liberalized on December 1, 1998), Portugal (January 1, 2000) and Greece (December 31, 2000).

   Each EU member state in which we currently conduct or plan to conduct our business has a different regulatory regime and such differences have continued beyond January 1998. The requirements for us to obtain necessary approvals vary considerably from country to country and are likely to change as competition is permitted in new service sectors. Most EU member states require companies to obtain a license in order to provide voice telephony services or construct and operate telecommunications networks. However, the EU generally does not permit its member states to require individual licenses for other types of services. In addition, we have obtained and will continue to seek to obtain interconnection agreements with other carriers within the EU. While EU directives require that dominant carriers offer cost-based and nondiscriminatory interconnection to competitors, individual EU member states have implemented and may implement this requirement differently. As a result, we may be delayed in obtaining or may not be able to obtain interconnection in certain countries that would allow us to compete effectively. Moreover, there can be no guarantee that long distance providers like us will be able to afford customers "equal access" to their networks, and the absence of such equal access could put such long distance companies at a disadvantage with respect to existing post, telephone and telegraph operators.

 United Kingdom

   Our services are subject to the provisions of the United Kingdom Telecommunications Act. The Secretary of State for Trade and Industry, acting on the advice of the United Kingdom Department of Trade and Industry, is responsible for granting UK telecommunications licenses, while the Director General of Telecommunications and Oftel are responsible for enforcing the terms of such licenses. Oftel attempts to promote effective competition both in networks and in services to redress anti-competitive behavior.

   In 1991, the British government established a "multi-operator" policy to replace the duopoly that had existed between British Telecom and Cable and Wireless Communications. Under the multi-operator policy, the Department of Trade and Industry recommends the grant of a license to operate a telecommunications network to any applicant that it believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple voice resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the United Kingdom Telecommunications Act. Any telecommunications system with compatible equipment that is authorized to be run under an individual license is permitted to interconnect to British Telecom's network. As of June 30, 1999, only those systems providing bearer services will be entitled to interconnection, providing the operator has been registered in Annex II. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment).

   Our subsidiary, Primus Telecommunications Limited, holds a license that authorizes it to provide switched voice services over leased private lines to all international points. In addition, Primus Telecommunications Limited has received a license from the United Kingdom's Secretary for Trade and Industry to provide international facilities-based voice services to all international points from the United Kingdom. This license also allows the holder to acquire ownership interests in or construct the United Kingdom half circuit of any IRU as well as backhaul facilities. The international facilities-based license together with the international

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simple resale license authorize the provision of every voice and data service, except the provision of broadcasting and mobile services. While the international facilities-based license authorizes us to acquire ownership interests in the United Kingdom half-circuit of satellite space segment in order to provide satellite-based services, it is also necessary to apply for a Wireless Telegraphy Act 1949 License which authorizes the use of the spectrum.

   Telegroup Network Services Ltd. holds an ISVR license granted on December 31, 1997 and Telegroup UK Ltd. holds an international facilities-based license granted on December 30, 1997.

   Tariffs. Telecommunications tariffs on operators in the United Kingdom (excluding British Telecom) are generally not subject to prior review or approval by regulatory authorities, although Oftel has historically imposed price caps on British Telecom. British Telecom has advocated and will likely continue to advocate for greater pricing flexibility, including flexibility for pricing toll free and other services. Greater pricing flexibility could allow British Telecom to charge us higher prices for certain services or to charge end user customers prices that are lower than we are able to charge.

   Interconnection and Indirect Access. We must interconnect our U.K. network to networks of other service providers in the United Kingdom and allow our end user customers to obtain access to our services in order to compete effectively in the United Kingdom. In the United Kingdom, licensed long distance carriers like us can obtain interconnection to British Telecom at cost-based rates. However, while customers of British Telecom's long distance service can access that service automatically (i.e., without dialing additional digits), customers of other long distance carriers generally must dial additional digits to access their chosen carrier's services.

   Fair Trading Practices. Oftel is the principal regulator of the competitive aspects of the United Kingdom telecommunications industry. There are no foreign ownership restrictions that apply to telecommunications company licensing in the United Kingdom although the Department of Trade and Industry does have a discretion as to whether to award licenses on a case by case basis. We also are subject to general European law, which, among other things, prohibits certain anti-competitive agreements and abuses of dominant market positions through Articles 81 and 82 of the Treaty of Rome.

 Germany

   The German Telecommunications Act of 1996 liberalized all telecommunications activities as of January 1, 1998. The German Telecom Act has been complemented by several ordinances.

   Under the German regulatory scheme, licenses are required for the operation of infrastructure and the provision of voice telephony services. Licenses required for the operation of infrastructure are divided into 3 license classes: mobile telecommunications (license class 1); satellite (license class
2); and other telecommunications services for the general public (license class
3). In addition to the infrastructure licenses, a separate license is required for provision of voice telephony services to the general public on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission infrastructure. All other telecommunications services (e.g. valued-added, data, etc.) are only subject to a notification requirement. We operate under a license class 4 which has been extended to a Germany-wide area license under a change of regulatory policy that requires Germany-wide area licenses for the Germany-wide offer of public switched voice telephony. License fees caused by this license extension are high, but have been challenged by a German court and have therefore not yet been imposed.

   Under the German Telecom Act, companies that desire to connect with Deutsche Telekom's network must enter into an interconnection agreement with the regulated interconnection tariffs. We entered into an interconnection agreement with Deutsche Telekom on February 27, 1998 at the regulated standard interconnection rates presently under court review. Our interconnection agreement with Deutsche Telekom permits the parties to renegotiate interconnection rates or other provisions of the agreement in the event of a

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change in the German regulatory environment or other circumstances which have a bearing on the economic basis of the interconnection agreement or a party's license situation or which are considered by both parties to materially affect the interconnection agreement in any other way. The interconnection agreement may also be terminated by commencing a six month notice period at the end of the calendar year. After the public announcement on December 15, 1998, Deutsche Telekom, by letter of December 23, 1998, informed us that, as a matter of precaution, it terminated the interconnection agreement as of December 31, 1999 and it asked that renegotiations be opened.

   Several complaints, the outcome of which may affect our business, currently are pending before the Regulierungsbehorde fur Telekommunikation und Post (RegTP) or German courts concerning interconnection with Deutsche Telekom. Since Deutsche Telekom and some of its major competitors in Germany have been unable to reach agreement on interconnection rates, the RegTP established provisional interconnection tariffs in September 1997 which Deutsche Telekom has since challenged in court. These rates are now part of the standard offer of Deutsche Telekom and are valid for all interconnected and licensed carriers for as long as the matter is pending before the German courts. Court review of these rates may result in higher rates being imposed on network operators retroactively as the standard interconnection agreement provides for retroactive effect of the court's final decision. Other pending complaints concern the costs of billing services provided by Deutsche Telekom to other carriers and rates for direct access to the end-user lines of Deutsche Telekom. It is expected that a final resolution to these matters will take several years.

   Due, in part, to Deutsche Telekom's refusal, since March 1998, to conclude interconnection agreements with long-distance operators, the RegTP initiated a public hearing concerning the prerequisites for interconnection under the German Telecom Act. The preliminary results were presented to the general public in a hearing on December 15, 1998 and have been confirmed and published. Accordingly, the RegTP regards an operator that requests three points of interconnection directed by one switch and three leased lines connecting these three points of interconnection as a carrier operating a public telecommunications network as defined in the German Telecom Act and as such they are entitled to interconnection based on the regulated tariffs. Deutsche Telekom has filed an application requesting surcharges to be imposed on all operators who have not signed the new interconnection agreement requiring operators to install additional points of interconnection and meet minimum traffic requirements to avoid atypical traffic. Deutsche Telekom uses the term "atypical traffic" to denote what it perceives an inefficient traffic caused by long-distance operators with only a few interconnection points with Deutsche Telekom. According to Deutsche Telekom, traffic originating outside the long distance network's geographic reach is transported through Deutsche Telekom's network to the long distance network's closest switch and back again to be terminated in Deutsche Telekom's network. In extreme cases this may multiply the distance a single call travels as compared to the case where the same call would have been routed more or less directly to its destination through Deutsche Telekom's or any other large network. Deutsche Telekom has claimed that this type of traffic jams its network and requires otherwise unnecessary investments into surplus capacity.

   In May 1999, the RegTP turned down Deutsche Telekom's application for regulatory approval of surcharges for atypical traffic with regard to all interconnection agreements not yet containing an obligation to install additional points of presence if certain traffic volume thresholds are passed. New, possibly higher interconnection fees and surcharges for small network operators or an interconnection tariff regime disadvantaging small network operators may, however, be introduced in connection with the upcoming new interconnection regime 2000, along with other possible unfavorable changes such as a 24-month minimum lease of interconnection lines and minimum traffic requirements.

   Deutsche Telekom has presented a new draft interconnection agreement for the upcoming negotiations. The new interconnection offer is based generally on less favorable terms than the current one. These less favorable conditions do, in part, run counter to the outcome of the regulatory proceedings in May 1999. The new draft agreement, in addition, may be wholly or partially overturned by the RegTP's new interconnection regime 2000, in particular by element-based interconnection tariffs which RegTP proposes to introduce as

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announced in June 1999. We cannot predict the results of this upcoming new interconnection regulation, but the results may severely affect our business in Germany.

   Further, the general price depression in the end-customer market along with the fact that the RegTP has authorized Deutsche Telekom's price cuts in the end-customer market (announced to be effective as of January 1 and April 1, 1999) may adversely affect us. Other large operators also have reduced their prices which may adversely affect our business.

   We are or may become subject to certain other requirements as a licensed telecommunications provider in Germany. For example, licensed providers are under an obligation to present their standard terms and conditions to the RegTP. The RegTP may, based upon certain criteria, decide not to accept these terms and conditions. We also may become subject to universal service financing obligations. Currently, it is unlikely that the universal service financing system will be implemented in Germany in the foreseeable future. However, in the event that the system is implemented, we could be subject to such universal service requirements and financing schemes if we at that time should have a market share in Germany of at least 4%.

 France

   The French Telecommunications Act of 26 July 1996 further developed the new legal framework for the development of a competitive telecommunications market in France.

   As a result, the French Regulator (Autorite de Regulation des
Telecommunications) was created on January 1, 1997 with the task of overseeing the development of a competitive telecommunications sector which would provide benefits to the user. In addition, the monopoly on the provision of voice telephony services to the public was abolished as of January 1, 1998.

   Under the French regulatory regime, an L33.1 licence is required for the establishment and running by the operator of a telecommunications network open to the public (an infrastructure licence) and the provision of public voice telephony services requires an L34.1 licence. An infrastructure licence is required by those operators who wish to install or purchase dark fiber for the running of a network. As with the L34.1 voice licence, L33.1 infrastructure licences are granted on a regional or nation-wide basis and it is possible to be granted a licence just for the region of Paris and its suburbs. We (via our French subsidiary) were awarded the first L34.1 only license on May 29, 1998. Call back operators and least cost routing operators not using their own leased lines as defined by the French Regulator, do not need to apply and obtain an L34.1 licence. Certain competitors obtained a joint L34.1 & L33.1 licence and we are considering applying for an L33.1 licence in addition to our L34.1 license so that we can benefit from the lower interconnection tariffs afforded to L33.1 infrastructure license holders.

   Because we hold a nation-wide class L34.1 licence, we have the authority to originate and terminate calls throughout France.

   Companies that desire to interconnect with France Telecom's network must enter into an interconnection agreement which applies certain fixed interconnection tariffs set out in an interconnection catalog. In order to obtain the lowest available interconnection tariffs throughout France, we would need to obtain a nation-wide infrastructure licence and install dark fiber and points of interconnection in all the different French regions (a minimum of 18 regions) where we are to be originating and terminating traffic.

   We have entered into an interconnection agreement with France Telecom at the regulated standard interconnection rates applicable to L34.1 voice licence holders set out in the interconnection catalog. In order to interconnect with France Telecom, we are required to install, in addition to our principal switch in the city of Paris, a second point of presence to be interconnected with France Telecom in the outer zone of the Parisian region as defined for telecommunications purposes. We have located a site for our principal Ericsson AXE-10 switch and have ordered the leased lines from France Telecom to interconnect our switch with the most convenient France Telecom points of interconnection. France Telecom estimates and sets out in the interconnection agreement that leased lines so requested will be provided within a period of 6 to 18 months.

   It is possible that the licence fees currently paid could be further increased. In addition, the interconnection fees payable to France Telecom include an element relating to the funding of France Telecom's universal service financing obligations, and it is possible that the levels of such contributions will be raised in the foreseeable future.

   We have been granted the 1656 four digit indirect access code; however, there have been seven one digit indirect access numbers granted to other telecommunications providers in France. Those operators with a one digit access number will have a competitive advantage. It is highly unlikely that we will be able to obtain a one digit access number.

   The Telegroup French subsidiary holds a mixed voice and infrastructure license and has been allocated the 1633 carrier selection code. We understand that this Telegroup subsidiary employs over 10 employees and has entered into a number of contracts with other telecom operators in France. It has also contracted with France Telecom for the use of two "3PBQ" numbers which are the equivalent of four digit freephone access numbers for use in regions where the carrier selection code is not operational due to the lack of a point of interconnection. Primus is in the process of determining whether to maintain its separate license and carrier selection code, in light of those held by Telegroup.

 Latin America

   Various countries in Latin America have taken initial steps towards deregulating their telecommunications markets. Each Latin American country has a different national regulatory regime and each country is in a different stage of liberalization. Historically, Latin American countries have reserved the provision of voice services to the state-owned post, telegraph and telephone operators. In the last few years, several Latin American countries have privatized completely or partially their national carriers, including Argentina, Chile, Mexico, Peru and Venezuela. In addition, certain countries have opened partially or completely their local and/or long distance markets, most notably Chile, which has competitive operators in all sectors. Argentina has liberalized certain telecommunications services, such as value-added, paging, data transmission, and personal communications services. Brazil currently is in the process of opening its telecommunications market to competition. Brazil intends to privatize Telecomunicas Brasileras S.A. (Telebras), which, through its 28 regional subsidiaries, holds a monopoly over the provision of local telephone services, as well as Empresa Brasiliera de Telecomunicacoes S.A., the monopoly provider of long distance and international telephone services. Moreover, Colombia recently has opened national and international long distance services to competition, and has awarded two new concessions for the provision of these services to two major local exchange carriers in Colombia--Empresa Brasiliera de Telecomunicaciones S.A. de Bogota and Orbitel, S.A. In Colombia the provision of value-added services and voice services to closed-user groups is open to competition. Mexico initiated competition in the domestic and international long distance services market on January 1, 1996, which are subject to a concession requirement. In addition, the Mexican government has opened recently basic telephony, and currently is auctioning radio-electric spectrum frequencies for the provision of personal communications services and Local Multipoint Distribution System Services. Value-added services are also fully open to competition in Mexico. Finally, in the Central American region, Guatemala and El Salvador recently have opened their telecommunications market to competition, abolishing all restrictions on foreign investment in this sector. Other countries in Central America, such as Nicaragua and Honduras, are in the process of privatizing their state-owned carriers, and have not opened fully their markets to competition.

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

Employees

   The following table summarizes the number of our full-time employees as of June 30, 1999, by region and classification:

                                                     North   Asia-
                                                    America Pacific Europe Total
                                                    ------- ------- ------ -----
   Management and Administrative...................    291     44     31     366
   Sales and Marketing.............................    293    150     52     495
   Customer Service and Support....................    342     64     60     466
   Technical.......................................    365     81     34     480
                                                     -----    ---    ---   -----
     Total.........................................  1,291    339    177   1,807
                                                     =====    ===    ===   =====

   We have never experienced a work stoppage, and none of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our employee relations to be excellent.

Properties

   We currently lease our corporate headquarters which is located in McLean, Virginia. Additionally, we also lease administrative, technical and sales office space, as well as space for our switches, in various locations in the countries in which we operate, including the United States, Canada, Australia, the United Kingdom, Canada, Japan, Mexico, Germany and France. Total leased space approximates 350,000 square feet and the total annual lease costs are approximately $7.0 million. The operating leases expire at various times through 2008. Certain communications equipment which includes network switches and transmission lines is leased through operating and capital leases. We believe that our present administrative and sales office facilities are adequate for our anticipated operations and that similar space can be obtained readily as needed. We further believe that the current leased facilities are adequate to house existing communications equipment. However, as our network grows, we expect to lease additional locations to house the new equipment.

Legal Proceedings

   We are involved from time to time in litigation incidental to the conduct of our business. We believe the outcome of pending legal proceedings to which we are a party will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

                                   MANAGEMENT

Executive Officers and Directors

   The following table and biographies set forth information concerning the individuals who serve as directors and executive officers of Primus:

                                                                           Year of Expiration
          Name           Age                    Position                   of Term as Director
          ----           ---                    --------                   -------------------
 K. Paul Singh(1)....... 48    Chairman of the Board of Directors,                2002
                               President, and Chief Executive Officer
 Neil L. Hazard......... 47    Executive Vice President and Chief                  N/A
                               Financial Officer
 John F. DePodesta...... 54    Executive Vice President and Director              2002
 Ravi Bhatia............ 50    Chief Operating Officer, Primus Australia           N/A
 Yousef Javadi.......... 43    Chief Operating Officer, Primus North               N/A
                               America
 John Melick............ 40    Vice President of International Business            N/A
                               Development
 Jay Rosenblatt......... 33    Vice President, Global Carrier Services             N/A
 Herman Fialkov(2)(3)... 77    Director                                           2000
 David E. Hershberg(2).. 62    Director                                           2000
 Douglas M. Karp........ 44    Director                                           2001
 John G. Puente(1)(3)... 69    Director                                           2001

--------
(1) Member of Nominating Committee.
(2) Member of Compensation Committee.
(3) Member of Audit Committee.

   K. Paul Singh co-founded Primus in 1994 with Mr. DePodesta and serves as its Chairman, President and Chief Executive Officer. From 1991 until he co-founded Primus, he served as the Vice President of Global Product Marketing for MCI. Prior to joining MCI, Mr. Singh was the Chairman and Chief Executive Officer of Overseas Telecommunications, Inc. (OTI), a provider of private digital communications in over 26 countries which he founded in 1984 and was purchased by MCI in 1991.

   Neil L. Hazard joined Primus in 1996 as its Executive Vice President and Chief Financial Officer. Prior to joining Primus, Mr. Hazard was employed by MCI in several executive positions, most recently as its Director of Corporate Accounting and Financial Reporting, responsible for consolidation of MCI's financial results, external reporting to stockholders and securities compliance reporting. Mr. Hazard served as acting Controller of MCI for six months and as Director of Global Product Marketing. Prior to joining MCI in 1991, Mr. Hazard served as the Chief Financial Officer of OTI.

   John F. DePodesta co-founded Primus in 1994 with Mr. Singh and serves as a director and its Executive Vice President. In addition to his position with Primus, Mr. DePodesta currently serves as the Chairman of the Board of Iron Road Railways Incorporated, which he co-founded in 1994, and served as Senior Vice President, Law and Public Policy of Genesis Health Ventures, Inc. from January 1996 through March 1998. Additionally, since 1994 he has been "of counsel" to the law firm of Pepper Hamilton LLP, where he was previously a partner since 1979. Before joining Pepper Hamilton LLP, Mr. DePodesta served as the General Counsel of Consolidated Rail Corporation.

   Ravi Bhatia joined Primus in October 1995 as the Managing Director of Primus Telecommunications Pty., Ltd. (Australia). In March 1996 Mr. Bhatia became the Chief Operating Officer of Primus Australia and as such is responsible for implementing Primus's business strategy in Australia. Mr. Bhatia has over 26 years of international experience in the telecommunications industry, which includes nine years of employment with

MCI in various sales and marketing positions. Most recently, he served as the Director of Sales and Marketing for MCI in the South Pacific Region, based in Sydney.

   Yousef Javadi joined Primus in March 1997 as Chief Operating Officer of Primus North America. Prior to joining Primus, Mr. Javadi was Vice President of Business Development at GE Americom (a GE Capital company) from 1995-1997. From 1991-1995 Mr. Javadi was Director of Global Services for MCI. From 1985-1991 he was Vice President of Sales and Marketing for OTI. Prior to OTI, Mr. Javadi worked at Hughes Network Systems.

   John Melick joined Primus in 1994 as its Vice President of Sales and Marketing and, since 1996, has served as Vice President of International Business Development of the Company. Prior to joining Primus, Mr. Melick was a Senior Manager with MCI responsible for the day-to-day management of its global product portfolio in Latin America and the Caribbean region. He joined MCI in 1991 at the time of the acquisition of OTI where he managed the development of OTI's service expansion into Mexico and Latin America.

   Jay Rosenblatt has served as Primus' Vice President of Global Carrier Services since January 1996 and previously was Director of Marketing and Sales responsible for Primus' commercial programs from September 1994 to January 1996. Prior to joining Primus in 1994, Mr. Rosenblatt was with MCI as the marketing manager responsible for private network services in the Americas and Caribbean.

   Herman Fialkov became a director of Primus in 1995. Mr. Fialkov is a consultant to Newlight Management LLC and a General Partner of PolyVentures Associates, L.P., a venture capital firm and has been associated with various venture capital firms since 1968. Previously, he was an officer and director of General Instrument Corporation which he joined in 1960 as a result of its acquisition of General Transistor Corporation, a company Mr. Fialkov founded. Mr. Fialkov is also a director of GlobeComm Systems, Inc.

   David E. Hershberg became a director of Primus in 1995. Mr. Hershberg is the founder, Chairman, President and CEO of GlobeComm Systems, Inc., a system integrator of satellite earth stations. From 1976 to 1994, Mr. Hershberg was the President and Chief Executive Officer of Satellite Transmission Systems, Inc., a global provider of satellite telecommunications equipment, and became a Group President of California Microwave, Inc., a company that acquired Satellite Transmission Systems, Inc.

   Douglas M. Karp became a director Primus in June 1998. Mr. Karp has been a Managing Director of E.M. Warburg, Pincus & Co., LLC (or its predecessor, E.M. Warburg, Pincus & Co., Inc.) since May 1991. Prior to joining E.M. Warburg, Pincus & Co., LLC, Mr. Karp held several positions with Salomon Inc. including Managing Director from January 1990 to May 1991, Director from January 1989 to December 1989 and Vice President from October 1986 to December 1988. Mr. Karp is a director of Qwest, TV Filme, Inc., Journal Register Company, PageNet do Brasil, S.A., StarMedia Network Inc., Golden Books Family Entertainment and several privately held companies.

   John G. Puente became a director of Primus in 1995. From 1987 to 1995, he was Chairman of the Board and CEO of Orion Network Systems, a satellite telecommunications company. Mr. Puente is currently Chairman of the Board of Telogy Networks, Inc., a privately-held company, and a director of MICROS Systems, Inc. Prior to joining Orion, Mr. Puente was Vice Chairman of M/A-Com Inc., now known as Hughes Network Systems, Inc., a diversified telecommunications and manufacturing company, which he joined in 1978 when M/A-Com acquired Digital Communications Corporation, a satellite terminal and packet switching manufacturer of which Mr. Puente was a founder and Chief Executive Officer.

   Under the terms of a shareholders' agreement entered into in connection with the TresCom merger among Primus, Warburg, Pincus and Mr. Singh, we have agreed to nominate one individual selected by Warburg, Pincus and reasonably acceptable to our non-employee directors, to serve as a member of the Primus board of directors. The foregoing nomination right remains effective so long as Warburg, Pincus is the beneficial owner of 10% or more of our outstanding common stock. In June 1998, Mr. Karp joined the Primus board of directors pursuant to the foregoing arrangement.

Classified Board of Directors

   Pursuant to our by-laws, the board of directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the our stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of Primus by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the board of directors in order to elect a majority of the members of the board of directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director's term expires at such annual meeting.

Compensation of Directors

   Directors are paid an annual fee of $10,000 and receive reimbursement of their expenses for attending meetings. In addition, we grant each person who becomes an Eligible Director (as defined in the Director Option Plan) options to purchase 15,000 shares of our common stock pursuant to the Director Option Plan. These options vest one-third upon the grant date, and one-third on each of the first and second anniversary of the grant dates. We did not grant any such options in 1997 or 1998.

Committees of the Board

   Our board of directors has appointed an Audit Committee, Nominating Committee and a Compensation Committee.

   Audit Committee. The Audit Committee, which currently consists of Mr. Puente and Mr. Fialkov, has the authority and responsibility: to hire one or more independent public accountants to audit our books, records and financial statements and to review our systems of accounting (including our systems of internal control); to discuss with such independent public accountants the results of such audit and review; to conduct periodic independent reviews of the systems of accounting (including systems of internal control); and to make reports periodically to the board of directors with respect to its findings.

   Nominating Committee. The Nominating Committee, which currently consists of Messrs. Puente (Chairman) and Singh, is responsible for selecting those persons to be nominated to our board of directors.

   Compensation Committee. The Compensation Committee, which currently consists of Messrs. Fialkov (Chairman) and Hershberg, is responsible for fixing the compensation of the Chief Executive Officer and the other executive officers, deciding other compensation matters such as those relating to the operation of our Employee Stock Option Plan and Director Stock Option Plan, including the award of options under the Employee Stock Option Plan, and approving certain aspects of our management bonus plan.

Compensation Committee Interlocks and Insider Participation

   The Compensation Committee of the board consists of Messrs. Fialkov and Hershberg, who were not at any time officers or employees of Primus. No executive officer of Primus serves as a member of the board of directors or compensation committee of another entity which has one or more executive officers that will serve as a member of the Primus board or the Primus Compensation Committee.

Executive Compensation

   The following table sets forth, for the years ended December 31, 1998, 1997 and 1996, certain compensation information with respect to our chief executive officer and our other officers named therein.

                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation      Long-Term Compensation
                                  ----------------------- -----------------------------
                                                                 Awards         Payouts
                                                          --------------------- -------
                                                   Other             Securities           All
                                                  Annual  Restricted Underlying          Other
                                                  Compen-   Stock     Options/   LTIP   Compen-
                                  Salary   Bonus  sation   Award(s)     SARs    Payouts sation
Name and Principal Position  Year   ($)     ($)     ($)      ($)        (#)       ($)     ($)
---------------------------  ---- ------- ------- ------- ---------- ---------- ------- -------
K. Paul Singh--Chairman      1998 258,013 180,000    --       --          --       --      --
 of the Board of             1997 247,692 160,000    --       --      100,000      --      --
 Directors, President        1996 185,000 100,000    --       --      338,100      --      --
 and Chief Executive
 Officer
Neil L. Hazard--             1998 184,006 105,000    --       --          --       --      --
 Executive Vice              1997 159,231 100,000    --       --       40,000      --      --
 President and Chief         1996 118,461  60,000    --       --      304,290      --      --
 Financial Officer
Yousef B. Javadi--Chief      1998 154,808  80,000    --       --          --       --      --
 Operating Officer,          1997 121,154  60,000    --       --      170,000      --      --
 Primus North America        1996     --      --     --       --          --       --      --
John F. DePodesta--          1998 178,718 135,000    --       --          --       --      --
 Executive Vice              1997 100,000     --     --       --      180,000      --      --
 President                   1996     --   10,000    --       --          --       --      --
John Melick--Vice            1998 128,391  55,000    --       --          --       --      --
 President of                1997 105,000  50,000    --       --       25,000      --      --
 International Business      1996 101,538  10,000    --       --          --       --      --
 Development

Stock Options Granted to Certain Executive Officers During Last Fiscal Year

   Under the Employee Stock Option Plan, options to purchase our common stock are available for grant to selected employees. Options are also available for grant to eligible directors under our Director Stock Option Plan. No options for the purchase of our common stock were awarded to the executive officers named on the above summary compensation table during 1998.

Stock Plans

   Employee Stock Option Plan. We established the Employee Stock Option Plan for our employees and consultants on January 2, 1995. Recently, our board adopted and the stockholders approved an amendment to the Employee Stock Option Plan that, among other things, increased the number of options available for grant and expanded the category of plan participants. The Employee Stock Option Plan provides for the grant to selected full and part-time employees and consultants of Primus and its subsidiaries who contribute to the development and success of Primus and its subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code (ISOs) and options that are non-qualified for federal income tax purposes (NQSOs); provided, however, that consultants are eligible for the grant of NQSOs only. The total number of shares of our common stock for which options may be granted pursuant to the Employee Stock Option Plan is 5,500,000, of which 1,393,021 are available for future grants, subject to certain adjustments reflecting changes in our capitalization. No individual may receive, over the term of the Employee Stock Option Plan, options for more than an aggregate of 25% of the shares authorized for grant under the Employee Stock Option Plan. The Employee Stock Option Plan currently is administered by the Compensation Committee of our board of directors which is comprised of directors who are not also our employees. The Compensation Committee determines, among other things:

  . which employees and consultants will receive options under the Employee Stock Option Plan;

  .  the time when options will be granted;

  .  the type of option (ISO or NQSO, or both) to be granted;

  .  the number of shares subject to each option;

  .  the time or times when the options will become exercisable and expire;
     and

  . subject to certain conditions discussed below, the option price and duration of the option.

Members of our board of directors administering the Employee Stock Option Plan may vote on any matters affecting the administration of the Employee Stock Option Plan, except that no member may act upon the granting of an option to himself or herself.

   The exercise price of the options granted under the Employee Stock Option Plan is determined by our board of directors, but may not be less than the fair market value per share of our common stock on the date the option is granted. If, however, an ISO is granted to any person who, at the time of the grant, owns capital stock possessing more than 10% of the total combined voting power of all classes of our capital stock, then the exercise price for such ISO may not be less than 110% of the fair market value per share of our common stock on the date the option is granted. Our board of directors also determines the method of payment for the exercise of options under the Employee Stock Option Plan. Payment may consist entirely of cash, check, promissory notes or our common stock having a fair market value on the date of surrender equal to the aggregate exercise price. Our board of directors, in its sole discretion, may cooperate with an optionee to complete a cashless exercise transaction.

   Options are not assignable or transferrable other than by will or the laws of descent and distribution. In general, if an employee's employment or a consultant's engagement is terminated for any reason, such employee's or consultant's options exercisable on the date of termination are exercisable for three months following the date of termination. If our board of directors makes a determination that a terminated employee or consultant engaged in disloyalty to us, disclosed proprietary information, is convicted of a felony, or breached the terms of a written confidentiality agreement or non-competition agreement, all unexercised options held by such employee or consultant terminate upon the earlier of the date of such determination or the date of termination. If the employment or service of an employee or consultant terminates because of disability or death, such employee's or consultant's options that are exercisable on the date of disability or death will remain exercisable for 12 months following the date of disability or death; provided, however, that if a disabled employee or consultant commences employment or service with one of our competitors during that 12-month period, all options held by the employee or consultant terminate immediately.

   Options issued pursuant to the Employee Stock Option Plan outstanding on the date of a "change in control" of Primus become immediately exercisable on such date. A change in control for purposes of the Employee Stock Option Plan includes the acquisition by any person or entity of the beneficial ownership of 50% or more of the voting power of our common stock, the approval by the our stockholders of a merger, reorganization or consolidation in which our stockholders do not own 50% or more of the voting power of the stock of the entity surviving such transaction, the approval of our stockholders of an agreement of sale of all or substantially all of our assets, and the acceptance by our stockholders of a share exchange in which our stockholders do not own 50% or more of the voting power of the stock of the entity surviving such exchange.

   There are no federal income tax consequences to Primus on the grant or exercise of an ISO. If an employee disposes of stock acquired through the exercise of an ISO within one year after the date such stock is acquired or within two years after the grant of the ISO (a Disqualifying Disposition), we will be entitled to a deduction in an amount equal to the difference between the fair market value of such stock on the date it is acquired and the exercise price of the ISO. There are no tax consequences to Primus if an ISO lapses before exercise or is forfeited. The grant of a NQSO has no immediate tax consequences to Primus. Upon the exercise of a NQSO by an employee or consultant, we are entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to Primus if a NQSO lapses before exercise or is forfeited.

   An employee who receives an ISO is not subject to federal income tax on the grant or exercise of the ISO; however, the difference between the option price and the fair market value of our common stock received on the exercise of the ISO is an adjustment for purposes of the alternative minimum tax. Upon the exercise of an ISO, an employee will have a basis in the common stock received equal to the amount paid. An employee will be subject to capital gain or loss upon the sale of such common stock, unless such sale constitutes a Disqualifying Disposition, equal to the difference between the amount received for the stock and the employee's basis in such. The gain or loss will be long- or short-term, depending on the length of time the common stock received from the exercise of the ISO was held prior to disposition. There are no tax consequences to an employee if an ISO lapses before exercise or is forfeited.

   In the event of a Disqualifying Disposition, an employee will be required to recognize:

     (1) taxable ordinary income in an amount equal to the difference between the fair market value of the ISO Stock on the date of exercise of the ISO and the exercise price; and

     (2) capital gain or loss (long- or short-term, as the case may be) in an amount equal to the difference between

       (a) the amount realized by the employee upon the Disqualifying Disposition and

       (b) the exercise price paid by the employee for the stock, increased by the amount of ordinary income recognized by the employee, if any.

If the disposition generates an allowable loss (e.g., a sale to an unrelated party not within 30 days of purchase of our common stock), then the amount required to be recognized by the employee as ordinary income will be limited to the excess, if any, of the amount realized on the sale over the basis of the stock.

   The Employee Stock Option Plan allows an employee or consultant to pay an exercise price in cash or shares of our common stock. If the employee pays with shares of our common stock that already are owned, the basis of the newly acquired common stock will depend on the tax character and number of shares of the previously owned stock used as payment. If an employee pays with shares acquired upon other than the exercise of an ISO, the transaction will be tax-free to the extent that the number of shares received does not exceed the number of shares paid. The basis of the number of shares of newly acquired common stock which does not exceed the number of shares of common stock paid will be equal to the basis of the shares paid. The employee's holding period with respect to such shares will include the holding period of the shares of common stock paid. To the extent that the employee receives more new shares than shares surrendered, the "excess" shares of common stock will take a zero basis. If an employee exercises an ISO by using stock that is acquired previously from the exercise of an ISO, however, certain special rules apply. If the employee has not held the previously acquired common stock for at least two years from the date of grant of the related ISO and one year from the date the employee acquired the previously acquired common stock, the use of such common stock to pay the exercise price will constitute a Disqualifying Disposition and subject the employee to income tax with respect to the common stock as described above. In such circumstances, the basis of the newly acquired common stock will be equal to the fair market value of the previously acquired common stock used as payment.

   The grant of a NQSO has no immediate tax consequences to an employee or consultant. The exercise of a NQSO requires an employee or consultant to include in gross income the amount by which the fair market value of the acquired shares exceeds the exercise price on the exercise date. We are required to withhold income and employment taxes from an employee's wages on account of this income. The employee's or consultant's basis in the acquired shares will be their fair market value on the date of exercise. Upon a subsequent sale of such shares, the employee or consultant will recognize capital gain or loss equal to the difference between the sales price and the basis in the stock. The capital gain or loss will be long- or short-term, depending on whether the employee or consultant has held the shares for more than one year. There are no tax consequences to an employee or consultant if a NQSO lapses before exercise or is forfeited. If an employee or consultant uses previously owned common stock as payment for the exercise price of a NQSO, to the extent the employee or consultant surrenders the same number of shares received, the exchange is tax-free and the new shares will have a basis equal to that of the shares surrendered. The holding period for the new shares will include the period the employee or consultant held the surrendered shares. To the extent the employee or consultant receives more new shares than shares surrendered, the excess shares are treated as having been acquired for no consideration and the fair market value of such excess shares is includible in the employee's or consultant's income as compensation. The basis of the excess shares is their fair market value at the time of receipt. If the previously owned shares consist of common stock from the exercise of an ISO for which the holding requirements were not met such that their use as payment of the exercise price constituted a Disqualifying Disposition, the employee will have the income tax consequences described above.

   Our board of directors has authority to suspend, terminate or discontinue the Employee Stock Option Plan or revise or amend it in any manner with respect to options granted after the date of revision. No such revision, however, can change the aggregate number of shares subject to the Employee Stock Option Plan, change the designation of employees eligible thereunder, or decrease the price at which options may be granted. Our board of directors may not grant any options under the Employee Stock Option Plan after January 2, 2005.

   TresCom International Stock Option Plan. In connection with the TresCom merger, we assumed a stock option plan previously sponsored by TresCom. Pursuant to the terms of the agreement governing the TresCom merger, each outstanding option to acquire one share of TresCom common stock was converted into an option to acquire 0.6147 shares of our common stock. Options to acquire 124,728 shares of our common stock are outstanding under this Primus-TresCom Option Plan. The Primus-TresCom Option Plan provides for an equitable adjustment in the number and price of shares of our common stock with respect to outstanding options in the event the outstanding shares of our common stock are increased or decreased through stock dividends, recapitalizations, reorganizations or similar things.

   The Primus-TresCom Option Plan is intended as an incentive and to encourage stock ownership by the officers, key employees, consultants and directors of TresCom prior to the TresCom merger in order to increase their proprietary interest in our success and to encourage them to continue to provide services to us. No additional stock options will be granted under the Primus-TresCom Option Plan. All options issued under the Primus-TresCom Option Plan are vested entirely and exercisable in full.

   The Primus-TresCom Option Plan is administered by our board of directors or by a committee appointed by our board of directors and consisting of not less than two members of our board of directors who also are not employees of Primus or any of its subsidiaries. The Primus-TresCom Option Plan does not limit the length of time a director may serve as part of this committee. Subject to the terms of the Primus-TresCom Option Plan, the board of directors or this committee will have the exclusive authority to interpret, administer and make determinations under the Primus-TresCom Option Plan. All options granted under the Primus-TresCom Option Plan are in the form of ISOs. Payment for the shares of our common stock purchased under an option must be made in full upon exercise of the option, by certified or bank cashier's check or by any other means acceptable to us, including, without limitation, tender of shares of our common stock then owned by the optionee. Each grant of an option under the Primus-TresCom Option has been evidenced by an option agreement which sets forth the number of shares of our common stock subject to the option and includes other terms and conditions applicable to the option. These options are not assignable or transferable except by will or by the laws of descent and distribution, and, during the lifetime of the optionee, the option may be exercised only by the optionee.

   The tax consequences to Primus and the recipient of these options upon the grant and exercise of either a NQSO or ISO, and the sale of our common stock acquired upon exercise thereof, are identical to those described for NQSOs and ISOs under "--Employee Stock Option Plan" above.

   Director Stock Option Plan. We also established a Director Stock Option Plan on July 27, 1995, as amended. The purpose of the Director Stock Option Plan is to encourage ownership in Primus by outside directors (present or future incumbent directors who are not affiliated with or employees of Primus or any

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subsidiary and who have not been nominated to serve as directors pursuant to an agreement with Primus) whose services are considered essential to our continued progress. Options granted under the Director Stock Option Plan are NQSOs. The Director Stock Option Plan is administered by a committee of the board of directors consisting of those directors who are not eligible to receive grants thereunder. The total number of shares of our common stock for which options may be granted pursuant to the Director Stock Option Plan is 338,100. On the effective date of the Director Stock Option Plan or the first date thereafter that any director becomes eligible to receive an award under the Director Stock Option Plan, each eligible director will automatically receive an option to purchase 15,000 shares of our common stock, exercisable for 5,000 shares immediately, and 5,000 on each of the next two anniversary dates of the grant date. All options become immediately exercisable, however, upon the retirement of a director in accordance with any mandatory retirement policy of our board of directors, upon the death or permanent disability of a director, or if we merge with another company and we are not the surviving corporation, we enter into an agreement to sell or otherwise dispose of all or substantially all of our assets, or any person or group acquires more than 20% of our outstanding voting stock.

   The option price is the fair market value at the date on which an option is granted. Payment for the exercise of options may consist of cash or our common stock. Options issued under the Director Stock Option Plan are not transferable other than by will or the laws of descent and distribution. Options expire upon the earlier of five years from the date they were granted or three years following either the retirement or resignation of the director, the failure of the director to be re-elected, or the permanent disability or death of the director. No options may be granted under the Director Stock Option Plan after December 31, 2005.

   The grant of a NQSO has no immediate tax consequences to Primus. Upon the exercise of a NQSO by a director, we are entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to Primus if a NQSO lapses before exercise or is forfeited.

   The tax consequences to a director upon the grant and exercise of a NQSO, and the sale of our common stock acquired upon exercise thereof, are identical to those described for NQSOs under "--Employee Stock Option Plan" above, except that we have no withholding obligations upon the exercise of a NQSO by a director.

   Employee Stock Purchase Plan. During 1997, our board of directors adopted and the stockholders approved an Employee Stock Purchase Plan. The Employee Stock Purchase Plan provides employees with the right to purchase shares of our common stock through payroll deduction. A total of 2,000,000 shares of our common stock are available for purchase under the Employee Stock Purchase Plan, subject to adjustment in the number and price of shares of our common stock available for purchase in the event the outstanding shares of our common stock are increased or decreased through stock dividends, recapitalizations, reorganizations or similar changes. This ESP Plan is to be administered by our board of directors, which may delegate responsibility for such administration to a committee of our board of directors. Subject to the terms of this ESP Plan, our board of directors or the committee shall have authority to interpret the ESP Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations deemed necessary or advisable in administering the ESP Plan.

   An employee of a participating company is eligible to participate in the ESP Plan if the employee, as of the last day of the month immediately preceding the effective date of an election to purchase shares of our common stock pursuant to the ESP Plan (1) has been employed on a full-time basis for at least six consecutive months; or (2) has been employed on a part-time basis for at least 24 consecutive months.

   Presently, only our employees residing in the United States are eligible to participate in the ESP Plan. An employee is considered to be a part-time employee if the employee is scheduled to work at least 20 hours per week. Notwithstanding the foregoing, any employee who, after purchasing our common stock under the ESP Plan, would own five percent or more of the total combined voting power or value of all classes of our stock or

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any parent corporation or subsidiary corporation thereof is not eligible to participate. Ownership of stock is determined in accordance with the provisions of Section 424(d) of the Internal Revenue Code. Further, an employee is not eligible to participate if such participation would permit such employee's rights to purchase stock under all employee stock purchase plans of the participating companies which meet the requirements of section 423(b) of the Code to accrue at a rate which exceeds $25,000 in fair market value (as determined pursuant to section 423(b)(8) of the Code) for each calendar year in which such option is outstanding.

   Eligible employees may elect to participate in the Employee Stock Purchase Plan during an offering which starts on the first day of each month beginning on or after adoption of the Employee Stock Purchase Plan by our board of directors and ends on the last day of each month. Shares will be deemed to have been purchased on the last day of such month. The purchase price per share offered under the Employee Stock Purchase Plan will be 85 percent of the lesser of: (1) the fair market value per share on the first day of the month, or if such date is not a trading day, then on the next trading day thereafter; or (2) the fair market value per share on the last day of the month, or if such date is not a trading day, then on the next trading day thereafter.

   An eligible employee who wishes to participate in the Employee Stock Purchase Plan shall file an election form with our board of directors or the committee governing the ESP Plan at least 15 days before the first of the month for the first offering for which such election form is effective. On this form an employee may elect to have payroll deductions made from his compensation on each regular payday during the time he is a participant in the ESP Plan. All payroll deductions shall be credited to the participant's account under the ESP Plan. A participant who is on an approved leave of absence may authorize continuing payroll deductions.

   If the total number of shares of our common stock for which purchase rights are exercised on the last day of a month exceeds the maximum number of shares of our common stock available, our board of directors or the relevant committee shall make a pro rata allocation of shares available for delivery and distribution in as nearly a uniform manner as practicable, and as it shall determine to be fair and equitable, and the unapplied account balances shall be returned to participants as soon as practicable following the last day of the month.

   A participant may discontinue his participation in the ESP Plan at any time, but no other change can be made during an offering, including, but not limited to, changes in the amount of payroll deductions for such offering. A participant may change the amount of payroll deductions for subsequent offerings by giving written notice of such change to our board of directors or the relevant committee on or before the 15th day of the month immediately preceding the first of the month for which such change is effective.

   A participant may elect to withdraw the balance credited to the participant's account by providing a termination form to our board of directors or the committee at any time before the last day of the month applicable to any offering. A participant may withdraw all, but not less than all, of the amounts credited to the participant's account. All amounts credited to such participant's account shall be paid as soon as practicable following the committee's receipt of the participant's termination form, and no further payroll deductions will be made with respect to the participant. A participant who elects to withdraw from an offering shall be deemed to have elected not to participate in each of the four succeeding offerings following the date on which the participant gives a termination form to the committee.

   Upon termination of a participant's employment for any reason other than death, including termination due to disability or continuation of a leave of absence beyond 90 days, all amounts credited to such participant's account shall be returned to the participant. In the event of a participant's (1) termination of employment due to death or (2) death after termination of employment but before the participant's account has been returned, all amounts credited to such participant's account shall be returned to the participant's successor-in-interest. A participant who is on an approved leave of absence shall remain eligible to participate in the ESP Plan until the end of the first offering ending after commencement of such approved leave of absence. A participant who has been on an approved leave of absence for more than 90 days shall not be eligible to participate in any offering that begins on or after the commencement of such approved leave of absence so long as such leave of absence continues.


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   All funds held or received by us under the ESP Plan may be used for any corporate purpose until applied to the purchase of shares of our common stock or refunded to employees and shall not be segregated from our general assets. Shares of our common stock purchased under the ESP Plan will be issued from our treasury stock or from our authorized but unissued shares. The participating companies shall pay all fees and expenses incurred (excluding individual Federal, state, local or other taxes) in connection with the ESP Plan.

   An Employee's rights under the ESP Plan belong to the employee alone and may not be transferred or assigned to any other person during the employee's lifetime. After the shares of our common stock have been issued under the ESP Plan, such shares may be assigned or transferred the same as any other shares.

   The ESP Plan is not qualified under Section 401(a) of the Internal Revenue Code. We generally will not be entitled to a deduction with respect to stock purchased under the ESP Plan, unless the stock is disposed of less than one year after our common stock is purchased by the employee, or less than two years after each commencement of an offering.

   Generally, no tax consequences arise at the time the participant purchases shares of our common stock. If a participant does not dispose of shares of our common stock purchased under the ESP Plan for at least one year after the date of purchase and at least two years after the grant of the purchase right, he will be deemed to have received compensation taxable as ordinary income for the taxable year in which the disposition occurs in an amount equal to the lesser of (a) the 15% discount originally allowed, or (b) the excess over the purchase price of (i) the amount actually received for the shares if sold or exchanged or (ii) the fair market value of the shares on the date of any other termination of his ownership (such as by gift). The amount of such ordinary income then is added to the participant's basis in his shares for purposes of determining capital gain or loss.

   If a participant disposes of shares of our common stock purchased under the ESP Plan less than one year after the date of purchase, or more than one year after the date of purchase but within two years after the grant of the purchase right, he will be deemed to have received compensation taxable as ordinary income in the amount of the difference between the amount paid for the shares and the value of the shares at the time of purchase. If the shares are sold or exchanged, the amount of such ordinary income is added to the participant's basis in his shares for purposes of determining capital gain or loss. If a participant dies before disposing of the shares purchased under the ESP Plan, he will be deemed to have realized compensation income taxable as ordinary income in the taxable year closing with his death in an amount equal to the lesser of clauses (a) and (b)(ii) as set forth in the immediately preceding paragraph. He is deemed not to have realized any capital gain or loss because of death.

   Our board of directors or the relevant committee shall have the right to amend, modify or terminate the ESP Plan at any time without notice, provided that no employee's then existing rights are affected adversely without his or her consent, and provided further, that upon any amendment of the ESP Plan, stockholder approval will be obtained if required by law.

   Restricted Stock Plan. We established the 1998 Restricted Stock Plan on December 15, 1998 to facilitate the grant of "restricted stock" to selected individuals who contribute to our development and success and that of our subsidiaries. The total number of shares of our common stock which may be granted under the 1998 Restricted Stock Plan is 750,000. For any calendar year, the maximum number of shares of our common stock which may be granted to any individual is 200,000.

   The 1998 Restricted Stock Plan is administered by our board of directors, provided that our board of directors may delegate its authority under the 1998 Restricted Stock Plan to a member of our board of directors, a committee of our board of directors or an executive officer of Primus. Except as otherwise provided by our board of directors, only our board of directors or the relevant committee may make grants under the 1998 Restricted Stock Plan to an executive officer or establish the number of shares of our common stock that can be subject to grants for any of our fiscal periods.


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   Persons who may receive grants under the 1998 Restricted Stock Plan are limited to our and our subsidiaries' employees, consultants, agents, advisers, managers or any other individual whose participation in the 1998 Restricted Stock Plan is determined by our board of directors to be in our best interests. However, notwithstanding the foregoing, individuals who are required to file reports under Section 16(a) of the Exchange Act are not eligible to receive grants under the 1998 Restricted Stock Plan.

   Unless delegated to the relevant committee, our board of directors has the full and final authority to:

     (i) designate recipients of grants;

     (ii) determine the types of grants to be made;

     (iii) determine the number of shares of our common stock to be subject to a grant;

     (iv) establish the terms and conditions of each grant, including, but not limited to, the nature and duration of any restriction or condition;

     (v) prescribe the form of each award agreement pursuant to which grants are made;

     (vi) make grants alone, in addition to, in tandem with or in substitution or exchange for any other grant or any other award granted under another plan maintained by Primus or a subsidiary; and

     (vii) amend, modify or supplement the terms of any outstanding grant of shares of our common stock under the 1998 Restricted Stock Plan.

   The board or its delegate will establish a restricted period with respect to each grant of restricted stock under the 1998 Restricted Stock Plan. Except as otherwise determined by our board of directors, the minimum restricted period is one year. Each grant may be subject to a different restricted period, and may be subject to restrictions other than or in addition to the expiration of time, such as the satisfaction of individual or corporate objectives. Performance objectives other than the lapse of time must be established on or before the 90th day of the period of service to which the objectives relate and while the outcome is substantially uncertain. In addition, performance objectives may include positive results, maintaining the status quo or limiting economic losses.

   Our common stock subject to grants under the 1998 Restricted Stock Plan may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period. These restrictions lapse upon the expiration of the restricted period, whether by lapse of time or the fulfillment of applicable performance objectives. Unless our board of directors provides otherwise in any particular award agreement, recipients may vote the shares subject to that award agreement and will be entitled to receive dividends paid with respect to such shares. However, our board of directors may require that such dividends be reinvested in shares of our common stock, which shares may or may not be subject to the same restrictions as the shares subject to the award agreement.

   Unless otherwise provided by our board of directors, if a recipient terminates employment or engagement for any reason other than death or disability, any shares of our common stock held by such recipient that remain subject to restrictions under the 1998 Restricted Stock Plan will be forfeited. Unless otherwise provided by our board of directors, if a recipient terminates employment or engagement by reason of death or disability, all restrictions under the 1998 Restricted Stock Plan applicable to shares held by such recipient will lapse. For purposes of the 1998 Restricted Stock Plan, "disability" means "total and permanent disability," as described in Section 22(e)(3) of the Code.

   The numbers of and type of shares subject to the 1998 Restricted Stock Plan and to grants made thereunder will be adjusted to the extent necessary to prevent the enlargement or diminution of rights in the event of any merger, reorganization, consolidation, recapitalization, stock dividend, spin-off or other change in corporate structure affecting our common stock.


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

   All restrictions on shares of our common stock granted under the 1998 Restricted Stock Plan will lapse and the 1998 Restricted Stock Plan will terminate in the event of certain major corporate events. Those events include:
(i) dissolution or liquidation of the Company, (ii) merger, consolidation or reorganization of the Company in which the Company is not the surviving entity, or (iii) any transaction approved by our board of directors that results in any person(s) or entity(ies) owning 80% or more of the combined voting power of all classes of securities of Primus. Notwithstanding the foregoing, the lapse of restrictions and the termination of the 1998 Restricted Stock Plan described in this paragraph will not occur despite the consummation of such a major corporate transaction if: (x) provision is made for continuation of the 1998 Restricted Stock Plan following such transaction, or for the substitution for such shares of new restricted stock of a successor entity (with appropriate adjustments as to the number and kind of shares), or (y) a majority of our board of directors determines that such transaction should not trigger the lapse of the restrictions and the termination of the 1998 Restricted Stock Plan.

   Under the Internal Revenue Code, if property is transferred in connection with the performance of services, the excess, if any, of the fair market value of the property received over the price paid for such property is included in the income of the person performing such services as ordinary income. The income is included at the time such property either ceases to be subject to a substantial risk of forfeiture or is transferable free of such risk of forfeiture. The fair market value of such property generally is measured at the time when the substantial risk of forfeiture lapses, or when the property becomes transferable free of such risk of forfeiture, unless an election is made, as described below, to include the amount of any income at an earlier date.

   Shares of our common stock granted to a recipient under the 1998 Restricted Stock Plan will be treated as acquired in connection with the performance of services and will be considered to be subject to a substantial risk of forfeiture during the restricted period, as described above. A recipient who receives a grant of restricted stock will recognize ordinary compensation income, in each year in which the restricted period lapses, equal to the fair market value of the shares of our common stock as to which the restricted period lapses. The fair market value of such shares at the time of vesting generally will be equal to the then current market price of such shares. A recipient's basis for determining gain or loss on a subsequent disposition of such shares of our common stock will be the amount which he must include in income when the shares vest. Any gain or loss recognized on a disposition of such shares generally will be long-term capital gain or loss if the recipient holds the shares for more than one year from the date the restricted period lapses.

   The general rules described above do not apply if a recipient elects, pursuant to Section 83(b) of the Internal Revenue Code, to include in his income the fair market value of the shares of our common stock subject to an award at the time the shares are awarded, without taking into account the effect of the restrictions on the shares. If a recipient makes such a Section 83(b) election, he will not be required to recognize any income in any later year in which the shares vest. The recipient's basis for determining gain or loss on a disposition of the shares will be the amount included in income in the year of the initial award. Any gain or loss recognized by the recipient on a disposition of shares which were the subject of a Section 83(b) election will be capital gain or loss, and will be long-term capital gain or loss if the recipient holds the shares for more than one year from the date the shares are transferred to him. If, however, the recipient forfeits any shares upon a termination of employment, he will not be entitled to deduct any loss upon such forfeiture even though he may have been required to include an amount in income by virtue of a Section 83(b) election.

   In general, for federal income tax purposes, we will be entitled to a deduction in the same amount and at the same time as a recipient recognizes income. In certain circumstances, our deductions may be limited because of the application of the $1,000,000 compensation cap under Section 162(m) of the Internal Revenue Code.

Employment Agreements

   K. Paul Singh. We have entered into an employment agreement with Mr. Singh. The Singh Agreement is a five-year contract, with a term beginning on June 1, 1994 and continuing until May 30, 1999, and from year to year thereafter unless terminated. On May 30, 1999, this agreement renewed by its own terms for an

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additional year. Under the terms of the Singh Agreement, Mr. Singh is required to devote his full time efforts to Primus as Chairman of our board of directors, President and Chief Executive Officer. We are required to compensate Mr. Singh at an annual rate of $250,000 effective January 1, 1997 (which amount is reviewed annually by our board of directors and is subject to increase at their discretion). Mr. Singh, however, agreed to defer payment of his base salary from June 1, 1994 through May 31, 1995, which subsequently was paid to him on July 31, 1996. We also are obligated to:

     (i) allow Mr. Singh to participate in any bonus or incentive compensation plan approved for senior management;

     (ii) provide life insurance in an amount equal to three times Mr. Singh's base salary and disability insurance which provides monthly payments in an amount equal to one-twelfth of his then applicable base salary;

     (iii) provide medical insurance; and

     (iv) pay up to $2,500 annually for Mr. Singh's personal tax and financial planning services.

   We may terminate the Singh Agreement at any time in the event of Mr. Singh's disability or for cause, each as defined in the Singh Agreement. Mr. Singh may resign at any time without penalty (other than the non-competition obligations discussed below). If we terminate the Singh Agreement for disability or cause, we will have no further obligations to Mr. Singh. If, however, we terminate the Singh Agreement other than for disability or cause, we must pay Mr. Singh one-twelfth of his then applicable base salary as severance pay. If Mr. Singh resigns, he may not directly or indirectly compete with our business until six months after his resignation. If we terminate Mr. Singh's employment for any reason, Mr. Singh may not compete directly or indirectly with our business until six months after the final payment of any amounts owed to him under the Singh Agreement become due.

   Other Agreements. TresCom also entered into agreements with Mr. Dan O'Connor and Ms. Denise Boerger. The O'Connor/Boerger Agreements each provide for a one-time special bonus of $500,000 in the event of a change in control, which was triggered by the TresCom merger. The first installment of these bonuses was paid contemporaneously with the closing of the TresCom merger. The second and third installments are due on the first and second anniversary, respectively, of the change in control so long as Mr. O'Connor or Ms. Boerger, as the case may be, remains employed by Primus.

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                    TRANSACTIONS WITH AFFILIATES AND OTHERS

Private Equity Sale

   In July 1996, we completed the sale of 965,999 shares of our common stock for an aggregate purchase price of approximately $8.0 million to the Soros/Chatterjee Group consisting of:

     (i) Quantum Industrial Partners LDC, the principal operating subsidiary of Quantum Industrial Holdings Ltd., an investment fund advised by Soros Fund Management, a private investment firm owned by Mr. George Soros;

     (ii) Winston Partners II LDC, the principal operating subsidiary of Winston Partners II Offshore Ltd., an investment fund advised by Chatterjee Management Company, a private entity owned by Dr. Purnendu Chatterjee;

     (iii) Winston Partners II LLC, an investment fund advised by Chatterjee Management Company; and

     (iv) S-C Phoenix Holdings, L.L.C., an investment vehicle owned by affiliates of Mr. Soros and Dr. Chatterjee.

The Soros/Chatterjee Group also purchased, for an additional $8.0 million, warrants representing the right to receive, upon exercise, an indeterminate number of shares of our common stock with a fair market value of $10.0 million as of the date of exercise, plus up to 627,899 additional shares of our common stock. The warrants have been exercised in full. As of the date of this prospectus, Quantum Industrial Partners LDC no longer owns any shares of our common stock and, accordingly, is no longer entitled to the rights described below. During 1999, Mr. Soros sold all of his interest in S-C Phoenix Holdings, L.L.C. As a result, the Soros/Chatterjee Group is now referred to as the Chatterjee Group.

   The Chatterjee Group was granted registration rights pursuant to a registration rights agreement with us. Under the registration rights agreement, the Chatterjee Group is entitled to demand registration of its shares after July 31, 1998, a maximum of three times, the third demand being available only if the Chatterjee Group has not registered 80% of its shares of our common stock after the first demand registration. We are not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period, the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or the filing of a registration statement relating to the sale of shares for our own account. The Chatterjee Group also is entitled to unlimited piggyback registrations. All such registrations would be at our expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of the registrable securities. We and the Chatterjee Group have entered into customary indemnification and contribution provisions.

   Additionally, members of the Chatterjee Group are entitled to tag-along rights to participate with Mr. Singh and members of his family in sales of capital stock on the same terms and conditions as Mr. Singh and members of his family. The Chatterjee Group shares also are subject to drag-along rights in the event holders of a majority of our common stock decide to sell 80% or more of the outstanding capital stock of Primus. A securityholders agreement provides that members of the Chatterjee Group will not transfer shares of our common stock to a company, or any affiliate, that competes with us to a material extent in the provision of telecommunications services in the United States, Australia, the United Kingdom, France, Germany, Mexico, Canada, Italy or Hong Kong.

Hotkey Investment

   In March 1998, we invested in Hotkey, a Melbourne, Australia-based Internet service provider, acquiring a 60% interest in the Company. Mr. Singh was the holder of approximately 14% of the outstanding equity securities of Hotkey. We purchased our 60% ownership of Hotkey for approximately $1.3 million in cash. In February 1999, we purchased the remaining 40% of Hotkey from its stockholders for approximately $1.1 million comprised of $0.3 million in cash and 57,025 shares of our common stock. In connection with the February 1999 transaction, K. Paul Singh received 6,148 shares of our common stock and $34,252 in cash.

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Executive Officer Loan

   As of September 3, 1998, we loaned Ravi and Madhu Bhatia the principal amount of $164,000. As of March 31, 1999, the Bhatias paid down the principal amount of the loan to $112,681 and we extended the maturity of the loan until the earlier of the termination of Mr. Bhatia's employment or August 31, 1999. Interest was calculated daily at a rate of 10% per annum. The loan has been repaid in full.

TresCom Merger

   In June 1998, pursuant to an Agreement and Plan of Merger dated February 3, 1998, as amended, Taurus Acquisition Corporation, a Florida corporation and our wholly-owned subsidiary, merged with and into TresCom International, Inc., a Florida corporation. Under the terms of the merger agreement, TresCom shareholders received 0.6147 shares of our common stock in exchange for each share of TresCom's common stock outstanding at the effective time of the merger, other than shares beneficially owned by us or our affiliates. The exchange ratio was determined pursuant to the merger agreement by dividing $12.00 by $19.5223, which was the weighted average sales price of our common stock during the 20-trading day period ending on June 4, 1998. As a result of the consummation of the merger, TresCom became our wholly-owed subsidiary.

   As a result of the merger, Warburg, Pincus Investors, L.P., which beneficially owned approximately 52% of TresCom's common stock, received approximately 3,875,689 shares of our common stock valued at approximately $71,458,016. Warburg, Pincus currently beneficially owns approximately 13.5% of our common stock. Pursuant to a Stockholder Agreement dated February 3, 1998, by and among Mr. Singh, Warburg, Pincus, and us, Warburg, Pincus was granted certain demand and piggyback registration rights related to shares of our common stock, which if exercised, would permit Warburg, Pincus to transfer such shares free of Rule 144 volume limitations (the same as non-affiliates of TresCom), and the right, so long as Warburg, Pincus beneficially owns 10% or more of our common stock, to nominate an individual, reasonably acceptable to our non-employee directors, to serve as a director on our Board of Directors.

Satellite Earth Station

   In June 1998, our U.K. subsidiary entered into a $2.1 million agreement for the design, manufacture, installation and the provision of training with respect to a satellite earth station in London. David Hershberg, one of our directors, is the chairman, president and a stockholder of the company providing such services. During 1998, $1.2 million was paid by us for the above services.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information, as of August 31, 1999, with respect to the beneficial ownership of shares of our common stock by each person or group who is known to us to be the beneficial owner of more than five percent of our outstanding common stock, by each director or nominee for director, by each of the executive officers on the Summary Compensation Table, and by all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

                                                       Amount and
                                                       Nature of
                                                       Beneficial    Percent
Name and Address of Beneficial Owner                  Ownership(1) of Class(2)
------------------------------------                  ------------ -----------
K. Paul Singh(3).....................................  4,762,105      16.4%
 1700 Old Meadow Road
 McLean, VA 22102

Warburg, Pincus Investors, L.P.(4)...................  3,875,689      13.5%
 466 Lexington Avenue
 New York, New York 10017

Franklin Resources, Inc.(5)..........................  2,035,270       7.1%
 777 Mariners Island Boulevard
 San Mateo, CA 94404

John F. DePodesta(6).................................    383,061       1.3%

Herman Fialkov.......................................     30,000         *

David E. Hershberg(7)................................     51,667         *

Douglas M. Karp(8)...................................  3,875,689      13.5%

John G. Puente.......................................    100,715         *

Neil L. Hazard(9)....................................    325,340       1.1%

Yousef B. Javadi(10).................................    112,356         *

John Melick(11)......................................    127,340         *

Ravi Bhatia(12)......................................    113,930         *

All executive officers and directors as a group (11
 persons)(13)........................................  9,946,995      33.2%

--------
 *  Less than 1% of our outstanding common stock.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares beneficially owned. Shares of our common stock subject to options or warrants currently exercisable or which become exercisable on or prior to 60 days from August 31, 1999 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Based upon approximately 28,734,716 shares of our common stock outstanding as of August 31, 1999.
 (3) Includes 377,786 shares of our common stock owned by Mr. Singh's wife and children, 488,500 shares of our common stock held by a private foundation of which Mr. Singh is the president and a director, 396,828 shares of our common stock held of record by a series of revocable trusts of which Mr. Singh is the trustee and pursuant to which Mr. Singh has sole voting power and shared dispositive power, and 1,148 shares held in a 401(k) plan of which Mr. Singh is a beneficiary. Also includes 371,433 shares of our common stock issuable upon the exercise of options granted to Mr. Singh.
 (4) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company (E.M. Warburg), manages Warburg, Pincus. Warburg, Pincus & Co., a New York general partnership (WP), the sole general partner of Warburg, Pincus, has a 20% interest in the profits of Warburg, Pincus as the general partner. Lionel I.

    Pincus is the managing partner of WP and the managing member of E.M. Warburg and may be deemed to control both WP and E.M. Warburg.
 (5) Based on a Schedule 13G dated February 1, 1999, Franklin Resources, Inc. has reported that it may be deemed to be the beneficial owner of 2,035,270 shares of our common stock. According to the Schedule 13G, such shares are also beneficially owned by Franklin Advisers, Inc., an investment advisory subsidiary of Franklin, which has all investment and/or voting power over the shares pursuant to an advisory contract. In addition, Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of Franklin and are the principal shareholders of FRI and may, therefore, be deemed to be the beneficial owner of the shares of our common stock held by Franklin. Franklin, the Adviser, and Messrs. Charles and Rupert Johnson disclaim any economic interest or beneficial ownership in such shares.
 (6) Includes 161,430 shares of our common stock issuable upon the exercise of options granted to Mr. DePodesta.
 (7) Includes 50,715 shares of our common stock issuable upon the exercise of options granted to Mr. Hershberg and 952 shares of our common stock owned by a partnership of which Mr. Hershberg is a general partner.
 (8) All shares shown as being beneficially owned by Mr. Karp are owned directly by Warburg, Pincus and are included because of Mr. Karp's affiliation with Warburg, Pincus. Mr. Karp disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 of the Exchange Act. See Note 4 above.
 (9) Includes 317,623 shares of our common stock issuable upon the exercise of options granted to Mr. Hazard.
(10) Includes 106,666 shares of our common stock issuable upon the exercise of options granted to Mr. Javadi.
(11) Includes 123,287 shares of our common stock issuable upon the exercise of options granted to Mr. Melick.
(12) Includes 43,810 shares of our common stock issuable upon the exercise of options granted to Mr. Bhatia. Certain of Mr. Bhatia's options and shares are pledged to secure payment of certain loans.
(13) Includes 1,228,869 shares of our common stock issuable upon the exercise of options granted to directors and executive officers. Includes 3,875,689 shares deemed to be beneficially owned by Mr. Karp which are owned directly by Warburg, Pincus and are included because of Mr. Karp's affiliation with Warburg, Pincus. Mr. Karp disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 of the Securities Exchange Act. See Notes 4 and 12 above.

                          DESCRIPTION OF CAPITAL STOCK

General

   The current certificate of incorporation of Primus authorizes 80,000,000 shares of common stock, par value $.01 per share. As of August 31, 1999, the outstanding capital stock of Primus consisted of approximately 28,734,716 shares of common stock held by approximately 185 stockholders of record. The following summaries of certain provisions of the common stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of Primus, which are incorporated by reference as exhibits to the registration statement of which this prospectus form a part, and by applicable law. Primus is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL").

Common Stock

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Primus, and the holders of common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends when, as and if declared from time to time by the Board of Directors out of the assets of Primus available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of Primus' certificate of incorporation. Primus does not, however, anticipate paying any cash dividends in the foreseeable future.

   Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of Primus, whether voluntary or involuntary, after payment of the debts and other liabilities of Primus, and subject to the rights of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares offered hereby will be, fully paid and nonassessable.

Preferred Stock

   The Board of Directors is authorized, without further vote or action by the holders of common stock, to issue an aggregate of 2,455,000 shares of preferred stock, par value $.01 per share, in one or more series and to designate the voting powers (but no greater than one vote per share), preferences, designations, limitations and relative participating, optional, redemption, conversion, or other special rights, qualifications, limitations or restrictions of each series, and the number of shares in each series, to the full extent permitted by law. The Board of Directors may also designate dividend rights and preferences in liquidation.

   No shares of preferred stock are currently outstanding and Primus has no plans to issue a new series of preferred stock. It is not possible to state the effect of the authorization and issuance of any series of preferred stock upon the rights of the holders of common stock until the Board of Directors determines the specific terms, rights and preferences of such a series of preferred stock. However, such effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock or impairing the liquidation rights of such shares without further action by holders of common stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Primus' securities or the removal of incumbent management, which could thereby depress the market price of Primus' common stock.

Common Stock Warrants

   As of August 31, 1999, we had outstanding 374,595 warrants for the purchase of shares of common stock. Each warrant entitles the holder to purchase 1.74513 shares of our common stock at any time prior to August 1, 2004. The exercise price is $9.075 per share. As of August 31, 1999, 18,059 warrants were exercised.

   The exercise price of the warrants is subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend, a merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. A holder of any of the warrants described above will not be entitled to any rights as a stockholder of Primus, including, without limitation, the right to vote with respect to the shares of our common stock, until such holder has exercised the warrants.

Registration Rights

   Warburg, Pincus Investors, LLP. Under a stockholder agreement dated February 3, 1998, Warburg, Pincus Investors, LLP is entitled to one demand registration of its shares of common stock after our registration obligations to the Soros/Chatterjee Group have terminated, or have been amended or waived. We are not required to effect any demand registration within 180 days after the effective date of a registration statement filed by us if Warburg, Pincus was given the opportunity to piggyback up to one million shares of its Primus common stock in that registration statement. Warburg, Pincus is also entitled to unlimited piggyback registrations. Such rights with respect to this offering have been waived. For any demand or piggyback registrations, we will pay all registration expenses and Warburg, Pincus will pay all selling expenses. We and Warburg, Pincus have entered into customary indemnification and contribution provisions.

   Chatterjee Group. Pursuant to a registration rights agreement dated July 31, 1996, the Chatterjee Group is entitled to demand registration of its shares of common stock after July 31, 1998, up to three times, the third demand being available only if the first two did not result in the Chatterjee Group having registered 80% of its shares of common stock. We are not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or our filing registration statement relating to the sale of shares for our own account. The Chatterjee group is also entitled to unlimited piggyback registrations. Such rights with respect to this offering have been waived. All such registrations would be at our expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of registrable securities. We and the Chatterjee Group have entered into customary indemnification and contribution provisions. The Chatterjee Group now consists of S-C Phoenix Holdings, L.L.C., Winston Partners II, LDC, and Winston Partners II, LLC.

   Teleglobe. Under a shareholders' agreement between Primus, Mr. Singh and Teleglobe. Teleglobe has the same consent, preemptive and registration rights as may be granted in the future to other shareholders of an equal or lesser percentage ownership in Primus. No such rights have been granted to other shareholders other than in one instance in which Teleglobe waived its rights. The shareholders' agreement also provides Teleglobe participation and tag-along rights whereby Teleglobe is entitled to sell its shares of common stock when certain other shareholders sell or when we issue equity securities that would result in a change of control of us. The agreement also obligates Teleglobe to sell its shares if certain other shareholders sell and specified conditions are met, and grants us a right of first refusal upon a sale of the Teleglobe-owned common stock to any of our competitors.

Stockholders' Rights Plan

   We have adopted a stockholders' rights plan in which we granted preferred stock purchase rights as a dividend to our stockholders of record at the close of business on December 31, 1998. In implementing this plan, our Board has declared a distribution of one right for each outstanding share of our common stock. Each right entitles the holder to purchase from us 1/1000 of a share of Series B Junior participating Preferred Stock at a purchase price of $90 per 1/1000 of a share of Series B Preferred Stock, subject to adjustment. Each 1/1000 of a share of Series B Preferred Stock is intended to be approximately the economic equivalent of one share of common stock. The rights will expire on December 23, 2008, unless we redeem them.

   The rights are not exercisable and not traded separately from the common stock. The rights will become exercisable if a person or group in the future becomes the beneficial owner of 20% or more of our then outstanding common stock or announces an offer to acquire 20% or more of our then outstanding common stock.

   If:

   (i) we are the surviving corporation in a merger with an acquiring person and shares of our common stock remain outstanding;
  (ii) a person becomes the beneficial owner of 20% or more of our then outstanding common stock,
  (iii) an acquiring person engages in one or more "self- dealing" transactions as set forth in the rights plan; or
  (iv) when there is an acquiring person, the acquiring person's ownership interest is increased by more than 1% (for example by means of a reverse stock split or recapitalization);

then each holder of a right (other than those held by an acquiring person) will thereafter have the right to receive, upon exercise, Series B Preferred Stock (or, in certain circumstances, common stock, cash, property or other Primus securities) having a current market value equal to two times the exercise price of the right.

   If:

  (i) we are acquired in a merger or other business combination transaction and we are not the surviving corporation (other than a merger described in the preceding paragraph);
  (ii) any person consolidates or merges with us and all or part of our common stock is converted or exchanged for securities, cash or property of any other person; or
  (iii) 50% or more of our assets or earning power is sold or transferred;

then each holder of a right (other than those held by an acquiring person) shall therefore have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

   Our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment in certain events), payable, at the election of the board of directors, in cash or shares of common stock. When the board of directors orders the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Indemnification of Directors and Officers

   Section 145 of the DGCL provides the power to indemnify any director or officer acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally the only limitations on our ability to indemnify our director or officer is that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful.

   Article X of our Amended and Restated By-Laws provides that we, to the full extent permitted by Section 145 of the DGCL, shall indemnify all of our past and present directors and may indemnify all of our past or present employees or other agents. To the extent that a director, officer, employee or agent of our's has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by us against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by us in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

   Our bylaws authorize us to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance. We have obtained a policy insuring us and our directors and officers against certain liabilities, including liabilities under the 1933 Act.

Limitation of Liability

   Our certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  . for any breach of that person's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

  . for the unlawful payment of dividends on or redemption of our capital stock; and

  . for any transaction from which that person derived an improper personal benefit.

   We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under our certificate of incorporation or our bylaws.

Section 203 of the Delaware General Corporation Law

   Primus is a Delaware corporation subject to Section 203 of the DGCL. This section provides in general that an "interested stockholder", which is a stockholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to this section, may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

  . prior to such date the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder; or

  . the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. This section of the DGCL could prohibit or delay mergers or other takeover or change of control attempts with respect to Primus and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Other Anti-takeover Provisions

   The ability of the Board of Directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, may have the effect of discouraging, delaying or preventing a change of control. Newly created preferred stock may be used, among other things, to establish voting impediments to a change of control or to dilute the stock ownership of holders of common stock who are seeking to obtain control.

   Our certificate of incorporation provides that the board of directors will be divided into three classes with each class serving a staggered three year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Primus and may maintain the incumbency of the board of directors, as the classification of the board of directors prohibits replacing a majority of the directors for two years.

   Upon a change of control, the board of directors may accelerate the vesting of all unvested options issued pursuant to our stock option plans. The acceleration of vesting of such options upon a change of control may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Primus by making any such transaction more costly.

   Upon a change of control, pursuant to the indentures governing each of our senior notes, Primus is required to repurchase such senior notes at 101% of principal plus accrued interest. This provision may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of Primus.

   These anti-takeover measures are among the special risks identified under the heading "Risk Factors" elsewhere in this prospectus.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is StockTrans, Inc.

                          DESCRIPTION OF INDEBTEDNESS

1997 Senior Notes

   General. Our senior notes issued on August 4, 1997, are senior obligations, limited to $225 million in principal amount, which mature on August 1, 2004. The 1997 senior notes, which were issued pursuant to an indenture dated August 4, 1997, accrue interest at a rate of 11 3/4% per annum. Interest is payable each February 1 and August 1, commencing on February 1, 1998.

   Ranking. The 1997 senior notes will rank senior in right of payment to any of our future subordinated indebtedness (as defined in the 1997 indenture governing the 1997 senior notes), and pari passu in right of payment with all of our senior indebtedness. Because we operate via a holding company that conducts our business through our subsidiaries, all existing and future indebtedness and other liabilities and commitments of our subsidiaries, including trade payables, will be structurally senior to the 1997 senior notes.

   Security. The indenture required us to purchase and pledge to First Union National Bank, as security for the benefit of the holders of the 1997 senior notes, securities consisting of U.S. government securities in an amount sufficient to provide for the payment in full of the first six scheduled interest payments due on the 1997 senior notes. We used approximately $71.8 million of the net proceeds of the 1997 senior notes to acquire these pledged securities. Assuming the first six scheduled interest payments on the 1997 senior notes are made in a timely manner, all remaining pledged securities will be released.

   Optional Redemption. The 1997 senior notes are not redeemable prior to August 1, 2001. Thereafter, the 1997 senior notes will be redeemable, in whole or in part, at our option, at the redemption prices set forth in the indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during the 12-month period commencing on August 1 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the 1997 senior notes, set forth below:

                                                                      Redemption
   Year                                                                 Price
   ----                                                               ----------
   2001..............................................................  105.875%
   2002..............................................................  102.938%
   2003 (and thereafter).............................................  100.000%

   In addition, prior to August 1, 2000, we may redeem up to 35% of the originally issued principal amount of the 1997 senior notes at 111.750% of the principal amount thereof, plus accrued and unpaid interest through the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined in the 1997 indenture); provided, however, that at least 65% of the originally issued principal amount of the 1997 senior notes remains outstanding after the occurrence of such redemption.

   Change of Control. Upon the occurrence of a Change of Control (as defined in the 1997 indenture), each holder of 1997 senior notes will have the right to require us to repurchase all or any part of such holder's 1997 senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

   Covenants. The 1997 indenture contains certain covenants that, among other things, limit our ability and that of our Restricted Subsidiaries (as defined in the 1997 indenture) to:

  .  incur additional indebtedness and issue preferred stock;

  .  pay dividends or make other distributions;

  . repurchase Capital Stock (as defined in the 1997 indenture) or subordinated indebtedness or make certain other Restricted Payments (as defined in the 1997 indenture);

  .  create certain liens;

  .  enter into certain transactions with affiliates;

  .  sell assets;

  .  issue or sell Capital Stock of our Restricted Subsidiaries; or

  .  enter into certain mergers and consolidations.

   Pursuant to a consent solicitation, we amended the 1997 indenture to generally conform portions of covenants relating to debt incurrence, restricted payments, permitted investments and permitted liens to the corresponding provisions in the 1998 indenture and to the corresponding provisions contained in the January 1999 indenture.

   Events of Default. The 1997 indenture contains customary events of default, including:

     (i) defaults in the payment of principal, premium or interest;

     (ii) defaults in the compliance with covenants contained in the 1997 indenture;

     (iii) cross defaults on more than $5 million of other indebtedness;

     (iv) failure to pay more than $5 million of judgments that have not been stayed by appeal or otherwise; and

     (v) the bankruptcy of Primus or certain of its subsidiaries.

1998 Senior Notes

   General. Our 1998 senior notes are senior obligations, limited to $150 million in principal amount, which mature on May 15, 2008. The 1998 senior notes, which were issued pursuant to an indenture dated May 19, 1998, accrue interest at a rate of 9 7/8% per annum. Interest is payable each May 15 and November 15, commencing on November 15, 1998.

   Ranking. The 1998 senior notes rank senior in right of payment to any future subordinated Indebtedness (as defined in the 1998 indenture governing the 1998 senior notes), and pari passu in right of payment with all senior indebtedness. Because we are a holding company that conducts business through subsidiaries, all existing and future indebtedness and other liabilities and commitments of our subsidiaries, including trade payables, will be structurally senior to the 1998 senior notes.

   Optional Redemption. The 1998 senior notes are not redeemable prior to May 15, 2003. Thereafter, the 1998 senior notes will be redeemable, in whole or in part, at our option, at the redemption prices set forth in the indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during the 12-month period commencing on May 15 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the 1998 senior notes, set forth below:

                                                                      Redemption
     Year                                                               Price
     ----                                                             ----------
     2003............................................................  104.938%
     2004............................................................  103.208%
     2005............................................................  101.604%
     2006 (and thereafter)...........................................  100.000%

   In addition, prior to May 15, 2001, we may redeem up to 25% of the originally issued principal amount of the 1998 senior notes at 109.875% of the principal amount thereof, plus accrued and unpaid interest through the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined in the 1998 indenture); provided, however, that at least 75% of the originally issued principal amount of the 1998 senior notes remains outstanding after the occurrence of such redemption.

   Change of Control. Upon the occurrence of a Change of Control (as defined in the 1998 indenture), each holder of 1998 senior notes will have the right to require us to repurchase all or any part of such holder's 1998 senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

   Covenants. The 1998 indenture contains certain covenants that, among other things, limit the ability of Primus and its Restricted Subsidiaries (as defined in the 1998 indenture) to:

  .  incur additional indebtedness and issue preferred stock;

  .  pay dividends or make other distributions;

  . repurchase Capital Stock (as defined in the 1998 indenture) or subordinated indebtedness or make certain other Restricted Payments (as defined in the 1998 indenture);

  .  create certain liens;

  .  enter into certain transactions with affiliates;

  .  sell assets;

  .  issue or sell Capital Stock of our Restricted Subsidiaries; or

  .  enter into certain mergers and consolidations.

   These covenants are substantially the same as those contained in the indenture.

   Events of Default. The 1998 indenture contains customary events of default, including:

     (i) defaults in the payment of principal, premium or interest;

     (ii) defaults in the compliance with covenants contained in the 1998 indenture;

     (iii) cross defaults on more than $10 million of other indebtedness;

     (iv) failure to pay more than $10 million of judgments that have not been stayed by appeal or otherwise; and

     (v) the bankruptcy of Primus or certain of its subsidiaries.

January 1999 Senior Notes

   General. Our January 1999 senior notes are senior obligations, currently providing for $200 million in principal amount, which mature on January 15, 2009. The January 1999 senior notes, which were issued pursuant to the January 29, 1999 indenture, accrue interest at a rate of 11 1/4% per annum. Interest is payable each January 15 and July 15, commencing on July 15, 1999. The indenture provides for the issuance of up to an additional $75 million in principal amount of notes under the same indenture, subject to the debt incurrence provisions thereunder, and we have issued $45.5 million aggregate principal amount of such additional notes to finance, in part, the Telegroup acquisition.

   Ranking. The January 1999 notes rank senior in right of payment to any of our existing and future obligations that are expressly subordinated in right of payment to the notes and will rank pari passu in right of payment with all of our other existing and future senior unsecured obligations, including trade payables. Because we are a holding company that conducts business through subsidiaries, all existing and future indebtedness and other liabilities and commitments of our subsidiaries, including trade payables, will be structurally senior to the January 1999 senior notes.

   Optional Redemption. The January 1999 senior notes are not redeemable prior to January 15, 2004. Thereafter, the January 1999 senior notes will be redeemable, in whole or in part, at the redemption prices set forth in the indenture, plus accrued and unpaid interest to the applicable redemption date. Specifically, if redeemed during the 12-month period commencing on January 15 of the years set forth below, the redemption price will be that amount, expressed as a percentage of the principal amount of the January 1999 senior notes, set forth below:

                                                                      Redemption
        Year                                                            Price
        ----                                                          ----------
        2004.........................................................  105.625%
        2005.........................................................  103.750%
        2006.........................................................  101.875%
        2007.........................................................  100.000%

   In addition, prior to January 15, 2002, we may redeem up to 35% of the originally issued principal amount of the January 1999 senior notes at 111.25% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, through the redemption date, with the net cash proceeds of one or more Public Equity Offerings (as defined in the January 1999 indenture); provided, that at least 65% of the originally issued principal amount of the January 1999 senior notes remains outstanding after such redemption.

   Change of Control. Upon the occurrence of a Change of Control (as defined in the January 1999 indenture), each holder of January 1999 senior notes will have the right to require us to repurchase all or any part of such holder's January 1999 senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase.

   Covenants. The January 1999 indenture contains certain covenants that, among other things, limit the ability of Primus and its Restricted Subsidiaries (as defined in the January 1999 indenture) to:

  .  incur additional indebtedness and issue preferred stock;

  .  pay dividends or make other distributions;

  . repurchase Capital Stock (as defined in the January 1999 indenture) or subordinated indebtedness or make certain other Restricted Payments (as defined in the January 1999 indenture);

  .  create certain liens;

  .  enter into certain transactions with affiliates;

  .  sell assets;

  .  issue or sell Capital Stock of our Restricted Subsidiaries; or

  .  enter into certain mergers and consolidations.

   These covenants are substantially the same as those contained in the indenture.

   Events of Default. The January 1999 indenture contains customary events of default, including:

     (i) defaults in the payment of principal, premium or interest;

     (ii) defaults in the compliance with covenants contained in the January 1999 indenture;

     (iii) cross defaults on more than $10 million of other indebtedness;

     (iv) failure to pay more than $10 million of judgments that have not been stayed by appeal or otherwise; and

     (v) the bankruptcy of Primus or certain of its subsidiaries.

   Registration Rights of January 1999 Additional Notes. The January 1999 indenture provides for the issuance of up to an additional $75 million in principal amount of notes under such indenture (subject to the debt incurrence provisions thereunder) and we have issued $45.5 million aggregate principal amount of such additional notes to finance, in part, the Telegroup acquisition. We will register the resale of the notes on Form S-3, or another form we select, to enable Telegroup to distribute the notes to its creditors pursuant to its plan of liquidation as confirmed by the Bankruptcy Court. We will use our best efforts to register the resale of the notes with the Securities and Exchange Commission under the Securities Act no later than 120 days after the date such notes are issued. We are obligated to cause the registration statement to be declared effective by the Commission no later than 180 days after the date such notes are issued. We are not required to cause the registration statement to be declared effective by the Commission until a minimum of five (5) business days after the Bankruptcy Court confirms Telegroup's plan of liquidation. We will use our reasonable efforts to keep the registration statement continuously effective under the Securities Act until
(i) the time Telegroup has disposed of all of the notes or (ii) 90 days after the effective date of the registration statement, whichever is sooner.

Proposed September 1999 Senior Notes

   We recently announced our intention to sell $200 million in aggregate principal amount of senior notes due 2009 having substantially the same terms and conditions as our January 1999 senior notes. These new senior notes will be sold only to institutional buyers in a private offering exempt from the registration requirements of the Securities Act. Such notes will not have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This prospectus is not an offer to sell or the solicitation of an offer to buy such proposed senior notes.

                       U.S. TAX CONSIDERATIONS APPLICABLE
                    TO NON-U.S. HOLDERS OF THE COMMON STOCK

   The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock applicable to Non-U.S. Holders who acquire and own shares of common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States under the laws of the United States or of any state, (iii) an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or a trust that has elected to be a U.S. trust).

   The discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by certain determinations made at the partner level) and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or "conversion transaction"). The following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

   THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

Non-U.S. Holders

   For purposes of the following discussion, dividends and gain on the sale, exchange or other disposition of common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

 Dividends

   In general, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable tax treaty. Dividends that are U.S. trade or business income are generally subject to U.S. federal income tax on a net basis at regular income tax rates, and are not generally subject to the 30% withholding tax if the Non-U.S. Holder provides a Form W-8ECI or successor form to the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under a tax treaty. Under current tax rules, dividends paid to an address in a foreign country generally are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty to reduce the rate. Under U.S. Treasury Regulations generally effective January 1, 2001, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate will be required to satisfy certain certification and other requirements, which will include the requirement that the Non-U.S. Holder file a Form W-8BEN containing the holder's name and address and may require the Non-U.S.

Holder to provide certain documentary evidence issued by foreign governmental authorities as proof of residence in the foreign country.

   A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the IRS.

 Sale, Exchange, Redemption or Other Disposition

   Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or other disposition of common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are present,
(iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the United States) or (iv) we are or have been a "United States real property holding corporation" (a "USRPHC") for federal income tax purposes and such Non-U.S. Holder has held, directly or constructively, more than 5% of the outstanding common stock within the five-year period ending on the date of the sale or exchange. No assurance can be given that we are not, or will not be, a United States real property holding corporation when a Non-U.S. Holder sells its shares of common stock.

 Federal Estate Tax

   Common stock owned or treated as owned by an individual Non-U.S. Holder who is not a citizen or resident of the United States for U.S. federal estate tax purposes will be included in such individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty otherwise provides.

 Information Reporting and Backup Withholding

   We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding of U.S. tax. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

   Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (absent actual knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless a Form W-8BEN is provided and certain other requirements are met.

   The payment of proceeds from the disposition of common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, and the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is a foreign person with one or more enumerated relationships with the United States.

   In the case of the payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S.

Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through the foreign office of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

   Any amounts withheld under the backup withholding rules from a payment of a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability provided the requisite procedures are followed.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriters of the offering named below, for whom Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of each underwriter.

                                                                          Number
                                                                            of
Name                                                                      shares
----                                                                      ------
Underwriters:
  Lehman Brothers Inc....................................................
  Morgan Stanley & Co. Incorporated......................................
                                                                          -----
    Total................................................................
                                                                          =====

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in the offerings are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $        per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $        per share on
sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority that exceed 5% of the total number of shares we are offering.

   We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to          additional shares of
our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

   We, each of our executive officers and directors and certain of our shareholders have agreed not to do any of the following, whether any transaction described in clause (1), (2) or (3) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Lehman Brothers, on behalf of the underwriters, for a period of 90 days after the date of this prospectus:

(1) offer, sell, pledge, or otherwise dispose of, or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of, any shares of common stock or securities convertible into or exchangeable for common stock or substantially similar securities, other than the common stock sold under this prospectus and, in the case of Primus, shares of common stock it may issue in connection with mergers, acquisitions and similar transactions or under employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus or under currently outstanding options, warrants or rights;

(2) sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock or substantially similar securities, other than, in the case of Primus, the grant of options under benefit plans existing on the date of this prospectus; and

(3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks or ownership of shares of common stock.

   Our shares of common stock are listed on the NASDAQ National Market System under the symbol "PRTL".

   Any offer of the shares of common stock in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers shall be made only by a registered dealer) in the relevant Canadian jurisdiction where any such offer is made.

   In connection with the offering, Lehman Brothers Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offerings, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while the offerings are in progress.

   Any of these activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

   In connection with the offering, certain underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of our common stock in the offering.

   Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges in accordances with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus.

   We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

   In January 1999, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated acted as initial purchasers in connection with the private placement with institutional buyers of $200.0 million principal amount of our 11 1/4% senior notes due 2009. Further, certain of the representatives and their affiliates have from time to time provided, may currently be providing and may in the future provide, investment banking, financial advisory and other services to us for which such representatives receive customary fees and commissions.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   All documents filed with the Commission by us pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to termination of the offering made hereby are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby and certain United States federal income tax matters are being passed upon for us by Pepper Hamilton LLP. Certain legal matters relating to the offering of the common stock are being passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York. Mr. John DePodesta, "of counsel" to Pepper Hamilton LLP, is a director and an Executive Vice President of Primus, and the beneficial owner of 383,061 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements of Primus as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements and schedule of TresCom International, Inc. and its subsidiaries at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The combined financial statements of Telegroup, Inc. and certain subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The report of KPMG LLP covering the December 31, 1998 combined financial statements, contains an explanatory paragraph that states that the Company has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports and other information with the Securities and Exchange Commission, which reports include our financial information set forth in full. Such reports and other information filed by us can be inspected and copied at public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. For further information concerning the Commission's public reference rooms, the Commission can be reached at 1-800-SEC-0330. The Commission also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The site may be accessed at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Primus Telecommunications Group, Incorporated:
Independent Auditors' Report..............................................  F-2
Consolidated Financial Statements:
  Consolidated Statement of Operations for the years ended December 31,
   1998, 1997 and 1996....................................................  F-3
  Consolidated Balance Sheet as of December 31, 1998 and 1997.............  F-4
  Consolidated Statement of Stockholders' Equity for the years ended
   December 31, 1998,
   1997 and 1996..........................................................  F-5
  Consolidated Statement of Cash Flows for the years ended December 31,
   1998, 1997
   and 1996...............................................................  F-6
  Consolidated Statement of Comprehensive Loss for the years ended
   December 31, 1998,
   1997 and 1996..........................................................  F-7
  Notes to Consolidated Financial Statements..............................  F-8
  Consolidated Statement of Operations for the six months ended June 30,
   1999 and 1998 (unaudited).............................................. F-20
  Consolidated Balance Sheet as of June 30, 1999 (unaudited).............. F-21
  Consolidated Statement of Cash Flows for the six months ended June 30,
   1999
   and 1998 (unaudited)................................................... F-22
  Consolidated Statement of Comprehensive Loss for the six months ended
   June 30, 1999
   and 1998 (unaudited)................................................... F-23

Telegroup, Inc. and Certain Subsidiaries:
Independent Auditors' Report.............................................. F-24
Combined Financial Statements:
  Combined Balance Sheets as of December 31, 1997 and 1998................ F-25
  Combined Statements of Operations for the years ended December 31, 1996,
   1997
   and 1998............................................................... F-26
  Combined Statements of Comprehensive Losses for the years ended December
   31, 1996, 1997 and 1998................................................ F-27
  Combined Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1996,
   1997 and 1998.......................................................... F-28
  Combined Statements of Cash Flows for the years ended December 31, 1996,
   1997
   and 1998............................................................... F-29
  Notes to Combined Financial Statements.................................. F-30
  Combined Balance Sheets as of December 31, 1998 and March 31, 1999
   (unaudited)............................................................ F-52
  Combined Statement of Operations for the three months ended March 31,
   1998 and 1999 (unaudited).............................................. F-53
  Combined Statements of Comprehensive Losses for the three months ended
   March 31, 1998 and 1999 (unaudited).................................... F-54
  Combined Statements of Cash Flows for the three months ended March 31,
   1998 and 1999 (unaudited).............................................. F-55

TresCom International, Inc.:
  Report of Independent Auditors.......................................... F-56
  Consolidated Balance Sheets as of December 31, 1997 and 1996............ F-57
  Consolidated Statements of Operations for the twelve months ended
   December 31, 1997, 1996
   and 1995............................................................... F-58
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1997,
   1996 and 1995.......................................................... F-59
  Consolidated Statements of Cash Flows for the twelve months ended
   December 31, 1997, 1996
   and 1995............................................................... F-60
  Notes to Consolidated Financial Statements.............................. F-61

TresCom Financial Statement Schedule:
Report of Independent Auditors............................................  S-1
Schedule II--Valuation and Qualifying Accounts............................  S-2

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Primus Telecommunications Group, Incorporated

   We have audited the accompanying consolidated balance sheets of Primus Telecommunications Group, Incorporated and subsidiaries (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, comprehensive loss and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primus Telecommunications Group, Incorporated and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Washington, D.C.

February 10, 1999, except
for paragraph one of Note 16
as to which the date is
March 31, 1999

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                           For the Year Ended December 31,
                                           ----------------------------------
                                              1998        1997        1996
                                           ----------  ----------  ----------
Net revenue............................... $  421,628  $  280,197  $  172,972
Cost of revenue...........................    353,016     252,731     158,845
                                           ----------  ----------  ----------
Gross margin..............................     68,612      27,466      14,127
                                           ----------  ----------  ----------
Operating expenses
  Selling, general and administrative.....     79,532      50,622      20,114
  Depreciation and amortization...........     24,185       6,733       2,164
                                           ----------  ----------  ----------
    Total operating expenses..............    103,717      57,355      22,278
                                           ----------  ----------  ----------
Loss from operations......................    (35,105)    (29,889)     (8,151)
Interest expense..........................    (40,047)    (12,914)       (857)
Interest income...........................     11,504       6,238         785
Other income (expense)....................        --          407        (345)
                                           ----------  ----------  ----------
Loss before income taxes..................    (63,648)    (36,158)     (8,568)
Income taxes..............................        --          (81)       (196)
                                           ----------  ----------  ----------
Net loss.................................. $  (63,648) $  (36,239) $   (8,764)
                                           ==========  ==========  ==========
Basic and diluted net loss per common
 share.................................... $    (2.61) $    (1.99) $    (0.75)
                                           ==========  ==========  ==========
Weighted average number of common shares
 outstanding..............................     24,432      18,250      11,660
                                           ==========  ==========  ==========


                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                           CONSOLIDATED BALANCE SHEET
                      (in thousands, except share amounts)

                                                      December 31, December 31,
                                                          1998         1997
                                                      ------------ ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................  $ 136,196     $115,232
  Restricted investments.............................     25,729       22,774
  Accounts receivable (net of allowance for doubtful
   accounts of
   $14,976 and $5,044)...............................     92,531       58,172
  Prepaid expenses and other current assets..........     13,505        5,152
                                                       ---------     --------
    Total current assets.............................    267,961      201,330
Restricted investments...............................     24,894       50,776
Property and equipment, net..........................    158,873       59,241
Intangibles--Net.....................................    205,039       33,164
Other assets.........................................     17,196       10,882
                                                       ---------     --------
    Total assets.....................................  $ 673,963     $355,393
                                                       =========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable...................................  $  82,520     $ 56,358
  Accrued expenses and other current liabilities.....     42,597       12,468
  Accrued interest...................................     12,867       11,016
  Deferred income taxes..............................        361        1,814
  Current portion of long-term obligations...........     22,423        1,059
                                                       ---------     --------
    Total current liabilities........................    160,768       82,715
Long term obligations................................    397,751      230,152
Other liabilities....................................        527          --
                                                       ---------     --------
    Total liabilities................................    559,046      312,867
                                                       ---------     --------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value--authorized
   2,455,000 shares;
   none issued and outstanding.......................        --           --
  Common stock, $.01 par value--authorized,
   80,000,000 and
   40,000,000 shares; issued and outstanding,
   28,059,063 and
   19,662,233 shares.................................        281          197
  Additional paid-in capital.........................    234,549       92,181
  Accumulated deficit................................   (111,653)     (48,005)
  Accumulated other comprehensive loss...............     (8,260)      (1,847)
                                                       ---------     --------
    Total stockholders' equity.......................    114,917       42,526
                                                       ---------     --------
    Total liabilities and stockholders' equity.......  $ 673,963     $355,393
                                                       =========     ========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                                                                    Accumulated
                         Preferred Stock      Common Stock  Additional                 Other
                         ------------------   -------------  Paid-In   Accumulated Comprehensive Stockholders'
                         Shares    Amount     Shares Amount  Capital     Deficit       Loss         Equity
                         -------   --------   ------ ------ ---------- ----------- ------------- -------------
Balance, December 31,
 1995...................      --   $    --     7,064  $ 71   $  5,496   $  (3,002)    $    (3)     $  2,562
 Common shares sold
  through private
  placement, net of
  transaction costs.....      --        --     3,148    31     21,837         --          --         21,868
 Common shares issued
  for services
  performed.............      --        --       279     3        987         --          --            990
 Preferred shares issued
  for acquisition.......      455         5      --    --       5,455         --          --          5,460
 Common shares sold, net
  of transaction costs..      --        --     5,750    58     54,341         --          --         54,399
 Conversion of preferred
  shares to common
  shares................     (455)       (5)   1,538    15        (10)        --          --            --
 Foreign currency
  translation
  adjustment............      --        --       --    --         --          --          (75)          (75)
 Net loss...............      --        --       --    --         --       (8,764)        --         (8,764)
                          -------  --------   ------  ----   --------   ---------     -------      --------
Balance, December 31,
 1996...................      --        --    17,779   178     88,106     (11,766)        (78)       76,440
 Common shares issued
  upon exercise of
  warrants..............      --        --     1,843    19      1,453         --          --          1,472
 Common shares issued
  for employer 401(k)
  match.................      --        --         5   --          45         --          --             45
 Common shares issued
  upon exercise of
  employee stock
  options...............      --        --        35   --          42         --          --             42
 Senior note offering--
  warrants..............      --        --       --    --       2,535         --          --          2,535
 Foreign currency
  translation
  adjustment............      --        --       --    --         --          --       (1,769)       (1,769)
 Net loss...............      --        --       --    --         --      (36,239)        --        (36,239)
                          -------  --------   ------  ----   --------   ---------     -------      --------
Balance, December 31,
 1997...................      --        --    19,662   197     92,181     (48,005)     (1,847)       42,526
 Common shares issued
  for business
  acquisitions..........      --        --     7,864    79    137,547         --          --        137,626
 Common shares issued
  for employer 401(k)
  match.................      --        --         9   --         119         --          --            119
 Common shares issued
  upon exercise of
  employee stock
  options...............      --        --       489     5      4,334         --          --          4,339
 Common shares issued
  for employee stock
  purchase plan.........      --        --        24   --         263         --          --            263
 Common shares issued
  upon exercise of
  warrants..............      --        --        11   --         105         --          --            105
 Foreign currency
  translation
  adjustment............      --        --       --    --         --          --       (6,413)       (6,413)
 Net loss...............      --        --       --    --         --      (63,648)        --        (63,648)
                          -------  --------   ------  ----   --------   ---------     -------      --------
Balance, December 31,
 1998...................      --   $    --    28,059  $281   $234,549   $(111,653)    $(8,260)     $114,917
                          =======  ========   ======  ====   ========   =========     =======      ========

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                             For the Year Ended December 31,
                                            -----------------------------------
                                               1998        1997         1996
                                            ----------  -----------  ----------
Cash flows from operating activities:
 Net loss.................................. $  (63,648) $   (36,239) $   (8,764)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation, amortization and
    accretion..............................     24,547        6,733       2,164
   Sales allowance.........................      9,431        6,185       1,960
   Foreign currency transaction (gain)
    loss...................................        --          (407)        345
   Stock issuance--401(k) plan employer
    match..................................        119           45         --
   Changes in assets and liabilities:
    (Increase) decrease in accounts
     receivable............................    (20,765)     (34,240)    (19,405)
    (Increase) decrease in prepaid expenses
     and other current assets..............     (7,027)      (4,080)       (227)
    (Increase) decrease in other assets....        735        1,147      (1,621)
    Increase (decrease) in accounts
     payable...............................     (8,196)      30,247      11,729
    Increase (decrease) in accrued
     expenses, other current liabilities
     and other liabilities.................     (8,073)       5,000       6,032
    Increase (decrease) in accrued interest
     payable...............................      1,581       10,852         847
                                            ----------  -----------  ----------
      Net cash provided by (used in)
       operating activities................    (71,296)     (14,757)     (6,940)
                                            ----------  -----------  ----------
Cash flows from investing activities:
 Purchase of property and equipment........    (75,983)     (39,465)    (12,745)
 (Purchase) sale of short-term
  investments..............................        --        25,125     (25,125)
 (Purchase) sale of restricted
  investments..............................     22,927      (73,550)        --
 Cash used for business acquisitions, net
  of cash acquired.........................     (1,165)     (16,349)     (1,701)
                                            ----------  -----------  ----------
      Net cash provided by (used in)
       investing activities................    (54,221)    (104,239)    (39,571)
                                            ----------  -----------  ----------
Cash flows from financing activities:
 Principal payments on capital leases and
  long-term obligations....................     (2,373)     (16,881)       (508)
 Proceeds from sale of common stock and
  exercise of employee stock options.......      4,707        1,514      77,576
 Proceeds from issuance of long-term
  obligations..............................    150,000      225,000       2,407
 Deferred financing costs..................     (5,500)      (9,500)        --
                                            ----------  -----------  ----------
      Net cash provided by (used in)
       financing activities................    146,834      200,133      79,475
                                            ----------  -----------  ----------
Effects of exchange rate changes on cash
 and cash equivalents......................       (353)      (1,379)        214
                                            ----------  -----------  ----------
Net change in cash and cash equivalents....     20,964       79,758      33,178
Cash and cash equivalents, beginning of
 year......................................    115,232       35,474       2,296
                                            ----------  -----------  ----------
Cash and cash equivalents, end of year..... $  136,196  $   115,232  $   35,474
                                            ==========  ===========  ==========
Supplemental cash flow information
 Cash paid for interest.................... $   38,466  $     2,745  $      149
 Non-cash investing and financing
  activities:
    Common stock issued for services....... $      --   $       --   $      990
    Capital leases for acquisition of
     equipment............................. $   16,958  $     8,228  $      388
    Notes payable for acquisition of
     equipment............................. $      --   $       --   $    2,826

                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                                 (in thousands)

                                               For the Year Ended December 31,
                                               ----------------------------------
                                                  1998        1997       1996
                                               ----------  ----------  ----------
Net Loss...................................... $  (63,648) $  (36,239) $  (8,764)
Other Comprehensive Loss--
  Foreign currency translation adjustment.....     (6,413)     (1,769)       (75)
                                               ----------  ----------  ---------
Comprehensive Loss............................ $  (70,061) $  (38,008) $  (8,839)
                                               ==========  ==========  =========



                See notes to consolidated financial statements.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

   Primus Telecommunications Group, Incorporated (Primus or the Company) is a facilities-based global telecommunications company that offers international and domestic long distance, Internet and data, and other telecommunications services to business, residential and other telecommunications carrier customers primarily in North America, the Asia-Pacific and Europe. The Company, incorporated in the state of Delaware, operates as a holding company and has wholly-owned operating subsidiaries in the United States, Canada, Mexico, Australia, Japan, the United Kingdom and Germany.

2. Summary of Significant Accounting Policies

   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

   Revenue Recognition--Revenues from long distance telecommunications services are recognized when the services are provided and are presented net of estimated uncollectible amounts.

   Cost of Revenue--Cost of revenue includes network costs that consist of access, transport, and termination costs. Such costs are recognized when incurred in connection with the provision of telecommunications services.

   Foreign Currency Translation--The assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the average exchange rate during the period. The net effect of such translation gains and losses are reflected within accumulated other comprehensive loss in the stockholders' equity section of the balance sheet.

   Cash and Cash Equivalents--The Company considers cash on hand, deposits in banks, certificates of deposit, and overnight repurchase agreements with original maturities of three months or less to be cash and cash equivalents.

   Restricted Investments--Restricted investments consist of United States Federal Government-backed obligations which are recorded at amortized cost. These securities are classified as held-to-maturity and are restricted to satisfy certain interest obligations on the Company's 1997 Senior Notes.

   Property and Equipment--Property and equipment, which consists of fiber optic cable and telecommunications equipment, furniture and computer equipment, leasehold improvements and software is stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful lives of the assets which range from three to twenty-five years, or for leasehold improvements and leased equipment, over the terms of the leases or estimated lives, whichever is shorter. Expenditures for maintenance and repairs that do not materially extend the useful lives of the assets are charged to expense.

   Intangible Assets--At December 31, 1998 and 1997 intangible assets, net of accumulated amortization, consist of goodwill of $179.9 million and $27.8 million respectively, and customer lists of $25.1 million and $5.3 million respectively. Goodwill is being amortized over 30 years on a straight-line basis and customer lists over the estimated run-off of the customer bases not to exceed five years. Accumulated amortization at December 31, 1998 and 1997, was $4.7 million and $1.2 million related to goodwill and $5.9 million and $1.9 million related to customer lists, respectively. The Company periodically evaluates the realizability of intangible and other long-lived assets. In making such evaluations, the Company compares certain financial

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED indicators such as expected undiscounted future revenues and cash flows to the carrying amount of the assets. The Company believes that no impairments exist as of December 31, 1998.

   Deferred Financing Costs--Deferred financing costs incurred in connection with the 1998 Senior Notes and the 1997 Senior Notes are reflected within other assets and are being amortized over the life of the respective Senior Notes using the straight-line method which does not differ materially from the effective interest method.

   Stock-Based Compensation--The Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under the provisions of SFAS 123, the Company continues to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has provided in
Note 10 pro forma disclosures of the effect on net loss and loss per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consist of trade accounts receivable. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables.

   Income Taxes--The Company recognizes income tax expense for financial reporting purposes following the asset and liability approach for computing deferred income taxes. Under this method, the deferred tax assets and liabilities are determined based on the difference between financial reporting and tax bases of assets and liabilities based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   Net Loss Per Share--The Company has computed basic and diluted net loss per share based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Potential common stock, for purposes of determining diluted net loss per share, would include, where applicable, the effects of dilutive stock options, warrants, and convertible securities, and the effect of such potential common stock would be computed using the treasury stock method or the if-converted method. None of the Company's outstanding options and warrants are considered to be dilutive.

   Comprehensive Income (Loss)--In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. As such, a consolidated statement of comprehensive loss reflecting the aggregation of net loss and foreign currency translation adjustments, the Company's principal components of other comprehensive income or loss, has been presented for each of the three years in the period ended December 31, 1998.

   Operating Segments--In 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information (Note 14). SFAS 131 superceded SFAS 14 and its adoption resulted in revised and additional disclosures but had no effect on the financial position, results of operations or liquidity of the Company.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   New Accounting Pronouncements--In June 1998, Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities was issued. SFAS 133 established standards for the accounting and reporting of derivative instruments and hedging activities and requires that all derivative financial instruments be measured at fair value and recognized as assets or liabilities in the financial statements. The Statement will be adopted by the Company during fiscal 2000, and the Company is currently evaluating the impact of such adoption.

   In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SoP) 98-5, Reporting on the Costs of Start-Up Activities. SoP 98-5 provides guidance on the financial reporting of start-up and organizational costs. The effect of adopting SoP 98-5 is not expected to have a material effect on the financial position, results of operation or liquidity of the Company.

   Reclassifications--Certain previous year amounts have been reclassified to conform with current year presentation.

3. Acquisitions

   On June 9, 1998 the Company acquired TresCom International, Inc. (TresCom), a long distance telecommunications carrier focused on international long distance traffic originating in the United States and terminating in the Caribbean and Central and South America regions. As a result of the acquisition, all of the approximately 12.7 million TresCom common shares outstanding were exchanged for approximately 7.8 million shares of the Company's common stock valued at approximately $138 million. An additional $11.7 million cash purchase obligation associated with a subsidiary of TresCom is expected to paid during 1999 and has been included in accrued expenses and other current liabilities.

   In March 1998 the Company purchased a 60% controlling interest in Hotkey Internet Services Pty., Ltd. (Hotkey), an Australian ISP, for approximately $1.3 million.

   Effective March 1, 1998 the Company acquired all of the outstanding stock of Eclipse Telecommunications Pty., Ltd. (Eclipse), a data communications provider in Australia. The Company paid approximately $1.8 million in cash and 27,500 shares of the Company's Common Stock for Eclipse.

   On October 20, 1997, the Company acquired the equity and ownership interests in Telepassport L.L.C. (Telepassport) for a purchase price of $6.0 million. Additionally, on October 20, 1997, the Company purchased substantially all of the assets of USFI, Inc. (USFI) for $5.5 million. Telepassport and USFI were under common control and engaged in the business of providing international and domestic telecommunication services, including long distance and reorigination services in Europe, Asia, and South Africa.

   On April 8, 1997, the Company acquired the assets of Cam-Net Communications Network, Inc. and its subsidiaries, a Canadian based provider of domestic and international long distance service. The purchase price was approximately $5.0 million in cash.

   On March 1, 1996, the Company acquired the outstanding capital stock of Axicorp Pty., Ltd. (subsequently renamed Primus Australia), the fourth largest telecommunications carrier in Australia. The purchase price consisted of cash, Company stock, and seller financing. The Company paid $5.7 million cash, including transaction costs, and issued 455,000 shares of its Series A Convertible Preferred Stock, which were subsequently converted to 1,538,355 common shares. The Company also issued two notes aggregating $8.1 million to the sellers, both of which were repaid in full during 1997.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   The Company has accounted for all of these acquisitions using the purchase method. Accordingly, the results of operations of the acquired companies are included in the consolidated results of operations of the Company, as of the date of their respective acquisition.

   Unaudited pro forma operating results for the years ended December 31, 1998 and 1997, as if the acquisitions of TresCom, Telepassport and USFI had occurred as of January 1, 1997, are as follows (in thousands, except per share amounts):

                                                              1998      1997
                                                            --------  --------
     Net revenue........................................... $485,196  $448,929
     Net loss.............................................. $(75,956) $(63,426)
     Basic and diluted net loss per share.................. $  (2.73) $  (2.43)

   The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operations.

4. Property and Equipment

   Property and equipment consist of the following (in thousands):

                                                                December 31,
                                                              -----------------
                                                                1998     1997
                                                              --------  -------
     Network equipment....................................... $148,413  $48,246
     Furniture and equipment.................................   11,987    9,334
     Leasehold improvements..................................    2,907    1,845
     Construction in progress................................   16,157    5,147
                                                              --------  -------
                                                               179,464   64,572
     Less: Accumulated depreciation and amortization.........  (20,591)  (5,331)
                                                              --------  -------
                                                              $158,873  $59,241
                                                              ========  =======

   Equipment under capital leases totaled $34.5 million and $9.2 million with accumulated depreciation of $4.3 million and $0.8 million at December 31, 1998 and 1997, respectively.

5. Long-Term Obligations

   Long-term obligations consist of the following (in thousands):

                                                               December 31,
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
     Obligations under capital leases....................... $ 28,268  $  8,487
     Revolving Credit Agreement.............................   17,819       --
     Senior Notes...........................................  372,978   222,616
     Other long-term obligations............................    1,109       108
                                                             --------  --------
     Subtotal...............................................  420,174   231,211
     Less: Current portion of long-term obligations.........  (22,423)   (1,059)
                                                             --------  --------
                                                             $397,751  $230,152
                                                             ========  ========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   As a result of the acquisition of TresCom, the Company has a $25 million revolving credit and security agreement (the "Revolving Credit Agreement") with a commercial bank secured by certain of the Company's accounts receivable. In January 1999, the Company voluntarily repaid in full and terminated the Revolving Credit Agreement.

   On May 19, 1998 the Company completed the sale of $150 million 9 7/8% Senior Notes (1998 Senior Notes). The 1998 Senior Notes are due May 15, 2008 with early redemption at the option of the Company at any time after May 15, 2003. In addition, prior to May 15, 2001, the Company may redeem up to 25% of the originally issued principal amount of the 1998 Senior Notes at 109.875% of the principal amount thereof, plus accrued and unpaid interest through the redemption date. Interest is payable each May 15th and November 15th.

   On August 4, 1997 the Company completed the sale of $225 million 11 3/4% Senior Notes (1997 Senior Notes) and Warrants (the Offering) to purchase 392,654 shares of the Company's common stock. The 1997 Senior Notes are due August 1, 2004 with early redemption at the option of the Company at any time after August 1, 2001, at a premium to par value. Dividends are currently prohibited by the senior notes indenture. Interest payments are due semi-annually on February 1st and August 1st. A portion of the proceeds from the offering of the 1997 Senior Notes have been pledged to secure the first six semi-annual interest payments on the 1997 Senior Notes and are reflected on the balance sheet as restricted investments. A portion of the proceeds of the Offering, $2.535 million, was allocated to the warrants, and the resulting debt discount is being amortized over the life of the debt on the straight-line method which does not differ materially from the effective interest method.

6. Income Taxes

   The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision for each period is shown in the table below (in thousands):

                                            For the Year Ended December 31,
                                            ----------------------------------
                                               1998        1997       1996
                                            ----------  ----------  ----------
     Tax benefit at federal statutory
      rate................................. $  (22,277) $  (12,294) $  (2,913)
     State income tax, net of federal
      benefit..............................     (1,387)     (2,100)      (491)
     Foreign taxes.........................        --           81        196
     Unrecognized benefit of net operating
      losses...............................     21,506      14,394      3,387
     Other.................................      2,158         --          17
                                            ----------  ----------  ---------
     Income taxes.......................... $      --   $       81  $     196
                                            ==========  ==========  =========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                             December 31,
                                                         ------------------
                                                           1998      1997
                                                         --------  --------
     Deferred tax assets (non-current):
       Cash to accrual basis adjustments (U.S.)......... $    269  $    590
       Accrued expenses.................................    5,393       936
       Net operating loss carryforwards.................   32,606    17,856
       Valuation allowance..............................  (38,268)  (16,762)
                                                         --------  --------
                                                         $    --   $    --
                                                         ========  ========
     Deferred tax liabilities (current):
       Accrued income................................... $    --   $    903
       Other............................................      --        385
       Depreciation.....................................      361       526
                                                         --------  --------
                                                         $    361  $  1,814
                                                         ========  ========

   During the year ended December 31, 1998, the valuation allowance increased by approximately $21.5 million primarily due to the acquisition of TresCom and its related net operating losses.

   At December 31, 1998, the Company had operating loss carryforwards available to reduce future federal taxable income which expire as follows (in millions):

     Year                                                         Primus TresCom
     ----                                                         ------ -------
     2009........................................................ $ 6.1   $ 5.8
     2010........................................................   7.1     5.4
     2011........................................................   6.9     1.9
     2012........................................................  33.2    10.6
     2018........................................................  35.6     --
                                                                  -----   -----
                                                                  $88.9   $23.7
                                                                  =====   =====

   Approximately $23.7 million of operating loss carryforwards relate to the acquisition of TresCom. Utilization of these operating losses is limited to the offset of future TresCom operating income. The Company's net operating loss carryforwards for state purposes are not significant and, therefore, have not been recorded as deferred tax assets.

   At December 31, 1998, the Company had Australian and United Kingdom net operating loss carryforwards of $18.6 million and $2.1 million (in United States dollars), respectively, that have no expiration periods.

   No provision was made in 1998 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time or to repatriate such earnings only when tax effective to do so. It is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

7. Fair Value of Financial Instruments

   The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, restricted investments, accounts receivable and accounts payable approximate fair value. The estimated fair value of the Company's 1998 and 1997 Senior Notes (carrying value of $373 million), based on quoted market prices, at December 31, 1998 was $375 million. The estimated fair value of the Company's 1997 Senior Notes (carrying value of $223 million), based on quoted market prices, at December 31, 1997 was $242 million.

8. Commitments and Contingencies

   Future minimum lease payments under capital lease obligations and non-cancelable operating leases as of December 31, 1998 are as follows (in thousands):

                                                              Capital  Operating
     Year Ending December 31,                                 Leases    Leases
     ------------------------                                 -------  ---------
       1999.................................................. $ 7,219   $ 5,295
       2000..................................................   7,604     3,502
       2001..................................................   8,088     3,187
       2002..................................................   8,045     2,740
       2003..................................................   4,934     1,754
       Thereafter............................................     198     3,058
                                                              -------   -------
       Total minimum lease payments..........................  36,088   $19,536
                                                                        =======
     Less: Amount representing interest......................  (7,820)
                                                              -------
                                                              $28,268
                                                              =======

   Rent expense under operating leases was $4.8 million, $2.6 million and $1.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

9. Stockholders' Equity

   In December 1998, the Company adopted a Stockholders' Rights Plan (the Rights Plan) under which preferred stock purchase rights have been granted to the Company's common stockholders of record at the close of business on December 31, 1998. The rights will become exercisable if a person or group becomes the beneficial owner of more than 20% of the outstanding common stock of the Company or announces an offer to become the beneficial owner of more than 20% of the outstanding common stock of the Company.

   In June 1998, the Company issued 7,836,324 shares of its common stock, valued at $137.6 million, in exchange for all of the outstanding common shares of TresCom. Additionally, the Board amended the Company's Amended and Restated Certificate of Incorporation (the Certificate) to increase the authorized Common Stock to 80,000,000 shares.

   In October 1997, the Company issued 1,842,941 shares of its common stock pursuant to the exercise of certain warrants, which had been issued in connection with the Company's $16 million July 1996 private equity sale. In connection with such exercise, the Company received approximately $1.5 million.

   In August 1997 the Company completed a Senior Notes and Warrants Offering. Warrants valued at $2,535,000 to purchase 392,654 shares of the Company's common stock at a price of $9.075 per share were issued.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   In November 1996, the Company completed an initial public offering of 5,750,000 shares of its Common Stock. The net proceeds to the Company (after deducting underwriter discounts and offering expenses) were $54.4 million.

   In connection with the Company's initial public offering, the Board approved a split of all shares of Common Stock at a ratio of 3.381 to one as of November 7, 1996 and amended the Company's Certificate to increase the authorized Common Stock to 40,000,000 shares. All share amounts presented have been restated to give effect to the November 7, 1996 stock split.

   In February 1996, the Company's Certificate was amended to authorize 2,455,000 shares of Preferred Stock (nonvoting) with a par value of $0.01 per share. On March 1, 1996, 455,000 shares of Series A Convertible Preferred Stock were issued in connection with the purchase of Primus Australia. The outstanding Preferred Stock was converted to Common Stock prior to the date of the Company's initial public offering.

10. Stock-Based Compensation

   In December 1998, the Company established the 1998 Restricted Stock Plan (the Restricted Plan) to facilitate the grant of restricted stock to selected individuals who contribute to the development and success of the Company. The total number of shares of common stock that may be granted under the Restricted Plan is 750,000. As of December 31, 1998, there had not been any grants under the Restricted Plan.

   The Company sponsors an Employee Stock Option Plan (the Employee Plan). The total number of shares of common stock authorized for issuance under the Employee Plan is 3,690,500. Under the Employee Plan, awards may be granted to key employees of the Company and its subsidiaries in the form of Incentive Stock Options or Nonqualified Stock Options. The Employee Plan allows the granting of options at an exercise price of not less than 100% of the stock's fair value at the date of grant. The options vest over a period of up to three years, and no option will be exercisable more than ten years from the date it is granted.

   The Company sponsors a Director Stock Option Plan (the Director Plan) for non-employee directors. Under the Director Plan, an option is granted to each qualifying non-employee director to purchase 15,000 shares of common stock, which vests over a two-year period. The option price per share is the fair market value of a share of common stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant. An aggregate of 338,100 shares of common stock were reserved for issuance under the Director Plan.

   A summary of stock option activity during the three years ended December 31, 1998 is as follows:

                                1998                1997                1996
                         ------------------- ------------------- -------------------
                                    Weighted            Weighted            Weighted
                                    Average             Average             Average
                                    Exercise            Exercise            Exercise
                          Shares     Price    Shares     Price    Shares     Price
                         ---------  -------- ---------  -------- ---------  --------
Options outstanding--
 Beginning of year...... 2,555,360   $ 6.95  1,587,894   $ 3.02    722,015   $2.64
  Granted............... 1,298,937    16.07  1,063,750    12.59    913,552    3.35
  Exercised.............  (488,835)    7.42    (35,724)    1.19        --      --
  Forfeitures...........  (236,896)   17.52    (60,560)    6.27    (47,673)   3.55
                         ---------   ------  ---------   ------  ---------   -----
Outstanding--
 End of year............ 3,128,566   $ 9.87  2,555,360   $ 6.95  1,587,894   $3.02
                         =========   ======  =========   ======  =========   =====
Eligible for exercise--
 End of year............ 1,427,041   $ 6.93    899,170   $ 3.00    511,149   $2.81
                         =========   ======  =========   ======  =========   =====

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

   The following table summarizes information about stock options outstanding at December 31, 1998:

                         Options Outstanding             Options Exercisable
                   -----------------------------------  -----------------------
                                 Weighted
                                  Average    Weighted                 Weighted
                                 Remaining   Average                  Average
    Range of          Total        Life      Exercise      Total      Exercise
 Option Prices     Outstanding   in Years     Price     Exercisable    Price
 -------------     -----------   ---------   --------   -----------   --------
$ 0.01 to $ 3.55    1,176,527      2.06       $ 3.07       913,195     $ 2.99
$ 3.56 to $14.00    1,474,017      4.73       $12.24       409,307     $12.59
$14.01 to $23.87      478,022      5.39       $19.28       104,539     $19.13
                    ---------                            ---------
                    3,128,566                            1,427,041
                    =========                            =========

   The weighted average fair value at date of grant for options granted during 1998, 1997 and 1996 was $7.38, $5.45 and $1.38 per option, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                          1998    1997    1996
                                                         ------- ------- -------
     Expected dividend yield............................      0%      0%      0%
     Expected stock price volatility....................     97%     80%     49%
     Risk-free interest rate............................    4.6%    5.7%    6.0%
     Expected option term............................... 4 years 4 years 4 years

   If compensation cost for the Company's grants for stock-based compensation had been recorded consistent with the fair value-based method of accounting per SFAS 123, the Company's pro forma net loss, and pro forma basic and diluted net loss per share for the years ending December 31, would be as follows:

                                                     1998      1997     1996
                                                   --------  --------  -------
     Net loss (amounts in thousands)
       As reported................................ $(63,648) $(36,239) $(8,764)
       Pro forma.................................. $(67,621) $(37,111) $(9,242)
     Basic and diluted net loss per share
       As reported................................ $  (2.61) $  (1.99) $ (0.75)
       Pro forma.................................. $  (2.77) $  (2.03) $ (0.79)

11. Employee Benefit Plans

   The Company sponsors a 401(k) employee benefit plan (the 401(k) Plan) that covers substantially all United States based employees. Employees may contribute amounts to the 401(k) Plan not to exceed statutory limitations. The 401(k) plan provides an employer matching contribution of 50% of the first 6% of employee annual salary contributions. The employer match is made in common stock of the Company and is subject to 3-year cliff vesting. The Company contributed Primus common stock valued at approximately $119,000 and $45,000 during 1998 and 1997.

   Effective January 1, 1998, the Company adopted an Employee Stock Purchase Plan (ESPP). The ESPP allows employees to contribute up to 15% of their compensation to be used toward purchasing the Company's common stock at 85% of the fair market value. An aggregate of 2,000,000 shares of common stock were reserved for issuance under the ESPP.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

12. Related Parties

   In June 1998, a subsidiary of the Company entered into a $2.1 agreement for the design, manufacture, installation and the provision of training with respect to a satellite earth station in London. A Director of the Company is the Chairman and a stockholder of the company providing such services. During 1998, $1.2 million was paid for the above services.

13. Valuation and Qualifying Accounts

   Activity in the Company's allowance accounts for the years ended December 31, 1998, 1997 and 1996 was as follows (in thousands):

                           Doubtful Accounts
-------------------------------------------------------------------------
                            Charged to
            Balance at      Costs and                        Balance at
Period  Beginning of Period  Expenses  Deductions Other (1) End of Period
------  ------------------- ---------- ---------- --------- -------------
 1996         $   132        $ 1,960    $   (377)  $   870     $ 2,585
 1997         $ 2,585        $ 6,185    $ (4,309)  $   583     $ 5,044
 1998         $ 5,044        $ 9,431    $(12,772)  $13,273     $14,976
                      Deferred Tax Asset Valuation
-------------------------------------------------------------------------
                            Charged to
            Balance at      Costs and                        Balance at
Period  Beginning of Period  Expenses  Deductions Other (1) End of Period
------  ------------------- ---------- ---------- --------- -------------
 1996         $ 1,087        $ 1,641    $    --    $   --      $ 2,728
 1997         $ 2,728        $14,034    $    --    $   --      $16,762
 1998         $16,762        $21,506    $    --    $   --      $38,268

--------
(1) Other additions represent the allowances for doubtful accounts, which were recorded in connection with business acquisitions.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

14. Operating Segment and Related Information

   The Company has three reportable operating segments based on management's organization of the enterprise into geographic areas--North America, Asia-Pacific and Europe. The Company evaluates the performance of its segments and allocates resources to them based upon net revenue and EBITDA. The Company defines EBITDA as net income (loss) before interest expense and interest income, income taxes, depreciation and amortization and other income (expense).

   Operations and assets of the North American segment include shared corporate functions and assets which the Company does not allocate to its other geographic segments for management reporting purposes. Summary information with respect to the Company's segments is as follows (in thousands):

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
   Net Revenue
     North America................................ $188,008  $ 74,359  $ 16,573
     Asia-Pacific.................................  172,757   183,126   151,253
     Europe.......................................   60,863    22,712     5,146
                                                   --------  --------  --------
       Total...................................... $421,628  $280,197  $172,972
                                                   ========  ========  ========
   EBITDA
     North America................................ $(14,420) $(14,709) $ (5,965)
     Asia-Pacific.................................    1,482    (5,856)    2,207
     Europe.......................................    2,018    (2,591)   (2,229)
                                                   --------  --------  --------
       Total...................................... $(10,920) $(23,156) $ (5,987)
                                                   ========  ========  ========
   Capital Expenditures
     North America................................ $ 33,431  $ 12,441  $  7,453
     Asia-Pacific.................................   24,589    16,506     4,263
     Europe.......................................   17,763    10,518     1,029
                                                   --------  --------  --------
       Total...................................... $ 75,983  $ 39,465  $ 12,745
                                                   ========  ========  ========
                                                          December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
   Assets
     North America................................ $507,356  $249,109  $ 67,575
     Asia-Pacific.................................  109,290    83,476    62,823
     Europe.......................................   57,317    22,808     5,211
                                                   --------  --------  --------
       Total...................................... $673,963  $355,393  $135,609
                                                   ========  ========  ========

   The above capital expenditures exclude assets acquired in business combinations and under terms of capital leases.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

15. Quarterly Results of Operations (unaudited)

   The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 1998 and 1997:

                                              For the quarter ended
                                  -----------------------------------------------
                                  March 31,  June 30,  September 30, December 31,
                                    1998       1998        1998          1998
                                  ---------  --------  ------------- ------------
                                                 (in thousands)
   Net Revenue................... $ 80,051   $ 99,475    $116,047      $126,055
   Gross Margin.................. $ 11,329   $ 15,349    $ 19,490      $ 22,444
   Net Loss...................... $(12,317)  $(14,793)   $(19,035)     $(17,503)
                                              For the quarter ended
                                  -----------------------------------------------
                                  March 31,  June 30,  September 30, December 31,
                                    1997       1997        1997          1997
                                  ---------  --------  ------------- ------------
                                                 (in thousands)
   Net Revenue................... $ 59,036   $ 70,045    $ 73,018      $ 78,098
   Gross Margin.................. $  4,002   $  5,867    $  7,752      $  9,845
   Net Loss...................... $ (4,907)  $ (8,875)   $(10,591)     $(11,866)

16. Subsequent Events

   On March 31, 1999, the Company purchased the common stock of London Telecom Network, Inc. and certain related entities that provide long distance telecommunications services in Canada (the LTN Companies), for approximately $36 million in cash (including payments made in exchange for certain non-competition agreements). In addition, on March 31, 1999, the Company entered into an agreement to purchase for $14 million in cash substantially all of the operating assets of Wintel CNC Communications Inc. and Wintel CNT Communications Inc. (the Wintel Companies), which are Canada-based long distance telecommunications providers affiliated with the LTN Companies. The purchase of the assets of the Wintel Companies is expected to close in early May 1999. If the LTN companies and the Wintel Companies collectively achieve certain financial goals during the first half of 1999, the Company has agreed to pay up to an additional $4.6 million in cash.

   In February 1999 the Company purchased the remaining 40% of Hotkey, a Melbourne, Australia-based ISP. The remaining 40% was purchased for approximately $1.1 million comprised of $0.3 million in cash and 57,025 shares of the Company's common stock.

   On February 5, 1999 the Company acquired all of the outstanding shares in the capital of GlobalServe Communications, Inc., a privately held ISP based in Toronto, Canada. The purchase price of approximately $4.2 million was comprised of $2.1 million in cash and 142,806 shares of the Company's common stock.

   On January 29, 1999 the Company completed the sale of $200 million 11 1/4% Senior Notes (1999 Senior Notes) due 2009 with semi-annual interest payments. The $192.5 million in net proceeds of the 1999 Senior Notes will be used to fund capital expenditures to expand and develop the Company's global Network and other corporate purposes.

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)
                                  (unaudited)

                                                            Six Months Ended
                                                                June 30,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Net revenue................................................ $316,854  $179,526
Cost of revenue............................................  247,456   152,848
                                                            --------  --------
Gross margin...............................................   69,398    26,678
                                                            --------  --------
Operating expenses
  Selling, general and administrative......................   70,849    34,367
  Depreciation and amortization............................   21,490     7,911
                                                            --------  --------
    Total operating expenses...............................   92,339    42,278
                                                            --------  --------
Loss from operations.......................................  (22,941)  (15,600)
Interest expense...........................................  (34,293)  (16,780)
Interest income............................................    6,011     5,270
                                                            --------  --------
Loss before income taxes...................................  (51,223)  (27,110)
Income taxes...............................................      --        --
                                                            --------  --------
Net loss................................................... $(51,223) $(27,110)
                                                            ========  ========
Basic and diluted net loss per common share................ $  (1.80) $  (1.30)
                                                            ========  ========
Weighted average number of common shares outstanding.......   28,402    20,779
                                                            ========  ========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                           CONSOLIDATED BALANCE SHEET
                      (in thousands, except share amounts)
                                  (unaudited)

                                                                     June 30,
                                                                       1999
                                                                    ----------
ASSETS
Current assets:
  Cash and cash equivalents........................................ $  168,679
  Restricted investments...........................................     27,825
  Accounts receivable (net of allowance for doubtful accounts of
   $28,410 and $14,976)............................................    146,168
  Prepaid expenses and other current assets........................     45,456
                                                                    ----------
    Total current assets...........................................    388,128
Restricted investments.............................................     10,736
Property and equipment--Net........................................    216,623
Intangibles--Net...................................................    384,404
Other assets.......................................................     28,553
                                                                    ----------
    Total assets................................................... $1,028,444
                                                                    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable................................................. $  122,488
  Accrued expenses and other current liabilities...................    144,677
  Accrued interest.................................................     22,728
  Current portion of long-term obligations.........................     15,055
                                                                    ----------
    Total current liabilities......................................    304,948
Long term obligations..............................................    649,909
Other liabilities..................................................         25
                                                                    ----------
    Total liabilities..............................................    954,882
                                                                    ----------
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value--authorized 2,455,000 shares;
   none issued and outstanding.....................................        --
  Common stock, $.01 par value--authorized 80,000,000 shares;
   28,658,488 issued and outstanding ..............................        287
  Additional paid-in capital.......................................    242,536
  Accumulated deficit..............................................   (162,876)
  Accumulated other comprehensive loss.............................     (6,385)
                                                                    ----------
    Total stockholders' equity.....................................     73,562
                                                                    ----------
    Total liabilities and stockholders' equity..................... $1,028,444
                                                                    ==========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                             Six Months Ended
                                                                 June 30,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Cash flows from operating activities:
 Net loss................................................... $(51,223) $(27,110)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
   Depreciation, amortization and accretion.................   21,670     8,092
   Sales allowance..........................................    8,361     4,212
   Stock issuance--401(k) plan employer match...............      118        39
   Changes in assets and liabilities:
    (Increase) decrease in accounts receivable..............  (23,709)  (20,287)
    (Increase) decrease in prepaid expenses and other
     current assets.........................................  (24,241)   (7,671)
    (Increase) decrease in other assets.....................   (3,476)   (2,014)
    Increase (decrease) in accounts payable.................   13,354     9,963
    Increase (decrease) in accrued expenses, other current
     liabilities and other liabilities......................   38,193     1,458
    Increase (decrease) in accrued interest payable.........    9,859     1,601
                                                             --------  --------
      Net cash provided by (used in) operating activities...  (11,094)  (31,717)
                                                             --------  --------
Cash flows from investing activities:
 Purchase of property and equipment.........................  (45,395)  (36,029)
 (Purchase) sale of restricted investments..................   12,062    11,196
 Cash used for business acquisitions, net of cash
  acquired..................................................  (92,594)   (1,165)
                                                             --------  --------
      Net cash provided by (used in) investing activities... (125,927)  (25,998)
                                                             --------  --------
Cash flows from financing activities:
 Principal payments on capital leases and long-term
  obligations...............................................  (20,419)   (2,129)
 Proceeds from sale of common stock and exercise of
  employee stock options....................................    1,396     1,903
 Proceeds from issuance of long-term obligations............  192,500   145,549
                                                             --------  --------
      Net cash provided by (used in) financing activities...  173,477   145,323
                                                             --------  --------
Effects of exchange rate changes on cash and cash
 equivalents................................................   (3,973)     (147)
                                                             --------  --------
Net change in cash and cash equivalents.....................   32,483    87,461
Cash and cash equivalents, beginning of period..............  136,196   115,232
                                                             --------  --------
Cash and cash equivalents, end of period.................... $168,679  $202,693
                                                             ========  ========

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                                 (in thousands)
                                  (unaudited)

                                                             Six Months Ended
                                                                 June 30,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Net Loss.................................................... $(51,223) $(27,110)
Other Comprehensive Gain (Loss) -
  Foreign currency translation adjustment...................    1,875    (1,209)
                                                             --------  --------
Comprehensive Loss.......................................... $(49,348) $(28,319)
                                                             ========  ========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Telegroup, Inc.:

   We have audited the accompanying combined balance sheets of Telegroup, Inc. and certain subsidiaries (the Company) as of December 31, 1997 and 1998 and the related combined statements of operations, comprehensive losses, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Telegroup, Inc. and certain subsidiaries as of December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

   The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the combined financial statements, the Company has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG LLP

July 9, 1999
Lincoln, Nebraska

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                            COMBINED BALANCE SHEETS

                           December 31, 1997 and 1998

                                                        1997          1998
                                                    ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents........................ $ 72,763,095    19,101,837
  Securities available-for-sale....................   21,103,030           --
  Accounts receivable and unbilled services, less
   allowance for credit losses of $6,074,795 in
   1997 and $4,423,308 in 1998.....................   52,863,679    52,492,330
  Income tax recoverable...........................    2,693,679       212,938
  Prepaid expenses and other assets................    1,274,952     2,981,706
  Receivables from shareholders (note 5)...........       39,376        85,777
  Receivables from employees.......................      152,259        54,901
                                                    ------------  ------------
    Total current assets...........................  150,890,070    74,929,489
                                                    ------------  ------------
Net property and equipment (note 6)................   27,372,572    54,676,104
                                                    ------------  ------------
Other assets:
  Deposits and other assets (note 6)...............    3,594,072     4,418,531
  Goodwill, net of amortization of $142,203 in 1997
   and $223,458 in 1998 (note 4)...................    3,102,707     4,148,679
  Capitalized software, net of amortization (note
   2)..............................................    1,724,758     3,334,549
  Debt issuance costs, net of amortization (note
   3)..............................................    3,648,026     3,513,108
                                                    ------------  ------------
                                                      12,069,563    15,414,867
                                                    ------------  ------------
    Total assets................................... $190,332,205   145,020,460
                                                    ============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable (note 8)........................ $ 46,754,624    88,602,750
  Commissions payable..............................    7,691,401     4,173,700
  Accrued expenses (notes 8 and 10)................    4,466,320     6,551,162
  Notes payable (note 3)...........................          --     24,832,437
  Customer deposits................................      777,847       693,781
  Unearned revenue.................................      186,779       153,430
  Current portion of capital lease obligations
   (note 7)........................................      158,706       123,656
  Current portion of long-term debt (note 3).......       93,788   111,130,591
                                                    ------------  ------------
    Total current liabilities......................   60,129,465   236,261,507
                                                    ------------  ------------
Capital lease obligations, excluding current
 portion (note 7)..................................      221,179        37,483
Long-term debt, excluding current portion (note
 3)................................................  101,450,951       118,677
Minority interest (note 4).........................          --            --
Common stock, no par or stated value; 150,000,000
 shares authorized, 30,889,945 and 33,689,785
 issued and outstanding in 1997 and 1998,
 respectively......................................          --            --
Additional paid-in capital.........................   51,649,660    63,313,048
Retained deficit (note 1)..........................  (23,075,221) (155,267,829)
Accumulated other comprehensive income (deficit)...      (43,829)      557,574
                                                    ------------  ------------
    Total shareholders' equity (deficit)...........   28,530,610   (91,397,207)
Commitments and contingencies (notes 6 and 11)
                                                    ------------  ------------
    Total liabilities and shareholders' equity
     (deficit)..................................... $190,332,205   145,020,460
                                                    ============  ============

            See accompanying notes to combined financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       COMBINED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1996, 1997 and 1998

                                             1996         1997         1998
                                         ------------  -----------  -----------
Revenues:
  Retail...............................  $179,146,795  220,691,970  234,662,249
  Wholesale............................    34,060,714  112,408,905  125,269,438
                                         ------------  -----------  -----------
    Total revenues.....................   213,207,509  333,100,875  359,931,687
Cost of revenues (note 11).............   150,536,859  252,054,271  299,650,665
                                         ------------  -----------  -----------
Gross profit...........................    62,670,650   81,046,604   60,281,022
                                         ------------  -----------  -----------
Operating expenses:
  Selling, general and administrative
   expenses (notes 6, 10
   and 13).............................    59,651,857   87,370,378  106,342,704
  Depreciation and amortization........     1,881,619    4,959,785   10,939,925
  Stock option-based compensation (note
   8)..................................     1,032,646      342,380      285,317
  Impairment of long-lived assets
   (notes 4 and 6).....................           --           --    14,798,830
                                         ------------  -----------  -----------
    Total operating expenses...........    62,566,122   92,672,543  132,366,776
                                         ------------  -----------  -----------
    Operating income (loss)............       104,528  (11,625,939) (72,085,754)
Other income (expense):
  Interest expense.....................      (578,500)  (4,208,328) (11,069,365)
  Interest income......................       377,450    2,014,395    2,406,269
  Foreign currency transaction loss....      (147,752)    (571,637)    (632,761)
  Other................................       118,504      290,622       84,756
                                         ------------  -----------  -----------
    Loss before income taxes and
     extraordinary item................      (125,770) (14,100,887) (81,296,855)
Income tax benefit (expense) (note 9)..         7,448      576,526      (29,908)
Minority interest in share of loss
 (note 4)..............................           --           --           --
                                         ------------  -----------  -----------
    Loss before extraordinary item.....      (118,322) (13,524,361) (81,326,763)
Extraordinary item, loss on
 extinguishment of debt, net of income
 tax benefit of $1,469,486 (note 3)....           --    (9,970,815)         --
                                         ------------  -----------  -----------
    Net loss...........................  $   (118,322) (23,495,176) (81,326,763)
                                         ============  ===========  ===========

            See accompanying notes to combined financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                  COMBINED STATEMENTS OF COMPREHENSIVE LOSSES

                  Years ended December 31, 1996, 1997 and 1998

                                            1996        1997         1998
                                          ---------  -----------  -----------
Net loss................................. $(118,322) (23,495,176) (81,326,763)
Foreign currency translation adjustment,
 net of tax..............................    (2,203)     (41,626)     601,403
                                          ---------  -----------  -----------
  Comprehensive loss..................... $(120,525) (23,536,802) (80,725,360)
                                          =========  ===========  ===========



            See accompanying notes to combined financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

             COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  Years ended December 31, 1996, 1997 and 1998

                                                                      Accumulated
                                                                      other com-      Total
                            Common Stock    Additional    Retained    prehensive  shareholders'
                          -----------------  paid-in      earnings      income       equity
                            Shares   Amount  capital     (deficit)     (deficit)    (deficit)
                          ---------- ------ ----------  ------------  ----------- -------------
Balances at December 31,
 1995...................  24,651,989  $--        4,595     3,142,852        --       3,147,447
Dividends...............         --    --          --       (425,000)       --        (425,000)
Net loss................         --    --          --       (118,322)       --        (118,322)
Issuance of common
 stock..................   1,297,473   --       52,366           --         --          52,366
Notes receivable from
 shareholders for common
 stock..................         --    --      (52,366)          --         --         (52,366)
Shares issued in
 connection with
 business combinations
 (note 4)...............     262,116   --      573,984           --         --         573,984
Compensation expense in
 connection with stock
 option plan (notes 3
 and 8).................         --    --    1,032,646           --         --       1,032,646
Warrants issued in
 connection with the
 Private Offering (note
 8).....................         --    --    9,153,951           --         --       9,153,951
Change in foreign
 currency translation...         --    --          --            --      (2,203)        (2,203)
                          ----------  ----  ----------  ------------    -------    -----------
Balances at December 31,
 1996...................  26,211,578   --   10,765,176     2,599,530     (2,203)    13,362,503
Net loss................         --    --          --    (23,495,176)       --     (23,495,176)
Carve-out of uncombined
 subsidiaries (note 1)..         --    --          --     (2,179,575)       --      (2,179,575)
Issuance of shares, net
 of offering expenses
 (note 8)...............   4,450,000   --   39,825,343           --         --      39,825,343
Shares issued in
 connection with
 business combination
 (note 4)...............      40,000   --      470,000           --         --         470,000
Compensation expense in
 connection with stock
 option plan (note 8)...         --    --      342,380           --         --         342,380
Issuance of shares for
 options exercised (note
 8).....................     188,367   --      246,761           --         --         246,761
Change in foreign
 currency translation...         --    --          --            --     (41,626)       (41,626)
                          ----------  ----  ----------  ------------    -------    -----------
Balances at December 31,
 1997...................  30,889,945   --   51,649,660   (23,075,221)   (43,829)    28,530,610
Net loss................         --    --          --    (81,326,763)       --     (81,326,763)
Carve-out of uncombined
 subsidiaries (note 1)..         --    --          --    (50,865,845)       --     (50,865,845)
Shares issued in
 connection with
 business combinations
 (note 4)...............     538,232   --    7,066,524           --         --       7,066,524
Compensation expense in
 connection with stock
 option plan (note 8)...         --    --      285,317           --         --         285,317
Commission expense in
 connection with
 independent agent stock
 option plan (note 8)...         --    --      474,241           --         --         474,241
Shares issued in-lieu of
 future commissions
 (note 13)..............     181,737   --    1,592,234           --         --       1,592,234
Payment received on note
 receivable from
 shareholders...........         --    --       52,366           --         --          52,366
Issuance of shares for
 warrants exercised
 (note 8)...............   1,327,333   --          --            --         --             --
Unissued warrants in
 connection with
 forbearance agreements
 (note 8)...............         --    --          --            --         --             --
Issuance of shares for
 property purchase......     204,035   --    1,466,649           --         --       1,466,649
Warrants issued for
 property purchase (note
 8).....................         --    --        9,758           --         --           9,758
Issuance of shares for
 options exercised (note
 8).....................     537,503   --      702,128           --         --         702,128
Issuance of shares for
 litigation settlement..      11,000   --       14,171           --         --          14,171
Change in foreign
 currency translation...         --    --          --            --     601,403        601,403
                          ----------  ----  ----------  ------------    -------    -----------
Balances at December 31,
 1998...................  33,689,785  $--   63,313,048  (155,267,829)   557,574    (91,397,207)
                          ==========  ====  ==========  ============    =======    ===========

            See accompanying notes to combined financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1996, 1997 and 1998

                                             1996         1997         1998
                                         ------------  -----------  -----------
Cash flows from operating activities:
 Net loss..............................  $   (118,322) (23,495,176) (81,326,763)
 Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
 Depreciation and amortization.........     1,881,619    4,959,785   10,939,925
 Assets held for disposal..............           --           --     1,263,991
 Deferred income taxes.................       229,933      635,167          --
 Impairment of long-lived assets.......           --           --    14,798,830
 Loss on sale of equipment.............           --       227,672      114,491
 Loss on extinguishment of debt........           --    10,040,301          --
 Issuance of shares for litigation
  settlement...........................           --           --        14,171
 Provision for credit losses on
  accounts receivable..................     5,124,008    8,407,168    9,369,240
 Accretion of debt discounts...........        48,077    1,874,090    8,225,692
 Stock option-based compensation
  expense..............................     1,032,646      342,380      285,317
 Stock option-based commission
  expense..............................           --           --       474,241
 Changes in operating assets and
  liabilities, excluding the effects of
  business combinations:
 Accounts receivable and unbilled
  services.............................   (14,199,095) (28,671,383)  (7,518,222)
 Prepaid expenses and other assets.....      (134,946)    (979,711)    (841,421)
 Deposits and other assets.............       (80,001)  (4,555,603)  (8,963,770)
 Accounts payable, commissions payable
  and accrued expenses.................    16,292,448   19,091,546   36,462,512
 Income taxes..........................    (5,323,692)  (1,064,375)   2,480,741
 Unearned revenue......................        64,276      122,503      (33,349)
 Customer deposits.....................        87,506      174,907      (84,066)
                                         ------------  -----------  -----------
  Net cash provided by (used in)
   operating activities................     4,904,457  (12,890,729) (14,338,440)
                                         ------------  -----------  -----------
Cash flows from investing activities:
 Purchases of equipment................    (9,067,923) (20,192,680) (36,885,963)
 Sales (purchases) of securities
  available-for-sale...................           --   (21,103,030)  21,103,030
 Proceeds from sale of equipment.......           --       450,000      126,191
 Capitalization of software............    (1,789,604)    (316,785)  (2,057,012)
 Cash paid in business combinations,
  net of cash acquired.................      (468,187)    (656,334)  (2,576,145)
 Net change in receivables from
  shareholders and employees...........        63,334      (91,122)      50,957
                                         ------------  -----------  -----------
  Net cash used in investing
   activities..........................   (11,262,380) (41,909,951) (20,238,942)
                                         ------------  -----------  -----------
Cash flows from financing activities:
 Net proceeds (principal payments) from
  (on) notes payable...................    (2,000,000)         --    24,832,437
 Proceeds from issuance of senior
  subordinated notes...................    20,000,000          --           --
 Proceeds from issuance of convertible
  subordinated notes...................           --    25,000,000          --
 Proceeds from issuance of senior
  discount notes.......................           --    74,932,500          --
 Prepayment of senior subordinated
  notes................................           --   (20,000,000)         --
 Debt issuance costs...................    (1,450,281)  (3,753,558)    (471,532)
 Net proceeds from issuance of stock...           --    39,825,343          --
 Net proceeds from options exercised...           --       246,761      702,128
 Dividends paid........................      (950,000)         --           --
 Net proceeds (principal payments) from
  (on) other long-term borrowings......       530,803     (452,762)   1,478,837
 Principal payments under capital lease
  obligations..........................      (180,901)    (168,321)    (143,272)
 Proceeds received (borrowings) on note
  due from shareholders................       (25,881)         --        52,366
                                         ------------  -----------  -----------
  Net cash provided by financing
   activities..........................    15,923,740  115,629,963   26,450,964
                                         ------------  -----------  -----------
 Exchange rate changes.................        (2,203)     (41,626)     601,403
 Carve-out of uncombined subsidiaries..           --    (2,179,575) (50,865,845)
 Shares issued in connection with
  business combinations of uncombined
  subsidiaries.........................           --           --     4,729,602
                                         ------------  -----------  -----------
  Net increase (decrease) in cash and
   cash equivalents....................     9,563,614   58,608,082  (53,661,258)
                                         ------------  -----------  -----------
Cash and cash equivalents at beginning
 of year...............................     4,591,399   14,155,013   72,763,095
                                         ------------  -----------  -----------
Cash and cash equivalents at end of
 year..................................  $ 14,155,013   72,763,095   19,101,837
                                         ============  ===========  ===========
Supplemental disclosures of cash flow
 information:
 Interest paid.........................  $    356,270    3,930,558    2,545,501
                                         ============  ===========  ===========
 Income taxes paid.....................  $  5,164,634          795       82,283
                                         ============  ===========  ===========
Supplemental disclosures of noncash
 investing and financing activities:
 Dividends declared....................  $    425,000          --           --
                                         ============  ===========  ===========
 Common stock issued in connection with
  business combinations................  $    573,984      470,000    7,066,524
                                         ============  ===========  ===========
 Common stock issued in consideration
  for notes receivable.................  $     52,366          --           --
                                         ============  ===========  ===========
 Equipment acquired under capital
  lease................................  $        --       108,504          --
                                         ============  ===========  ===========
 Common stock issued in-lieu of future
  commissions..........................  $        --           --     1,592,234
                                         ============  ===========  ===========
 Common stock and warrants issued in
  connection with property purchase....  $        --           --     1,476,407
                                         ============  ===========  ===========

            See accompanying notes to combined financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                        December 31, 1996, 1997 and 1998

(1) BASIS OF PRESENTATION

   On February 10, 1999 (the Filing Date), amidst increasing financial and liquidity problems, Telegroup, Inc. filed for protection under Chapter 11 of the United States (U.S.) Bankruptcy Code, as amended (the Bankruptcy Code). Telegroup, Inc. filed a voluntary petition to operate as a Debtor in Possession
(DIP) in the U.S. Bankruptcy Court District of New Jersey (the Bankruptcy Court). Telegroup, Inc.'s subsidiary companies have not filed for Chapter 11 protection. Telegroup, Inc.'s equity interests in such subsidiaries represent assets of the bankruptcy estate.

   The commencement of a Chapter 11 bankruptcy proceeding results in the imposition of an automatic stay against the commencement or continuation of any judicial, administrative or other proceeding against Telegroup, Inc., against any act to obtain possession of property of or from Telegroup, Inc., and against any act to create, perfect or enforce any lien against property of Telegroup, Inc., subject to certain exceptions permitted under the Bankruptcy Code. Telegroup, Inc.'s creditors, therefore, are generally prohibited from attempting to collect prepetition debts without the consent of the Bankruptcy Court. Any creditor may seek relief from the automatic stay and, if applicable, enforce a lien against its collateral, if authorized by the Bankruptcy Court. There are various other provisions of the Bankruptcy Code which may impose limitations or constraints on Telegroup, Inc.'s operations.

   Pursuant to provisions of the Bankruptcy Code, claims arising prior to the filing of the petition under Chapter 11 of the Bankruptcy Code may not be paid outside of a plan of reorganization without prior approval of the Bankruptcy Court. Certain prepetition claims have subsequently been paid or satisfied with approval from the Bankruptcy Court. These claims include payments for commissions and wages, salaries and employee benefits.

   Since the Filing Date, Telegroup, Inc. has continued in possession of its properties and as a DIP is authorized to operate and manage its business and to enter into all transactions that it could have entered into in the ordinary course of its business had there been no Chapter 11 filing. Subsequent to the Filing Date, Telegroup, Inc. restructured the terms of many of its relationships with critical telecommunications service carriers and reduced significant portions of its general and administrative costs, in an effort to effectively manage its liquidity problems. In March 1999, the Bankruptcy Court set a date of June 15, 1999 (the Bar Date) as the date for which all pre-Filing Date claims could be filed by creditors against Telegroup, Inc.

   During the first quarter of 1999, Telegroup, Inc. continued to operate as a DIP and petitioned the Bankruptcy Court for approval to sell the majority of its assets under Sections 363 and 365 of the Bankruptcy Code. Following the approval of the Bankruptcy Court and a public notice, on May 26, 1999, Primus Telecommunications, Inc. (Primus) emerged as highest bidder at the auction and committed to purchase the majority of Telegroup, Inc.'s assets, including the common stock of Telegroup, Inc.'s subsidiary companies, excluding the subsidiaries located in Australia and New Zealand, which include Telegroup Network Services Australia Pty Limited, Telegroup Network Services New Zealand Pty Limited, and Switch Telecommunications Pty Limited (collectively the Australian and New Zealand Subsidiaries) (the Core Business Assets), for $71,825,000. The sale of the Core Business Assets to Primus, including an additional sale of accounts receivable and other assets less assumed liabilities for approximately $22,190,000, closed on June 30, 1999. The effective date of these transactions was June 1, 1999. The purchase price was paid by Primus in unregistered debt securities of $45,467,000 in the form of 11.25% Senior Notes due 2009 (the Primus Notes), a $4,592,006 short-term promissory note due 60% on July 30, 1999 and 40% on August 31, 1999, and cash.

   In addition, the auction resulted in other telecommunications carriers purchasing certain other fixed assets of Telegroup, Inc. for approximately $5,600,000 in cash.

   Telegroup, Inc. used the auction proceeds to pay in full its asset-based line of credit and term loan with Foothill Capital Corp. (Foothill) (see note
3). The remaining assets of Telegroup, Inc., consisting primarily of

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

cash and Primus Notes obtained from the sale of assets from the auction, are being held subject to the review and reconciliation of creditors' proofs of claims that have been filed with the Bankruptcy Court against Telegroup, Inc. as of the Bar Date. Management of Telegroup, Inc. have estimated and accrued known claims it believes are valid relating to products and/or services received prior to December 31, 1998 in the accompanying combined financial statements. However, a number of disputed claims exist which are individually significant in amount and which, together, are materially in excess of the amounts reflected in the accompanying combined financial statements. Disputed claims for products and/or services received prior to December 31, 1998 have been reflected at such amounts, if any, that are estimated will be allowed. Disputed claims could be greater than or less than the amounts reflected in the accompanying financial statements and these differences may be material. It is anticipated that claims will be reconciled in connection with the consummation of a Chapter 11 plan of liquidation. The ultimate amount and classification of claims which will be allowed can not be estimated at this time.

   Pursuant to provisions of the Bankruptcy Code, Telegroup, Inc. has until the confirmation of a plan of reorganization to assume or reject executory contracts and unexpired leases of personal property, subject to the discretion of the Bankruptcy Court, on request of a party to such contract or lease, to require Telegroup, Inc. to determine within a specified time period whether to assume a particular executory contract or unexpired lease of personal property. Generally, a Chapter 11 debtor must assume all leases of nonresidential real property within 60 days of its Chapter 11 filing, or such leases will be deemed rejected, unless the Bankruptcy Court, for cause, within such 60-day period establishes a longer period for assumption decisions. Subject to certain exceptions, by order of the Bankruptcy Court, Telegroup, Inc. obtained an extension of time within which to assume or reject its nonresidential real property leases.

   Assumption of an executory contract or unexpired lease under the Bankruptcy Code requires Telegroup, Inc., among other things, to cure all defaults under such executory contract or unexpired lease. Rejection of an executory contract or unexpired lease constitutes a breach of such executory contract or unexpired lease immediately before the date of the filing of the Chapter 11 petition, giving the other party to the contract or unexpired lease the right to assert a general unsecured claim against the bankruptcy estate for damages arising out of the breach. Prior to the filing of Telegroup, Inc.'s plan of liquidation, Telegroup, Inc. anticipates that it will notify the Bankruptcy Court of those contracts and leases that it will assume or reject as of the effective date of the plan of liquidation. Included in Primus's purchase agreement, Primus will assume certain executory contracts and unexpired leases. Telegroup, Inc. will reject all remaining contracts and leases. Primus continues to review Telegroup, Inc.'s contracts and leases to determine which ones they will assume. The Disclosure Statement, which will be filed concurrently with the plan of liquidation, will set forth Telegroup, Inc.'s estimates of the aggregate cure amounts and rejection damage claims to be incurred in connection with assumptions and rejections for only those contracts and leases not already rejected or assumed prior to the filing of the plan of liquidation. Rejection of these executory contracts and unexpired leases could result in additional claims against the estate.

   The accompanying combined financial statements have been prepared in order for Primus to comply with certain reporting requirements of the Securities and Exchange Commission. The accompanying combined financial statements represent the accounts of Telegroup, Inc. and certain subsidiaries (the Company). As Primus is not purchasing the Australian and New Zealand Subsidiaries, these subsidiaries, in which Telegroup, Inc. has significant control, are excluded from the combined financial statements. In accordance with the accounting rules prescribed for "carve-out" financial statements, the excess of the purchase price of the Australian and New Zealand Subsidiaries over fair value of their net assets acquired recorded by Telegroup, Inc., the financial position, results of operations, comprehensive losses and cash flows for these

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

subsidiaries are not included in the combined financial statements. The net effect of the "carve-out" adjustment is reflected in retained deficit in the combined financial statements.

   The accompanying combined financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As discussed herein, there are significant uncertainties relating to the ability of the Company to continue as a going concern. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary as a result of the outcome of the uncertainties discussed herein.

   All significant intercompany accounts and transactions have been eliminated in consolidation.

(2) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

   The Company is an alternative provider of domestic and international telecommunications services. The Company's revenues are derived from the sale of telecommunications to retail customers, typically residential users and small- to medium-sized business and wholesale customers, typically telecommunications carriers. The Company's customers are principally located in the United States, Europe and the Pacific Rim. In both the retail and wholesale aspects of its business, the Company extends credit to customers on an unsecured basis with the risk of loss limited to outstanding amounts.

   The Company markets its services through a worldwide network of independent agents and supervisory "country coordinators". The Company extends credit to its sales representatives and country coordinators on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to the representatives and coordinators.

   A summary of the Company's significant accounting policies follows:

 Cash Equivalents and Securities Available-for-sale

   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1997, cash equivalents consisted of money market instruments, U.S. Government securities, and commercial paper totaling $70,133,492. There were no cash equivalents at December 31, 1998. Securities available-for-sale represent U.S. Government securities with maturities greater than three months. Securities available-for-sale are recorded at the lower of amortized cost or market value. At December 31, 1997, amortized cost approximated market value.

 Property and Equipment

   Property and equipment are stated at cost. Equipment held under capital leases are stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Amortization of assets held under capital leases and leasehold improvements are included with depreciation expense.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Capitalized Software Development Costs

   The Company capitalizes software costs incurred in the development of its telecommunications switching software, billing systems and other support platforms. The Company capitalizes external direct costs of materials and services consumed, internal direct payroll and payroll related costs incurred and estimated costs of debt funds used in the development of internal use software. Capitalization begins upon the completion of the preliminary project stage and ends when the software is substantially complete and ready for its intended use. Amortization of capitalized software is provided using the straight-line method over the software's estimated useful life, which ranges from one to five years. For the years ended December 31, 1997 and 1998, amortization of software development costs totaled $498,682 and $447,221, respectively. There was no amortization during 1996 as the software had not yet been complete and ready for its intended use.

 Stock Option Plan

   The Company accounts for its stock option plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB No. 25 and provide pro forma net income disclosures as if the fair-value method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 Impairment of Long-lived Assets

   The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Fair value is determined using valuation techniques such as quoted market prices or the discounted present value of expected future cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 Goodwill

   Goodwill results from the application of the purchase method of accounting for business combinations and represents the excess of purchase price over fair value of net assets acquired. Amortization is provided using the straight-line method over a maximum of fifteen years. For business combinations relating to the purchase of an entity's customers, goodwill is amortized using an accelerated method over the estimated life of the customers purchased or three years, whichever is shorter. Impairment is determined pursuant to the methodology used for other long-lived assets.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Income Taxes

   The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

 Business and Credit Concentration

   Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk (SFAS No. 105), consist primarily of accounts receivable. At December 31, 1998, the Company's accounts receivable balance from customers in countries outside of the U.S. was approximately $31,400,000 with an associated reserve for credit losses of approximately $2,400,000. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.

 Foreign Currency Contracts

   The Company uses foreign currency contracts to hedge foreign currency risk associated with its international accounts receivable balances. Gains or losses pursuant to these foreign currency contracts are reflected as an adjustment of the carrying value of the hedged accounts receivable. At December 31, 1997 and 1998, the Company had no material deferred hedging gains or losses.

 Revenues, Cost of Revenues and Commissions Expense

   Revenues from retail telecommunications services are recognized when customer calls are completed. Revenues from wholesale telecommunications services are recognized when the wholesale carrier's customers' calls are completed. Cost of retail and wholesale revenues are based primarily on the direct costs associated with owned and leased transmission capacity and the cost of transmitting and terminating traffic on other carriers' facilities. The Company does not differentiate between the cost of providing transmission services on a retail or wholesale basis. Commissions paid to acquire customer call traffic are expensed in the period when associated call revenues are recognized.

 Prepaid Phone Cards

   Substantially all the prepaid phone cards sold by the Company have an expiration date of twenty-four months after issuance or six months after last use. The Company records the net sales price as deferred revenue

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

when cards are sold and recognizes revenue as the ultimate consumer utilizes calling time. Deferred revenue relating to unused calling time remaining at each card's expiration is recognized as revenue upon the expiration of such card.

 Comprehensive Income

   On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of the Company's net losses and foreign currency translation adjustments and is presented in the combined statements of comprehensive losses. SFAS No. 130 requires only additional disclosures in the combined financial statements; it does not affect the Company's financial position or results of operations.

 Foreign Currency Translation

   The functional currency of the Company is the U.S. dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for the foreign subsidiary. Assets and liabilities of its foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations and the Company's share of the results of operations of its foreign subsidiaries are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment is recorded as a separate component of equity and is included in other comprehensive income (deficit).

 Fair Value of Financial Instruments

   The fair values of cash and cash equivalents and receivables are estimated to approximate carrying value due to the short-term maturities of these financial instruments. The carrying value of accounts payable, commissions payable, lease obligations, notes payable and long-term debt cannot be reasonably estimated at December 31, 1998 due to the Company's financial and liquidity problems and uncertainties surrounding the Bankruptcy proceedings (see note 1).

 Valuation of Common Stock Issuances

   The Company issues shares of common stock for consideration on certain transactions. The Company values the shares issued based on the fair-market value of the securities issued.

 Segment Reporting

   On January 1, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. The basis for determining an enterprise's operating segments is the manner in which management operates the business.

 New Accounting Pronouncements

   SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective January 1, 2001. Management believes that the impact of such adoption will not be material to the financial statements.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


(3) Debt

   Long-term debt at December 31, 1997 and 1998 is shown below:

                                                         1997          1998
                                                     ------------  ------------
   8.00% convertible subordinated notes, due April
    15, 2005, unsecured............................  $ 25,000,000    25,000,000
   10.50% senior discount notes, net of discount,
    due November 1, 2004, unsecured................    76,442,135    84,667,827
   8.50% note payable, paid in April 1998..........        11,082           --
   10.80% note payable, paid in November 1998......        80,955           --
   8.75% note payable, due monthly through February
    1999, balloon payment due March 1999, secured
    by building....................................           --        578,584
   15.00% note payable, due monthly through June
    1999, secured by building......................           --        450,512
   2.50% above prime note payable, due monthly
    through fiscal 2002, secured by office unit,
    London.........................................           --        105,118
   8.00% note payable, due monthly through July
    1999, unsecured................................           --        360,575
   10.35% note payable, due monthly through 2001,
    secured by vehicle.............................           --         20,061
   8.25% note payable, due monthly through 2001,
    secured by vehicle.............................           --         23,963
   9.28% note payable, due monthly through 2001,
    secured by vehicle.............................           --         38,793
   6.85% note payable, due monthly through 1999,
    unsecured......................................         8,204         3,835
   8.00% note payable, paid in April 1998..........         2,363           --
                                                     ------------  ------------
     Total long-term debt..........................   101,544,739   111,249,268
     Less current installments.....................       (93,788) (111,130,591)
                                                     ------------  ------------
     Long-term debt, excluding current
      installments.................................  $101,450,951       118,677
                                                     ============  ============

 Senior Subordinated Notes

   On November 27, 1996, the Company completed a private placement (Private Offering) of 12% senior subordinated notes (the Subordinated Notes) for gross proceeds of $20,000,000 which was due and payable on November 27, 2003. Net proceeds from the Private Offering, after issuance costs of $1,450,281, were $18,549,719. In connection with the Private Offering, the Company issued 20,000 warrants to purchase 1,160,107 shares of the Company's common stock (see note
8).

   The Subordinated Notes were originally recorded at $10,846,049 (a yield of 26.8%), which represents the $20,000,000 in proceeds less the $9,153,951 value assigned to the detachable warrants, which is included in additional paid-in capital. The value assigned to the warrants was being accreted to the debt using the interest method over seven years. The accretion of the value assigned to the warrants is included in interest expense in the accompanying combined financial statements.

   On September 5, 1997, the Company prepaid in full all of the outstanding Subordinated Notes. The Company paid $21,400,000, which included $20,000,000 in principal and $1,400,000 for a prepayment penalty. In addition, the Company recognized a loss of $8,741,419 and $1,298,882 for the write-off of the unamortized original issue discount and debt issuance costs, respectively. The early extinguishment of the Subordinated Notes is reflected on the combined statement of operations as an extraordinary item, net of income taxes.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Convertible Subordinated Notes

   On September 30, 1997, the Company issued $25,000,000 in aggregate principal amount of convertible subordinated notes due April 15, 2005. Net proceeds from the convertible notes, after issuance costs of $890,475, were $24,109,525.

   The convertible notes bear interest at 8% per annum, payable on each April 15 and October 15. The convertible notes are convertible into shares of common stock of the Company at any time before April 15, 2005, at a conversion price of $12.00 per share, subject to adjustment upon the occurrence of certain events.

   The convertible notes are redeemable, in whole or in part, at the option of the Company, at any time on or after October 15, 2000 at redemption prices (expressed as a percentage of the principal amount) declining annually from 104% beginning October 15, 2000 to 100% beginning October 15, 2003 and thereafter, together with accrued interest to the redemption date and subject to certain conditions.

   The convertible notes are unsecured obligations of the Company and are subordinated to all existing and future senior indebtedness of the Company.

 Senior Discount Notes

   On October 23, 1997, the Company issued $97,000,000 in aggregate principal amount of 10.5% senior discount notes due November 1, 2004. Net proceeds from the senior discount notes, after issuance costs of $2,863,083, were $72,069,417. The discount of $22,067,500 recorded on the senior discount notes is being accreted to the debt through May 1, 2000 using the interest method, resulting in an effective interest rate of 10.5%. The accreted value of the notes will equal the following on their semi-annual accrual dates.

      Semi-annual                                                     Accreted
          date                                                         value
      -----------                                                    ----------
   May 1, 1999...................................................... 87,576,365
   November 1, 1999................................................. 92,167,906
   May 1, 2000...................................................... 97,000,000

   Interest on the senior discount notes will neither accrue nor be payable prior to May 1, 2000 and are payable on each May 1 and November 1 thereafter. The notes are redeemable, in whole or in part, at the option of the Company, at any time on or after November 1, 2001 at redemption prices (expressed as a percentage of the principal amount) declining annually from 105.25% beginning November 1, 2001 to 100% beginning November 1, 2004 and thereafter, together with accrued interest to the redemption date and subject to certain conditions.

   The senior discount notes are unsecured obligations of the Company and are subordinated to all existing and future indebtedness of the Company, with the exception of the convertible subordinated notes.

   The convertible subordinated note and senior discount note indentures place certain restrictions on the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) make restricted payments (dividends, redemptions and certain other payments), (iii) incur liens, (iv) enter into mergers, consolidations or acquisitions, (v) sell or otherwise dispose of property, business or assets, (vi) issue and sell preferred stock of a subsidiary, and (vii) engage in transactions with affiliates.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


   Subsequent to December 31, 1998, the Company defaulted on the convertible subordinated note and senior discount note indentures by filing for protection under Chapter 11 of the U.S. Bankruptcy Code (see note 1). As a result, these notes are due and payable upon the request of the note holders. At December 31, 1998, these notes are presented as current liabilities in the combined financial statements.

 Line of Credit

   At December 31, 1998, the Company had a $15,000,000 asset-based line of credit and a $10,000,000 term loan with Foothill which provided for up to $25,000,000 in committed credit. Aggregate borrowings under the line of credit and term loan were $24,832,437 at December 31, 1998. Interest was payable at Norwest Bank's most recently announced base rate (Reference Rate) plus 2% (9.75% at December 31, 1998) and 12% per annum, respectively. Subsequent to December 31, 1998, these rates increased due to an event of default. The default rates were the Reference Rate plus 6% and 16% per annum, respectively. The credit line and term loan were collateralized by the Company's accounts receivable and substantially all other Company assets. The line of credit and term loan were paid by the Company with the proceeds received from the sale of the Company's assets on June 30, 1999 (see note 1).

(4) Business Combinations

   During 1996, 1997 and 1998, the Company acquired assets and/or common stock of various companies providing products or services in the telecommunications industry. Each acquisition was accounted for using the purchase method of accounting and, accordingly, the net assets and results of operations are included in the combined financial statements from the date of acquisition.

   On August 21, 1996, the Company purchased TeleContinent, S.A. for $200,000. Also on August 21, 1996, the Company purchased Telegroup South Europe, Inc. Consideration for the purchase was $1,031,547 and 262,116 shares of common stock of the Company valued at $573,984, for total consideration of $1,605,531. The value of the common stock was determined by management based on information obtained from the Company's independent financial advisors. The aggregate purchase price of the acquisitions was allocated based on estimated fair values as follows:

   Current assets................................................... $  794,452
   Property and equipment...........................................     54,571
   Goodwill.........................................................  1,024,609
   Current liabilities..............................................    (68,101)
                                                                     ----------
     Total.......................................................... $1,805,531
                                                                     ==========

   During the fourth quarter of 1998, the Company recognized an impairment loss of $1,221,729 for unamortized goodwill and other long-term intangible assets relating to these subsidiaries.

   Pro forma operating results of the Company, assuming the 1996 acquisitions were consummated on January 1, 1996, do not significantly differ from reported amounts.

   On August 14, 1997, the Company acquired 60% of the common stock of, and controlling interest in, PCS Telecom, Inc. (PCS). Consideration for the purchase was $1,340,000 and 40,000 shares of unregistered common stock of the Company valued at $470,000, for total consideration of $1,810,000. PCS is a developer

                   TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       December 31, 1996, 1997 and 1998

and manufacturer of calling card platforms used by the Company and other companies. The aggregate purchase price of the acquisition was allocated based on estimated fair values as follows:

   Current assets.................................................. $ 1,279,971
   Property and equipment..........................................     534,600
   Other assets....................................................       1,855
   Goodwill........................................................   2,041,258
   Current liabilities.............................................  (2,047,684)
                                                                    -----------
     Total......................................................... $ 1,810,000
                                                                    ===========

   The minority interest deficit of 40% was included in the calculation of the Company's goodwill due to the Company recognizing 100% of PCS's net earnings or losses until the historical shareholder's equity of PCS becomes positive. No minority interest relating to PCS is reflected in the accompanying financial statements, as PCS's net assets remained at a deficit since it's acquisition.

   During the third quarter of 1998, the Company decided to significantly scale back the development and assembly of calling card platforms at PCS. This decision significantly reduced the Company's estimated future cash flows for this subsidiary. As a result of the Company's estimated shortfalls of cash flows, the Company recognized an impairment loss of $1,888,064 for unamortized goodwill relating to this subsidiary. During the fourth quarter of 1998, the Company abandoned the remaining operations of PCS. This resulted in an impairment loss on the remaining long-lived assets of $552,996.

   Pro forma operating results of the Company, assuming the PCS acquisition was consummated on January 1, 1996, do not significantly differ from reported amounts.

   On January 15, 1998, the Company acquired the operations of its Australian country coordinator. Consideration for the Australian country coordinator was $107,584 and 107,036 shares of unregistered common stock of the Company valued at $1,422,382, for total consideration of $1,529,966.

   The agreement also contained provisions which called for additional consideration if certain financial measures of the acquired operations were met subsequent to the date of acquisition. On June 5, 1998, the Company issued an additional 39,600 shares of unregistered common stock valued at $426,639 to the Australian coordinator to cancel such contingent consideration provisions in the original purchase agreement.

   The aggregate purchase price of the acquisition was allocated based on estimated fair values as follows:

   Property and equipment............................................ $   18,104
   Goodwill..........................................................  1,938,501
                                                                      ----------
     Total........................................................... $1,956,605
                                                                      ==========

   The excess of the purchase price over fair value, financial position, results of operations, comprehensive losses, and cash flows for the Australian coordinator is not included in the combined financial statements (see note 1).

   Also on January 15, 1998, the Company acquired the operations of its New Zealand country coordinator. Consideration for the New Zealand country coordinator was $105,649 and 160,554 shares of unregistered common stock of the Company valued at $2,135,368, for total consideration of $2,241,017.

                   TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       December 31, 1996, 1997 and 1998


   The agreement also contained provisions which called for additional consideration if certain financial measures of the acquired operations were met subsequent to the date of acquisition. On June 5, 1998, the Company issued an additional 59,400 shares of unregistered common stock valued at $639,959 to the New Zealand coordinator to cancel such contingent consideration provisions in the original purchase agreement.

   The aggregate purchase price of the acquisition was allocated based on estimated fair values as follows:

   Property and equipment............................................ $   18,122
   Goodwill..........................................................  2,862,854
                                                                      ----------
     Total........................................................... $2,880,976
                                                                      ==========

   The excess of the purchase price over fair value, financial position, results of operations, comprehensive losses, and cash flows for the New Zealand coordinator is not included in the combined financial statements (see note 1).

   On January 21, 1998, the Company acquired the telephone portion of the operations of its Japan country coordinator. Consideration for the Japan country coordinator was $472,500. The aggregate purchase price for this acquisition was allocated based on estimated fair values as follows:

   Current assets...................................................... $ 22,241
   Property and equipment..............................................   10,115
   Goodwill............................................................  440,144
                                                                        --------
     Total............................................................. $472,500
                                                                        ========

   During the fourth quarter of 1998, the Company recognized an impairment loss of $475,061 for unamortized goodwill and other long-term intangible assets relating to this subsidiary.

   On February 3, 1998, the Company acquired a 9.9% interest in Newsnet ITN Limited (Newsnet), an Australian-based provider of international and long-distance facsimile services, for $880,770. On May 31, 1998, the Company acquired the remaining 90.1% of Newsnet for an additional $8,909,565 bringing the total consideration paid to $9,790,335. The aggregate purchase price for this acquisition was allocated based on estimated fair values as follows:

   Current assets.................................................. $ 6,504,055
   Property and equipment..........................................     682,398
   Goodwill........................................................   8,719,794
   Current liabilities.............................................  (5,747,820)
   Non-current liabilities.........................................    (368,092)
                                                                    -----------
     Total......................................................... $ 9,790,335
                                                                    ===========

   The excess of the purchase price over fair value, financial position, results of operations, comprehensive losses, and cash flows for Newsnet is not included in the combined financial statements (see note 1).

   On February 27, 1998, the Company acquired 60% of the common stock of, and controlling interest in, Redicall Pty Limited (Redicall) for $531,751 and 7,179 shares of unregistered common stock valued at $105,254, for total consideration of $637,005. Redicall is an Australian-based entity engaged in the wholesale

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

distribution of prepaid telephone calling cards. The aggregate purchase price for this acquisition was allocated based on estimated fair values as follows:

   Current assets.................................................... $ 156,337
   Property and equipment............................................     1,672
   Deposits..........................................................     8,207
   Goodwill..........................................................   760,110
   Current liabilities...............................................  (147,532)
   Non-current liabilities...........................................  (141,789)
                                                                      ---------
     Total........................................................... $ 637,005
                                                                      =========

   The minority interest deficit of 40% was included in the calculation of the Company's goodwill due to the Company recognizing 100% of Redicall's net earnings or losses until the historical shareholder's equity of Redicall becomes positive.

   The excess of the purchase price over fair value, financial position, results of operations, comprehensive losses, and cash flows of Redicall is not included in the combined financial statements (see note 1).

   On April 20, 1998, the Company purchased South East Telecom Limited, Phone Centre Communications Limited, and Corporate Networks Limited (collectively Corporate Networks). Corporate Networks is engaged in the supply, installation, and maintenance of telecommunications equipment. Consideration for the purchase was $261,600 and 164,463 shares of unregistered common stock of the Company valued at $2,336,922, for total consideration of $2,598,522. The agreement also contained provisions which called for additional consideration based on monthly usage of telephone related services by customers over a predetermined length of time as specified in the agreement. The aggregate purchase price for this acquisition was allocated based on estimated fair values as follows:

   Current assets.................................................. $ 2,171,640
   Property and equipment..........................................     501,673
   Goodwill........................................................   3,877,964
   Current liabilities.............................................  (3,952,755)
                                                                    -----------
     Total......................................................... $ 2,598,522
                                                                    ===========

   On February 10, 1999, the Company entered into an agreement that outlined the final consideration to be paid by the Company relating to the Corporate Networks acquisition. Additional consideration of $519,027 and 323,966 shares of unregistered common stock of the Company valued at $207,338 was paid and issued by Telegroup, respectively. The $519,027 was paid by Telegroup by relieving a note receivable due from the seller of Corporate Networks. At December 31, 1998, this note receivable is included in non-current other assets in the combined financial statements.

   On June 5, 1998, the Company purchased approximately 2,500 long distance customer accounts of Mediacom Telefacilities Limited (Mediacom). Mediacom provides national and international long distance services to corporate customers throughout the United Kingdom. In accordance with the purchase agreement, the Company paid consideration of $576,100. The agreement also contained provisions which called for additional consideration based on average monthly usage of the acquired customer accounts from April 1, 1998

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

through October 31, 1998. As a result of this contingent consideration, the Company paid an additional $1,317,698 in the fourth quarter of 1998. The aggregate purchase price of $1,893,798 was allocated to goodwill and will be amortized using an accelerated method over the estimated life of the acquired customers or three years, whichever is shorter.

   During the fourth quarter of 1998, the Company recognized an impairment loss of $1,485,327 for a portion of the carrying value of goodwill relating to the purchase of the Mediacom customers.

   On August 7, 1998, the Company purchased Switch Telecom Pty Ltd (Switch Telecom). Switch Telecom is a full service telecommunications provider serving medium-sized businesses throughout Australia. Consideration for Switch Telecom was $12,952,500. The purchase price for Switch Telecom was allocated based on estimated fair values as follows:

   Current assets................................................. $  6,441,499
   Property and equipment.........................................    2,195,538
   Goodwill.......................................................   16,932,383
   Current liabilities............................................  (12,616,920)
                                                                   ------------
     Total........................................................ $ 12,952,500
                                                                   ============

   The Company, through its subsidiary Switch Telecom, purchased all the assets of Frame Relay Pty Ltd (Frame Relay). Frame Relay owns an extensive data network throughout Australia and the Pacific Rim. Consideration for Frame Relay was $3,333,000. The purchase price for Frame Relay was allocated based on estimated fair values as follows:

   Current assets................................................... $  486,716
   Property and equipment...........................................  2,862,597
   Goodwill.........................................................    657,177
   Current liabilities..............................................   (673,490)
                                                                     ----------
     Total.......................................................... $3,333,000
                                                                     ==========

   The excess of the purchase price over fair value, financial position, results of operations, comprehensive losses, and cash flows of Switch Telecom and Frame Relay are not included in the combined financial statements (see note
1).

   Pro forma operating results of the Company, assuming the 1998 acquisitions were consummated on January 1, 1997 do not differ significantly from reported amounts.

(5) Related Parties

   During 1996, the Company had a management agreement with an affiliate owned by certain shareholders of the Company whereby it paid a management fee, determined annually, plus an incentive fee based upon performance. Amounts paid under this agreement totaled $415,000. The management agreement was terminated on May 15, 1996.

   In August of 1998, the Company advanced $441,000 and $1,361,000 to its Chairman of the Board of Directors and Chief Executive Officer, respectively. These advances were repaid to the Company in September 1998 with the exception of $85,777. This remaining unpaid balance is reflected as a receivable from shareholder at December 31, 1998. No interest was earned by the Company on these advances.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


(6) Property and Equipment

   Property and equipment, including network equipment owned under capital leases of $720,782 and $669,261 in 1997 and 1998, respectively, is comprised of the following:

                                                       December 31
                                                  ---------------------- Useful
                                                     1997        1998    lives
                                                  ----------- ---------- ------
   Network equipment not in-service.............. $       --   2,118,158   --
   Land..........................................     155,707    155,707   --
   Building and leasehold improvements...........     900,660  4,439,150  2-20
   Furniture, fixtures and office equipment......     816,085  1,540,702   5-7
   Computer equipment............................  10,692,148 17,646,176     5
   Network equipment.............................  20,997,896 32,394,701     5
   Indefeasible right of use agreements..........         --  11,156,410    25
   Automobiles...................................     193,426    196,362     5
                                                  ----------- ----------
                                                   33,755,922 69,647,366
   Less accumulated depreciation, including
    amounts applicable to assets acquired under
    capital leases of $315,805 in 1997 and
    $533,241 in 1998.............................   6,383,350 14,971,262
                                                  ----------- ----------
     Net property and equipment.................. $27,372,572 54,676,104
                                                  =========== ==========

   On April 23, 1998, the Company entered into a 25-year indefeasible right of use (IRU) agreement with Cable and Wireless Communications Services Limited (Cable and Wireless) for the right to use network capacity in an under-sea fiber cable system. The Company paid $975,000 upon execution of the agreement and $8,775,000 on June 15, 1998, the date of activation. The cost of the IRU will be amortized over the life of the 25 year agreement. In addition, the Company will be responsible for its pro rata share of the cost and fees in relation to the operation and maintenance of the cable system.

   On May 21, 1998, the Company entered into an IRU agreement with Southern Cross Cable Network (Southern Cross) for the right to use network capacity in an under-sea fiber cable system. The Company paid $2,520,000 upon execution of the agreement. The IRU is scheduled to be ready for service by December 1999. Provided that the cable system is ready for service by this date, the Company will owe an additional $17,480,000, payable $2,480,000 in December 1999, and in three annual installments of $5,000,000 thereafter. Until such time as the cable system is ready for service, the Company is accounting for the initial payment of $2,520,000 as a deposit. In addition, the Company will be responsible for its pro rata share of the cost and fees in relation to the operation and maintenance of the cable system. As a result of the Company's financial and liquidity problems (see note 1), the Company does not intend to make the scheduled payments on the Southern Cross IRU. The Company is attempting to sell its interests in this IRU. The Company recorded an impairment loss of $2,020,000 in 1998 on the Southern Cross deposit.

   In October 1998, the Company developed a restructuring plan (see note 10). As part of this restructuring plan, management of the Company committed to a plan to stop providing wholesale services to customers. Certain network equipment assets and leasehold improvements were identified by the Company that supported the wholesale business exclusively. These assets are reported on the combined financial statements at the lower of net carrying value or estimated fair value less costs to sell. The net carrying value of these assets at December 31, 1998 is $1,254,354 and is included in network equipment. Upon recording these assets at the lower of net carrying value or estimated fair value, the Company recognized a loss of $1,263,991. This loss is

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

included in selling, general, and administrative expenses on the combined financial statements. No further depreciation is being recorded on these assets. The majority of these assets were sold in June 1999. All remaining assets are expected to be sold by December 1999.

   As a result of the Company's financial and liquidity problems (see note 1), management of the Company decided not to complete their Saville Systems Convergent Billing Platform. Capitalized costs of $6,414,878 relating to this billing system were recognized by the Company as an impairment loss in the fourth quarter of 1998.

   Also in the fourth quarter of 1998, the Company recognized an impairment loss of $740,775 relating to certain network equipment assets. Management concluded that the future cash flows expected from these assets were less than their net carrying value.

(7) Leases

   The Company leases certain network equipment under capital leases and certain network equipment and office space under operating leases. Future minimum lease payments under these lease agreements are summarized as follows:

                                                             Capital   Operating
                                                              leases    leases
                                                             --------  ---------
Year ending December 31:
  1999...................................................... $138,805   519,461
  2000......................................................   39,327   273,495
  2001......................................................      --    134,483
                                                             --------  --------
    Total minimum lease payments............................  178,132  $927,439
                                                                       ========
Less amount representing interest...........................  (16,993)
                                                             --------
                                                             $161,139
                                                             ========

   Rent expense under operating leases totaled $682,630, $1,423,104 and $1,896,844 for the years ended December 31, 1996, 1997 and 1998, respectively.

(8) Shareholders' Equity

 Initial Public Offering (IPO)

   On July 14, 1997, the Company consummated an IPO. The Company sold 4,000,000 shares of common stock at a price to the public of $10 per share for net proceeds of $35,640,343. On August 12, 1997, the underwriters exercised their over-allotment option and purchased an additional 450,000 shares at $10 per share which yielded net proceeds to the Company of $4,185,000.

 Stock Option Plan

   The Company has a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant nonqualified and performance-based options to employees. The Plan authorizes grants of option to purchase up to 4,750,000 shares of authorized but unissued common stock. All options subsequent to September 30, 1996 have been granted with an exercise price equal to the stock's fair market value at the date

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

of grant. All stock options have a three or ten-year term and become fully exercisable on the date of grant or in increments over a three-year vesting period. At December 31, 1998, there were 825,077 shares available for grant under the Plan.

   Stock option activity during the periods indicated is summarized below:

                                                    Weighted           Weighted
                              Shares                average   Options  average
                             reserved     Options   exercise exercis-  exercise
                            for options outstanding  price     able     price
                            ----------- ----------- -------- --------- --------
   Outstanding at January
    1, 1996................  4,000,000         --    $  --
     Granted...............  2,368,969   1,631,031     1.31
     Exercised.............        --          --       --
     Canceled..............  2,373,079      (4,110)    1.31
                             ---------   ---------
   Outstanding at December
    31, 1996...............  2,373,079   1,626,921     1.31    513,888  $1.31
                                                             =========  =====
     Granted...............  1,889,640     483,439    10.06
     Exercised.............        --     (188,367)    1.31
     Canceled..............  1,915,055     (25,415)    1.39
                             ---------   ---------
   Outstanding at December
    31, 1997...............  1,915,055   1,896,578     3.54  1,036,544  $2.21
                                                             =========  =====
     Additional shares
      authorized...........  2,665,055         --       --
     Granted...............    378,168   2,286,887    12.84
     Exercised.............        --     (537,503)    1.31
     Canceled..............    825,077    (446,909)   11.82
                             ---------   ---------
   Outstanding at December
    31, 1998...............    825,077   3,199,053   $ 9.40  1,477,270  $6.25
                             =========   =========   ======  =========  =====

   On May 19, 1998, the Company increased the number of shares available for grant under the stock option plan from 4,000,000 to 4,750,000.

                                                       Options exercisable at
        Options outstanding at December 31, 1998          December 31, 1998
   ---------------------------------------------------------------------------
                                   Weighted
                                    average
                       Number      remaining  Weighted     Number     Weighted
   Range of        outstanding at contractual average  exercisable at average
   exercise         December 31,     life     exercise  December 31,  exercise
    prices              1998        (years)    price        1998       price
   --------------  -------------- ----------- -------- -------------- --------
   $ 1.31              800,184       7.26      $ 1.31      702,324     $ 1.31
     1.31 - 2.00       138,600       9.80        1.34       25,000       1.34
     2.09 - 9.00       258,200       3.82        7.55      170,000       8.51
    10.00              427,288       8.44       10.00      308,702      10.00
    10.06 - 14.47      583,110       8.95       13.43      217,244      13.34
    14.50               10,000       9.35       14.50       10,000      14.50
    14.81              600,000       9.11       14.81          --         --
    15.00              347,671       9.33       15.00       12,000      15.00
    15.25                4,000       9.34       15.25        2,000      15.25
    16.27 - 16.28       30,000       9.18       16.28       30,000      16.28
                     ---------       ----      ------    ---------     ------
   $ 1.31 - 16.28    3,199,053       8.16      $ 9.40    1,477,270     $ 6.25
                     =========       ====      ======    =========     ======

   The Company applies the intrinsic value method prescribed by APB No. 25 in accounting for the Plan and, accordingly, compensation costs of $1,032,646, $342,380 and $285,317 have been recognized for its stock

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

options in the combined financial statements for the years ended December 31, 1996, 1997 and 1998, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been:

                             December 31,
                                 1996         December 31, 1997     December 31, 1998
                            --------------- --------------------- ---------------------
                               As     Pro       As        Pro         As        Pro
                            reported forma   reported    forma     reported    forma
                            -------- ------ ---------- ---------- ---------- ----------
   Loss before
    extraordinary item..... $118,322 79,767 13,524,361 14,296,982 81,326,763 88,620,000
                            -------- ------ ---------- ---------- ---------- ----------
   Net loss................ $118,322 79,767 23,495,176 24,267,797 81,326,763 88,620,000
                            ======== ====== ========== ========== ========== ==========

   The pro forma impact on income assumes no options will be forfeited. The pro forma effects are not representative of the effects on reported net income for future years, as most of the Company's employee stock option grants vest in increments over a period of three years.

   Under SFAS No. 123, the per-share minimum value of stock options granted in 1996 was $0.61. For the year ended December 31, 1996, the minimum value, estimated as of the grant date, does not take into account the expected volatility of the underlying stock as prescribed by SFAS No. 123 for privately held companies. The input variables used to calculate the per-share minimum value included a weighted-average risk-free interest rate of 6.43%, no expected dividend yields, and an estimated option life of 3 years.

   The per-share weighted-average fair value of stock options granted during 1997 and 1998 was $4.79 and $9.57, respectively. For the year ended December 31, 1997 and 1998, the fair value was estimated as of the grant date using the Black-Scholes option pricing model. Input variables used in the model for 1997 and 1998 included a weighted-average risk-free interest rate of 5.33% and 4.70%, respectively, no expected dividend yields, an expected volatility factor of 65% and 120%, respectively and an estimated option life of 3.05 and 3.00 years, respectively.

   Options granted during 1996 included performance based options. The compensation expense recorded for these performance based options under APB No. 25 was greater than the expense recorded if the Company had determined compensation cost under SFAS No. 123.

 Independent Agent Stock Option Plan

   During 1998, the Company adopted an incentive program for independent agents that allows these non-employees to obtain stock options for certain contributions made to the Company. Total options granted to agents were 321,400. The Company recognized commission expense of $474,241 as a result of granting these options. The weighted-average grant-date fair value of these options was approximately $1.48.

 Warrants--Private Offering

   In connection with the Private Offering, the Company issued warrants to purchase 1,160,107 shares of the Company's common stock which, at the time of closing of the Private Offering, represented 4% of the Company's fully diluted common stock. On July 2, 1997, in accordance with the provisions of the Private Offering Agreement, the warrants increased in value by 167,393 shares to represent 4.5% of the Company's fully diluted common stock. During 1998, these warrants were exercised in a cashless transaction. Total warrants exercised were 1,327,333, which represented the total warrants outstanding of 1,327,500 less 167 warrants which were canceled. The canceled warrants represent the value of the consideration (exercise price) due from the warrant holder at the time of exercise.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


 Warrants -- Forbearance Agreements

   During November and December 1998, the Company entered into forbearance agreements with certain telecommunications carriers and vendors. The forbearance agreements include terms of repayment to satisfy a portion of the amount the Company owed the carrier or vendor at a date agreed to in the agreement. At December 31, 1998, the Company owed $31,324,381 to carriers and vendors under the terms of these agreements. The amounts owed by the Company subject to the forbearance agreements is included in accounts payable in the combined financial statements. The Company is to pay the carrier or vendor the amount included in the forbearance agreement in equal installments over a three to six month period. Interest on the forbearance agreements range from 7.75% to 12.00%. At December 31, 1998, accrued interest of $381,505 relating to these agreements is included in accrued expenses on the combined financial statements. Certain forbearance agreements provide for the Company to issue warrants to the carrier or vendor upon the last monthly payment made under the agreement. The number of warrants to be issued by the Company is equal to a certain percent, ranging from 2% to 5% of the amount included in the forbearance agreement. The total number of warrants to be issued by the Company under these forbearance agreements at December 31, 1998 is 924,567. The warrants are exercisable at any time after issuance and have an exercise price of $1.00. Each warrant can be exercised for one common share of the Company's common stock. The weighted-average grant-date fair value of these warrants was $1.30.

   The Company entered into forbearance agreements with other telecommunications carriers subsequent to December 31, 1998 totaling $579,482. The total number of warrants to be issued under these forbearance agreements is 5,500, which can be exercised for one common share of the Company's common stock.

 Warrants -- Building Purchase

   During December 1998, the Company issued 11,010 warrants for partial payment on a building purchase. These warrants are exercisable through December 2001 at an exercise price of $1.00. The weighted-average grant-date fair value of these warrants was approximately $0.89. Each warrant can be exercised for one common share of the Company's common stock.

(9) Income Tax Matters

   Income tax expense (benefit) for the years ended December 31 is comprised of the following:

                                                     1996        1997      1998
                                                   ---------  ----------  ------
   Current:
     Federal...................................... $(172,478) (1,309,398)    --
     State........................................   (64,903)    (42,202)    --
     Foreign......................................       --      139,907  29,908
                                                   ---------  ----------  ------
                                                    (237,381) (1,211,693) 29,908
   Deferred:
     Federal......................................   167,066     552,571     --
     State........................................    62,867      82,596     --
     Foreign......................................       --          --      --
                                                   ---------  ----------  ------
                                                     229,933     635,167     --
                                                   ---------  ----------  ------
                                                   $  (7,448)   (576,526) 29,908
                                                   =========  ==========  ======

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

   Income tax expense (benefit) differs from the amount computed by applying the federal income tax rate of 34% to losses before taxes, as follows:

                                              1996       1997        1998
                                            --------  ----------  -----------
   Expected federal income tax (benefit)... $(42,762) (4,872,309) (27,640,931)
   State income tax (benefit), net of
    federal effect.........................   (1,344)     26,660          --
   Increase in valuation allowance, net of
    amount allocated to extraordinary
    item...................................      --    3,695,829   21,354,691
   Foreign and unconsolidated subsidiary,
    net operating losses...................      --      853,407    7,636,991
   Stock options exercised.................      --     (416,960)  (2,438,767)
   Nondeductible goodwill..................      --        3,537      747,464
   Other nondeductible expenses, net.......   36,658     133,310      370,960
                                            --------  ----------  -----------
                                            $ (7,448)   (576,526)      29,908
                                            ========  ==========  ===========

   The tax effect of significant temporary differences giving rise to deferred income tax assets and liabilities as of December 31 are shown below:

                                                        1997         1998
                                                     -----------  -----------
   Deferred income tax liabilities:
     Property and equipment, principally
      depreciation adjustments...................... $ 1,404,074    1,898,908
     Capitalized software...........................     605,321    1,133,747
     Unearned foreign exchange difference...........         323       13,483
                                                     -----------  -----------
       Total gross deferred tax liabilities.........   2,009,718    3,046,138
                                                     -----------  -----------
   Deferred income tax assets:
     Allowance for credit losses....................   2,115,503    1,061,404
     Accrued compensation...........................     603,001      631,116
     Net operating loss carryforward................   4,986,678   28,092,567
     Charitable contribution carryforward...........         --       151,339
     Unearned revenue...............................      65,552        9,062
     Amortization of goodwill.......................         --       246,251
     Tax credit carryforward........................     248,985      249,150
     Other..........................................     106,044       75,985
                                                     -----------  -----------
       Total gross deferred tax assets..............   8,125,763   30,516,874
   Less valuation allowance.........................  (6,116,045) (27,470,736)
                                                     -----------  -----------
       Net deferred tax assets......................   2,009,718    3,046,138
                                                     -----------  -----------
       Net deferred tax asset (liability)........... $       --           --
                                                     ===========  ===========

   The valuation allowance for deferred tax assets as of December 31, 1997 and 1998 was $6,116,045 and $27,470,736, respectively. The net change in the total valuation allowance for the years ended December 31, 1997 and 1998 was an increase of $6,116,045 and $21,354,691, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset,

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

the Company will need to generate future taxable income of approximately $80,000,000 prior to the expiration of the net operating loss carryforwards in 2018. Taxable loss for the years ended December 31, 1997 and 1998 was approximately $22,000,000 and $68,500,000, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, a valuation allowance has been established for the Company's net deferred tax assets as of December 31, 1997 and 1998.

   At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $82,600,000, which are available to offset future federal taxable income, if any, through 2018. In addition, the Company has alternative minimum tax credit carryforwards of approximately $249,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

(10) Restructuring Plan

   In the fourth quarter of 1998, the Company recorded provisions of $2,060,770 for restructuring expenses. These expenses are included in selling, general, and administrative expenses in the combined financial statements. Included in this charge are severance and other costs of $1,938,501 and costs related to losses on contractual obligations of $122,269. The Company's restructuring plan commitments in 1998, which are expected to be fully completed in 1999, included initiatives to cease all activities related to the strategy to create a multi-service network, including terminating all employees assigned specifically to this task and abandoning all contractual obligations. The restructuring plan also committed to terminate and pay severance to certain personnel. As part of the restructuring initiative, 130 employees have been eliminated from the Company as of December 31, 1998. The remaining restructuring accrual of $1,256,628 at December 31, 1998 is included with accrued expenses in the combined financial statements.

(11) Commitments and Contingencies

 Commitments with Telecommunications Companies

   The Company has a $3,000,000 usage commitment with MFS/WorldCom in Frankfurt, Germany, to use MFS/WorldCom's fiber-optic network in its delivery of telecommunications services. This agreement began on September 5, 1997 and extends through June 30, 1999. A charge to cost of revenues of $2,150,496 was recognized by the Company for a shortfall in the usage commitment during December 1998.

   The Company also has a two-year minimum usage commitment of $55,000,000 with WorldCom which began on May 1, 1998.

   The Company has an agreement with Epoch Networks, Inc. for internet services, with a minimum usage commitment of $875,000 over the next two years. This agreement began June 1, 1998. A charge to cost of revenues of $875,000 was recognized by the Company for a shortfall in the usage commitment during December 1998.

   Shortfalls in usage commitments, if any, are recorded as cost of revenues in the period identified.

 Letters of Credit

   The Company has outstanding irrevocable letters of credit in the amount of $418,520 as of December 31, 1998 with certain lessors and carriers. These letters of credit, which have expiration dates from March 15, 1999 through June 15, 1999, collateralize the Company's obligations for lease commitments and network usage on

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998

the carriers' networks. The fair value of these letters of credit is estimated to be the same as the contract values based on the nature of the arrangement with the issuing banks.

 Retirement Plan

   Effective January 1, 1996, the Company adopted the Telegroup, Inc. 401(k) Retirement Savings Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan covering all employees of the Company who have one year of service and have attained the age of twenty-one. Participants may contribute up to 15% of their base pay in pretax dollars. The Company will match employee contributions on a discretionary basis. Vesting in Company contributions is 100% after five years in the 401(k) Plan. The Company made no contributions to the 401(k) Plan in 1996, 1997 and 1998.

 Litigation

   The Company is a party to certain litigation which has arisen in the ordinary course of business. The most significant of these is described below.

   Subsequent to December 31, 1998, the Company was contacted by Cygnus Telecommunications Technology (Cygnus) asserting that the Company has infringed upon its patent rights. Cygnus is currently seeking relief from the automatic stay provision of the Bankruptcy Code (see note 1) to proceed with the infringement suit asserting an administrative claim of $1,200,000 against the Company. While it is not possible to predict with certainty the outcome of the litigation pending against the Company, it is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the financial statements of the Company.

 Other Commitments

   On August 3, 1998, the Company entered into a Construction and Maintenance Agreement (C&MA) to build the Japan-U.S. Cable Network, an under-sea cable system that will connect Japan and the U.S. by mid-year 2000. Under the C&MA, the Company is committed to pay approximately $2,200,000 for ownership of its 0.17% share of this trans-Pacific cable over the next two years. The Company does not intend to make any future payments on this agreement.

(12) Business Segment and Significant Customer

   The Company operates in a single industry segment. The geographic origin of revenue is as follows:

                                                  Year ended December 31,
                                            ------------------------------------
                                                1996        1997        1998
                                            ------------ ----------- -----------
   United States........................... $ 60,360,882 124,195,135 164,413,294
   Europe..................................   81,137,404  96,725,712 107,308,784
   Pacific Rim.............................   42,185,403  81,248,379  56,473,521
   Other...................................   29,523,820  30,931,649  31,736,088
                                            ------------ ----------- -----------
                                            $213,207,509 333,100,875 359,931,687
                                            ============ =========== ===========

   All revenue was derived from unaffiliated customers. For the years ended December 31, 1996 and 1997, approximately 12% and 13%, respectively, of the Company's total revenues were derived from a single customer. There were no customers representing over 10% of total revenues during 1998.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                        December 31, 1996, 1997 and 1998


(13) Consideration Given In-Lieu of Future Commissions

   On January 15, 1998, the Company prepaid sales commissions owed to certain independent sales agents. Total consideration was $700,000 and 40,000 shares of unregistered common stock valued at $565,000.

   On April 30, 1998, the Company prepaid sales commissions owed to an independent sales agent. Total consideration was $210,000.

   On May 31, 1998, the Company prepaid sales commissions owed to its Latin American coordinator. Consideration was 25,294 shares of unregistered common stock valued at $337,193.

   On June 30, 1998, the Company entered into an agreement to prepay commissions owed to an independent sales agent. Total consideration paid on June 30, 1998 was $1,100,000. Per the agreement, common stock valued at $1,000,000 was to be issued. On August 29, 1998, the agreement was amended. Instead of common stock valued at $1,000,000, the Company agreed to issue 85,179 shares of registered common stock valued at $574,671 and a promissory note for $500,000. The promissory note bears interest at 8.0% per annum. At December 31, 1998, $360,575 remains outstanding on this note and is included in long-term debt on the financial statements.

   On September 18, 1998, the Company prepaid sales commissions owed to a country coordinator. Total consideration was 31,264 shares of unregistered common stock valued at $115,370.

   The consideration given by the Company for the prepayment of these commissions is being amortized to selling, general and administrative expenses using an accelerated method over the estimated life of the agent or coordinator's customers or three years, whichever is shorter.

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                            COMBINED BALANCE SHEETS
                      December 31, 1998 and March 31, 1999

                                                      December 31,     March 31,
                                                          1998           1999
                                                      -------------  -------------
                       Assets                           (audited)     (unaudited)
Current assets:
  Cash and cash equivalents.......................... $  19,101,837     14,118,503
  Accounts receivable and unbilled services, less
   allowance for credit losses of $4,423,308 at
   December 31, 1998 and $5,582,388 at
   March 31, 1999....................................    52,492,330     40,623,867
  Prepaid expenses and other assets..................     3,194,644     11,562,433
  Receivables from shareholders......................        85,777            --
  Receivables from employees.........................        54,901         44,633
                                                      -------------  -------------
    Total current assets.............................    74,929,489     66,349,436
                                                      -------------  -------------
Net property and equipment...........................    54,676,104     51,881,283
                                                      -------------  -------------
Other assets:
  Deposits and other assets..........................     4,418,531      3,583,161
  Goodwill, net of amortization of $223,458 at
   December 31, 1998 and $355,080 at March 31, 1999..     4,148,679      4,610,327
  Capitalized software, net of amortization..........     3,334,549      2,350,056
  Debt issuance costs, net of amortization...........     3,513,108      3,365,482
                                                      -------------  -------------
                                                         15,414,867     13,909,026
                                                      -------------  -------------
    Total assets..................................... $ 145,020,460  $ 132,139,745
                                                      =============  =============
   Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
  Accounts payable................................... $  88,602,750     81,537,529
  Commissions payable................................     4,173,700      3,054,966
  Accrued expenses...................................     6,551,162      8,757,396
  Notes payable......................................    24,832,437     25,234,421
  Customer deposits..................................       693,781        639,691
  Unearned revenue...................................       153,430        115,215
  Current portion of capital lease obligations.......       123,656        124,195
  Current portion of long-term debt..................   111,130,591    113,130,460
                                                      -------------  -------------
    Total current liabilities........................   236,261,507    232,593,873
                                                      -------------  -------------
Capital lease obligations, excluding current por-
 tion................................................        37,483         30,564
Long-term debt, excluding current portion............       118,677        107,194
Common stock, no par or stated value; 150,000,000
 shares authorized, 33,689,785 and 33,851,728 issued
 and outstanding at December 31, 1998 and March 31,
 1999, respectively..................................           --             --
Additional paid-in capital...........................    63,313,048     63,521,300
Retained deficit.....................................  (155,267,829)  (164,224,629)
Accumulated other comprehensive income...............       557,574        111,443
                                                      -------------  -------------
    Total shareholders' equity (deficit).............   (91,397,207)  (100,591,886)
                                                      -------------  -------------
Commitments and contingencies
    Total liabilities and shareholders' equity (defi-
     cit)............................................ $ 145,020,460    132,139,745
                                                      =============  =============

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       COMBINED STATEMENTS OF OPERATIONS
                   Three months ended March 31, 1998 and 1999
                                  (unaudited)

                                                          1998         1999
                                                      ------------  ----------
Revenues:
  Retail............................................. $ 54,644,211  59,607,224
  Wholesale..........................................   28,846,014   4,947,228
                                                      ------------  ----------
    Total revenues...................................   83,490,225  64,554,452
Cost of revenues.....................................   66,940,491  43,448,399
                                                      ------------  ----------
    Gross profit.....................................   16,549,734  21,106,053
                                                      ------------  ----------
Operating expenses:
  Selling, general and administrative expenses.......   23,464,359  21,227,910
  Depreciation and amortization......................    2,098,760   3,499,058
  Stock option-based compensation....................       85,595         --
                                                      ------------  ----------
    Total operating expenses.........................   25,648,714  24,726,968
                                                      ------------  ----------
    Operating loss ..................................   (9,098,980) (3,620,915)
Other income (expense):
  Interest expense...................................   (2,490,005) (3,910,386)
  Interest income....................................    1,123,819     145,213
  Foreign currency transaction gain (loss)...........     (135,306)    149,587
  Other..............................................       42,565      65,436
                                                      ------------  ----------
    Loss before income taxes ........................  (10,557,907) (7,171,065)
Income tax expense...................................      (87,880)   (117,331)
                                                      ------------  ----------
    Net loss......................................... $(10,645,787) (7,288,396)
                                                      ============  ==========

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                  COMBINED STATEMENTS OF COMPREHENSIVE LOSSES
                   Three months ended March 31, 1998 and 1999
                                  (unaudited)

                                                         1998         1999
                                                     ------------  ----------
Net loss............................................ $(10,645,787) (7,288,396)
Foreign currency translation adjustment, net of
 tax................................................     (162,913)   (446,131)
                                                     ------------  ----------
    Comprehensive loss.............................. $(10,808,700) (7,734,527)
                                                     ============  ==========

                    TELEGROUP, INC. AND CERTAIN SUBSIDIARIES

                       COMBINED STATEMENTS OF CASH FLOWS
                   Three months ended March 31, 1998 and 1999
                                  (unaudited)

                                                          1998         1999
                                                      ------------  ----------
Cash flows from operating activities:
  Net loss........................................... $(10,645,787) (7,288,396)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
    Depreciation and amortization....................    2,098,760   3,499,058
    Loss on sale of equipment........................          378     131,675
    Provision for credit losses on accounts
     receivable......................................    1,369,658   2,652,876
    Accretion of debt discounts......................    1,969,473   2,181,402
    Stock option-based compensation expense..........       85,595         --
  Changes in operating assets and liabilities,
   excluding the effects of business combinations:
    Accounts receivable and unbilled services........    5,070,133   9,215,587
    Prepaid expenses and other assets................    1,015,181  (8,367,789)
    Deposits and other assets........................   (2,539,503)    835,370
    Accounts payable, commissions payable and accrued
     expenses........................................     (776,218) (5,977,721)
    Unearned revenue.................................      (90,953)    (38,215)
    Customer deposits................................      301,786     (54,090)
                                                      ------------  ----------
      Net cash used in operating activities..........   (2,141,497) (3,210,243)
                                                      ------------  ----------
Cash flows from investing activities:
  Purchases of equipment.............................   (5,708,070)   (151,344)
  Sales of securities available-for-sale.............    9,208,572         --
  Proceeds from sale of equipment....................          250     194,155
  Capitalization of software.........................     (394,068)        --
  Cash paid in business combinations, net of cash
   acquired..........................................     (424,050)        --
  Net change in receivables from shareholders and
   employees.........................................       41,999      96,045
                                                      ------------  ----------
      Net cash provided by investing activities......    2,724,633     138,856
                                                      ------------  ----------
Cash flows from financing activities:
  Net proceeds from notes payable....................          --      401,984
  Debt issuance costs................................     (164,194)        --
  Net proceeds from options exercised................      579,489         --
  Net principal payments on other long-term
   borrowings........................................      (22,099)   (193,016)
  Principal payments under capital lease
   obligations.......................................      (40,054)     (6,380)
  Proceeds received on note due from shareholders....       31,420         --
                                                      ------------  ----------
      Net cash provided by financing activities......      384,562     202,588
                                                      ------------  ----------
Exchange rate changes................................     (162,913)   (446,131)
Carve-out of uncombined subsidiaries.................   (5,100,079) (1,668,404)
Shares issued in connection with business
 combinations of uncombined subsidiaries.............    4,056,504         --
                                                      ------------  ----------
      Net decrease in cash and cash equivalents......     (238,790) (4,983,334)
                                                      ------------  ----------
Cash and cash equivalents at beginning of year.......   72,763,095  19,101,837
                                                      ------------  ----------
Cash and cash equivalents at end of year............. $ 72,524,305  14,118,503
                                                      ============  ==========
Supplemental disclosures of cash flow information:
  Interest paid...................................... $     20,532     718,592
                                                      ============  ==========
  Income taxes paid.................................. $     10,370         --
                                                      ============  ==========
Supplemental disclosures of noncash investing and
 financing activities:
  Common stock issued in connection with business
   combinations...................................... $  4,056,504     208,252
                                                      ============  ==========
  Common stock issued in-lieu of future sales
   commissions....................................... $    565,000         --
                                                      ============  ==========

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TresCom International, Inc.

   We have audited the accompanying consolidated balance sheets of TresCom International, Inc. and its subsidiaries (TresCom) as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of TresCom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TresCom International, Inc. and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
February 27, 1998

                          TRESCOM INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              December 31,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                             (In thousands,
                                                            except share and
                                                             per share data)
ASSETS
Current assets:
  Cash and cash equivalents................................ $  1,481  $  6,020
  Accounts receivable, net of allowance for doubtful
   accounts of $8,149 and $7,588, respectively.............   31,743    29,063
  Other current assets.....................................    2,406     3,441
                                                            --------  --------
    Total current assets...................................   35,630    38,524
Property and equipment, at cost:
  Transmission and communications equipment................   29,720    24,691
  Furniture, fixtures and other............................    9,620     5,600
                                                            --------  --------
                                                              39,340    30,291
Less accumulated depreciation and amortization.............   (9,668)   (5,755)
                                                            --------  --------
                                                              29,672    24,536
Other assets:
  Customer bases, net of accumulated amortization of $2,385
   and $1,358, respectively................................    3,274     3,806
  Excess of cost over net assets of businesses acquired,
   net of accumulated amortization of $3,508 and $2,368,
   respectively............................................   38,826    34,260
  Other....................................................    1,027       484
                                                            --------  --------
    Total assets........................................... $108,429  $101,610
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................................... $  1,237  $  2,758
  Accrued network costs....................................   19,497    19,546
  Other accrued expenses...................................    6,365     5,395
  Long-term obligations due within one year................    1,098       817
  Deferred revenue and other current liabilities...........    1,689     1,807
                                                            --------  --------
    Total current liabilities..............................   29,886    30,323
Long-term obligations (Notes 3 and 4)......................   19,593     3,965
Shareholders' equity:
  Preferred stock, $.01 par value per share; 1,000,000
   shares authorized, no shares issued and outstanding.....      --        --
  Common stock, $.0419 par value per share; 50,000,000
   shares authorized; 12,104,960 and 11,804,675 shares
   issued and outstanding, respectively....................      505       493
  Deferred compensation....................................     (551)     (808)
  Additional paid-in capital...............................  108,354   106,140
  Accumulated deficit......................................  (49,358)  (38,503)
                                                            --------  --------
    Total shareholders' equity.............................   58,950    67,322
                                                            --------  --------
    Total liabilities and shareholders' equity............. $108,429  $101,610
                                                            ========  ========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Twelve Months Ended
                                                    December 31,
                                          -----------------------------------
                                             1997         1996        1995
                                          -----------  ----------  ----------
                                             (In thousands, except share
                                                 and per share data)
Revenues................................. $   157,641  $  139,621  $  102,641
Cost of services.........................     124,365     106,928      74,679
                                          -----------  ----------  ----------
Gross profit.............................      33,276      32,693      27,962
Selling, general and administrative
 (Notes 2, 9 and 12).....................      36,386      30,808      32,437
Depreciation and amortization............       6,599       4,928       3,961
                                          -----------  ----------  ----------
Operating loss...........................      (9,709)     (3,043)     (8,436)
Interest and other expenses, net.........       1,146         578       3,191
                                          -----------  ----------  ----------
Loss before extraordinary item...........     (10,855)     (3,621)    (11,627)
Extraordinary loss on early
 extinguishment of debt..................         --        1,956         --
                                          -----------  ----------  ----------
Net loss................................. $   (10,855) $   (5,577) $  (11,627)
                                          ===========  ==========  ==========
Net loss applicable to common stock...... $   (10,855) $   (6,267) $  (16,504)
                                          ===========  ==========  ==========
Basic and diluted per share data:
 Loss before extraordinary item.......... $     (.91)  $     (.41) $    (5.29)
 Extraordinary item......................         --         (.18)        --
                                          -----------  ----------  ----------
Net loss per share of common stock....... $     (.91)  $     (.59) $    (5.29)
                                          ===========  ==========  ==========
Weighted average number of shares of
 common stock outstanding................  11,890,047  10,671,096   3,119,590
                                          ===========  ==========  ==========


                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 Preferred Stock                         Common Stock
                   --------------------------------------------- ----------------------------
                                         Accrued                                   Additional
                                        Undeclared     Stock                        Paid-in     Deferred   Accumulated
                    Shares     Amount   Dividends  Subscriptions   Shares   Amount  Capital   Compensation   Deficit
                   ---------  --------  ---------- ------------- ---------- ------ ---------- ------------ -----------
                                                   (In thousands, except share data)
Balance at
 December 31,
 1994............    283,594  $ 28,359   $ 1,652       $ 511        202,864  $  9   $     76    $   --      $(15,732)
Issuance of
 Common Stock....        --        --        --          --       2,183,799    91        824        --           --
Issuance of
 Preferred Stock:
 Series A........      1,467       147       --          --             --    --         --         --           --
 Series C........    151,421    15,142       --         (511)           --    --         --         --           --
Accrued dividends
 on Preferred
 Stock...........        --        --      4,877         --             --    --         --         --        (4,877)
Grant of stock
 options.........        --        --        --          --             --    --         796       (796)         --
Non-cash
 compensation....        --        --        --          --             --    --         --         139          --
Issuance of
 Common Stock
 Warrants........        --        --        --          --             --    --       2,428        --           --
Net loss.........        --        --        --          --             --    --         --         --       (11,627)
                   ---------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
 December 31,
 1995............    436,482    43,648     6,529         --       2,386,663   100      4,124       (657)     (32,236)
Conversion of
 Preferred Stock
 to Common Stock
 and accrued
 dividends.......   (436,482)  (43,648)   (7,219)        --       4,558,155   191     50,676        --           --
Accrued dividends
 on Preferred
 Stock...........        --        --        690         --             --    --         --         --          (690)
Initial public
 offering of
 Common Stock....        --        --        --          --       4,545,455   190     50,537        --           --
Costs associated
 with initial
 public offering
 of Common
 Stock...........        --        --        --          --             --    --      (2,160)       --           --
Grant of stock
 options.........        --        --        --          --             --    --       1,701     (1,701)         --
Non-cash
 compensation
 expense.........        --        --        --          --             --    --         --       1,264          --
Exercise of stock
 options.........        --        --        --          --         141,988     6         54        --           --
Forfeiture of
 stock options...        --        --        --          --             --    --        (286)       286          --
Net loss.........        --        --        --          --             --    --         --         --        (5,577)
Common Stock
 issued in
 connection with
 acquisitions....        --        --        --          --         172,414     6      1,494        --           --
                   ---------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
 December 31,
 1996............        --        --        --          --      11,804,675   493    106,140       (808)     (38,503)
Non-cash
 compensation
 expense.........        --        --        --          --             --    --         --         257          --
Exercise of stock
 options.........        --        --        --          --          16,769     1          6        --           --
Common stock
 issued in
 connection with
 acquisitions....        --        --        --          --         283,516    11      2,208        --           --
Net loss.........        --        --        --          --             --    --         --         --       (10,855)
                   ---------  --------   -------       -----     ----------  ----   --------    -------     --------
Balance at
 December 31,
 1997............        --   $    --    $   --        $ --      12,104,960  $505   $108,354    $  (551)    $(49,358)
                   =========  ========   =======       =====     ==========  ====   ========    =======     ========
                       Total
                   Shareholders'
                      Equity
                   -------------
Balance at
 December 31,
 1994............    $ 14,875
Issuance of
 Common Stock....         915
Issuance of
 Preferred Stock:
 Series A........         147
 Series C........      14,631
Accrued dividends
 on Preferred
 Stock...........         --
Grant of stock
 options.........         --
Non-cash
 compensation....         139
Issuance of
 Common Stock
 Warrants........       2,428
Net loss.........     (11,627)
                   -------------
Balance at
 December 31,
 1995............      21,508
Conversion of
 Preferred Stock
 to Common Stock
 and accrued
 dividends.......         --
Accrued dividends
 on Preferred
 Stock...........         --
Initial public
 offering of
 Common Stock....      50,727
Costs associated
 with initial
 public offering
 of Common
 Stock...........      (2,160)
Grant of stock
 options.........         --
Non-cash
 compensation
 expense.........       1,264
Exercise of stock
 options.........          60
Forfeiture of
 stock options...         --
Net loss.........      (5,577)
Common Stock
 issued in
 connection with
 acquisitions....       1,500
                   -------------
Balance at
 December 31,
 1996............      67,322
Non-cash
 compensation
 expense.........         257
Exercise of stock
 options.........           7
Common stock
 issued in
 connection with
 acquisitions....       2,219
Net loss.........     (10,855)
                   -------------
Balance at
 December 31,
 1997............    $ 58,950
                   =============

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Twelve Months Ended
                                                          December 31,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
                                                         (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before extraordinary item...................  $(10,855) $ (3,621) $(11,627)
Extraordinary loss on early extinguishment of
 debt............................................       --     (1,956)      --
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization..................     6,599     4,928     3,961
  Non-cash interest expense......................       --        431       607
  Non-cash interest expense on note to
   shareholder...................................       --        297       --
  Non-cash compensation..........................       257     1,264       139
  Changes in operating assets and liabilities,
   net of effects of acquisitions:
    Accounts receivable..........................    (2,118)  (11,770)   (5,511)
    Other current assets.........................     1,045    (2,139)     (943)
    Accounts payable.............................    (2,805)      564    (2,307)
    Accrued network costs........................       (49)    7,911     1,180
    Other accrued expenses.......................      (772)      754    (1,942)
    Deferred revenue and other current
     liabilities.................................    (1,427)    1,513       --
                                                   --------  --------  --------
Net cash used in operating activities............   (10,125)   (1,824)  (16,443)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment..............    (6,914)   (8,086)   (5,637)
Expenditures for line installations..............      (577)     (144)     (418)
Cash paid for purchases of businesses, net.......    (1,201)     (522)      --
                                                   --------  --------  --------
Net cash used in investing activities............    (8,692)   (8,752)   (6,055)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock.......       --     50,727       915
Costs relating to initial public offering........       --     (2,160)      --
Proceeds from the issuance of preferred stock....       --        --     14,778
Proceeds from debt...............................       --        --      7,572
Proceeds from issuance of warrants associated
 with debt.......................................       --        --      2,428
Proceeds from revolving credit agreement, net....    15,645       --        --
Payment of loan acquisition costs................      (482)      (86)     (533)
Repayment of cash overdraft......................       --        --       (382)
Repayment of revolving credit facility...........       --    (24,173)      --
Repayment of sellers' note.......................       --     (1,000)      --
Repayment of notes payable to stockholder........       --     (8,476)      --
Repayment of debt................................       (15)      (18)      (27)
Proceeds from stock option exercise..............         7        60       --
Principal payments on capital lease obligations..      (877)     (330)     (201)
                                                   --------  --------  --------
Net cash provided by financing activities........    14,278    14,544    24,550
                                                   --------  --------  --------
Net change in cash and cash equivalents..........    (4,539)    3,968     2,052
Cash and cash equivalents at beginning of
 period..........................................     6,020     2,052       --
                                                   --------  --------  --------
Cash and cash equivalents at end of period.......  $  1,481  $  6,020  $  2,052
                                                   ========  ========  ========
Interest paid....................................  $    806  $  1,352  $  2,257
                                                   ========  ========  ========
Capital lease obligations incurred...............  $  1,156  $  4,310  $    --
                                                   ========  ========  ========

                            See accompanying notes.

                          TRESCOM INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (In Thousands, Except Share and Per Share Data)

1. BUSINESS

 Organization and Basis of Presentation

   TresCom International, Inc. (TresCom) was incorporated in Florida on December 8, 1993 as TeraCom Communications, Inc. Effective June 30, 1994, TresCom changed its name to TresCom International, Inc.

   TresCom is a facilities-based long-distance telecommunications carrier focused on international long- distance traffic. TresCom offers telecommunications services, including direct dial "1 plus" and toll-free long distance, calling and debit cards, international toll-free service, 24-hour bilingual operator services, intra-island local service in Puerto Rico, private lines, frame relay, international inbound service, international country to country calling services and international callthrough from selected markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of TresCom and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

 Cash and Cash Equivalents

   TresCom considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair market value.

 Property and Equipment

   Property and equipment is recorded at cost. Depreciation and amortization is provided for financial reporting purposes using the straight-line method over the following estimated useful lives:

       Transmission and communications equipment.................. 3 to 20 years
       Furniture, fixtures and other.............................. 3 to 7 years

   The costs of software and software upgrades purchased for internal use are capitalized. Significant capital projects are constantly being initiated as TresCom continues to expand its network. Beginning in 1996, a substantial amount of employee time was required to properly plan, install, test and certify the equipment associated with these projects. In connection with these projects, TresCom capitalized $1,229 and $1,450 in direct and indirect employee costs during 1997 and 1996, respectively.

 Change in Accounting Estimate

   During the first quarter of 1997, TresCom changed the estimated useful life of fiber optic undersea cables from 10 to 20 years to conform to the predominant industry standard. The change in depreciation expense

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

associated with the revised estimated useful life of fiber optic undersea cables was approximately $120 for 1997.

 Advertising

   Pursuant to American Institute of Certified Public Accountants (AICPA) Statement of Position No. 93-7, "Reporting on Advertising Costs," TresCom expenses advertising costs as incurred except for direct-response advertising costs, which are capitalized and amortized over the expected period of future benefit. Direct-response advertising programs were implemented during 1996 and consist of fees paid to various telemarketing entities and internal costs of performing telemarketing activities. The capitalized costs are amortized over a nine month period beginning in the month revenues associated with those costs are first generated.

   At December 31, 1997 and 1996, advertising costs totaling $770 and $1,390, respectively, were recorded as other current assets. Advertising expense for the years ended December 31, 1997, 1996 and 1995 were $4,865, $2,047 and $1,359, respectively.

 Other Assets

   The excess of cost over net assets of businesses acquired represents the excess of the consideration paid over the fair value of the net assets acquired and is amortized on a straight-line basis over 35 years. Customer bases are recorded based on the estimated value of the customer bases acquired in the acquisition of businesses and are amortized on a straight-line basis over periods ranging from three to seven years.

   Other assets are periodically reviewed by TresCom for impairments where the fair value is less than the carrying value.

   Legal expenses and other direct costs incurred in connection with obtaining financing agreements are deferred and amortized over the life of the financing agreements. Such capitalized costs amounted to $482 and $86 during the years ended December 31, 1997 and 1996, respectively. Accumulated amortization of deferred financing costs was $133 and $10 at December 31, 1997 and 1996, respectively.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

   Revenues are derived primarily from the provision of long-distance telecommunications services and are recognized when the services are provided. In 1997, TresCom recognized $543 of revenue from the sale of excess Indefeasible Rights of Use (IRU) on undersea digital fiber optic transmission cables.

 Cost of Services

   Cost of services include payments to local exchange carriers (LECs), interexchange carriers, post, telegraph and telephone organizations (PTTs) and telecommunications administrations (TAs) primarily for access and transport charges.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

 Concentrations of Credit Risk and Major Customers

   TresCom derives a majority of its operating revenues from wholesale customers as well as commercial customers in Florida, New York, St. Thomas and Puerto Rico. Financial instruments which potentially subject TresCom to concentrations of credit risk consist principally of accounts receivable. TresCom's allowance for doubtful accounts is based upon management's estimates and historical experience. In situations where TresCom deems appropriate, prepayment and/or cash deposits or letters of credit are required for the provision of services.

 Income Taxes

   TresCom accounts for income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

 New Accounting Pronouncements

   In 1996, TresCom adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). The adoption of SFAS 121 did not have any effect on the financial statements. In 1996, TresCom also adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) (See Note 5).

   In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (see Note 13). Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

   Comparative net loss per share data have been restated for prior periods. In connection therewith, common stock, options and warrants issued within one year prior to the original filing of TresCom's initial public offering (the IPO) at prices below the IPO price, which had previously been considered outstanding for all periods presented even though antidilutive, have been reflected in the computations of basic and diluted net loss per share in accordance with Statement of Financial Accounting Standards No. 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98, issued February 3, 1998. Such common stock has been treated as outstanding only since issuance, and options and warrants have been excluded from the computations as they are considered antidilutive.

   In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" which are both effective for fiscal years beginning after December 15, 1997. Management believes that the adoption of SFAS 130 and SFAS 131 will not have a material adverse effect on TresCom's consolidated financial statements.

 Reclassification

   Certain prior year amounts have been reclassified to conform with current year presentation.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)


3. LONG-TERM OBLIGATIONS

   A summary of long-term obligations is as follows:

                                                                 December 31,
                                                                --------------
                                                                 1997    1996
                                                                ------- ------
   Revolving Credit Agreement
    Interest payable monthly at rates based upon the lender's
    commercial lending rate plus .50% (8.75% at December 31,
    1997), maturing in July 2002............................... $15,645 $  --
   Loans payable to the Small Business Administration, bearing interest at 4%, due in monthly principal and interest
    payments of $3 through February 2015, collateralized by a
    security agreement covering certain assets.................     401    416
   Capital leases bearing interest at rates ranging from 9% to
    11% and payable in monthly installments totaling $129......   4,645  4,366
                                                                ------- ------
                                                                 20,691  4,782
   Less amounts due within one year............................   1,098    817
                                                                ------- ------
                                                                $19,593 $3,965
                                                                ======= ======

   In November 1994, a wholly-owned subsidiary of TresCom obtained from a bank a revolving credit facility (the Bank Facility) with an aggregate commitment of $27,000, which expired on June 30, 1996. On February 16, 1996, TresCom repaid all outstanding amounts borrowed under the Bank Facility. Extraordinary expense of $432 was recognized to write-off the remaining deferred financing costs associated with the Bank Facility.

   Under the terms of the Bank Facility, TresCom was required to maintain at least 50% of its debt on a fixed rate basis and, as a result, entered into an interest rate swap agreement and interest rate cap agreement (the Instruments) with the lending bank to convert variable interest rate payments to fixed payments. The estimated fair value (i.e., the net present value of the amount TresCom was required to pay the counterpart over the remaining term of the agreement) of the Instruments, based upon the quoted market price provided by the financial institution was $562 at December 31, 1995. On September 18, 1996, when the net settlement value was $302, the Instruments were paid off in full.

   In October and November 1995, TresCom borrowed $7,000 and $3,000, respectively, under one-year notes bearing interest at 12% compounded quarterly from a major shareholder of TresCom. In connection with these notes, TresCom issued a warrant to purchase 358,034 shares of Common Stock at an exercise price of $0.42 per share. The warrants are exercisable immediately and expire on October 2, 2007. Of the $10,000 in borrowings, approximately $2,400 has been allocated to the value of the warrants. On February 14, 1996, TresCom repaid the entire balance relating to the notes. Accordingly, extraordinary interest expense in the amount of $1,524 was recognized in the first quarter of 1996.

   During the third quarter of 1996, TresCom established a relationship with a commercial bank to provide asset financing. TresCom utilized approximately $4,310 in the fourth quarter of 1996 for capital projects. An additional $1,156 was utilized in the second quarter of 1997.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)


   During the fourth quarter of 1996, TresCom established a $5,000 line of credit with a commercial bank (the Credit Facility) secured by certain accounts receivable. The Credit Facility, as amended on March 27, 1997, contained standard debt covenants relating to financial position and performance, as well as restrictions on the declaration and payment of dividends. Through July 31, 1997, TresCom was either in compliance or received waivers with respect to all covenants under the Credit Facility.

   On July 31, 1997, TresCom entered into a Revolving Credit Agreement (the Revolving Credit Agreement) secured by TresCom's accounts receivable and certain intangible assets. The maximum borrowing under this agreement is $25,000; however, the amount available to be borrowed is based upon TresCom's pledged accounts receivable and intangible assets.

   On July 31, 1997, all borrowings under the Credit Facility were repaid in full with borrowings under the Revolving Credit Agreement and the Credit Facility was terminated. As of December 31, 1997, availability under the Revolving Credit Agreement was approximately $19,702, of which $15,645 (including approximately $600 of letters of credit) had been utilized. At December 31, 1997, TresCom was in compliance with all covenants under the Revolving Credit Agreement.

   Principal payments on all debt obligations are:

   1998................................................................ $    17
   1999................................................................      17
   2000................................................................      18
   2001................................................................      19
   2002................................................................      20
   Thereafter..........................................................     310
   Revolving Credit Agreement..........................................  15,645
                                                                        -------
     Total............................................................. $16,046
                                                                        =======

4. LEASE OBLIGATIONS

   TresCom occupies office facilities and leases certain equipment and software under noncancelable operating leases. Rental expense for the years ended December 31, 1997, 1996 and 1995 was $1,703, $1,421 and $1,341, respectively.

   During the years ended December 31, 1997 and 1996, TresCom acquired communication equipment of approximately $1,156 and $4,310, respectively, under capital lease obligations. Asset balances for property acquired under capital leases consist of:

                                                                 December 31,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
   Transmission and communication equipment..................... $5,871  $4,715
   Furniture, fixtures and other................................    213     270
                                                                 ------  ------
                                                                  6,084   4,985
   Accumulated depreciation.....................................   (916)   (311)
                                                                 ------  ------
                                                                 $5,168  $4,674
                                                                 ======  ======

   Depreciation expense associated with assets acquired under capital leases is included with depreciation and amortization expense on the Statements of Operations. The present value of minimum capital lease payments are included in the balance sheet as a part of long-term obligations. Future minimum lease payments for all noncancelable leases at December 31, 1997 are:

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)


                                                       Capital Operating
                                                       Leases   Leases   Total
                                                       ------- --------- ------
   1998............................................... $1,637   $1,168   $2,805
   1999...............................................  1,471      915    2,386
   2000...............................................  1,419      731    2,150
   2001...............................................  1,073      566    1,639
   2002...............................................     90      507      597
   Thereafter.........................................    --       138      138
                                                       ------   ------   ------
   Total future minimum lease payments................  5,690   $4,025   $9,715
                                                                ======   ======
   Less amounts representing interest.................  1,045
                                                       ------
   Present value of net minimum lease payments........ $4,645
                                                       ======

5. CAPITALIZATION

 Preferred Stock

   The Board of Directors of TresCom is authorized to issue up to one million shares of preferred stock, par value $.01 per share, in one or more series and to fix the powers, voting rights, designations and preferences of each series.

 Common Stock

   On February 13, 1996, TresCom sold 4,545,455 shares of its Common Stock at $12 per share in its IPO. The net proceeds of this sale were approximately $48,600. The net proceeds were used to retire debt and accrued interest of approximately $35,800.

 Stock Option Plan

   TresCom has a Stock Option Plan under which 936,432 options to purchase shares of common stock may be granted to officers, key employees, consultants and directors. The plan allows the granting of incentive stock options, which may not have an exercise price below the greater of par value or the market value on the date of grant, and non-qualified stock options, which may not have an exercise price below par value. All options must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after February 22, 2004.

   Options generally vest as to 20% on the first anniversary of the vesting commencement date or grant date and as to an additional 20% on each anniversary thereafter. All options expire on the tenth anniversary of the grant date, unless sooner terminated under the terms of the stock option plan. In the event of certain changes in control of TresCom, all options become fully vested.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

   The following table summarizes all options activity for the years ended December 31, 1995, 1996 and 1997:

                                                                        Weighted
                                                  Number of             Average
                                                   Options  Exercisable Exercise
                                                   Granted    Options    Price
                                                  --------- ----------- --------
   Outstanding as of December 31, 1994...........  110,840               $0.42
   Canceled......................................  110,840                0.42
   Granted.......................................  484,955                0.42
   Forfeited.....................................   12,749                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1995...........  472,206     19,826     0.42
   Canceled......................................  220,622                0.42
   Granted.......................................  534,119               12.53
   Forfeited.....................................  147,452               10.82
   Exercised.....................................  141,988                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1996...........  496,263     23,713    10.37
   Canceled......................................    2,000                7.50
   Granted.......................................  447,000                7.76
   Forfeited.....................................   61,790                9.48
   Exercised.....................................   16,769                0.42
                                                   -------    -------    -----
   Outstanding as of December 31, 1997...........  862,704    103,733    $9.28
                                                   =======    =======    =====

   The following table summarizes options at December 31, 1997:

                                                                   Options
                                    Options Outstanding          Exercisable
                               ------------------------------  ----------------
                                         Weighted  Weighted            Weighted
                                         Average    Average    Number  Average
                               Number of Exercise Contractual    of    Exercise
   Range of Exercise price      Options   Price   Life (years) Options  Price
   -----------------------     --------- -------- -----------  ------- --------
   $0.42......................   75,585   $ 0.42     7.66      24,309   $ 0.42
    12.00--17.63..............  372,119    12.76     8.26      74,424    12.00
    7.50--12.00...............  415,000     7.76     9.13       5,000    12.00

   Non-cash compensation expense was recorded over the vesting period of the options. Accordingly, $257, $1,264 and $139 of non-cash compensation expense was recorded in the years ended December 31, 1997, 1996 and 1995, respectively.

   TresCom follows the requirements of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock option plan and, accordingly, compensation cost is recognized in the consolidated statements of operations for the stock option plan to the extent the options are granted at prices below fair market value. TresCom adopted SFAS 123, which requires certain disclosures about stock-based employee compensation arrangements. SFAS 123 requires pro forma disclosure of the impact on net income and earnings per share if the fair value method defined in SFAS 123 had been used. The fair value for these options was estimated at the date of grant using a minimum value option valuation method for options granted prior to the IPO and a Black-Scholes option valuation model for options granted after the IPO with the following weighted-average assumptions: a risk-free interest rate of 6.1%; a dividend yield of 0%; a volatility factor of the expected market price of the TresCom common stock of 1.207 for options granted during 1997 and
 .729 for options granted during 1996 and 1995, and an expected life of five years.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)


   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because TresCom's stock options have characteristics significantly different from those of traded options, and because change in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

   The weighted average grant date fair value of options granted in 1997, 1996 and 1995 is $6.46, $7.88 and $10.50 per share, respectively. The options granted during 1995 had exercise prices below market value and the options granted during 1997 and 1996 had exercise prices at or above fair market value.

   For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The SFAS 123 pro-forma information is as follows:

                                                     1997     1996      1995
                                                   --------  -------  --------
   Pro forma net loss............................. $(12,583) $(5,713) $(11,627)
   Pro forma basic and diluted loss per share.....    (1.06)   (0.60)    (5.29)

6. INCOME TAXES

   The significant components of TresCom's deferred tax assets and liabilities are:

                                                           December 31,
                                                     --------------------------
                                                       1997     1996     1995
                                                     --------  -------  -------
   Deferred tax assets
     Allowance for bad debts........................ $  3,251  $ 2,975  $ 1,139
     Net operating loss carry-forward...............   12,256    6,229    6,311
     Accruals.......................................      218      566      279
     Depreciation and amortization..................      --       101      873
     Other..........................................       15       11      270
     Valuation allowance............................  (14,053)  (8,479)  (8,793)
                                                     --------  -------  -------
                                                        1,687    1,403       79
   Deferred tax liabilities
     Depreciation and amortization..................   (1,558)     --       --
     Acquisition basis differences..................     (129)  (1,403)     (79)
                                                     --------  -------  -------
                                                     $    --   $   --   $   --
                                                     ========  =======  =======

   The net change in TresCom's valuation allowance was $5,574, $(314) and $3,056 for the years ended December 31, 1997, 1996 and 1995, respectively.

   On July 17, 1989, the Industrial Development Commission of the U.S. Virgin Islands (U.S.V.I.) granted STSJ tax benefits to cover long-distance telecommunications services in the U.S. Virgin Islands. These benefits include a 90% exemption from income taxes for a ten-year period effective January 1, 1989.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

   The reconciliation of income tax attributable to operations computed at the U.S. federal statutory rates to income tax expense is:

                                                         December 31,
                                                       ---------------------
                                                       1997    1996    1995
                                                       -----   -----   -----
   Tax at U.S. statutory rate......................... (34.0)% (34.0)% (34.0)%
   State taxes, net of federal benefit................  (3.6)   (2.0)   (2.0)
   Amortization of excess of cost over net assets of
    businesses acquired...............................   3.8     6.5     2.7
   Foreign tax rate differences.......................   2.0     7.1     3.7
   Unrecognized benefit of net operating loss.........  31.8    22.4    29.6
                                                       -----   -----   -----
                                                         --      --      --
                                                       =====   =====   =====

   At December 31, 1997, TresCom has U.S. and foreign net operating loss carryforwards for tax purposes of $24,335 and $12,354, respectively. These net operating loss carryforwards expire in the years 1997 through 2012.

7. RETIREMENT PLAN

   TresCom maintains the TresCom 401(k) Savings and Retirement Plan for all U.S. and U.S.V.I. subsidiaries and the TresCom 165(e) Savings and Retirement Plan for the Puerto Rican subsidiary. Employees age 21 or older are eligible to participate six months after their date of hire and to elect to defer a percentage of his/her salary. TresCom has the discretion to make contributions to the TresCom 401(k) Savings and Retirement Plan and TresCom 165(e) Saving and Retirement Plan. In 1996, 25,000 shares of stock in TresCom were authorized as retirement plan contributions. In 1997 and 1996, 4,439 and 2,065 shares, respectively, were allocated to the TresCom 401(k) Savings and Retirement Plan and the TresCom 165(e) Savings and Retirement Plan for aggregate amounts of approximately $31 and $16, respectively.

8. COMMITMENTS AND CONTINGENCIES

   TresCom is involved in various claims and is subject to possible actions arising out of the normal course of its business. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of TresCom's management, based on knowledge of the facts and advice of counsel, that the resolution of such claims and actions will not have a material adverse effect on TresCom's financial condition or results of operations.

   TresCom has commitments under various types of agreements for the purchase of property and equipment to continue expansion of its network. Portions of such agreements not completed at year end are not reflected in the consolidated financial statements. These commitments were approximately $1,000 at year end 1997.

9. SETTLEMENTS

   In the past, TresCom incurred some significant charges as a result of disputes with carriers. These charges amounted to $4,100 and $900 in the first and second quarter of 1995, respectively. In addition, significant losses resulting from settlements with customers totaled $4,069 during the first quarter of 1995.

10. FINANCIAL INSTRUMENTS

   The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate the respective fair values due to the short-term nature of these items. The fair values for long-term obligations at December 31, are as follows:

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

                                                     1997           1996
                                                -------------- --------------
                                                Carrying Fair  Carrying Fair
                                                 Value   Value  Value   Value
                                                -------- ----- -------- -----
   Loans payable to the Small Business
    Administration.............................   $401   $323    $416   $335
                                                  ====   ====    ====   ====

   The fair values of all other long-term obligations approximate the carrying values and are therefore not disclosed.

11. RELATED PARTY TRANSACTIONS

   During 1996, an affiliate of a major shareholder of TresCom owned approximately 20% of LCI International, Inc. (LCI). TresCom buys network services from and provides network services to LCI. At December 31, 1996, the net amount due to LCI was $1,935. During 1996, $7,140 of services were provided and $5,453 were used. During 1997, the affiliate of TresCom's major shareholder reduced their ownership stake to an insignificant percentage.

   In December 1996, TresCom acquired 100% of the Common Stock of Intex Telecommunications, Inc. from LCI. The purchase price consideration was 394,095 shares of TresCom common stock.

12. NATURAL DISASTER

   On September 16, 1995, Hurricane Marilyn damaged the island of St. Thomas where TresCom has significant operations. TresCom's Property and Business Interruption Insurance covered a significant portion of the damages to equipment and certain losses from operations. At September 30, 1995, TresCom estimated its exposure relating to the hurricane to be $2,500. Based on visits to the affected area, review of accounts receivable and actual settlements with customers, management revised its estimate of losses resulting from the hurricane to $1,717. Accordingly, the net loss for the quarter ended December 31, 1996 included this change in estimate of $783.

                          TRESCOM INTERNATIONAL, INC.

                (In Thousands, Except Share and Per Share Data)

13. EARNINGS PER SHARE

   The following table sets forth the computation of basic and diluted earnings per share:

                                             1997         1996         1995
                                          -----------  -----------  ----------
Numerator:
 Loss before extraordinary item.......... $   (10,855) $    (3,621) $  (11,627)
 Extraordinary loss on early
  extinguishment of debt.................         --         1,956         --
                                          -----------  -----------  ----------
 Net loss................................     (10,855)      (5,577)    (11,627)
 Preferred stock dividends...............         --           690       4,877
                                          -----------  -----------  ----------
 Numerator for basic and diluted earnings
  per share--net loss applicable to
  common stock........................... $   (10,855) $    (6,267) $  (16,504)
                                          ===========  ===========  ==========
Denominator:
 Denominator for basic and diluted
  earnings per share--weighted average
  shares.................................  11,890,047   10,671,096   3,119,590
                                          ===========  ===========  ==========
Basic and diluted per share data:
 Loss before extraordinary item.......... $     (0.91) $     (0.41) $    (5.29)
 Extraordinary item......................         --         (0.18)        --
                                          -----------  -----------  ----------
 Net loss per share of common stock...... $     (0.91) $     (0.59) $    (5.29)
                                          ===========  ===========  ==========

   The earnings per share amounts in the above table have been calculated in compliance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." For further information regarding earnings per share and capitalization of TresCom, see Notes 2 and 5.

14. SUBSEQUENT EVENTS

   In February 1998, TresCom entered into a definitive Agreement and Plan of Merger with Primus Telecommunications Group, Inc. (Primus) and Taurus Acquisition Corporation, a wholly-owned subsidiary of Primus (Taurus). Pursuant to the terms of the Agreement and Plan of Merger, it is contemplated that Taurus will merge with and into TresCom, that TresCom will be the surviving corporation and that Primus will acquire 100% of the issued and outstanding shares of TresCom Common Stock. The transaction is expected to be completed during the second quarter of 1998 and is subject to, among other things, the approval of both Primus's and TresCom's shareholders and certain regulatory authorities.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
TresCom International, Inc.

   We have audited the consolidated financial statements of TresCom International, Inc. and its subsidiaries (TresCom) as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated February 27, 1998. Our audit also included the accompanying financial statement schedule of TresCom. This schedule is the responsibility of TresCom's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Atlanta, Georgia
February 27, 1998

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                          TRESCOM INTERNATIONAL, INC.

                                 (In Thousands)

                                         Additions
                                    -------------------
                         Balance at Charged to Charged                Balance
                         Beginning  Costs and  to Other               at End
Description              of Period   Expenses  Accounts  Deductions  of Period
------------------------ ---------- ---------- --------  ----------  ---------
Year ended December 31,
 1997:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............   $7,588     $4,159     $500(1)   $4,098(3)  $ 8,149
  Valuation allowance
   for deferred taxes...    8,479      5,574      --          --       14,053
Year ended December 31,
 1996:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    4,140      5,036      --        1,588(3)    7,588
  Valuation allowance
   for deferred taxes...    8,793        --       --          314(2)    8,479
Year ended December 31,
 1995:
Reserve and allowance
 deducted from asset
 accounts:
  Allowance for doubtful
   accounts.............    3,761      1,791      700(4)    2,112(3)    4,140
  Valuation allowance
   for deferred taxes...    5,737      3,056      --          --        8,793

--------
(1) In connection with acquisitions.
(2) Change in deferred taxes.
(3) Write-off of uncollectible accounts.
(4) Uncollectible accounts in U.S. Virgin Islands resulting from Hurricane Marilyn.

                                        Shares

            [LOGO OF PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED]

                                   Common Stock



                                 ------------
                                   PROSPECTUS
                                       , 1999

                                 ------------


Lehman Brothers                                       Morgan Stanley Dean Witter

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the estimated costs and expenses other than the underwriting discounts and commissions, payable by Primus
Telecommunications Group Incorporated in connection with the sale of the common stock being registered, all of which will be paid by Primus.

   Securities and Exchange Commission Registration Fee................. $47,955
   Accounting Fees and Expenses........................................ $     *
   Legal Fees and Expenses............................................. $     *
   Printing Fees and Expenses.......................................... $     *
   NASD Filing Fees.................................................... $17,750
   NASDAQ Listing Fees................................................. $17,500
   Printing and Engraving.............................................. $     *
   Transfer Agent Fees................................................. $     *
   Miscellaneous Expenses.............................................. $     *
     Total Expenses.................................................... $     *

  --------
  * To be completed by amendment.

Item 15. Indemnification of Directors and Officers

   Section 145 of the DGCL permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article X of our Amended and Restated By-Laws provides that we, to the full extent permitted by Section 145 of the DGCL, shall indemnify all of our past and present directors and may indemnify all of our past or present employees or other agents. To the extent that a director, officer, employee or agent of our's has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by us against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by us in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

   As permitted by Section 102(b)(7) of the DGCL, Article 11 of our Amended and Restated Certificate of Incorporation provides that no director shall be liable to us for monetary damages for breach of fiduciary duty as a director, except for liability:

     (i) for any breach of the director's duty of loyalty to us or our stockholders;

     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (iii) for the unlawful payment of dividends on or redemption of our capital stock; or

     (iv) for any transaction from which the director derived an improper personal benefit.

   We have obtained a policy insuring us and our directors and officers against certain liabilities, including liabilities under the 1933 Act.

   Pursuant to Section 5(h) of the TresCom merger agreement (as amended) (filed as Appendix A to the Joint Proxy Statement/Prospectus on Form S-4, No. 333-51797, dated May 4, 1998), we will provide each individual who served as a director or officer of TresCom at any time prior to the effective time of the TresCom merger with liability insurance for a period of six years after the effective time, having no less favorable coverage than any applicable insurance of TresCom in effect immediately prior to the effective time; provided, however, if the existing liability insurance expires, or is terminated or canceled by the insurance carrier during such six-year period, the company which survived the TresCom merger will use its best efforts to obtain as much liability insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 150% of the last annual premium paid prior to the date of the TresCom merger agreement.

Item 16. Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
     1.1     Form of Underwriting Agreement.+

     2.1 Agreement and Plan of Merger by and among Primus, TresCom and Taurus Acquisition Corp. ("TAC"), dated as of February 3, 1998, and as amended by Amendments No. 1 and 2 to Agreement and Plan of Merger dated as of April 8, 1998 and as of April 16, 1998, respectively; Incorporated by reference to Appendix A to the Joint
             Proxy Statement/Prospectus on Form S-4, No. 333-51797 dated May 4,
             1998.

     2.2     Amendment No. 1 to Agreement and Plan of Merger among Primus
             TresCom and TAC, dated as of April 8, 1998; Incorporated by reference to Exhibit 2.1 of Primus's Current Report on Form 8-K dated April 10, 1998.

     2.3     Amendment No. 2 to Agreement and Plan of Merger among Primus,
             TresCom and TAC, dated as of April 16, 1998; Incorporated by reference to Exhibit 2.1 of Primus's Current Report on Form
             8-K dated April 23, 1998 (the "Form 8-K for Amendments"), as amended by the Primus Current Report on Form 8-K/A dated April 23,
             1998.

     2.4     Asset Purchase Agreement by and among USFI, Inc. Primus
             Telecommunications, Inc., Primus and US Cable Corporation dated as of October 20, 1997; Incorporated by reference to Exhibit 2.1 of
             Primus's Current Report on Form 8-K dated November 3, 1997. (The exhibits and schedules listed in the table of contents to the Asset Purchase Agreement have been omitted in accordance with Item
             601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     2.5     Equity Purchase Agreement by and among Messrs. James D. Pearson,
             Stephen E. Myers, Michael C. Anderson, Primus Telecommunications,
             Inc., and Primus, dated as of October 20, 1997; Incorporated by reference to Exhibit 2.2 of Primus's Current Report on Form 8-K dated November 3, 1997. (The exhibits and schedules listed in the table of contents to the Equity Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     2.6 Asset and Stock Purchase Agreement dated June 30, 1999, by and between Telegroup, Inc. and Primus; Incorporated by reference to
             Exhibit 2.1 of Primus's Current Report on From 8-K dated July 14,
             1999. (The exhibits and schedules listed in the table of contents to the Asset and Stock Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     3.1     Amended and Restated Certificate of Incorporation of Primus;
             Incorporated by reference to Exhibit 3.1 of the Registration
             Statement on Form S-8, No. 333-56557 (the "S-8 Registration
             Statement").

     3.2 Amended and Restated Bylaws of Primus; Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, No. 333-
             10875 (the "IPO Registration Statement").

     4.1 Specimen Certificate of Primus Common Stock; Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

     4.2     Form of Indenture of Primus regarding the 1997 Senior Notes (the
             "1997 Indenture"); Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1, No 333-30195 (the "1997 Senior
             Note Registration Statement").


 Exhibit No.                             Description
 -----------                             -----------
     4.3     Form of Supplemental Indenture of Primus to the 1997 Indenture
             dated January 20, 1999, between Primus and First Union National
             Bank; Incorporated by reference to Exhibit 4.3 of the Company's
             Annual Report on Form 10-K filed on March 31, 1999.

     4.4     Form of Warrant Agreement of Primus; Incorporated by reference to
             Exhibit 4.2 of the 1997 Senior Note Registration Statement.

     4.5     Indenture, dated May 19, 1998, between Primus Telecommunications
             Group, Incorporated and First Union Nation Bank; Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-
             4, No 333-58547 (the "1998 Senior Note Registration Statement").

     4.6     Specimen 9 7/8% Senior Note due 2008; Incorporated by reference to
             Exhibit A included in Exhibit 4.4 of the 1998 Senior Note
             Registration Statement.

     4.7     Indenture, dated January 29, 1999, between Primus and First Union
             National Bank (the "January 1999 Indenture"); Incorporated by reference to Exhibit 4.7 to the Company's Exchange Offer
             Registration Statement, No. 333-76965 filed with the Commission on
             August 2, 1999 (the "1999 Exchange Offer Registration Statement").

     4.8 Specimen 11 1/4% Senior Note due 2009; Incorporated by reference to Exhibit A included in the January 1999 Indenture.

     4.9 First Supplemental Indenture to the January 1999 Indenture, dated as of June 30, 1999, between Primus and First Union National Bank;
             Incorporated by reference to Exhibit 4.1 of Primus's Current
             Report on From 8-K dated July 14, 1999.

     4.10 Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate
             (Exhibit A), the Certificate of Designation (Exhibit B) and the
             Form of Summary of Rights (Exhibit C); Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-
             A, No 000-29092 filed with the Commission on December 30, 1998.

     4.11 Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase
             Rights; Incorporated by reference to Exhibit 4.2 to the Company's
             Registration Statement on Form 8-A, No 000-29092 filed with the
             Commission on December 30, 1998.

     5.1 Opinion of Pepper Hamilton LLP regarding the validity of the securities being registered.+

    10.1     Stockholder Agreement among Warburg, Pincus, K. Paul Singh and
             Primus, dated as of February 3, 1998; Incorporated by reference to
             Exhibit 10.1 of the Primus Current Report on Form 8-K dated
             February 6, 1998 (the "Form 8-K").

    10.6     Amendment No. 1 to Stockholder Agreement among Warburg, Pincus, K.
             Paul Singh, Primus, and TresCom, dated as of April 16, 1998;
             Incorporated by reference to Exhibit 10.1 of the Form 8-K for Amendments.

    10.9     Switched Transit Agreement, dated June 5, 1995, between Teleglobe
             USA, Inc. and Primus for the provision of services to India;
             Incorporated by reference to Exhibit 10.2 of the IPO Registration
             Statement.

    10.10    Hardpatch Transit Agreement, dated February 29, 1996, between
             Teleglobe USA; Incorporated by reference to Exhibit 10.3 of the IPO Registration Statement.

    10.11    Agreement for Billing and Related Services, dated February 23,
             1995, between Primus and Electronic Data System Inc.; Incorporated by reference to Exhibit 10.4 of the IPO Registration Statement.

    10.12    Employment Agreement, dated June 1, 1994, between Primus and K.
             Paul Singh, Inc.; Incorporated by reference to Exhibit 10.5 of the
             IPO Registration Statement.**


 Exhibit No.                             Description
 -----------                             -----------
    10.13    Primus 1995 Stock Option Plan; Incorporated by reference to
             Exhibit 10.6 of the IPO Registration Statement.**

    10.14 Primus 1995 Director Stock Option Plan; Incorporated by reference to Exhibit 10.7 of the IPO Registration Statement.**

    10.15    Registration Rights Agreement, dated July 31, 1996, among Primus,
             Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C.,
             Winston Partners II LDC and Winston Partners LLC; Incorporated by reference to Exhibit 10.11 of the IPO Registration Statement.

    10.16    Service Provider Agreement between Telstra Corporation Limited and
             Axicorp Pty., Ltd., dated May 3, 1995; Incorporated by reference to Exhibit 10.12 of the IPO Registration Statement.

    10.17    Dealer Agreement between Telstra Corporation Limited and Axicorp
             Pty., Ltd. dated January 8, 1996; Incorporated by reference to
             Exhibit 10.13 of the IPO Registration Statement.

    10.18    Hardpatch Transit Agreement dated October 5, 1995 between
             Teleglobe USA, Inc. and Primus the provision of services to India;
             Incorporated by reference to Exhibit 10.14 of the IPO Registration
             Statement.

    10.19    Master Lease Agreement dated as of November 21, 1997 between NTFC
             Capital Corporation and Primus Telecommunications, Inc.;
             Incorporated by reference to Exhibit 10.17 of Primus's Annual
             Report on Form 10-K for the year ended December 31, 1997 (the
             "1997 10-K"), as amended on Form 10-K/A dated April 30, 1998.

    10.20    Primus Employee Stock Purchase Plan; Incorporated by reference to
             Exhibit 10.15 of the 1997 Senior Note Registration Statement.**

    10.21 Primus 401(k) Plan; Incorporated by reference to Exhibit 4.4 of the Primus Registration Statement on Form S-8 (No. 333-35005).

    10.22    Purchase Agreement, dated May 14, 1998, among Primus
             Telecommunications Group, Incorporated, Primus Telecommunications,
             Incorporated, Primus Telecommunications Pty. Ltd. and Lehman
             Brothers, Inc.; Incorporated by reference to Exhibit 10.22 of the 1998 Senior Note Registration Statement.

    10.23    Primus Telecommunications Group, Incorporated-TresCom
             International Stock Option Plan; Incorporated by reference to
             Exhibit 4.1 of the S-8 Registration Statement.**

    10.24    Amended and Restated Employment Agreement between the Company and
             Wesley T. O'Brien; Incorporated by reference to Exhibit 10.3 to the TresCom 1996 Form 10-K.**

    10.25 First Amendment to Amended and Restated Employment Agreement between the Company and Wesley T. O'Brien; Incorporated by reference to Exhibit 10.2 to the TresCom 1997 Form 10-K).**

    10.26    Employment Agreement between the Company and Rudolph McGlashan;
             Incorporated by reference to Exhibit 10.4 to the TresCom
             Registration Statement on Form S-1, No. 33-99738, filed on
             November 22, 1995 (the "TresCom Form S-1").**

    10.27    Amendment to Employment Agreement between the Company and Rudolph
             McGlashan; Incorporated by reference to Exhibit 10.5 to the TresCom Form S-1.**

    10.28    Warrant Agreement between the Company and Warburg, Pincus
             Investors, L.P; Incorporated by reference to Exhibit 10.6 to the TresCom Form S-1.

    10.29 Form of Indemnification Agreement between the Company and its directors and executive officers; Incorporated by reference to
             Exhibit 10.23 to the TresCom Form S-1.

    10.30    Revolving Credit and Security Agreement, among TresCom
             International, Inc., TresCom U.S.A., Inc., Intex
             Telecommunications, Inc., The St. Thomas and San Juan Telephone
             Company, Inc., STSJ Overseas Telephone Company, Inc., PNC Bank,
             National Association (as lender and as agent) and the other lenders a party thereto (the "Loan Agreement"); Incorporated by reference to Exhibit 10.22 to the TresCom Quarterly Report on Form
             10-Q for the fiscal quarter ended June 30, 1997.

 Exhibit No.                             Description
 -----------                             -----------
    10.31    Revolving Credit Note, dated July 31, 1997, payable to PNC Bank,
             National Association and the other lenders a party to the Loan
             Agreement; Incorporated by reference to Exhibit 10.23 to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

    10.32 Amendment 1999-1 to the 1995 Stock Option Plan; Incorporated by reference to Exhibit 10.14 of the 1999 Exchange Offer Registration
             Statement.**

    21.1     Subsidiaries of the Registrant.*

    23.1     Consent of Deloitte & Touche LLP (included on page II-7 of this
             Registration Statement).

    23.2     Consent of Ernst & Young LLP (included on page II-8 of this
             Registration Statement).

    23.3     Consent of Pepper Hamilton LLP (included in Exhibit 5.1).+

    23.4     Consent of KPMG LLP (included on page II-9 of this Registration
             Statement).

    24.1     Power of Attorney (included on page II-10 of this Registration
             Statement).

    27.1     Financial Data Schedule; Incorporated by reference to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

    27.2     Financial Data Schedule; Incorporated by reference to the
             Company's Annual Report on Form 10-K for the year ended December
             31, 1998.

--------
 * Filed herewith.
 + To be filed by amendment.
** Compensatory Benefit Plan.

   (B) Financial Statement Schedules.

   All schedules have been omitted because they are not applicable, not required, or the required information is included in the Financial Statements or the notes thereto.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                         INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Registration Statement of Primus
Telecommunications Group, Incorporated on Form S-3 of our report dated February 10, 1999, except for paragraph one of Note 16 as to which the date is March 31, 1999, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP

McLean, Virginia
September 7, 1999

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated February 27, 1998, with respect to the consolidated financial statements and schedule of TresCom International, Inc. included in
the Registration Statement (Form S-3 No. 333-      ) and related Prospectus of
Primus Telecommunications Group, Incorporated filed with the Securities and Exchange Commission on September 10, 1999.

Ernst & Young LLP

Atlanta, Georgia
September 3, 1999

                              ACCOUNTANTS' CONSENT

The Board of Directors
Telegroup, Inc.:

We consent to the use of our report on the combined financial statements of Telegroup, Inc. and certain subsidiaries included herein and to the reference to our firm under the heading "Experts" in this Registration Statement.

Our report dated July 9, 1999, contains an explanatory paragraph that states that the Company has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Lincoln, Nebraska
September 7, 1999

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia on September , 1999.

                                          Primus Telecommunications Group,
                                           Incorporated

                                                   /s/ K. Paul Singh
                                          By: _________________________________
                                                       K. Paul Singh
                                               Chairman, President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below on this Registration Statement hereby constitutes and appoints K. Paul Singh and Neil L. Hazard and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments (including post-effective amendments thereto) to this Form S-3 Registration Statement of Primus Telecommunications Group, Incorporated and to file the same, with all Exhibits thereto, and other documents in connection therewith (including Registration Statements pursuant to Rule 462), with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ K. Paul Singh              Chairman, President and             , 1999
______________________________________  Chief Executive Officer
            K. Paul Singh               (principal executive
                                        officer) and Director

        /s/ Neil L. Hazard             Executive Vice President            , 1999
______________________________________  and Chief Financial
            Neil L. Hazard              Officer (principal
                                        financial officer and
                                        principal accounting
                                        officer)

       /s/ John F. DePodesta           Executive Vice President            , 1999
______________________________________  and Director
          John F. DePodesta

              Signature                          Title                   Date
              ---------                          -----                   ----

        /s/ Herman Fialkov             Director                            , 1999
______________________________________
            Herman Fialkov

      /s/ David E. Hershberg           Director                            , 1999
______________________________________
          David E. Hershberg

         /s/ John Puente               Director                            , 1999
______________________________________
             John Puente

       /s/ Douglas M. Karp             Director                            , 1999
______________________________________
           Douglas M. Karp

                               INDEX OF EXHIBITS

 Exhibit No.                             Description
 -----------                             -----------
     1.1     Form of Underwriting Agreement.+

     2.1 Agreement and Plan of Merger by and among Primus, TresCom and Taurus Acquisition Corp. ("TAC"), dated as of February 3, 1998, and as amended by Amendments No. 1 and 2 to Agreement and Plan of Merger dated as of April 8, 1998 and as of April 16, 1998, respectively; Incorporated by reference to Appendix A to the Joint
             Proxy Statement/Prospectus on Form S-4, No. 333-51797 dated May 4,
             1998.

     2.2     Amendment No. 1 to Agreement and Plan of Merger among Primus
             TresCom and TAC, dated as of April 8, 1998; Incorporated by reference to Exhibit 2.1 of Primus's Current Report on Form 8-K dated April 10, 1998.

     2.3     Amendment No. 2 to Agreement and Plan of Merger among Primus,
             TresCom and TAC, dated as of April 16, 1998; Incorporated by reference to Exhibit 2.1 of Primus's Current Report on Form
             8-K dated April 23, 1998 (the "Form 8-K for Amendments"), as amended by the Primus Current Report on Form 8-K/A dated April 23,
             1998.

     2.4     Asset Purchase Agreement by and among USFI, Inc. Primus
             Telecommunications, Inc., Primus and US Cable Corporation dated as of October 20, 1997; Incorporated by reference to Exhibit 2.1 of
             Primus's Current Report on Form 8-K dated November 3, 1997. (The exhibits and schedules listed in the table of contents to the Asset Purchase Agreement have been omitted in accordance with Item
             601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     2.5     Equity Purchase Agreement by and among Messrs. James D. Pearson,
             Stephen E. Myers, Michael C. Anderson, Primus Telecommunications,
             Inc., and Primus, dated as of October 20, 1997; Incorporated by reference to Exhibit 2.2 of Primus's Current Report on Form 8-K dated November 3, 1997. (The exhibits and schedules listed in the table of contents to the Equity Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     2.6 Asset and Stock Purchase Agreement dated June 30, 1999, by and between Telegroup, Inc. and Primus; Incorporated by reference to
             Exhibit 2.1 of Primus's Current Report on From 8-K dated July 14,
             1999. (The exhibits and schedules listed in the table of contents to the Asset and Stock Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of such exhibits and schedules shall be furnished supplementally to the Commission upon request.)

     3.1     Amended and Restated Certificate of Incorporation of Primus;
             Incorporated by reference to Exhibit 3.1 of the Registration
             Statement on Form S-8, No. 333-56557 (the "S-8 Registration
             Statement").

     3.2 Amended and Restated Bylaws of Primus; Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1, No. 333-
             10875 (the "IPO Registration Statement").

     4.1 Specimen Certificate of Primus Common Stock; Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

     4.2     Form of Indenture of Primus regarding the 1997 Senior Notes (the
             "1997 Indenture"); Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1, No 333-30195 (the "1997 Senior
             Note Registration Statement").

     4.3 Form of Supplemental Indenture of Primus to the 1997 Indenture dated January 20, 1999, between Primus and First Union National
             Bank; Incorporated by reference to Exhibit 4.3 of the Company's
             Annual Report on Form 10-K filed on March 31, 1999.

     4.4     Form of Warrant Agreement of Primus; Incorporated by reference to
             Exhibit 4.2 of the 1997 Senior Note Registration Statement.


 Exhibit No.                             Description
 -----------                             -----------
     4.5     Indenture, dated May 19, 1998, between Primus Telecommunications
             Group, Incorporated and First Union Nation Bank; Incorporated by
             reference to Exhibit 4.4 of the Registration Statement on Form S-
             4, No 333-58547 (the "1998 Senior Note Registration Statement").

     4.6     Specimen 9 7/8% Senior Note due 2008; Incorporated by reference to
             Exhibit A included in Exhibit 4.4 of the 1998 Senior Note
             Registration Statement.

     4.7     Indenture, dated January 29, 1999, between Primus and First Union
             National Bank (the "January 1999 Indenture"); Incorporated by reference to Exhibit 4.7 to the Company's Exchange Offer
             Registration Statement, No. 333-76965 filed with the Commission on
             August 2, 1999 (the "1999 Exchange Offer Registration Statement").

     4.8 Specimen 11 1/4% Senior Note due 2009; Incorporated by reference to Exhibit A included in the January 1999 Indenture.

     4.9 First Supplemental Indenture to the January 1999 Indenture, dated as of June 30, 1999, between Primus and First Union National Bank;
             Incorporated by reference to Exhibit 4.1 of Primus's Current
             Report on From 8-K dated July 14, 1999.

     4.10 Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate
             (Exhibit A), the Certificate of Designation (Exhibit B) and the
             Form of Summary of Rights (Exhibit C); Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-
             A, No 000-29092 filed with the Commission on December 30, 1998.

     4.11 Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase
             Rights; Incorporated by reference to Exhibit 4.2 to the Company's
             Registration Statement on Form 8-A, No 000-29092 filed with the
             Commission on December 30, 1998.

     5.1 Opinion of Pepper Hamilton LLP regarding the validity of the securities being registered.+

    10.1     Stockholder Agreement among Warburg, Pincus, K. Paul Singh and
             Primus, dated as of February 3, 1998; Incorporated by reference to
             Exhibit 10.1 of the Primus Current Report on Form 8-K dated
             February 6, 1998 (the "Form 8-K").
    10.6     Amendment No. 1 to Stockholder Agreement among Warburg, Pincus, K.
             Paul Singh, Primus, and TresCom, dated as of April 16, 1998;
             Incorporated by reference to Exhibit 10.1 of the Form 8-K for Amendments.
    10.9     Switched Transit Agreement, dated June 5, 1995, between Teleglobe
             USA, Inc. and Primus for the provision of services to India;
             Incorporated by reference to Exhibit 10.2 of the IPO Registration
             Statement.

    10.10    Hardpatch Transit Agreement, dated February 29, 1996, between
             Teleglobe USA; Incorporated by reference to Exhibit 10.3 of the IPO Registration Statement.

    10.11    Agreement for Billing and Related Services, dated February 23,
             1995, between Primus and Electronic Data System Inc.; Incorporated by reference to Exhibit 10.4 of the IPO Registration Statement.

    10.12    Employment Agreement, dated June 1, 1994, between Primus and K.
             Paul Singh, Inc.; Incorporated by reference to Exhibit 10.5 of the
             IPO Registration Statement.**

    10.13    Primus 1995 Stock Option Plan; Incorporated by reference to
             Exhibit 10.6 of the IPO Registration Statement.**

    10.14 Primus 1995 Director Stock Option Plan; Incorporated by reference to Exhibit 10.7 of the IPO Registration Statement.**


 Exhibit No.                             Description
 -----------                             -----------
    10.15    Registration Rights Agreement, dated July 31, 1996, among Primus,
             Quantum Industrial Partners LDC, S-C Phoenix Holdings, L.L.C.,
             Winston Partners II LDC and Winston Partners LLC; Incorporated by
             reference to Exhibit 10.11 of the IPO Registration Statement.


    10.16    Service Provider Agreement between Telstra Corporation Limited and
             Axicorp Pty., Ltd., dated May 3, 1995; Incorporated by reference to Exhibit 10.12 of the IPO Registration Statement.


    10.17    Dealer Agreement between Telstra Corporation Limited and Axicorp
             Pty., Ltd. dated January 8, 1996; Incorporated by reference to
             Exhibit 10.13 of the IPO Registration Statement.

    10.18    Hardpatch Transit Agreement dated October 5, 1995 between
             Teleglobe USA, Inc. and Primus the provision of services to India;
             Incorporated by reference to Exhibit 10.14 of the IPO Registration
             Statement.

    10.19    Master Lease Agreement dated as of November 21, 1997 between NTFC
             Capital Corporation and Primus Telecommunications, Inc.;
             Incorporated by reference to Exhibit 10.17 of Primus's Annual
             Report on Form 10-K for the year ended December 31, 1997 (the
             "1997 10-K"), as amended on Form 10-K/A dated April 30, 1998.

    10.20    Primus Employee Stock Purchase Plan; Incorporated by reference to
             Exhibit 10.15 of the 1997 Senior Note Registration Statement.**

    10.21 Primus 401(k) Plan; Incorporated by reference to Exhibit 4.4 of the Primus Registration Statement on Form S-8 (No. 333-35005).

    10.22    Purchase Agreement, dated May 14, 1998, among Primus
             Telecommunications Group, Incorporated, Primus Telecommunications,
             Incorporated, Primus Telecommunications Pty. Ltd. and Lehman
             Brothers, Inc.; Incorporated by reference to Exhibit 10.22 of the 1998 Senior Note Registration Statement.
    10.23    Primus Telecommunications Group, Incorporated-TresCom
             International Stock Option Plan; Incorporated by reference to
             Exhibit 4.1 of the S-8 Registration Statement.**

    10.24    Amended and Restated Employment Agreement between the Company and
             Wesley T. O'Brien; Incorporated by reference to Exhibit 10.3 to the TresCom 1996 Form 10-K.**

    10.25 First Amendment to Amended and Restated Employment Agreement between the Company and Wesley T. O'Brien; Incorporated by reference to Exhibit 10.2 to the TresCom 1997 Form 10-K).**

    10.26    Employment Agreement between the Company and Rudolph McGlashan;
             Incorporated by reference to Exhibit 10.4 to the TresCom
             Registration Statement on Form S-1, No. 33-99738, filed on
             November 22, 1995 (the "TresCom Form S-1").**

    10.27    Amendment to Employment Agreement between the Company and Rudolph
             McGlashan; Incorporated by reference to Exhibit 10.5 to the TresCom Form S-1.**

    10.28    Warrant Agreement between the Company and Warburg, Pincus
             Investors, L.P; Incorporated by reference to Exhibit 10.6 to the TresCom Form S-1.

    10.29 Form of Indemnification Agreement between the Company and its directors and executive officers; Incorporated by reference to
             Exhibit 10.23 to the TresCom Form S-1.

    10.30    Revolving Credit and Security Agreement, among TresCom
             International, Inc., TresCom U.S.A., Inc., Intex
             Telecommunications, Inc., The St. Thomas and San Juan Telephone
             Company, Inc., STSJ Overseas Telephone Company, Inc., PNC Bank,
             National Association (as lender and as agent) and the other lenders a party thereto (the "Loan Agreement"); Incorporated by reference to Exhibit 10.22 to the TresCom Quarterly Report on Form
             10-Q for the fiscal quarter ended June 30, 1997.

    10.31    Revolving Credit Note, dated July 31, 1997, payable to PNC Bank,
             National Association and the other lenders a party to the Loan
             Agreement; Incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997.


 Exhibit No.                             Description
 -----------                             -----------
    10.32    Amendment 1999-1 to the 1995 Stock Option Plan; Incorporated by
             reference to Exhibit 10.14 of the 1999 Exchange Offer Registration
             Statement.**

    21.1     Subsidiaries of the Registrant.*

    23.1     Consent of Deloitte & Touche LLP (included on page II-7 of this
             Registration Statement).

    23.2     Consent of Ernst & Young LLP (included on page II-8 of this
             Registration Statement).

    23.3     Consent of Pepper Hamilton LLP (included in Exhibit 5.1).+

    23.4     Consent of KPMG LLP (included on page II-9 of this Registration
             Statement).

    24.1     Power of Attorney (included on page II-10 of this Registration
             Statement).

    27.1     Financial Data Schedule; Incorporated by reference to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

    27.2 Financial Data Schedule; Incorporated by reference to the company's Annual Report on Form 10-K for the year ended December
             31, 1998.

--------
 * Filed herewith.
 + To be filed by amendment.
** Compensatory Benefit Plan.